EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 30, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica, S.A.

Annual Report 2001



Telefónica, S.A. Annual Report 2001

Significant variables

Telefónica is the leading global and integrated telecommunications operator in the Spanish and Portuguese-speaking world, and ranks number two in Europe in terms of stock market capitalization

Its good financial situation has allowed the Telefónica Group to prove that it can generate cash flow even in a year with rather unfavourable circumstances

The Telefónica Group currently has 78 million customers worldwide, a client base that is expected to reach 100 million in 2004

Trust, proximity, and commitment are the main values of the company and the cornerstone of relations with its customers, shareholders and the 161,527 employees working in the company

Evolution of total Telefónica customers
Includes fixed line, mobile and pay TV
(millions)


80
75
70
65
60
55
50
45
40
35
0
97
98
99
00
01

Evolution of fixed telephone lines
(millions)


50
45
40
35
30
25
20
15
10
5
0
97
98
99
00
01

Evolution mobile telephone customers
(millions)


35
31.5
28
24.5
21
17.5
14
10.5
7
3.5
0
97
98
99
00
01

Significant variables

	1997	1998	1999	2000	2001
Fixed telephone lines (thousands)	**28,159.9**	**36,792.8**	**40,199.1**	**42,263.5**	**44,955.8**
Spain	16,798.3	18,205.2	19,226.2	20,317.8	20,646.9
Other countries	11,361.6	18,587.6	20,972.9	21,945.7	24,308.9
Mobile customers (thousands)	**5,053.5**	**10,514.4**	**19,582.1**	**24,920.3**	**32,255.6**
Spain	3,187.7	4,894.3	9,052.3	13,669.0	16,793.4
Other countries	1,865.8	5,.620.1	10,530.8	11,251.3	15,462.2
Pay TV Customers (thousands)	**1,751.9**	**2,369.8**	**2,489.5**	**982.5**	**1,148.1**
Spain	200.0	282.1	440.1	633.1	806.4
Other countries	1,551.9	2,087.7	2,049.4	349.4	341.7
Serving Employees (*)	**92,151**	**103,662**	**118,778**	**145,730**	**161,029**
Operating Revenues (millions of Euros)	**14,202.5**	**17,465.5**	**22,957.0**	**28,485.5**	**31,052.6**
Financial debt (**) (millions of Euros)	**13,755.1**	**18,837.4**	**20,472.1**	**26,951.4**	**28,941.6**
Investment (***) (millions of Euros)	**4,122.3**	**4,417.9**	**7,185.6**	**21,128.6**	**8,420.9**
Cash-flow (millions of Euros)	**5,778.3**	**6,515.7**	**8,985.0**	**10,466.4**	**10,554.1**
Net Income (millions of Euros)	**1,142.3**	**1,307.7**	**1,804.8**	**2,504.8**	**2,106.8**

(*) Average number in the year
(**) Financial debt: Long-term creditors (not including minority shareholders) + Issues and debts with credit institutions – Temporary financial investments - Cash
(***) Tangible fixed and intangible, includes advances to suppliers and installation materials

Evolution of Operating Revenues
(millions of Euros)



35,000
31,500
28,000
24,500
21,000
17,500
14,000
10,500
7,000
3,500
0
97
98
99
00
01

Evolution of net profit
(millions of Euros)



2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
97
98
99
00
01

Evolution of EBITDA
(millions of Euros)



13,000
11,700
10,400
9,100
7,800
6,500
5,200
3,900
2,600
1,300
0
99
00
01

Letter to Shareholders



Dear Shareholder:

Before summarising the main events associated with Telefónica's performance in 2001, I want to briefly outline the global and sector environment in which these took place in order to fully reflect the true worth of our achievements.

The world telecommunications industry is undergoing deep structural changes, which impact many aspects of the business from technology to even finance. These changes combine to form the challenge to future development known as the Information Society, which will provide operators with new opportunities for organic growth via the deployment of broadband services, allowing them to capture new customers and to enter new markets.

However, this exciting sector outlook demands business know-how and financial capabilities of operators, which not all of these possess at present. In fact, last year both customers and the equity markets responded to this new sector situation, with the former preferring traditional operators and the latter companies with the most solid balance sheets. In both respects, Telefónica has shown itself ready to gain a competitive edge over its peers in Europe despite adverse global economic conditions.

2001 saw a significant cooling of the global economy, which the events of September 11 only made worse, resulting in lower than expected growth rates in the world's leading economies. The main Latin American economies also saw a slowdown in growth, with Argentina being particularly hard hit.

This downbeat macroeconomic backdrop heavily impacted world stock markets, which to date have suffered the third worst crisis in their history, with the main indices losing between 10% and 25% in 2001.

Telecoms stocks saw losses for the second consecutive year due not only to the worsening global economic situation, but also to the financial difficulties of many operators, including key industry players.



Telefónica was the best stock market performer in 2001 among the major European incumbent operators. Our company has emerged from the industry crisis stronger and is firmly positioned to take advantage of the opportunities that may arise from potential sector restructuring.

While in 1999 Telefónica was fifteenth in the global industry ranking in terms of stock market capitalization, at the end of 2001 it was one of the world's top ten telecoms operators, with debt levels well below those of its main European peers.

Results for 2001 showed Telefónica's ability to deliver quality earnings and cash flow growth despite the non-recurrent impact of the Argentine crisis on the company's financial statements.

Operating revenues for 2001 amounted to e31.053bn, a 9% advance on 2000. This growth together with tight cost control underpinned a 7.4% year-on-year increase in EBITDA to e12.804bn.

Operating income rose by 9.5% to e5.430bn, with free cash flow increasing 218% to close to e2.3bn. These figures mean Telefónica has the highest return on capital employed of all the leading European operators.

The Argentine crisis and lower extraordinary results caused the Group's net income to fall 15.9% to e2.107bn. Without these one-off factors net income would not have declined in this way.

More specifically, the devaluation of the Argentine peso had a negative impact of e369mn on Telefónica's Profit & Loss account and an additional negative impact of e1.424bn on equity as a result of the application of international accounting bodies' recommendations.

Telefónica's customer base, its main asset and one of the pillars of its growth strategy, currently stands at 78 million customers and the company carries out all its business lines in 17 different countries.

Total customer numbers rose 15% in 2001 with over 9.3 million net additions from the expansion of mobile telephony and from growth in fixed telephone lines in Latin America. Our mobile division closed 2001 with about 30 million customers and Latin America contributed over 21.6 million customers to the Group total.

The geographical diversification of our customer base represents a firm foundation for Telefónica and is crucial to its competitive strength. In fact, Telefónica is the only European telecoms operator that obtains close to 50% of its EBITDA outside its home country.

In 2001, this multi-domestic aspect of the company became even more entrenched. Thanks to a significant management and investment effort, Telefónica was able to anticipate the Brazilian telecoms regulator Anatel's requirements for the awarding of new licences, enabling the Group to extend its range of operations beyond the São Paulo area. Telefónica is


Telefónica

now in a privileged position from which to spread further throughout Latin America.

Furthermore, in 2001 Telefónica, through its mobile subsidiary, and Portugal Telecom agreed to integrate their Brazilian mobile assets, thereby creating the country's leading mobile telephony operator.

Together with Brazil, Mexico is a key part of Telefónica's Latin American strategy. In 2001 the Group made its first incursion into the Mexican market by acquiring Motorola's cellular assets. And at the beginning of 2002, the Group signed an agreement to expand its business in Mexico, providing nationwide cellular telephony coverage.

In Europe, Telefónica remains interested in the German market, where it has begun mobile telephony operations recently under the Quam brand name and has taken the necessary steps to prevent a negative impact in Italy while waiting for UMTS technology to become available.

Telefónica's strategy now and in the future will revolve around leading the digital revolution. Its main focus will be customer satisfaction, product and service innovation, geographical business diversification, content and network strengthening and a profitable growth model leading to increasing cash flows and returns.

Telefónica firmly believes that the coming together of technologies and the convergence of the communication, computer and content segments in broadband will become the catalyst to the Information Society. The company's endeavours to promote widespread use of ADSL in 2001 have put Spain at the forefront of Europe in broadband development and growth, proving it is capable of spearheading this movement in the markets in which it operates.

And at the same time we want to generate trust. For customers, trust means assuring quality and keeping our promises. For our 160,000 employees, who once again I want to thank for their efforts and dedication, trust means clarity and the opportunity for professional development. For the communities where we operate, trust means contribution and proximity and for you, the shareholder, it means returns and transparency.

On behalf of the Board of Directors of Telefónica I wish to thank you for the trust you have placed in the company.

CÉSAR ALIERTA
Chairman and CEO

This is Telefónica

Telefónica is the leading telecommunications operator in the Spanish and Portuguese-speaking world, and in December 2001, it became the second European operator in terms of stock market capitalization. It also ranks fourth in the world ranking of the sector in terms of value creation, between 1996 and 2000, with an average increase in profitability per year of 43 per cent.

It offers services in 49 countries. Its most important markets are located in Spain and in Latin America, although in recent years it has increased its presence in other regions, such as Europe and the Mediterranean Basin (Morocco), basically through mobile telephony licences, CRM and corporate services. Albeit with less business volume, Telefónica is present in markets in Asia, the Republic of South Africa and Oceania (Australia and New Zealand), engaging in Internet (Terra Lycos), CRM (Atento) or Media and content (Admira) activities.

In the Americas, the most important markets are Argentina, Brazil, Chile and Peru, countries that could soon be joined by Mexico, where Telefónica has gradually been increasing its presence in recent months. It also engages in business in Canada, Colombia, Costa Rica, El Salvador, the United States, Guatemala, Honduras, Mexico, Nicaragua, Panama, Puerto Rico, the Dominican Republic, Uruguay and Venezuela. The takeover of Lycos, and the fact that the new company Terra Lycos operates in 43 countries, has enabled the company to strengthen its positioning in the United States and Canada, as well as in numerous markets experimenting rapid growth in America, Europe and Asia.

In Europe, Telefónica has strengthened its presence with the acquisition of third-generation UMTS licences in Germany, Austria, Italy and Switzerland, as well as through the rendering of services to companies in Austria, Germany and Italy, and the Internet services offered by Terra Lycos. In the Mediterranean Basin, more specifically in North Africa (Morocco), Telefónica engages in business in the areas of mobile telephony, CRM and commercial distribution (Telyco).

Telefónica S.A. is a 100% privately-owned company with more than one million direct shareholders. Its shares are listed on the continuous stock market of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the stock exchanges of London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, São Paulo and the London Stock Exchange SEAQ International System.


Distribution of EBITDA by country in 2001
Spain
Brazil
Argentina
Peru
Chile
5.5%
5.4%
11.5%
56.9%
20.9%

A multidomestic and global company

As a global operator in the telecommunications, Internet and media sectors, Telefónica supplies a wide range of services spanning a diverse group of activities: fixed line telephony, mobile telephony, corporate services, creation and distribution of content and services through the Internet and audiovisual media, distribution of directories and guides, CRM services, e-commerce, broadband undersea communications, etc.

Moreover, aware of the speed with which new communication technologies evolve, Telefónica carries on important activities in the field of technological innovation through Telefónica Investigación y Desarrollo (I+D). Research and development are seen as key activities for identifying factors that will influence the evolution of the Group's different business areas.

Fundación Telefónica (the Telefónica Foundation) has played an active social and cultural role in different countries. Its has set itself the target of promoting social applications for technology, in order to foster equal opportunities and help to raise individual and community standards of living, with special attention to vulnerable groups and the needy. With projection in Spain, Argentina, Brazil, Chile, Peru and Morocco, the Foundation organizes and carries out projects and activities that are in line with local realities through independent foundations, all of which are linked by a common philosophy, sharing the same objectives and similar working methods.

Based on these values, in recent years Telefónica has become a multi-domestic global company; global because it offers a whole range of telecommunications services, optimizing synergies and economies of scale; and multi-domestic because in each country it offers services tailored closely to each market.

% Consolidated EBITDA 2001 from markets other than the source market of different operators


45 %
40%
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
SBC
VZ
BS
DT
TI
FT
NTT
BT
TEF

Telefónica is the only operator that is incumbent in all the countries that are relevant to its business

Telefónica Group
Market size

78 million customers and 161,000 employees

Telefónica's entire management focus is on the customer, both corporate and residential, and its products and services are designed to satisfy all communications needs in any of the countries in which it operates.

At present, Telefónica has a total of 78.3 million customers worldwide, of which 44.9 million are fixed line telephony users, 32.2 million are mobile telephony users, and 1.14 million are pay television customers. Its client portfolio grows year after year and is expected to reach 100 million in 2004. *Telefónica also employs 161,527 people worldwide, distributed by* lines of business and countries. Their qualifications, experience and professionalism mean that they are treated as one of the Group's main assets.



(Data in thousands)
Spain
Lines in Service
T. de España 20,646.9
Mobile Customers
T. Móviles 16,793.4
Pay TV Customers
Vía Digital 806.4
Morocco
Mobile Customers
Medi Telecom 1,112.5
Mexico
Mobile Customers
T. Móviles México 1,212.1
Guatemala
Mobile Customers
T. Guatemala 156.6
El Salvador
Mobile Customers
T. El Salvador 238.6
Venezuela
Lines in Service
CANTV. 2,697.2
Mobile Customers
CANTV. 2,461.5
Peru
Lines in Service
TdP 1,716.1
Mobile Customers
T. Móviles 1,087.0
Pay TV Customers
Cable Mágico 341.7
Chile
Lines in Service
CTC 2,723.3
Mobile Customers
T. Móviles 1,570.0
Argentina
Lines in Service
TASA 4,556.3
Mobile Customers
TCP 1,794.0
Brazil
Lines in Service
Telesp 12,616.0
Mobile Customers
Celular CRT 1,794.6
TeleSudeste 3,028.2
TeleLeste Cel 821.9

Leader in its markets

Telefónica is organized according to global lines of business, whose objective is to become leaders in their respective markets, and which are coordinated from a corporate headquarters. This organization enables Telefónica to combine the flexibility provided by the operative autonomy of each area with the solidity afforded by coordinated management and the exploitation of synergies.

In this organizational structure, Telefónica, S.A. is the parent company and head of the Telefónica Group, developing its business mainly through subsidiary companies that report directly to it, and which in turn control other companies operating in the same line of business.

As a result, the fixed telephony business in Spain is managed by Telefónica de España, while Telefónica Latinoamérica is responsible for that market in the Latin American region.

Mobile communications businesses worldwide are grouped under Telefónica Móviles S.A, which encompasses the Spanish, Latin American, European and Mediterranean Basin markets.

The Telephone guides and directories business is handled by Telefónica Publicidad e Información (TPI); Internet business is managed through Terra Lycos; data services and corporate services are controlled by Telefónica Data; CRM services by Atento; and production and content dissemination services are managed through audiovisual media in Admira.

Emergia has become the line of business dedicated to providing Broadband Communications Services through a high-capacity undersea fibre-optic network loop in Latin America and the United States.

Most important shareholdings of Telefónica S.A

	% SHAREHOLDING
Telefónica de España	100.00
Telefónica Móviles	92.70
Telefónica DataCorp	100.00
Telefónica Latinoamérica	100.00
TPI	59.90
Terra Lycos	37.63
Admira Media	100.00
Emergia	93.99
Atento	100.00
Telefónica B2B	100.00





Telefónica has 161,527 employees throughout the world, distributed by business line and by country

Building trust

During the year 2001, the Telefónica Group launched its institutional "Management by values" project, whose objective is to identify the corporate and institutional pillars that can be used to vertebrate relations with its main interest groups: customers, shareholders, employees, and the society.

To identify these values, the Group made an internal study, using as a sample all the companies and countries in which it is present. In addition, it has taken into account the qualitative and quantitative research done in the past ten years regarding the Group, in order to locate the main strengths of this historic institution.

As a result of this research, the Telefónica Group makes a public pledge: its goal is to make its shareholders, customers, employees, and the societies of the countries in which it operates be confident of its ability to assume and fulfil its commitments.

Trust is one of the Telefónica Group's corporate values, on which are based its relations with its customers, shareholders, employees, and the society

This trust is interpreted differently by each of the various interest groups:

- For the shareholder, trust means profitability and transparency
- For customers, quality of service and fulfilling promises
- For employees, clarity in their professional relationship and development
- For society as a whole, nearness, commitment, and contribution, leading to social responsibility.

In addition, the Telefónica Group has launched the institutional "Corporate Reputation" project to identify and limit the risks and opportunities that may affect the Company's good reputation.



2001

The fiscal year 2001 has been characterized by three fundamental achievements:

- A **financial solidity far** superior to that of the rest of its European competitors, avoiding excessive reliance on debt.
- The **development of horizontal corporate strategies**, applicable to different businesses, which have enabled it to take substantial advantage of economies of scale.
- A **positive evolution of suitably diversified businesses**, with good prospects that such progress should continue in the medium term.

Telefónica managed to gain in 2001 more than nine million new customers (an increase of 14.6%), reaching a total of 78.3 million customers.

Revenue increased 9%, and EBITDA, which grew 7.4%, would have grown 12.1% if we exclude all the effects of exchange rates and perimeter.

Investments continued to be focused on the areas and businesses with the greatest growth potential, such as Brazil and Broadband. In this regard, Telefónica de España's investments in ADSL have placed Spain in the European forefront as regards Broadband growth and development.

In a year marked by stock market instability and the redefinition of business in the telecommunications sector, Telefónica was the company with the best stock market results among the main European incumbent operators.

This position has been endorsed by the positive perception that most investment banks have of the company, and has meant that Telefónica appears in the model portfolios of most leading market players.

Telefónica Group
Selected financial data
(millions of euros)

	2001	2000	% Var.
Operating revenues	31,052.6	28,485.5	9.0
EBITDA	12,804.3	11,918.8	7.4
Operating Income	5,430.3	4,958.0	9.5
Income before taxes	2,033.9	2,867.7	(29.1)
Net profit	2,106.8	2,504.8	(15.9)
Net profit per share	0.46	0.64	(29.0)
Average no. of shares, millions (1)	**4,607.2**	**3,886.8**	**18.5**

(1) Average number of shares in the period. Includes the capital increases made to acquire additional shares in Telefónica de Argentina, Telefónica del Perú, Telesp, Telesudeste, Endemol, ATCO, and the cellular companies purchased from Motorola, as well as the issue of new shares based on convertible bonds, weighted for the number of days they have been listed, considering free capital increases as if they had been made since January 1 of each year, and charged to reserves, which does not cause any changes in ownership.
The number of outstanding shares at the end of the period is 4,671,915,885.

Telefónica S.A.
Consolidated Results
(millions of euros)

	December 2001	December 2000	% Var.
Operating revenues	31,052.6	28,485.5	9.0
Work on fixed assets (1)	736.0	951.8	(22.7)
Operating expenses	(18,146.0)	(16,883.5)	7.5
Supplies	(7,221.4)	(5,985.7)	20.6
Personnel expenses	(5,390.3)	(5,111.7)	5.4
External Services	(4,945.5)	(5,344.0)	(7.5)
Fees	(588.8)	(442.0)	33.2
Other net revenues (expenses)	(838.4)	(635.0)	32.0
EBITDA	**12,804.3**	**11,918.8**	**7.4**
Amortization/ Depreciation	(7,374.0)	(6,960.8)	5.9
Operating income	**5,430.3**	**4,958.0**	**9.5**
Income associated companies	(376.5)	(161.3)	133.3
Financial income	(2,391.1)	(1,860.3)	28.5
Amortization Goodwill	(841.6)	(500.6)	68.1
Extraordinary income	212.8	431.9	(50.7)
Income before taxes	**2,033.9**	**2,867.7**	**(29.1)**
Tax provision	(198.1)	(242.2)	(18.2)
Income prior to minority shareholders	**1,835.8**	**2,625.5**	**(30.1)**
Income from minority shareholders	271.0	(120.6)	c.s.
Net profit	**2,106.8**	**2,504.8**	**(15.9)**
Average no. of shares (millions)	**4,607.2**	**3,886.8**	**18.5**
Net profit per share	**0.46**	**0.64**	**(29.0)**

(1) Includes work in progress



0.8%
4.5%
2.8%
1.9%
29.7%
2.2%
4.1%
31.2%
22.8%
Telefónica de España Group
Telefónica Móviles Group
Telefónica Latinoamérica Group
Telefónica Data Group
Terra Lycos Group
TPI-Páginas Amarillas Group
Admira Media Group
Atento Group
Other Companies

Distribution of Income by Company

Results

The Telefónica Group obtained EBITDA of 12,804.3 million euros in fiscal year 2001, 7.4% more than the amount obtained in the year 2000. This growth reflects the Group's capacity to generate positive, high-quality results in unfavourable circumstances.

The increased EBITDA has been possible thanks to the favourable progress of income, which grew 9.0% to 31,052.6 million euros, and to efficient cost control management. The combined effect of both factors was able to overcome the negative effect of exchange rates and the 34.5% increase in insolvency provisions, which the company has made following financial prudence criteria.

In this line, Telefónica Group's net profit was 2,106.8 million euros during fiscal year 2001, which was 15.9% less than in the year 2000, mostly due to the impact on the Argentinean crisis on the bottom line - 369 million euros-, the increase of the goodwill amortization, and the reduction of extraordinary results compared to the year 2000.

In Spain, the Telefónica Group leads the ranking of investors. In 2001, the Group's investments came to 8,420.9 million euros

Financial Buoyancy

In financial terms it is worth drawing attention to Telefónica's consolidation in 2001 as the company with the best credit rating among leading European telecommunications companies (Vodafone, Deutsche Telecom, Telecom Italia, France Telecom and British Telecom). While several of these companies have dropped several places in the credit ranking, Telefónica maintained its position throughout 2001, achieving an A2 rating from Moody´s, an A+ from Standard&Poors and an A+ from Fitch, although the positive outlook estimated by Moody's was revised to stable in the first quarter of the year, and the outlook according to Standard&Poors was negative. In February 2002, this outlook materialized in a reduction of one level, to A, with a stable outlook, equalling Moody´s rating..

Total financial costs rose to 2,391.1 million euros, of which 528.8 million were due to the effects of the devaluation of the Argentinean peso. Without this effect, financial costs would have reached just 1,862 million euros, in line with the figures for fiscal year 2000. This is so because the 21% increase in the average level of net debt during the year 2001 was balanced by a 1.31% reduction in its average cost, to a level of 6.34%.

As for the investments made by the Group in 2001, they came to 8,420.9 million euros, 60.2% less than in 2000, which nevertheless made it the leading investor in Spain.

In sum, the growth in EBITDA, the positive changes in the debt level, and the restrained investments prove that the Telefónica Group is able to generate cash, even in relatively unfavourable circumstances.

Telefónica's high credit status enabled it to issue the first large batch of eurobonds by a European company following the tragic events of 11 September, which served to practically eliminate the risk of refinancing the Group's debt due in 2002.

2001 was also marked by a qualitative leap in the centralization of the Group financing: the parent company Telefónica S.A. has largely been used to capture funds and redistribute them among the different units, but without eliminating external financing activity on the part of Latin American subsidiaries, mainly as protection against country-related risks and in order to maintain solid additional liquidity.

Telefónica Group
Results by Company
(Millions of euros)

	Revenue January-December			EBITDA January-December		
	2001	2000	% Var.	2001	2000	%Var.
Telefónica de España Group	10,220.4	10,182.9	0.4	4,508.1	4,448.4	1.3
Telefónica Móviles Group	8,411.1	7,401.2	13.6	3,333.7	2,451.4	36.0
Telefónica Latinoamericana Group	10,137.4	10,371.3	(2.3)	5,163.0	5,359.3	(3.7)
Telefónica Data Group	1,849.7	1,123.7	64.6	23.6	75.0	(68.5)
Telefónica Terra-Lycos Group	690.0	304.0	127.0	(232.0)	(359.3)	(35.4)
TPI-Páginas Amarillas Group	511.7	413.0	23.9	128.8	121.2	6.2
Admira Media Group	1,403.1	723.9	93.8	152.5	13.6	n.s.
Atento Group	643.6	526.9	22.2	53.8	25.2	113.1
Other subsidiaries Group	1,574.8	1,668.5	(5.6)	(120.2)	(267.2)	(55.0)
Deletions Group	(4,389.5)	(4,229.9)	3.8	(207.7)	51.1	c.s.
Group	**31,052.6**	**28,485.5**	**9.0**	**12,804.3**	**11,198.8**	**7.4**

Horizontal Corporate Initiatives

One of the objectives of the Telefónica Group, with a business model that promotes the diversification of business and countries, consists in the optimization of synergies generated by its group of companies in an increasingly competitive environment.

In this connection, a set of horizontal corporate policies were developed throughout 2001 that affect all business lines and countries, and have permitted improved resource management.

In this context, National Corporate Centers were established in the main locations where Telefónica is present, projecting an integrated vision of the company and facilitating the implementation of horizontal policies.

Shared services management

Early in the year, Telefónica authorised the creation of Telefónica's Shared Services Management ("***t-gestiona***") companies. The first experiences took place in Argentina, but in April 2001, services were launched through the Shared Service Centers (SSCs) in Brazil, Peru and Spain. Subsequently, Chile was added, as was Europe, based in Spain. Other new Centers are scheduled for 2002, among them the regional SSC for Mexico-Central America.

From the very start, the SSCs have been configured as operational working tools for the business lines in charge of managing value added activities that are non-strategic and common to various companies. SSCs operate in a given geographical area, are a corporate part of Telefónica S.A., and are separate from the businesses they provide services to at market rates. By creating these companies, Telefónica has boosted the development of the "***t-gestiona***" brand as a supplier of many of the Group's support activities on a global scale.

Some obvious examples of these corporate policies and initiatives are the development of a standard ERP (Integrated Company Management System) that provides services to all the businesses (CorpoSAP), the New Treasury System, and the standardization of the Logistics, Real Estate and Security processes.

The "***t-gestiona***" initiative is a complement to other Group businesses, and facilitates the growth of all businesses and their entry into new geographical areas. Such is the degree of implementation in December 2001, that it already affects 200 of the Group's companies, and the SSCs have more than 2,500 employees.


Corporate
(Telefónica S.A.)
Lines of
Business
Companies
Third Parties

Purchase policy

In 2001 a new boost was given to the management of purchases with the structuring and consolidation of the SAC Management Model, which was launched several years ago in many Group companies.

This was followed by the creation of Purchase Organizations throughout the year at the National Corporate Centers in Brazil, Peru and Argentina; these are responsible for coordinating purchases by companies from the different business lines operating in these countries. In addition, 15 new companies were integrated into the SAC Purchases Model, bringing the total number of Group companies that currently carry out purchases on a coordinated basis to more than one hundred. One challenge for 2002 will be the implementation in Mexico of the Mesa de Compras de Centroamérica (Purchases Committee for Central America), where the purchases of more than 20 companies in the area will be negotiated. This means that there will be seven Purchases Committees in the entire Group.

A new approach has also been introduced for managing purchases, whose aim is to place greater emphasis on aspects other than price, by adding new measurement parameters on the contribution of value in purchases. E-business technologies, namely e-commerce, are incorporated in this line, with the subsequent improvement of effectiveness and efficiency in the development of the function, implicitly supported by the launch of the B2B business created by Telefónica, from which it in turn expects to achieve important synergies for Group purchases.

Transversal structural projects have also been launched for application in all the companies from the different Business Lines, and aimed at improving, and in some cases automating, the interrelation of Purchases with other business functions. Two of these projects deserve special mention: on one hand, the Interrelation with the Economic Processes Project, which is being applied in order to automate the link of all purchases with the budgeting and budget monitoring process of each company and with the management of orders, invoices and associated payments; on the other hand, the External Plant Re-Engineering Project (Cable Network), an area in which a high percentage of the resources of Fixed-Line Telephony operators are managed.

In terms of convergence with Human Resources Management, the Professional Careers in Purchases Plan was launched at global level for the entire Group, with the aim of promoting the creation of talent in acquisitions and purchases, channelling this correctly, and strengthening cohesion in the function or, put another way, in the culture of the Group.

Throughout the year, Purchase Organizations have been created in the National Corporate Centers in Brazil, Peru and Argentina, to coordinate the purchases for the different Business Lines



Real Estate

In line with a global property portfolio management policy, in 2001 Telefónica assigned "Inmobiliaria Telefónica, S.L.U." to lead its real estate activity. This company is responsible for managing real estate assets and developing real estate project, work and maintenance activities. The real estate assets of all Group companies will gradually be transferred to this company.

At the same time, the progressive divestment of the real estate assets of "Inmobiliaria Telefónica, S.L.U." was approved, in accordance with building vacating plans and the conditions of the real estate market

Authorization was also given to "Inmobiliaria Telefónica, S.L.U." to prepare specific real estate plans for each country in Latin America in which the Telefónica Group is present, taking into account the applicable legislation, market conditions and situation at outset in each country.

Logistics

In the area of Logistics, the Telefónica Group has made significant progress towards its goal of optimizing management and generating value through its capacities. For this purpose, it has embarked upon an international project initially aimed at creating a specific corporate unit to cover the area of Logistics and grouping all of the Group's Logistics and Distribution capacities in Spain into a subsidiary company.

The new realities of the markets force companies in the Telefónica Group to accept new forms of customer relations (e-commerce, direct sales to end customers, inverse logistics, etc.) and which require the development of more efficient logistics and an integrated approach. In view of this situation, the new corporate unit will become a provider of the other lines of business of the Group that offers synergies and enables companies to achieve a competitive advantage by being able to totally and reliably outsource their logistics activities.

Another specific action undertaken by the Telefónica Group in this field has been the launch of its Plans for the Reduction of the Logistics Costs Base. The aim of these plans is to save 200 million euros in 2 years through the optimization of assets (warehouses) and stock reductions.

During the year 2001, Telefónica has developed a policy for global management of its real estate assets, both in Spain and in Latin America





Information Systems

Within the overall framework of Telefonica's global transformation, in 2001 the Information Systems and Organization department created a Metrics Model to monitor key projects, the degree of evolution to eCompany status and the impact of the aforementioned evolution on operative business indicators. This model has been developed into the Web eMetrix, which can be accessed from the Intranet.

During the year efforts have also been made to improve the capacity and quality of the Corporate Network, achieving a greater availability of Corporate Systems and Applications and of services rendered between companies.

The increased use of the network has led to the construction, maintenance and development of a solution to implement a standardised and interoperable Information Systems access authentication and control mechanism, the movement of employees between Group companies.

Along the same line, the ATIS project represents an opportunity to capture the synergies offered by Operation Veronica by creating a common operative process model (in the areas of customer services, invoicing and collection) that is computerized by a single information system, for all Telefónica Latinoamericana and Telefónica Data companies taking advantage of investments already made previously by the Group.

Management of human capital

The 161,527 employees that work for Telefónica are one of the Group's most valuable assets due to their high level of qualification and experience, and their constant capacity for initiative. The basic Human Resources objectives can be summarised in two lines of action:

- To integrate all the people that work in the Group, making the feeling of belonging to a common project compatible with the diversity of business and countries in which they work. This integration also enables the exploitation of synergies provided by a large and diverse Group.
- To develop innovative training and development initiatives that ensure that Telefónica has the best professionals in the market at all times.

In the second half of 2001, the Human Resources management team has collaborated in the development of the Definition of Corporate Values Project, which will be implemented during 2002. The project aims to develop a new explicit corporate culture that will enable the Company to develop its corporate strategy, showing how the different interests that converge on the business can be harmonised, underlining the common denominator that will ensure that all the Group's companies and lines of activity promote common methods of action and management.

Along these lines, the Corporate Human Resources Management Indicators System has been implemented and will provide an important support tool for taking strategic decisions.


During 2001, the Information Systems and Organization area has worked to improve the capacity and quality of Telefónica's Corporate Network



The second phase of the Global Options Action Plan of Telefónica S.A., Plan Ties, was also launched in September 2001 with the aim of achieving the integration of all company professionals. This second phase has generated an increase of 1,142 participants, which now number 76,392, making the Plan the first genuinely global programme at Group level. It also represents a new achievement in the labour relations approaches, which are now based more on the commitment and on the participation of the employees in the progress of the company.

In terms of training, the concept of e-learning has been promoted throughout the year with the emphasis on sharing both technological resources and training content (and thus optimizing costs) in all the business lines. This is achieved through ***a+***, the Group's new on-line training platform, which enables employees to access Telefónica's training offer from any location and at any time.

Two selection processes were also announced in 2001 for the Harvard-IESE Senior Executive training programme, which has been attended by almost all the directors of the Group and which is designed to enhance Telefónica's status as a highly effective, dynamic and competitive organization.

In the second quarter of the year, the Identification of Talented Executives Project was developed, initially involving 1,500 directors, which will help to develop, attract and retain the best executives, guaranteeing them personal and professional development opportunities. In 2001, the average number of training hours per employee amounted to 30, placing the Group in line with international benchmarking.

Also during 2001, the management of the first edition of the Promising Young Executives programme was completed and the second edition of the programme was announced for Latin America. It thus consolidated its status as the programme for identifying and developing the Group's new professionals. Throughout the year Telefónica has continued to visit universities and business schools of recognised international prestige, to transmit the Group's project and identify professionals who could in the future contribute to the development of Telefónica, as well as to its model of requirements and commitment. It therefore collaborates actively in the integration of young graduates in the labour market through study scholarship programmes arranged with different universities, contracting more than 6,000 students as scholarship holders in the different companies of the Group.


a+



*In the training field, Telefónica has boosted the concept of e-learning in order to share technological resources and contents in all its business lines through the use of **a+**, the Group's new online training platform*

Transparency

In 2001 the Telefónica Group focused many of its initiatives on increasing and strengthening the transparency of its relations with society in general and with each of the segments of the public with which it is related.

The aim of some of these initiatives was to provide investors and analysts with easier and complete access to all the relevant information published by the company, placing the Telefónica Group at the head of the sector in terms of "disclosure" (transparency). Specifically, according to a study made by the financial magazine "International Investor", which was sponsored by the Reuters news agency, Telefónica is the second-ranked most transparent company in Europe in terms of transparency, as well as the quality, depth and speedy of response in its relations with its investors.

Several of its main objectives in 2001 were achieved in this context: the organization of the first congress for investors and analysts in Río de Janeiro, where the strategic plans of all the business lines of the Telefónica Group were presented for the period 2001-2004; the renewal of the quarterly results bulletin, aimed at offering a clearer view of the Group's different lines of business, providing more information on all the Companies; the launch of a new concept in Investor Relations web pages on the corporate web site, and the adoption of Portuguese as the additional communication language (in addition to Spanish and English).

As regards minority shareholders, the Shareholders' Office developed throughout 2001 a series of activities aimed at supporting increased transparency and communication in the relations with these shareholders. Among such activities we must point out the new design of the "Acción Telefónica" magazine, with new content and more information, participation in trade Fairs, the development of a Website for Shareholders, and reinforced service to shareholders through a 900 number.

Within the scope of Institutional Relations, which is responsible for the identifying characteristics that the company transmits through its brand, the strengthening of this concept of transparency developed into an important challenge in 2001: to make the company image respond to the new corporate reality as one of the large telecommunications companies in the sector worldwide, with important commercial activity all around the world and similar social responsibility.

This line of action encompasses communication with public and expert opinion leaders to create a coherent and solid current of opinion that faithfully reflects the driving initiative of the Company, the Group's different communication actions, capable of combining in the same message and effectively transmitting to the market the role of communication solutions provider to our customers, as well as the social, institutional, cultural and sports sponsorship, in tune with the Telefónica Foundation.

In 2001, a new scheme was launched to structure the presence of Telefónica on the Internet, with the creation of http://www.telefonica.country/ portals, which offer a single access point for all the services and content of the Telefónica Group in each country. At the end of the year, more than 2.8 million monthly visits had been recorded, a progression that has continued in the first few months of 2002.


SMS

During 2001, the new scheme that coordinates Telefónica's presence in Internet was launched with the creation of the http://www.telefonica.country/ portals. In Spain, www.telefonica.es was classified as the best corporate website in the country by number of hits

Diversified and competitive businesses

From the point of view of the businesses, fiscal year 2001 has been characterised by the good behaviour of the traditional businesses (fixed telephony), by a decisive commitment to make them evolve towards new market prospects (Broadband), a substantial growth in new businesses (mobile telephony), and the consolidation of business projects for emerging businesses (Internet, Content, CRM, etc.).

Telefónica's corporate project is divided, from a business point of view, in three main lines: Fixed telephony and Broadband, Mobiles and Content.

Fixed Telephony and Broadband

Telefónica de España and Telefónica Latinoamérica are making a major effort to move towards new businesses, and especially, Internet and Broadband.

Internet is a global phenomenon that permits new forms of leisure and new ways of doing business, and broadband is a path that has great value-generating potential. That explains the Telefónica Group's determined commitment to broadband, mainly by deploying ADSL technology, to lead a revolution that has only just begun. At year-end, Telefónica had more than 375,000 ADSL customers in Spain.

Telefónica de España, which is the Spanish market's broadband leader, began in 2001 to offer Internet access services, and has developed the greatest and most advanced IP network infrastructure that exists in this country.

This forward-looking stance is compatible with the greater management requirements of the traditional business, which, even though it is the most mature market segment and is subject to greater regulatory pressure, continues to be Telefónica's main source of income, and the business that most contributes to EBITDA. In 2001, it generated an income of 20,357.8 million euros, of which 10,220.4 were in Spain and 10,137.4 in America.

These favourable figures have been possible thanks to the marketing of added value services and to the launch of very attractive products and offers on the market, which have permitted an increase in traffic. At the same time, resource efficiency and management have been improved, which has had a favourable repercussion on productivity ratios, as can be concluded from the fact that EBITDA at Telefónica de España has grown 1.3%, for the first time in the past four years.

These results have been obtained even as a substantial effort was being made to comply with different regulatory requirements derived from the competitive environment.

Another of the actors in this Internet and Broadband market is Terra Lycos, which has continued in 2001 on its path towards profitability, making business growth compatible with cost reductions.

At year-end, there were more than 375,000 ADSL customers in Spain



Mobile Business

Fiscal year 2001 for the Mobile business has been basically characterised by high penetration rates in the Spanish market, the Argentinean crisis, and the depreciation of the main foreign currencies.

Despite this complicated setting, the Telefónica Móviles Group has once again achieved record growth, improving the profitability of its business and reinforcing its balance sheet. At the end of 2001, Telefónica Móviles had more than 29 million managed customers, of which close to 17 million were in Spain.

The key to all of this has been the company's adjustment to the new market conditions and the success of its cost containment policy, while at the same time, it has taken greatly increased advantage of economies of scale and synergies.

Operating revenues grew 13.6% (8,411.1 million euros) and the gross operating margin (EBITDA) reached 3,333.7 million euros, that is, an increase of 36%. The net profit of Telefónica Móviles reached 893.4 million euros, with a year-to-year increase of 51.3%.

In Spain, the mobile telephone market had another growth year, in which the penetration rate exceeded 70%. With 17 million customers, Telefónica Móviles España achieved one of the highest market shares in its market at the European level.

Another of the most important milestones of the year was the launch of the GPRS technology, the precursor to UMTS, known as Generation 2.5. In 2001, Telefónica Móviles became the first European operator to offer nationwide coverage with services for all kinds of customers.

The main roles in the Latin American business went to Mexico. There, Telefónica Móviles México was established to cover that market, and at year-end, it already had 1.21 million active customers. And also Brazil, where Telefónica Celular ended the year with 5.6 million customers (17.8% more than in 2000).

In Europe, the Telefónica Móviles Group has negotiated supply and financing contracts with suppliers, and made significant progress in negotiations with other operators to share part of the network infrastructure required to deploy UMTS.

Content

The development of Broadband and access to the Internet from mobile phones mean that content has become a strategic element in the business: what we could call a "business opportunity for the digital customer."

In this regard, the year 2001 has seen Telefónica's commitment to create a cohesive content and media group, capable of becoming a global communications operator. In the past twelve months, the strategy of what is now known as ADMIRA has been focused on grouping, organizing and making profitable a series of assets that were acquired in previous years in a rather disperse fashion. Assets which changing technology and social customs have transformed into strategic elements that permit the company to cope with the competition in the telecommunications sector.

On the other hand, Telefónica Publicidad e Información (TPI) has continued to develop new content, betting on the development of new products and supports, trying to change towards a more transactional business model.



One of Telefónica's strategic objectives is to be positioned in all value phases of the telecommunications business

Operating Results

From an operational point of view, we must mention the significant increase that has taken place during this fiscal year in Telefónica Group's main asset: its customers. The number of managed customers in fixed telephony, mobile telephony, and pay-TV as of 31 December 2001 rose to 73.2 million (78.3 million customers altogether, with a year-over-year growth of 15.0%), 9.3 million more than at year-end 2000, which is 14.6% more than the previous year.

This growth is mainly based on the increase in the number of customers managed by Telefónica Móviles (more than 6.5 million), which has grown 28.3% during the fiscal year, reaching 29.8 million at 31 December 2001. In the fourth quarter alone, the number of customers managed by Telefónica Móviles grew by 1.9 million, which is mainly due to the growth in the overall number of users in Spain, close to 1.2 million customers, and to the stable growth of the user base in Latin America, with more than 520,000 new customers managed during that period.

Also noteworthy is the increase of 2.3 million managed fixed telephony customers in Latin America (21.6 million managed customers at year-end), an increase that was 11.7% higher than in the year 2000 (the total number of customers at the end of the fiscal year came to 24.3 million, 10.8% more than in the year 2000, of which more than 12.6 million belonged to Telesp, an increase of 19.1% over the year 2000).

Regarding the growth in the number of managed customers by region, Latin America continues to be the fastest-growing region, with 5.1 million new managed customers, an increase of 17.8% over the year 2000, whereas Spain provided 3.6 million (10.5% more than in 2000). Finally, we must underscore the fact that the Mediterranean Basin provided 0.6 million new customers with a single operating country, which clearly shows the potential of that area.

In absolute terms, the companies that have provided the greatest income to the consolidated figures have been Telefónica de España and Telefónica Latinoamérica, with revenues of 10,220.4 and 10,137.4 million euros, respectively. We must point out that Telefónica Latinoamérica's revenue, which decreased 2.3% in year-over-year terms, would have grown 7.8% if it had not been necessary to take into account the effects of the foreign currency exchange rates. In relative terms, however, the Group's company with the highest growth is Telefónica Móviles, with 3.6%, followed by Admira Media, with 2.4%, Telefónica de España 0.1%, and Telefónica Latinoamérica -1.4%.

The Group's main contributor to EBITDA in absolute terms is Telefónica Latinoamérica, which contributed 5,163.0 million euros, 3.7% less than in fiscal year 2000. This contribution, which is 40.0% of the Group's consolidated EBITDA, has been achieved despite the situation in the region throughout the year, which led to a significant depreciation of its currencies. If we had been able to ignore the effects of those depreciations, the EBITDA of Telefónica Latinoamérica would have grown 6.5%.

In relative terms, however, the greatest contributor to the Group's consolidated EBITDA is Telefónica Móviles, which provided a growth of 7.4%. Telefónica Móviles' EBITDA at the end of 2001 came to 3,333.7 million euros, which was 36.0% above that of the year 2000. This growth has been achieved thanks to the excellent behaviour of operations in Spain and the satisfactory growth of the Latin American operators, considering the difficult economic and exchange rate situation in that area.




CORPORATIVO
Milenio

Fixed-Line Telephony Consolidated Income
(Millions of Euros)

	Telefónica de España			Telefónica Latinoamérica		
	2001	2000	% Var.	2001	2000	% Var.
Operating revenues	10,220.4	10,182.9	0.4	10,137.4	10,371.3	(2.3)
Telefónica de España	9,831.5	9,592.9	2.5			
Other and withdrawals	388.9	590.0	(34.1)			
Work on fixed assets (1)	195.1	236.5	(17.5)	212.5	218.6	(2.8)
Operating expenses	(5,703.4)	(5,884.8)	(3.1)	(4,719.6)	(4,928.6)	(4.2)
Other net revenues (expenses)	(203.9)	(86.1)	136.8	(467.3)	(302.1)	54.7
EBITDA	**4,508.1**	**4,448.4**	**1.3**	**5,163.0**	**5,359.3**	**(3.7)**
Amortization/Depreciation	(2,804.4)	(2,901.2)	(3.3)	(2,625.7)	(2,653.4)	(1.0)
Operating income	**1,703.7**	**1,547.2**	**10.1**	**2,537.3**	**2,705.9**	**(6.2)**
Income associated companies	(1.8)	0.1	c.s.	8.4	(2.9)	c.s.
Financial income	(403.1)	(480.9)	(16.2)	(1,318.5)	(1,046.0)	26.1
Amortization Goodwill	(0.6)	(0.3)	111.8	(86.6)	(53.6)	61.7
Extraordinary income	286.1	(806.8)	c.s.	164.6	(331.4)	c.s.
Income before taxes	**1,584.2**	**259.3**	**510.9**	**1,305.1**	**1,272.1**	**2.6**
Tax provision	(506.6)	(43.6)	n.s.	136.2	(286.1)	c.s.
Income prior to minority shareholders	**1,077.6**	**215.8**	**399.5**	**1,441.3**	**985.9**	**46.2**
Income from minority shareholders	0.0	0.8	n.s.	(166.4)	(538.5)	(69.1)
Net Profit	**1,077.6**	**216.6**	**397.6**	**1,274.9**	**447.4**	**185.0**

(1) Includes work in progress

Note: TTP has been included in the accounts of Telefónica de España in both 2000 and 2001

Note: The Telefónica Sistemas Group and TSIP were no longer consolidated in Telefónica de España in both 2000 and 2001

Note: The Telefónica Latinoamérica account reflects the adjustment of the fiscal year of Telefónica de Argentina to that of the Telefónica Group, which means that the statements for the Group's businesses in Argentina for the period January-December 2001 have been included in the corresponding items of the Statement, whereas the October-December 2000 quarterly results have been included in the Extraordinary income item

Note: The financial statements for fiscal year 2000 for Telefónica Latinoamérica include only fixed-line telephony for the Telefónica Latinoamérica Group from January 1, and all shares purchased after the Public Share Offerings made during the year 2000

Lines per Employee



1,200
1,080
960
840
720
600
480
360
240
120
0
Telefónica del Perú
TASA
Telefónica de España
CTC Chile
Telesp
2000
2001



ADSL Customers
400,000
360,000
320,000
280,000
240,000
200,000
160,000
120,000
80,000
40,000
0
Telefónica del Perú (1)
CTC Chile
Telefónica de Argentina
Telesp
Telefónica de España
(1) Includes CABLENET lines in service

Fixed-line telephony


e-Company

Telefónica de España

Telefónica de España developed three key actions during 2001: the evolution towards new businesses, particularly towards Internet and Broadband; the strengthening of its traditional business in a highly competitive environment and subject to substantial regulatory pressure; and its transformation to the new e-business environment, in turn improving quality and efficiency.

Evolution towards new business

In 2001, Telefónica de España made a significant effort to evolve towards new lines of business, notably Internet and Broadband. The evolution towards the Broadband business is taking place through the implementation of ADSL technology, which, in addition to presenting huge potential for growth, strengthens Telefónica's position in the Internet access business with respect to cable operators.


Línea ADSL

In this connection, the launch of the retail offer (ADSL Line), and the improvement in installation times, have proved decisive, enabling the company to achieve a daily maximum of 4,614 new subscribers.

Reflecting the strategy of having to be present throughout the entire value chain of the business, in April 2001 it launched Telefonica.net as the provider of Narrow Band Internet access, extending to the provision of Broadband in September. Thus, Telefónica.net ended the year with 187,025 ADSL users, 87,250 domestic switched access flat rate users and 127,700 non-flat rate Narrow Band users.

During the year the company also rolled out and implemented the Rima Network, thus completing the process of migration of ADSL customers to this new high performance IP network, which is designed as the largest and most advanced IP network infrastructure in Spain.

In this connection, Telefónica de España's commitment to Broadband is reflected in a significant increase in the offer of ADSL lines, and in the installation of 101,531 kilometres of fibre optic cable, which have enabled the company to achieve 82% coverage of the lines.

Strong in traditional business

In the traditional market, subject to substantial regulatory pressure, Telefónica de España's strategy has focused on tackling the competition through an active commercial policy, scrupulously complying with regulatory requirements.

Since the implementation of the "Price-Cap" system in August 2000, the regulatory framework has achieved greater stability, helping to achieve a better readjustment of rates and a 7% drop in prices for 2001.

The Company has made a significant effort to adapt all switching centers in order to enable the global preallocation of Telefónica de España subscribers to other operators, as well as joint actions with other operators to foster the development of the Subscriber Loop Service, which was deregulated at the beginning of the year. The transferability of telephone numbers was also deregulated, and 95,414 numbers were transferred by the end of the year.

The increase in lines (2.0%), coupled with the launch of traffic inducers (USA 15, Bonos Elección, ...), fostered an increase of 1.6% in the total minutes in traditional business, despite the loss of share in access and traffic.

In terms of the supply and improvement of facilities and functionalities associated with the telephone service, it is worth highlighting the full implementation of the Automatic network answering machine (CAR) and Incoming Call Identification services, which required the extension of these facilities to around 2.3 million lines that previously did not benefit from these services.

Transformation of the company

Within the process of transformation of Telefónica de España towards the new e-business environment, it is worth highlighting the following: E-Domus, the employee portal (accessed by more than 11,000 employees every day); Telefonica on-line, a channel that has become consolidated as a key element in the relationship with its most advanced customers; and E-Ágora, the providers and partners portal for purchases, relations with suppliers, contracts and distribution channels.

The effort to reduce expenses and improve efficiency, which has been maintained throughout the year, meant that operating expenses prior to interconnection remained practically stable despite the significant effort made in connection with Broadband business.

The transformation of the company towards Broadband and new business has coincided with a significant effort in terms of optimizing and containing investment levels in previous years, without neglecting the needs of traditional business (4.02% increase in investment).

Quality improvement was also one of the strategic priorities during the year, representing one of the cornerstones on which Telefónica's transformation and adaptation to the new environment has been based, and an element that distinguishes the company's products from those of its competitors. As part of the strategic measures designed to achieve this improvement, in 2001 Telefónica de España launched the first of the Seis Sigma Projects, forming part of the Excelent.es Project, aimed at boosting the most relevant projects in order to achieve significant improvements in quality. The level of Global Satisfaction at year-end reached 82.8% of Satisfied Customers.




e-domus
Agora


MOVILIDAD TOTAL
AHORRO PERFECTO
17.500

Telefónica de España's strategy in the traditional market has focused on an active commercial policy

Telefónica Latinoamérica

2001 has been a year of huge progress and significant achievements for the company in fixed-line telephony in Latin America. As the leading company in the sector in this region, Telefónica Latinoamérica has consolidated its leadership by increasing its volume of lines in service by 12% to 21.6 million and almost doubling its net revenues to 1,275 million euros.

These advances have been sustained on the achievement of objectives in Brazil, the generation of cash flow in Argentina, the recovery of results in Chile, and the continuation of the restructuring and the consolidation of leadership in Peru.

As part of its efforts to improve management of business as a regional operator, it has worked on a series of projects aimed at acquiring synergies created by Operation Veronica. Among them, the creation of regional centers to align commercial efforts and share best practices in the main business areas (residential, corporate, and Broadband); the standardization of internal processes and the elimination of duplicated activities in each company; the gradual reduction of operating expenses by taking advantage of the company's economies of scale and the extension of best pan-regional operating practices; the establishment of a common investment process for all operators, and the design of a series of measures to combat bad debt.

As a result of these efforts, Telefónica Latinoamérica has increased its revenues to over 10,100 million euros, contributing 5,163 million to the EBITDA of the Telefónica Group, and which accounts for 40.0% of the total.

Brazil

Now that there is no waiting list, the regulatory objectives for 2003 were achieved ahead of schedule

The achievement of objectives in São Paulo by Telesp, which required the elimination of the customer waiting list, and which has led to an increase of more than 2 million lines in service during 2001 (28% average inter-annual growth), was successfully completed in September, 2 years ahead of schedule, and was certified by Anatel in February of this year. This achievement ahead of schedule will enable both Telesp and the rest of the Group companies to operate in Brazil at national level, enabling them to offer their wide range of services to the entire population of the country.

Another significant achievement was the growth in the number of ADSL customers, very close to the 200,000 mark, and four times the figure achieved in the previous year, making São Paulo one of the markets with the greatest development in terms of Broadband services.

This growth in activity was combined with an important effort to continue to improve productivity, which enabled the number of lines per employee to reach 1,198, an increase of 45%. This level of productivity makes Telesp the leader in terms of fixed-line telephony worldwide.

Telesp ended the year with 4,344 million euros in revenues and 2,306 million euros in EBITDA, increases of 25% and 20%, respectively, in local currency.


valor
valor

Values of Telefónica Latinoamérica

2001 has been a year of great progress and significant achievements for the fixed telephony business in Latin America

Argentina

Control of cash flow in a volatile scenario

In 2001, Telefónica de Argentina achieved solid revenues despite the economic situation in the country, generating EBITDA amounting to 1,523 million euros.

Lines in service increased by 6%, to over 4.5 million. This growth was complemented in turn by the virtual maintenance of the national and international long distance traffic shares. This was particularly important in a market where the long distance business is fully deregulated.

Management at TASA focused on controlling cash flow through the containment of expenses and the restriction of investment in order to adapt to the macroeconomic reality. The measures to contain expenses were implemented from July onwards, and concentrated on renegotiation with providers, development of a package of measures aimed at combatting bad debt, and the reduction of personnel expenses. This effort helped reduce expenses 5% below the previous year. The restriction on investment, prompted by the country's crisis, was aimed mainly at the traditional business (with a reduction of 20%), and priority was given to strategic investments such as ADSL. Investment in 2001 was 9% lower than in 2000.

Chile

Recovery of the bottom line

Telefónica CTC Chile managed to end the year with very positive results. After the losses incurred in the previous year as a result of the tariff decree of 1999, drastic measures to control expenses, combined with an aggressive campaign to recover market share in the long distance market, resulted in a gain of 2.3 percentage points, which has enabled the company to make a profit once again.

Initiatives launched in 2000 such as the semi-flat rate through subscription plans, the Plan SLM, and Plan América, as well as the introduction of ADSL, which achieved 15,000 subscribers, enabled the company to increase its volume of revenues by 4% (in local currency).

This growth has been combined with significant adjustments in order to convert overheads into variable expenses. Rigorous cost containment and expense rationalization programmes have had an effect on all accounts, giving rise to an interannual reduction of 10%. In turn, the company's productivity also increased dramatically, with the number of lines in service per employee increasing by 37% to 803.

CTC Chile ended the year with EBITDA amounting to 601 million euros.

Telefónica de Argentina achieved solid results in 2001, despite the economic situation the country is going through


Telefónica



Peru

Financial restructuring

Telefónica del Perú has continued its efforts to provide a telephone service to the country's population in accordance with the current economic reality in Peru. It has therefore based its growth on products such as prepaid lines, which have grown significantly, and now account for 32% of lines in service, growth of the public telephone service, which increased its lines in service by 14%, as well as the sale of equipment, which increased by 76%.

EBITDA, amounting to 657 million euros, was supported on the growth of prepayment lines, which enabled the bad debt provision to be reduced by 11% compared to the previous year, and the containment of personnel expenses, which fell by 7%.

Puerto Rico

The generation of profits

In 2001, TLD generated profits despite the strong competition in the long distance market, thanks to efficient cost management and the renegotiation of interconnectivity contracts. The year ended with 13 million euros in EBITDA, an increase of 269%.

Targets for 2002

Telefónica Latinoamérica has before it two important opportunities for future growth: firstly, the achievement of the targets in Brazil, which, in addition to enabling the expansion of business to the entire country and winning new customers, will enable Telesp to offer a more complete service to existing customers in São Paulo. Secondly, the opportunity to expand the Broadband business on a regional scale through ADSL, a business that will be boost growth in this new technology quickly and profitably.

Another of the main challenges in 2002 will be the management of the company in a much less certain economic climate, as is the case in Argentina. Management priorities will therefore continue to be a move towards the creation of a regional company, which we plan to continue to build through different initiatives that are already under way, and the adoption of a flexible business model to face changes in the macroeconomic situation or new business opportunities. Therefore work is under way in 2002 to gradually convert variable revenues into fixed revenues, increase efficiency, reduce expenses, and improve operative leverage.



Christmas advertising campaign in Telefónica's public telephone booths in Brazil



Telefónica Móviles Group
Consolidated Income
(millions of Euros)

	December 2001	December 2000	% Var.
Operating revenues	8,411.1	7,401.2	13.6
Work on fixed assets (1)	128.6	137.1	(6.2)
Operating expenses	(5,029.4)	(4,942.6)	1.8
Other net revenues (expenses)	(176.5)	(144.3)	22.3
EBITDA	**3,333.7**	**2,451.4**	**36.0**
Amortization/Depreciation	(1,258.2)	(1,039.5)	21.0
Operating income	**2,075.5**	**1,412.0**	**47.0**
Income associated companies	(119.2)	(97.0)	22.9
Financial income	(328.1)	(296.1)	10.8
Amortization Goodwill	(53.8)	(29.5)	82.6
Extraordinary income	(100.7)	(58.2)	73.1
Income before taxes	**1,473.8**	**931.3**	**58.3**
Tax provision	**(628.8)**	**(320.0)**	**96.5**
Income prior to minority shareholders	**845.0**	**611.3**	**38.2**
Income from minority shareholders	48.4	(20.6)	c.s.
Net Profit	**893.4**	**590.7**	**51.2**

(1) Includes work in progress

Telefónica Móviles Group
Productivity
Increased productivity measured in EBITDA/employee
(Millions of Euros)


2000
2001

Telefónica Móviles España
Change in Number of Customers
(Millions of customers)


25
22.5
20
17.5
15
12.5
10
7.5
5
2.5
0
1998
1999
2000
2001

Telefónica Móviles España is the operator with the largest market share in its country

Mobile Telephony

Telefónica Móviles' operators had, at the end of 2001, more than 29 million managed customers

A record growth year

In a fiscal year marked by the economic slowdown and high penetration rates in the Spanish market, Telefónica Móviles has yet again achieved record growth rates, at the same time as it improved the profitability of its business and reinforced its balance sheet.

The operators that Telefónica Móviles consolidates globally had more than 29 million managed customers at the end of 2001. The total number of active customers of Telefónica Móviles, which includes customers of the operators managed in Chile and Puerto Rico, reached 29.8 million.

In January 2002, Telefónica Móviles reached the figure of 30 million managed customers, of which 17 million are in Spain.

Operating income totalled 8,411.1 million euros (a 13.6% increase) thanks to the increased use of the networks in minutes (26.7%), to the growing use of data services by all the Group's operators, to the expansion of the e-moción platform, and to the 178% increase in Short Message traffic.

Thanks to success of the cost control policies, which limited the growth of operating expenses to just 1% in the entire year, the gross operating margin (EBITDA) reached 3,333.7 million euros, a 36% increase. Net profit, 893.4 million euros, had a year-to-year increase of 51.2%.


e-moción

Telefónica Móviles España has been the first European operator to offer GPRS with nationwide coverage and services for all kinds of customers during 2001


GPRS

Spain

The Spanish mobile phone market has had yet another growth year in 2001, during which the penetration rate has exceeded 70%. Of its almost 30 million customers, close to 17 million belong to Telefónica Móviles España, which thus has one of Europe's highest market shares and a net gain share –percentage of customers gained by the company out of the total number of new customers in the market – of almost 60%.

Data business growth has also been boosted as one of the business engines, and in 2001, has already reached 13.4% of total turnover. As an example, the SMS hit a historic new high, reaching a global figure for the year of 6.31 billion messages. These initiatives have also been accompanied by new price reductions, which have been made possible by transferring to the customers the efficiencies and economies of scale that are made possible by the development of the mobile telephone market.

Telefónica Móviles España has a wide range of voice, data and messaging services, in addition to a wide range of rates and plans, both for business customers and for private users, which are marketed by a large retail network of 14,000 points of sale.

Telefónica Móviles España has devoted a great deal of effort to intensifying its technological leadership, the best example of which is the launch of the GPRS technology, the precursor of UMTS, known as Generation 2.5. Telefónica Móviles was the first European operator to offer nationwide coverage in January, with services for all kinds of customers. In July, it offered companies a whole array of new services or applications, and in October it reduced GPRS prices, getting ever closer to the flat rate concept. Furthermore, it extended the use of GPRS to prepaid users.

A very important milestone in technological innovation during 2001 was reached with the creation last February of Movilforum, a platform that TME placed at the disposal of all companies interested in developing applications for the Mobile Internet environment.

Telefónica Móviles España's goal is to reach the start of third-generation mobile telephone (UMTS) operations with the best possible technological offer. To that end, in February it carried out the first experimental UMTS tests.

Brazil

Telefónica Móviles has grouped three companies operating in different states throughout Brazil under the name Telefônica Celular.

During 2001, Telefónica Móviles concentrated its efforts on expanding telephone networks, and on developing additional services with improved quality. This made it possible to reach a figure of 5.6 million customers in December, which represents an increase of more than one million in one year.

Tele Sudeste Celular ended the year with over 3 million customers, with a market share of 62% in Rio de Janeiro and Espirito Santo. Celular CRT reached 1.78 million customers in the state of Rio Grande do Sul, with a market share of 69%. Tele Leste Celular obtained 822,000 customers and a market share of 63% in the states of Bahía and Sergipe. These operators focused their sales efforts during 2001 on an offer that is differentiated due to its quality, customer loyalty, and cost reduction.

Telefónica Móviles has moved ahead with the preparations for a 'joint venture' that was signed early in the year with Portugal Telecom, since several initiatives have materialized to integrate the mobile telephone operations of both companies in Brazil.

Mexico

Telefónica Móviles México includes the operators Bajacel, Movitel, Norcel, and Cedetel, who operate in the northern part of the country and had been transferred to Telefónica Móviles in the month of July.

The commercial launch of the company took place in October, with the single, unified brand name of Telefónica MoviStar. In just a few months, Telefónica Móviles' operators in Mexico were positioned with a highly differentiated offer of products and services, and with an excellent level of customer service. This has allowed them to become consolidated as the second mobile telephone group in northern Mexico, after reaching more than 1.21 million active customers at year-end. In the last quarter of the year, the net customer gain exceeded by more than 150% the gain obtained in the third quarter.



In February 2001, Telefónica Móviles España creates MovilForum, a platform that includes all the companies interested in developing applications for the Mobile Internet environment



Argentina

Telefónica Móviles, which operates in Argentina under the brand name Unifón, managed in 2001, despite the country's difficult macro-economic situation, to reach a total of 1,794,013 active customers, which is 2.1% higher than the figure for the year 2000.

Unifón's policy is two-fold. On the one hand, to intensify measures which tend to cut costs, which in 2001 led to a decrease of more than 30% in expenses in local currency, and, on the other, take advantage of the synergies of the Telefónica Móviles Group to offer the most complete range of products and services to the Argentinean user. This is the case with e-moción, Telefónica Móviles' access platform to mobile Internet, SMS messaging services, or the mobile chat service.

Peru

Over the past few years, and despite the entry of new competitors into the market, Telefónica Móviles Perú has managed to keep its solid position in this market, now greater than the market for fixed telephony.

At year-end, it had 1.087 million active customers, an increase of 21% over the year 2000.

The company's success is based on the result of the recent advertising campaigns targeted at different groups of customers, which combine a rate offer that has no competition with a differentiated range of products and services that is unique in that country.

Central America

The operators in Guatemala and El Salvador had at the end of 2001 a joint customer pool of 395,397 active customers, which was a 6% increase over the previous year's figures, in line with the moderate growth shown by the mobile telephone markets in both countries.

Chile

Telefónica Móviles manages the Chilean operator Telefónica Móvil, a subsidiary of Telefónica CTC. At the end of 2001, its customer base reached 1,570,087 managed active customers, in other words, a year-over-year increase of 28%.

Telefónica Móviles has made substantial efforts throughout 2001 to improve the quality of the network, expand its coverage, and improve the customer service processes. It has also continued working on its goals of achieving a more complete structure of distribution channels, and continues to implement and expand added value service platforms, such as Voice Messaging, Short Messages (SMS), Corporate Manager, or WAP technology.

Puerto Rico

Telefónica MoviStar Puerto Rico has consolidated its position in a highly competitive market, with a 25% growth in the number of customers managed at the end of 2001, when the year closed with more than 187,000 active customers.


unifón
unifón


Los únicos 100%
controlables
por mi
PlanesPyme
Móvil

Unifón managed in 2001, in the midst of Argentina's economic crisis, to have 1,794,013 active customers. In Chile, Telefónica Móvil reached a figure of 1,570,087 active managed customers, in other words, an annual increase of 28%.

This has been possible thanks to the launch of innovative products and services, the greater development of the distribution network through its own channels, and to the improvements made in the processes and information systems.

Europe

The management of the companies that have obtained third generation mobile telephony licenses in Germany, Italy, Switzerland and Austria has focused since the first day on taking advantage of synergies and economies of scale, together with a limited financial exposure.

During 2001, we have negotiated supply and financing contracts with suppliers, made significant progress in negotiations with other operators to share part of the network infrastructure required to deploy UMTS, and consolidated the Group's internal processes to achieve agile management and coordination of the business and decision-making.

Germany: Group 3G

After obtaining a UMTS license in Germany in August 2000, the Group 3G consortium, (57.2% belonging to Telefónica Móviles and 42.8% to the Finnish operator Sonera), has managed to become during 2001 the first of the newly licensed mobile operators to launch its commercial activities.

After reaching nationwide roaming and interconnection agreements, Group 3G, using the brand name Quam, placed at the disposal of German users, on 22 November 2001, a wide range of GSM and GPRS voice and data services, minimizing the company's cost structure. At the same time, Quam began to prepare the conditions for developing its UMTS strategy.

Italy: IPSE 2000

In Italy, the Telefónica Móviles Group has a 45.6% share in the Ipse 2000 consortium, together with prestigious local partners - Fiat, Banca di Roma, and Acea, among others - and the Finnish company Sonera.

Ipse 2000, whose headquarters are in Rome, expects to launch commercial UMTS services as soon as the new technology is available. It is currently negotiating the shared use of part of the infrastructure with other operators to complete its nationwide UMTS coverage.

Switzerland: 3G Mobile AG

Telefónica Móviles began during 2001 to put in motion the launch of 3G Mobile AG, establishing the company's headquarters in Zurich. Currently, it is negotiating nationwide roaming agreements that will provide nationwide coverage from the very start of its commercial launch.



In 2001, Group 3G (57.2% Telefónica Móviles and 42.8% Sonera) has become the first mobile operator, among the new license holders, to launch commercial activities



Austria: 3G Mobile

In November 2000, Telefónica Móviles acquired a UMTS license in Austria. Starting in January 2001, it launched the company's activities, with headquarters in Vienna, focused on interconnection, nationwide roaming, and shared infrastructures.

Mediterranean Basin

Morocco

Telefónica Móviles controls 30.5% of the share capital of Médi Telecom, the Moroccan mobile telephone operator, and is responsible for its management, jointly with Portugal Telecom.

Médi Telecom obtained a second mobile telephone license in Morocco in 1999. Before a year had gone by, the company already had over one million customers. At the end of 2000, and using the brand name Méditel, it had more than 1,113,000 active customers, which represents an annual increase of 116%, and an estimated market share of 38%.

Méditel combines a wide range of products and services for individual and corporate customers, with a fully consolidated distribution network, which permits it to gain higher quality customers and ensure their loyalty to the company.

Horizontal Businesses

Terra Mobile

Terra Mobile refocused its business model at the end of 2001 towards a structure more closely linked to changes in mobile technology, which will lead to a significant cost reduction, taking better advantage of the synergies with Telefónica Móviles, and concentrating on the most significant markets.

The company ended the fiscal year with more than 5.8 million registered users, i.e. an increase of 98%.

Mobipay

Through Mobipay España and Mobipay Internacional, Telefónica Móviles leads the creation of standards for making payments using the mobile telephone handset. In Spain, the company has managed to obtain the participation of all the mobile operators and the main banking entities, which permits its quick deployment in the Spanish market, and opens the way for its international expansion.





Through Mobipay España and Mobipay Internacional, Telefónica Móviles leads the creation of standards for making payments using the mobile telephone handset

Telefónica DataGroup
Consolidated Income
(millions of Euros)

	December 2001	December 2000	% Var.
Operating revenues	1,849.7	1,123.7	64.6
Work on fixed assets (1)	21.1	36.1	(41.4)
Operating expenses	(1,841.6)	(1,077.5)	70.9
Other net revenues (expenses)	(5.7)	(7.3)	(22.6)
EBITDA	**23.6**	**75.0**	**(68.5)**
Amortization/Depreciation	(189.8)	(91.0)	108.5
Operating income	**(166.2)**	**(16.0)**	**935.8**
Income fr. associated cos.	(5.0)	(1.1)	369.3
Financial income	(58.7)	(10.7)	448.6
Amortization Goodwill	(101.3)	(6.1)	n.s.
Extraordinary income	(272.8)	(23.7)	n.s.
Pre-tax income	**(604.1)**	**(57.6)**	**n.s.**
Tax provision	56.2	1.2	n.s.
Income prior to minority shareholders	**(547.9)**	**(56.5)**	**n.s.**
Income from minority shareholders	61.7	7.3	n.s.
Net Profit	**(486.2)**	**(49.1)**	**n.s.**

(1) Includes work in progress

Note: Figures for 2000 have been recalculated in order to include ETI and Telefónica Sistemas, which were previously in Telefónica Intercontinental and the Telefónica de España Group, respectively. All the Data assets of Telefónica Group companies have also been included. Furthermore, Telefónica Data's ISP business was not consolidated in both 2000 and 2001

Types of operations of the Telefónica Data Group

	Spain	America I
Incumbent	España	Argentina, Brazil, Chile, Peru
	Europe	**America II**
New Entrant	Germany, Austria, Italy, UK	Colombia, Mexico, Uruguay, USA

Corporate Services

Telefónica Data

2001 was the first full year in which Telefónica Data developed its business plan as a global line of activity of the Telefónica Group, aimed at providing integral telecommunications services to companies.

With the segregation process complete, on 1 January the national operators from Argentina, Brazil and Peru joined the Telefónica Data Group. These operators, together with those present in Colombia, Mexico, Uruguay and the United States, form a single platform for offering regional services in Latin America to multinational clients.

The first quarter of the year also saw the completion of the acquisition of the German company mediaWays, the second IP operator in Germany, thus increasing the Telefónica Data Group's presence in Europe (it is already present in Italy and Austria). Telefónica Data also began to operate in the United Kingdom through mediaWays in the second half of 2001.



As a result, Telefónica Data is present in 14 countries where, depending on the degree of development and the market share achieved, it develops different business models. Where the Telefónica Group is the market leader, it specialises in offering integral telecommunications services to corporate clients through the development of services with greater added value, whereas in those locations where it is a new entrant, it operates as a global telecommunications provider, addressing customer segments and offering services that enable clients to achieve the market share they require to make their investments profitable.

In the area of services, and as an inherent part of its strategy aimed at providing a broader offer of services by moving up the value chain towards value added services, on 19 September 2001 Telefónica Data announced the start of operations in the United States with the opening of its first



Telefónica Data Internet Center ("KeyCenter") in Miami. This center will focus mainly on providing services to large companies. The "KeyCenter", together with the network connectivity provided by Telefónica between Europe and Latin America, offers extraordinary benefits to multinational companies that engage in business in these areas and completes its network of Data Centers located in Buenos Aires, Lima, Madrid, and São Paolo, with a total surface area of more than 38,000 square metres.

Within the scope of strategic alliances, and in order to have the best technologies for the development of its activities and to provide the best service to its customers, Telefónica DataCorp and Akamai Technologies, Inc. signed an agreement in February 2001 to enhance the infrastructure capacities of Value Added Services supported on T-Data Internet Centers deployed by the company in America and Europe. Akamai is the leading Content Delivery (intelligent content distribution) and Streaming (on-line and on demand distribution of multimedia content) provider.

At the beginning of June, the Telefónica Group and Banco Itaú, with headquarters in São Paulo (Brazil) and one of largest financial groups in terms of market value in Latin America, entered into an alliance to provide telecommunication services to the bank. As a result of this agreement, Telefónica Data now manages Banco Itaú's corporate telecommunications network. This agreement will enable the Data Group to increase its presence in the corporate data transmission market, one of the markets with greatest potential in the Brazilian telecommunications market.

Given the international penetration of the Group, Telefónica Data has reorganized its commercial structure by creating a specialised unit, which, operating as a "ventanilla única" (single access point), will strengthen relations with large multinational corporations and increase their value by providing global data services.

Other agreements were signed along these lines. In May 2001 Sol Meliá and Telefónica Data signed a collaboration agreement. The objectives of this agreement include the implementation of the 'SolNet' network at all the company's hotels and corporate headquarters, and the joint development of different commercial and marketing actions. The introduction of the 'SolNet' network will enable the 'on-line' connection of all the company's establishments, distributed in 30 countries around the world, as well as of its different corporate headquarters.

The main activities envisaged in Telefónica Data's Strategic Agenda include the establishment of "Competence Centers", designed to foster the transfer of know-how and best practices between the different markets and to help to provide an integral and technologically advanced services offer.





Telefónica Data España has cooperated with First Data Ibérica in launching a payment system for taxicabs


Data transmission services,
Internet access and value added Services
Services
Own infrastructure
of data networks/IP network
and Data Centers (T-dataCorp
Internet Centers)
Selective deployment
of basic infrastructure,
mainly an international
network through Emergia
Infrastructures
T-DATA CORP
Customers
Corporations and New
Economy companies
directly in leading
and new markets
Other clients through
Telefónica's fixed-line
operators in leading
markets, and outsourcing in
new markets
Telefónica Group Companies
Take advantage of
infrastructure/presence to
serve multinational
corporations
Geographical Areas
Leading Markets: Spain and Latin America
Selected expansion: Europe and Latin America



Telefónica Data has reorganized its commercial structure by creating a specialised unit, in the form of a "ventanilla única" (single access point) for the global provision of its data services, which will strengthen its relations with large corporations.

Terra-Lycos Group
Consolidated Income
(millions of Euros)

	December 2001	December 2000	% Var.
Operating revenues	690.0	304.0	127.0
Work on fixed assets (1)	2.5	1.0	157.1
Operating expenses	(901.9)	(649.1)	39.0
Other net revenues (expenses)	(22.5)	(15.2)	47.9
EBITDA	**(232.0)**	**(359.3)**	**(35.4)**
Amortization/Depreciation	(185.5)	(83.5)	122.1
Operating income	**(417.4)**	**(442.9)**	**(5.7)**
Income associated companies	(181.7)	(59.3)	206.7
Financial income	126.3	35.8	252.9
Amortization Goodwill	(383.5)	(203.6)	88.4
Extraordinary income	(74.9)	(134.2)	(44.2)
Pre-tax income	**(931.3)**	**(804.2)**	**15.8**
Tax provision	363.3	248.1	46.4
Income prior to minority shareholders	**(567.9)**	**(555.9)**	**2.2**
Income from minority shareholders	1.6	0.7	133.9
Net profit	**(566.3)**	**(555.2)**	**2.0**

(1) Includes work in progress

Terra-Lycos Group
Operating Figures

	2001	% Var. (2000)
Broadband clients (thousands)	233	471%
Average daily page visits (millions)	500	43%
Unique users (millions)	111	18%

Internet


The main goal of Terra Lycos in 2001 was growth with profitability, by achieving a sustained increase in revenue combined with a major cost reduction effort

Terra Lycos

The path to profitability

Terra Lycos has become consolidated in 2001 as one of the most visited Internet networks in the USA, Canada, Europe, Latin America and Asia. The company's main goal was growth with profitability, obtained by a sustained increase in revenue combined with a major cost reduction effort. Despite the unfavourable macroeconomic situation in 2001, Terra Lycos had a revenue during the year of 694 million euros, which is 22% more than the previous year in current euros, 24% in constant euros. This positive change in revenue has been accompanied by a control and efficiency policy which, together with initiatives such as the Seis Sigma process and quality improvement program, has focused on optimizing the company's resources and maximising growth. During 2001, Terra Lycos reduced its fixed costs by 16%, an improvement that has provided a savings of 103 million euros. Thus, EBITDA improved in 2001 by 24 percent over the previous year.

At the beginning of the year Terra Lycos announced a new matrix organization model, based on the different geographical areas and business units, focused on customers and growth accompanied by profitability.


terra
lycos
Correo
Farmacias
La bolsa
Horóscopo
El tiempo
Sorteos
Noticias
Deportes

The company's outstanding advantages include a diversified source of income, a global presence, a commitment to Broadband, and the transition towards payment models, obtained by launching added value products. Likewise, the company's excellent liquidity has permitted strategic acquisitions and alliances, always taking profitability into account. The most outstanding acquisitions were Uno-e, the on-line bank belonging to Terra Lycos and BBVA; Raging Bull, the USA's leading Internet financial community; Maptel, Spain's leading digital mapping company; and the assets of Decompras.com, Mexico's leading e-commerce company.

New business model

During this year, Terra Lycos has pioneered the transition towards collecting for services by developing the "Open, Basic, Premium" model (O.B.P), which aims to generate, in addition to a basic access and services offer, revenues from subscription payments. In other words, to offer, in addition to services and contents open to all users, additional added value services and contents with more features that users are willing to pay for. As part of this strategy, the company placed on the market such innovative products as Terra ADSL Plus, Tripod Plus or Lycos Search Insite, which have helped to gain a total of 1.7 million paying subscribers.

In addition, Terra Lycos became in 2001 a benchmark as a broadband service provider, hitting a total of 233,000 customers in Spain and Latin America. Likewise, the company has launched different models to transform the traditional business into an integrated communications solution provider. The goal of the "CSP" (Communication Service Provider) strategy is to create a complementary source of income to the traditional access, advertising and e-commerce business lines, by providing advanced services that enable our customers to communicate, regardless of where they are and what device they are using. The company has launched its first pay per use communications services, such as the virtual hard disk or the photo album.

During 2001, Terra Lycos used different models to transform the traditional access business into an integrated communications solution.

Integrated marketing solutions

Terra Lycos has become one of the best channels to reach a global audience, through a series of portals in 43 countries that are visited by 111 million unique users a month, with an average of 500 million pages visited every day. In addition, the company has focused during 2001 on providing its users with new browsing experiences, and providing its corporate customers with added value online integrated marketing solutions. Terra Lycos beat its competitors once again, by becoming the first Internet company to offer CheckM8 technology, which, among other advantages, permits format transparency and does not affect page content, as well as an advertising sequence that has different sizes, formats and locations, and follows the user as he browses.

Terra Lycos' integrated marketing solution includes other innovative products such as Arcadia, an interactive advertising tool; Opinion Minders, an online polling solution; or the launch in Spain of the most powerful e-mail marketing tool on the market, which uses a database with 2.5 million highly segmented users. Terra's new e-mail marketing service is the only one on the market that offers a user base segmented by content affinity and/or social and demographic criteria, which allows it to maximise the customization of e-mail communications. Terra's new tool makes it possible to find out the hobbies and preferences of the users, their profile, and their Internet browsing habits.


Juegos
muy

Internet as a channel

Terra Lycos wants to take advantage of the enormous potential of combining its user base with the experience and infrastructure of companies that are leaders in their industries. Therefore, the company has made a decisive commitment to launch added value vertical service channels, which in 2001 have covered areas such as finances, human resources, motor vehicles, or real estate. The outstanding launches, jointly with BBVA, were Azeler and Atrea. The former, a motor vehicle portal whose objective is to develop and manage platforms that improve and assist operations for all the participants in the industry, from manufacturers to end purchasers. Atrea, on the other hand, is a real estate portal whose main goal is to create platforms that make the work of both Real Estate Agents and Developers easier and more efficient, and at the same time will congregate in a single website all the services the consumer requires when purchasing or renting a home.

During 2001, Invertia, which has more than 225,000 registered users and has 45 million page hits a month, has become the greatest financial community in Spain, and is present in Argentina, Brazil, Chile, Mexico, Peru, Venezuela and the Spanish-speaking market in the USA. Likewise, Uno-e, www.uno-e.com, the online bank owned by Terra Lycos and BBVA, ended 2001 with over 700 million euros in managed customer resources, that is, 350% higher than the previous year.

Terra Lycos is also a leading player in the online travel industry, through Rumbo and Onetravel. Rumbo, a joint venture between Terra Lycos and Amadeus, offers a wide range of travel products and services focused on both the end user and businesses in Spain, Brazil, Chile, Argentina and Mexico. On the other hand, One Travel is the fourth-ranked travel website in the USA.

We therefore have one of the most complete offers on the market, a unique offer that is completed with Lycos channels and services that are highly successful in the USA, such as Quote.com, the leading investment subscription service in the country; Angelfire.com and Tripod.com, that permit easy construction of websites; Matchmaker, one of the USA's leading online dating services, and Gamesville, a game platform with content for all ages.



Telefónica Group's Directory Business
Consolidated Results
(millions of Euros)

	TPI-Páginas Amarillas Group			Telefónica Group Directories (2)		
	2001	2000	% Var.	2001	2000	% Var.
Operating revenues	511.7	413.0	23.9	619.5	607.7	2.0
Work for fixed assets (1)				0.0	(1.9)	c.s.
Operating expenses	(382.9)	(291.7)	31.2	(444.9)	(450.6)	(1.3)
Other net income (expenses)				(48.6)	(41.6)	16.9
EBITDA	**128.8**	**121.2**	**6.2**	**126.1**	**113.7**	**10.9**
Amortization/Depreciation	(25.5)	(11.1)	129.7	(29.7)	19.2	54.3
Operating income	**103.3**	**110.1**	**(6.2)**	**96.4**	**94.4**	**2.1**
Income associated companies	(1.7)	(0.1)	n.s.	(1.7)	(1.4)	20.9
Financial income	(10.8)	(0.9)	n.s..	(15.2)	(11.8)	28.4
Amortization Goodwill	(2.2)	(0.2)	n.s.	(0.5)	0.0	n.s.
Reversion negative consolidation differences	1.7	0.0	n.s.			
Extraordinary income	(0.3)	(1.7)	(85.5)	(6.9)	(3.6)	62.9
Pre-tax Income	**90.1**	**107.2**	**(16.0)**	**72.2**	**77.6**	**(7.0)**
Tax provision	(33.7)	(38.2)	(11.8)	(33.4)	(38.3)	(12.8)
Income prior to minority shareholders	**56.4**	**69.0**	**(18.3)**	**38.9**	**39.3**	**(1.1)**
Income from minority shareholders	8.5	3.2	169.5	9.2	15.7	(41.5)
Net Profit	**64.9**	**72.2**	**(10.1)**	**48.0**	**55.0**	**(12.6)**

(1) Includes work in progress
(2) Includes all the Directory businesses of the Telefónica Group since 1 January 2001

TPI-Páginas Amarillas Group
Changes in Revenue
(millions of Euros)

	2001	2000	% Var.
Advertising	448.81	329.78	36.1
Publishing	425.76	319.53	33.2
• Yellow Pages	349.14	256.89	35.9
• White Pages	64.95	53.59	21.2
• Others	11.66	9.05	29.0
Internet	19.27	7.83	146.1
Talking Yellow Pages	3.78	2.42	56.2
Operator	58.93	53.44	10.3
Others	3.94	29.76	-86.8
Total operating income	**511.68**	**412.98**	**23.9**

(1) Revenue from the Basic Reference Guide and another operator.
(2) Revenue from telephone traffic, sale of copies, and used paper, among others.
The year 2000 includes revenue from sale of advertising by Telefónica in Páginas Blancas.

Directories

Latin America has jumped from less than 9% of revenue in the year 2000, to more than 24% of total TPI Group revenue in 2001

Sustained Growth of Profitability

In recent years the strategy of the Telefónica Publicidad e Información (TPI) Group has been based on achieving sustained growth in terms of profitability, which enables the Group to maximise its efforts to obtain value for its shareholders. This strategy is built on three broad lines of action: the consolidation of TPI as a global Advertising and Information group, the diversification of its income and the improvement of its profitability.

Thus, in 2001 TPI strengthened its leadership in the Spanish-Portuguese directories market by renegotiating the contractual framework between Publiguías and Telefónica CTC Chile and launching in Brazil the first edition of Guía Mais (the trade name of TPI products in Brazil) in the city of São Paulo, Curitiba and other parts of the state. This initiative has enabled TPI Brasil to achieve a market share of 20%, with more than 17,800 customers and revenues exceeding 22 million euros. Its firm commitment to strengthening this growing international expansion was also evident at the beginning of 2002 with the purchase of the directories business of Telefónica del Perú.

This process of internationalization of the TPI Group has also been characterised by the search to globalise all businesses encompassed within its scope of action, taking advantage of synergies generated by one group, transferring best practices to all the companies in that group and establishing structures that enable the rationalization of expenses and investments.

Also as part of the growth strategy, TPI gave a strong and determined boost to the creation of new sources of income, fostering the development of new products and media and diversification in sectors that offer strategic links with its own, in an attempt to evolve towards a more transactional business model.

All this has been reflected in the results achieved in 2001, a year in which consolidated EBITDA grew by 6.2% to 128.8 million euros, and consolidated income reached 511.7 million euros, 23.9% higher than in the previous year. Latin America, TPI's natural growth market, has jumped from providing less than 9% of the Group's revenues in 2000 to more than 24% of total Group revenues in 2001.

This good performance of results reflects the positive evolution of the Group's lines of business, the strength of the traditional business in Spain (advertising revenue grew 9.8%, cancelling the effect of revenue from advertising contracted by Telefónica in the White Pages, whose amount rose to 23.11 million euros), the dramatic increase in Internet advertising revenues in Spain (114.6%), the incorporation of the income statements of Publiguías in the consolidated group accounts as from 1 January 2001 (13.9% of the total) and the success achieved in the first commercial campaign of Guía Mais, with sales accounting for 4.5% of total group revenues.


2001
São Paulo
guia.
TeleGuia Mais 0300 151515

Paper products

Sales generated by paper products continued to be the TPI Group's main source of revenue (94.7% of total income), totalling 484.5 million euros in 2001.

Yellow Pages

Yellow Pages is the TPI Group's main source of revenue, generating 349.14 million euros in 2001, 35.9% above the figure achieved in the previous year and representing 68.2% of total revenues. For this business segment TPI has developed different brands for each market, and these are some of its main assets; hence, in Spain the "Páginas Amarillas" (Yellow Pages) brand is familiar to 100% of the population, and the same is largely true of "Las Amarillas de Publiguías" in Chile.

In 2001 the TPI Group published 82 yellow pages directories that were distributed in more than 20 million homes and businesses, with more than 370,000 advertisers trusting in yellow pages to place their adverts. A series of new developments and improvements were also incorporated, including most notably the inclusion of maps and street guides in all the Yellow Pages guides, residential/business lists and the launch of Pocket Yellow Pages.

White Pages

In 2001, 79 white pages books were published, with a print-run of more than 21 million copies. Advertising revenues generated by this product increased by 21.2%, reaching 64.95 million euros.



Yellow Pages continues to be the main source of revenue of the TPI Group, providing 68.2% of the total

Multimedia products

The greatest percentage increases in revenues were achieved in new technology products. In 2001, revenues generated by TPI Group multimedia products amounted to 23.8 million euros, representing an increase of 120.9% with respect to 2000.

Páginas Amarillas Online

The number of users visiting the web sites of the TPI group increased dramatically in 2001. In Spain, On-Line Yellow Pages recorded 452.4 million page hits and more than 19.9 million visits. In Brazil, the number of visits and page hits recorded by Guía Mais On-line increased by 986% and 931%, respectively.




Páginas Amarillas
2002

TPI also strengthened the offer to its customers by providing them with new advertising items adapted to the individual preferences of users: new communication tools (classified and positioned advertising) as opposed to the traditional banner business, and the creation, design and hosting of web pages, using for this purpose sales channels specialised in this type of media.

Various services have been developed around the Yellow Pages Online directories, such as maps and street guides of the main cities, white pages online, virtual malls, virtual thematic pages; and in Chile, the Websites guide is also sold in paper format.

Talking Yellow Pages

This telephone service enables users to access information on companies and professionals listed in the paper Yellow Pages and is available in Spain and Chile ("Páginas Amarillas Habladas"), and in Brazil ("Disk Guia Mais"). In 2001, new contents and functionalities were added for users, including most notably the provision of the Publiguías Talking Pages service to cell-phone customers following an agreement reached with Telefónica Móviles in Chile.

New Technologies

As part of its commitment to making its content a multiplatform service, in December 2001 TPI launched a New Technologies Channel on PáginasAmarillas.es in Spain, aimed at providing users with access to TPI content in new media formats (PDA, WAP, SMS).

In Brazil, TPI became the first company to provide customers with information from its directories in WAP and GPRS format and in PDAs or pocket PCs. Lastly, in 2001 Publiguías launched wap.amarillas.cl and wap.blancas.cl, making it the first directory publisher in the country to provide this service.

E-commerce

In July 2001, TPI agreed to integrate its e-commerce initiative IMI (Interactive Markets Initiative) with Adquira to create, jointly with Telefónica de España (20%), BBVA (40%), Repsol YPF (10%) and Iberia (10%), a leading business-to-business e-commerce platform in Spain. TPI has a 20% shareholding in the aforementioned company.

The company offers integral business-to-business (B2B) e-commerce solutions for the supply, purchase and negotiation of goods and indirect services for all company segments, from large corporations to small businesses.


In 2001 TPI launched the pocket edition of the Yellow Pages
In Brazil, TPI became the first company to provide customers with information from its directories in WAP and GPRS format and in PDAs or pocket PCs
Páginas Amarillas

Admira Media Group
Consolidated Income
(millions of Euros)

	December 2001	December 2000	% Var.
Operating revenues	1,403.1	723.9	93.8
Work on fixed assets (1)	0.3	0.3	20.5
Operating expenses	(1,258.0)	(709.0)	77.4
Other net revenues (expenses)	7.1	(1.5)	c.s.
EBITDA	152.5	13.6	**n.s.**
Amortization/Depreciation	(75.4)	(48.8)	54.5
Operating income	**77.1**	**(35.2)**	**c.s.**
Income associated companies	(184.5)	(86.1)	114.3
Antena 3 TV	22.8	56.9	(60.0)
Via Digital	(162.6)	(123.4)	31.7
Others	(44.7)	(19.6)	127.8
Financial income	(113.6)	(79.4)	43.0
Amortization Goodwill	(114.8)	(93.8)	22.4
Extraordinary income	(69.6)	(606.5)	(88.5)
Pre-tax Income	**(405.4)**	**(901.1)**	**(55.0)**
Tax provision	58.0	221.5	(73.8)
Income prior to minority shareholders	**(347.4)**	**(679.6)**	**(48.9)**
Income from minority shareholders	0.2	52.2	n.s.
Net Profit	**(347.3)**	**(627.4)**	**(44.7)**

(1) Includes work in progress

Television channels in Spain
Advertising Market Share


30
27
24
21
18
15
12
9
6
3
0
Canal +
Authonomics
Tele 5
TVE
(La 1 + la 2)
Antena 3
Jan-Nov 2000
Jan-Nov 2001

Television channels in Argentina
Advertising Market Share


46
41.4
36.8
32.2
27.6
23
18.4
13.8
9.2
4.6
0
América
Azul Televisión
Canal 13
Telefé
Jan-Nov 2000
Jan-Nov 2001

Content


The broadcasting
of Admira content
through the ADSL network
is an example
of the strategic line
pursued by the
Telefónica Group
in the last year

Content is going to be, together with Broadband and mobile phones, one of the three pillars of Telefónica's business. In this regard, in March 2002, it announced the creation of a Corporate Content Unit that will be in charge of coordinating all the content-related activities in the Group's various business lines.

2001 has been the year of consolidation of Telefónica's commitment to the creation of a cohesive media and content group capable of achieving its target of becoming a global communications operator. Over the last twelve months, the strategy that has now developed into ADMIRA has been aimed at grouping, organizing and achieving the profitability of a series of assets acquired piecemeal in previous years, which as a result of changes in technology and social customs, have become strategic elements in the company's efforts to take on the competition in the telecommunications sector.

The management consolidation process culminated at the beginning of November with the launch of the new name of the Group, Admira, which replaces Telefónica Media. This change was agreed by the company's Board of Directors in September and aims to provide the media and content subsidiary of the Telefónica Group with its own corporate personality in order to be able to compete in the media sector.

During 2001, Admira has consolidated its position as Telefónica's main content provider, as part of the parent company's strategy aimed at offering differentiated products to its customers. This is the area of work in which most progress has been achieved this year, thanks to the close collaboration with other Group units such as Telefónica de España or Telefónica Móviles. The broadcasting of Admira's content through the ADSL network, a successful platform with more than 300,000 subscribers in just a few months, is an example of the line followed by the Group in the last year, which will continue to grow in the coming years.

The Group's assets have initially been structured into three business units: open television and radio, pay television, and content. The first of these categories includes Antena 3, Telefé and Azul Televisión (both channels in Argentina), together with Onda Cero and Continental (Argentina). By grouping these businesses, the Group has been able to optimize resources and, more importantly, implement similar business and management practices in all its media, based on the experience of Antena 3 in previous years.

The reorganization of activities in this business area continued at the end of the year with the acquisition of Onda Cero by Antena 3, an operation aimed resolutely at creating a large multimedia communication group in Spain. Onda Cero was the radio station that enjoyed strongest growth during 2001, in terms of both the number of listeners and percentage points, which has pushed it up from fourth place in the radio network ranking to second, putting it in a position to challenge for the leadership in the next few years.



In the last twelve months, Antena 3 has maintained its position as the channel of reference among private television companies, standing out on the basis of the strength of its news programmes and its capacity to attract potentially more profitable audiences.

Telefé is the leading television channel in terms of viewing figures in Argentina, with a viewing share of around 40%, while Azul is the third broadcaster in that country. Both have made significant management efforts, but the worsening of the general scenario in the country in recent months has halted the positive prospects of both channels, which are suffering the consequences of an economy that has broken the chain of payments and the financial system.

The pay television unit has been structured around Vía Digital, and includes businesses related to the latter, such as Admira Servicios Audiovisuales and the shareholding in Hispasat (signal transmission). Vía Digital has fulfilled its business plans and by year-end 2001 had over 800,000 subscribers, after having consolidated its position thanks to the strong increase in its customer base, which was much greater than that achieved by its competitors. The commitment to quality programs and the exclusive rights to broadcast the World Cup in Korea and Japan have been endorsed by customers.

At the beginning of August, Admira agreed to reduce its shareholding in Hispasat from 22.74% to 13.23%, in a joint operation on the part of the private shareholders of the Spanish satellite system (Admira, Auna and BBVA), which enabled the entry into Hispasat of the European operator Eutelsat and the signing of a strategic alliance with the latter. This operation, which valued Hispasat at just over one thousand million Euros, guarantees the development of all the international expansion projects planned by Hispasat, mainly in Latin America.




ADMIRA

The content area has been one of the lines of business that achieved the best progress last year. Endemol consolidated its position as the world's leading television content producer, with an archive of more than 400 different programmes broadcast in more than 20 countries. Its formats have become genuine social phenomena all around the world, and have even changed the concept of television. The two latest examples have been "Gran Hermano" (Big Brother) and "Operación Triunfo", which were the two most successful television programmes in Spain in 2000 and 2001, respectively, and both have come off the Admira content production line.

Admira has increased its presence in film production through Lola Films, Ensueño and Patagonik. One of the latest productions by this Argentine producer, "El hijo de la novia" (Son of the Bride), will compete for the Oscar for Best Foreign Language Film. Szena, with the organization of Julio Iglesias' Spanish tour, and the Grammy won by Carlos Baute, plus with the launch of new groups, has shown the huge potential of the Group's music content business.

The new media, education, and children's programs businesses have also experienced significant growth at Admira.


endemol









Endemol consolidated its position as the world's leading television content producer, with an archive of more than 400 different programs broadcast in more than 20 countries.



Atento Group
Consolidated Revenue
(millions of Euros)

	December 2001	December 2000	% Var.
Operating revenues	643.9	526.9	22.2
Operating expenses	(588.1)	(495.7)	18.7
Other net revenues (expenses)	(1.9)	(6.0)	(67.9)
EBITDA	**53.8**	**25.2**	**113.1**
Amortization/Depreciation	(89.4)	(51.3)	74.4
Operating income	**(35.6)**	**(26.0)**	**36.9**
Financial income	(57.5)	(37.8)	52.1
Amortization Goodwill	(8.4)	(7.1)	18.9
Extraordinary income	(32.2)	(78.4)	(59.0)
Income before taxes	**(133.7)**	**(149.3)**	**(10.5)**
Tax provision	20.8	37.3	(44.1)
Income prior to minority shareholders	**(112.9)**	**(112.0)**	**0.7**
Income from minority shareholders	3.4	0.3	n.s.
Net Profit	**(109.5)**	**(111.8)**	**(2.0)**

Atento Group
Changes in Revenue and EBITDA
(thousands of euros)



revenue
% EBITDA
180
162
144
126
108
90
72
54
36
18
0
9%
6%
2%
3%
7%
9%
7%
9%
1T 00
2T 00
3T 00
4T 00
1T 01
2T 01
3T 01
4T 01



25
22.5
20
17.5
15
12.5
10
7.5
5
2.5
0
2.4
2.3
2.5
2.5
2.6
2.5
2.5
2.6
1T 00
2T 00
3T 00
4T 00
1T 01
2T 01
3T 01
4T 01

Atento Group
Service desks manned and monthly revenue by desk

manned service desks *(thousands)*

monthly revenue/desk *(thousands of euros)*

Other Businesses

Atento

In 2001, the Atento Group continued to lead the Spanish and Portuguese-speaking markets in providing customer service using Contact Centers or multi-channel platforms (telephone, fax, Internet), so that the companies can ensure the loyalty of, and improve their relations with their customers. Atento is currently present in 13 countries and heads the sector's worldwide ranking in infrastructure and service capacity, with an international network formed by 61 platforms with more than 29,000 customer service positions, and over 50,000 employees.

In terms of financial results, the Atento Group generated 643.9 million euros in revenues in 2001, 22% above the previous year. A significant contribution to this growth came from new, non-Telefónica customers, as well as from the development of business in new countries (Japan, Mexico, Venezuela). It is also worth highlighting the growing diversification of the Group's revenues, providing the company with greater protection against economic slowdown in specific areas.

One of the most significant events of the year, despite occurring in December, was the incorporation of BBVA into the shareholder structure of the Atento Group, within the scope of the collaboration agreements entered into by the bank and Telefónica. Under this agreement, the decision was taken to transfer the ownership of the customer telephone service center in Spain and the provision of telephone banking and telesales services in all the countries in which BBVA is present.

In 2001, the company consolidated its presence in 13 countries by achieving the undisputed leadership of the Spanish language markets and in Brazil, where it obtained certification under the ISO 9002 standard for five of its operation centers; as a result, all eighteen centers in that country achieved certification status.

In 2001 the Atento group continued its strategic policy based on three lines of action: the development of long-term relations with high-potential customers, the implementation of actions aimed at the on-going improvement of critical aspects of the business, and the achievement of business objectives through rigorous control of investment needs.

At the beginning of the year, Atento set up in Mexico with an initial investment of more than 5 million euros. In Brazil, the most relevant achievement was the agreement and start-up of a global service for

Atento is currently the leader in the Spanish and Portuguese-speaking markets, with a network of 61 Contact Centers, with over 29,000 customer service positions, and over 50,000 employees


ATENTO



Losango, the leading consumer credit entity, in the country's main cities. In Central America, Atento signed a contract with the TACA airline to provide customer services in Central America and the United States from operation centers in Guatemala and El Salvador. In Puerto Rico, the company obtained the customer service contract with the operator AT&T for long distance traffic.

Three important institutional agreements marked the activity of Atento España in 2001: first, an agreement concluded with the Tax Authorities for part of the 2001 Personal Income Tax Campaign; secondly, the company centralised all security and emergency services numbers 112 and 061; and thirdly, a temporary joint enterprise with Odec for the data management, updating and control of the Spanish population and property census, which is prepared by the National Statistics Institute.

During the year, Atento provided services to more than 500 companies, among which, in addition to Telefónica, are multinationals of recognised prestige from a variety of sectors. Its goal for 2002 is to continue developing its activity through a wide range of services, from Call Centers to more sophisticated products, such as the design, implementation and monitoring of customer loyalty programmes, research into consumer habits, management and monitoring of orders and services via Internet, among others.

CRM
2001



Emergia

Emergia is the Business Line of the Telefónica Group dedicated to providing international broadband infrastructure services to the wholesale market. It offers services to international carriers, ISPs and other companies that make intensive use of communications services and require city-to-city and door-to-door connectivity within Latin America, and from Latin America to the United States and Europe.

During 2001, the bases have been established to aggregate international service value chain elements under a single management by consolidating Telefónica Group's carriers (Emergia, Telefónica Data Servicios Internacionales and international voice networks).

In the first quarter of 2001, the installation of 25,000 km of the fibre optic land and undersea loop was completed. With an approximate investment amounting to USD 1.3 billion, Emergia starts with an initial capacity of 40 Gbps, upgradable to 1.92 Tbps.

Emergia has positioned itself as the first operator in Latin America with a fully-operative Broadband loop, and has managed to assert its position in the market as a stable and solvent broadband provider in a difficult competitive environment.

In 2001, once the loop had been completed, Emergia began to broaden its network, both outside and inside the loop. Thus, under the same system, the network was expanded towards the interior of Brazil, and also to Rio de Janeiro. Important agreements have also been reached to swap capacity with operators, which will enable Emergia to offer connectivity in Europe. From an accounting point of view, Emergia has adopted the most conservative accounting practices to handle these swap agreements.



emergia

Agreements were concluded with the world's leading telecommunications operators, generating revenues in line with expectations and surpassing initial estimates. As regards new products, televised country-to-country signal tests were performed via fibre optic cable, which will undoubtedly offer television channels the opportunity to cut costs.

Emergia benefits Telefónica Group companies by offering an excellent service in terms of quality at highly competitive prices, enabling them to reduce costs.

New customers have been able to confirm the quality and reliability of the Emergia network, as well as its point-to-point connectivity capacity. Emergia has obtained in 2001 a very good position in the market.

Katalyx

Fiscal 2001 has seen the consolidation of the initiatives with the best prospects among all those that were being developed by Katalyx as a project incubator. Among them, we can mention Adquira, Vía Katalyx, Katalyx Food, Katalyx Catalogs and Katalyx Construccion. For some of these initiatives, alliances have either already been achieved or are currently being negotiated, whereby some major business groups will take a stake in them.

Katalyx has taken advantage of the year 2001 to profoundly restructure its entire group of companies in those countries in which it is operating (Spain, Argentina, Brazil, and Mexico), which has led to a sharp drop in costs, and more rational processes in its core structures. The aim of that restructuring has been to adapt to the new market situation, which has caused a drop in technology stocks on the stock market, and a slowdown in the implementation of B2B initiatives, especially in Latin America.

Among the various initiatives, we can mention Adquira, an initiative for e-trading of indirect assets on a horizontal platform. On 30 November, the process in which BBVA (40%), Iberia (10%) and Repsol (10%) purchased part of the stock of Adquira Ibérica was completed. Likewise, the Telefónica Group's holdings in Adquira España were switched from Katalyx to Telefónica de España (20%) and TPI (20%). On the other hand, Adquira Latam continues to operate in Argentina, Mexico and Brazil with the goal of becoming the sector leader in those markets.

In addition, Vía Katalyx has presented a new technological solution for supply chain agents. During 2001, it began to work with major logistics operators in Brazil, Mexico and Spain, which has led to contracts with Shell in Brazil, and with Exell Logistic and Quaker in Mexico; Katalyx Food, a consumer product initiative that uses the B2B Galaxy platform in Spain and Mexico; Katalyx Catalogs provides electronic product cataloguing services; and Katalyx Construcción provides solutions for private e-commerce networks that facilitate operations between manufacturers of construction materials and their traditional distribution channel.



Future

Prospects

The actions that will guide the management of the Group are aimed at consolidating Telefónica's position as one of the global telecommunications operators of reference worldwide. These actions will continue along the line maintained throughout 2001, and will be based on three key actions: promoting business development, optimizing management processes and exploiting the Group's growth opportunities.

More efficient management

In order to optimize management and take full advantage of economies of scale, the company will develop policies designed to improve efficiency that have already been described for 2001, and which will be achieved through the improvement of efficiency from both the operative (improvement of processes) and financial standpoints. These actions will be coordinated through a policy based on the containment of costs and the proper materialization of synergies.

In this connection, horizontal strategies will play a crucial role in line with the strategies described in the previous chapter: Logistics, Purchases, Real Estate, Shared Services Management, Information Systems, etc. The consolidation of Country Corporate Centers will be a basic tool in this model.

Our actions will be based on promoting business development, optimising management processes, and exploiting the Group's growth opportunities

Developing business

The evolution of business platforms will be based, on the one hand, on fostering the growth of "natural" platforms (fixed-line, mobile, data) and, on the other hand, on capturing all the potential of new businesses, always focused on achieving profitable growth.

The strengths of Telefónica in traditional lines of business will enable it to obtain solid results in low-growth scenarios, while its diverse portfolio of alternatives (Broadband, Content) will ensure that it captures value in growth scenarios.

In order to increase business volume in traditional markets, products and services will be innovated on a permanent basis, with special attention to the development of value added services. It will also take on competitors through an active commercial policy, with special emphasis on the development of on-line service and sales channels.

In terms of new lines of business, Broadband will require very special attention as the natural evolution of the fixed-line telephony business. Internet is a global phenomenon that is here to stay; it enables new forms of leisure and ways of doing business, and Broadband is a channel with huge potential for generating value. Hence, the Telefónica Group's solid commitment to this business.



The Broadband business will be developed through the implementation of ADSL technology for fixed-line telephony, and GPRS and UMTS technologies for mobile telephony. By 2005, the Company expects to have close to 13 million Broadband customers, of which some 4 million will be ADSL customers, and 8.5 million, GPRS and UMTS customers.

ADSL technology offers huge potential for future growth, and will also strengthen the position of Telefónica in terms of access with respect to cable operators. On these Broadband infrastructures, in addition to rapid Internet access services, many other advanced services will be supported, such as Private Virtual IP Networks, Interactive Multimedia Services or distribution of audiovisual content.

On the other hand, UMTS will open the doors to multimedia mobile telephony services. Telefónica will position itself along the entire value chain (access, supply and value added content), which will be established on the basis of ADSL, GPRS, and UMTS services. In this regard, the creation of a Corporate Content Unit was announced in March 2002.

As regards the mobile business, the aim is to consolidate the company's position as one of the leading global operators. In order to achieve this, the strategy is aimed at strengthening its current leadership in the Spanish market, consolidating its leadership in Latin America, and selectively increasing its presence in Europe, all on the basis of profitable growth.

It will strengthen its leadership in Spain through greater penetration of 2.5G services, the introduction of new Internet products and services for mobile telephony, the consolidation of e-mocion as the WISP market leader, the launch of the GPRS network, and the gradual deployment of the UMTS network.

In Latin America, strategies will be targeted at achieving greater customer loyalty, intensifying actions in the business segment and improving operational synergies. Growth projects will also be taken on, but always from the perspective of achieving profitable growth.

In Europe, roaming agreements will be established to provide GPRS services; the Company will continue with the policy of sharing infrastructures with other operators in order to reduce costs; new distribution channels will be developed; and all the advantages offered by the WISP service that has been developed in Spain (e-mocion) and the mobile Internet portal will be fully exploited.

All these actions will be guided by decisively orienting the business towards the customers, in two regards. On the one hand, the company will continue to pursue a strategic segmentation of the market in order to offer each niche market an innovative and competitive offer, strengthening its commercial effectiveness through a dedicated sales force and strategic use of marketing capabilities.

On the other hand, the value of the businesses will be strengthened from the Group standpoint, offering integrated and combined services to the market, with a complete catalogue of products and services capable of catering for all needs. Telefónica's offer will thus be positioned along the entire value chain (access, supply and value added content).

The Broadband business will be developed through ADSL technology for fixed-line telephony, and GPRS and UMTS technologies for mobile telephony





By 2005, the Company expects to have close to 13 million Broadband customers, of which some 4 million will be ADSL customers, and 8.5 million, GPRS and UMTS customers.

Growth opportunities

Telefónica has declared its target of achieving 100 million customers in 2004. This goal will be tackled by the continued growth of the business lines, by exploiting economies of scale, and by making acquisitions that provide profitable growth.

The objective is to consolidate Telefónica as the leader in its natural market (the Spanish and Portuguese-speaking market), where it will expand in a selective manner, and exploit the advantages offered by interactive communication.

Regarding its leadership in its natural market, one of Telefónica's first challenges is "Brazil 2002", the opening of the Brazilian market, which presents business opportunities such as the creation of a long-distance service leader, the development of value-added data services for companies, and the expansion of the Broadband network throughout Brazil. The achievement of the objectives established by ANATEL will, in addition to gaining new customers due to the expansion of the long distance and data management services business throughout the entire country, permit Telesp to offer its current customers in São Paulo additional and improved products and services.

Another growth factor worth highlighting, also in Brazil, is the joint venture with Portugal Telecom for the mobile telephone business, with 10.3 million controlled customers and a potential market of 95 million inhabitants (56% of the total in Brazil). The resulting company will become the leading operator in five of the six most prosperous regions of Brazil, with a market share of 60% in places where it operates. Furthermore, it will be the only cell-phone service provider operating in São Paulo and Río de Janeiro.

Mexico will be another of the growth markets for Telefónica, which hopes to become the second mobile telephone operator in the country.

In the mobile business, 2.5G services will be expanded, as will new Internet products for mobiles, the launch of the GPRS network, and the gradual deployment of the UMTS network





Social Commitment

During the year 2001, the Telefónica Foundation has continued working on the development of social applications for information and communications technologies, in order to convert them into a social progress factor, and contribute to the improvement of the quality of life of the citizens and the welfare of the society, in all countries in which it operates.

The Foundation's activities are yet another example of the strong commitment of the Telefónica Group to the societies and the citizens of the different countries, and of its desire to be a leader, not just in the financial and commercial fields, but also in solidarity and community service.

The main focus of the Foundation's actions, not only in Spain, but also in Argentina, Brazil, Chile and Peru, is education, both at the primary and secondary levels, and at the university level; the idea is to place the enormous potential of the Internet at the service of educational improvement, providing teachers and schools with the large resources that are available on the Net. Educared.net, targeted at a high school audience, has continued to grow in Spain, as regards both the number of schools, students, and teachers, as well as content, tools, and technological platforms. At the same time, the portal has continued to expand and consolidate in the remaining countries, with the goal of becoming an instrument at the service of supporting equal opportunities.

Within Educared, the outstanding project is Aulas Unidas, which attempts to stimulate cooperative, common and intercultural work among educational centers in different countries, including Morocco.



The Telefónica Foundation cooperates with various NGOs for disaster relief, channelling citizen cooperation and contributions, as in the case of the earthquake in El Salvador in 2001



In 2001, the Telefónica Foundation continued working to develop social applications for communications and information technologies, to convert them into a factor for progress and social welfare in all the countries in which it is present





For its part, CampusRed-net, the Foundation's university portal, created with a focus on Latin America, has developed the Intercampus space, which contains a large and powerful technological platform designed to make on-line teaching a reality, as well as shared research, and directing PhD theses from universities located in different areas.

In Morocco, activity in the educational field is still at a very early stage, but very soon, it will occupy an outstanding place in the Foundation's activities in that country.

Likewise, the Telefónica Foundation has continued its work, researching and developing services and applications for people who suffer some kind of physical, psychic, or sensorial disability, in order to provide them with greater personal autonomy and social and job-related integration (equipment adapted to the different capacities, augmentative languages, etc). Disabled people have an essential instrument for locating job opportunities: Mercadis.org, an Internet portal that draws together job offers and help wanted ads for these persons, together with training, information, and good practice pages.

With the same goal, we have developed different tele-assistance services for specific groups (the elderly, battered women, etc), in order to diminish risk situations and permit immediate assistance by the pertinent social services.

The Telefónica Foundation has also continued to develop different cooperation and solidarity projects, among which we must mention Risolidaria.org, a network that uses the Internet to link social organizations working to support sustainable development and a world with more justice and greater solidarity, or the Humanitarian Emergency Telephones that permit the coordination of NGOs for disaster relief, and channel the cooperation and contributions from the citizenry.

On the other hand, micro-credit programs favour the creation of companies for persons subject to, or at risk of, social exclusion, and promote innovative actions for integrating the homeless.

Finally, the Telefónica Foundation has fulfilled an important artistic and cultural assignment by sponsoring art exhibits in the different countries, making virtual 3D recreations of historical and artistic heritage monuments (arsvirtual.com) or permitting on-line access to bibliographic collections and archives, or by spreading the Spanish language.

All these activities, and many others, have been carried out, as is required by the Foundation's rules, in cooperation with social institutions and organizations that belong to the civil society, with which a framework for participation and active cooperation is established.

The Institutional Relations Division also developed, during 2001, a series of activities that satisfy Telefónica's social commitment policy. They include a series of Framework Agreements for cooperation with the Regional Governments of Catalonia, Galicia, Valencia, Canary Islands, Castile and

Within Educared, the Aulas Unidas project attempts to stimulate mutually cooperative, and intercultural work among educational centers in different countries





Leon, Murcia and Aragón to develop the Information Society in each of those autonomous regions, and again as many with different Spanish Universities to develop joint R&D projects, fund Chairs, scholarships, etc.

As part of that policy of cultural sponsorship, the Institutional Relations Division also paid special attention to supporting the Spanish language in the sphere of the new technologies, sponsoring events such as the 2nd Congress of the Spanish Language, for which Telefónica was the main sponsor, or others related to the Royal Academy (computerizing the 20 academies in the Latin American republics, a dictionary of doubts, the "Spanish up to date" service), Instituto Cervantes (promoting the Office for the Spanish Language in the Information Society, an automatic website translator, pan-Hispanic search engine, the translator's workbench, the Cervantes Prizes, and the University of Alcalá de Henares).

The policy of supporting the arts has also continued, in cooperation with the Telefónica Foundation, by organizing different Exhibits both in Spain and in Latin America. Support for increased knowledge and development of the Information Society has been provided by holding forums, seminars, summer courses, and publications, in addition to the implementation of a pioneering method for knowledge management, that will permit increasing the intellectual capital and achieving efficiencies and savings.

In the field of sports sponsorships, we have attempted to optimize the investment, which has coexisted with the concentration on strategic and impact-causing sports – car racing, cycling – thus making Telefónica one of the best-known brands that support sports events.







Telefónica has continued with its policy of supporting arts and culture with various exhibits in Spain and Latin America



Innovation



Telefónica I+D, with its technological innovation projects, provides services to all the Group's companies, such as, in this case, the "Fonom@il Service" for Telefónica de España

Increased competitiveness

Telefónica I+D is the most important private company devoted to research and development in Spain. Its national and international activities are aimed mainly at helping to increase the competitiveness of the Telefónica Group and to create value for Group customers. It is formed by 1,208 technology experts and scientists qualified in the fields of telecommunications and computer technology.

In 2001, Telefónica I+D worked on 1,200 projects in line with the global strategy of Telefónica. It embarked upon a wide range of activities and created products aimed at strengthening fixed-line, mobile, multimedia and interactive products, network and services management systems, operation support systems and support systems for business and innovation. The innovative, efficient and cutting-edge nature of these products, and their design "tailored" to the realities of its customers, support the offer of Telefónica, making it one of the most technologically advanced and competitive companies in the world of telecommunications.

Development of Broadband and Internet

During 2001, Telefónica I+D developed new advanced interactive multimedia services that provide ADSL users to access commercial broadcasting services of TV channels, video on demand, á la carte content services and Internet surfing capabilities.

The development of these services was completed with the Integrated Management System for ADSL, which has enabled Telefónica de España to achieve its objectives for 2001 in terms of registered ADSL customers.

The technological innovation of Telefónica I+D generates value creation for the Group and increases its competitiveness

Mobile services for new markets

In order to support the international expansion of Telefónica Móviles, projects related to the new technologies GSM, GPRS and UMTS were carried out. Telefónica I+D solutions were also applied in user localization services: the 112 emergency service line and voice access information service.

Telefónica I+D has an array of products for developing the most advanced automatic treatment services which, when applied on multiservice platforms, provide the most advanced voice portals and automatic information and customer services.

Leadership in voice technologies and voice platforms was applied to access e-mail from mobile telephones and for voice access to the chat service. Development recently began on the voice portal of Telefónica Móviles.

Customer Service Systems

In 2001, customer services were strengthened, through the replacement of traditional Call Centers with state-of-the-art Customer Contact Centers. Resources were also improved that enable interaction with customer services facilities without the need for human intervention.

Efficiency and Quality in business management

Telefónica I+D focused its developments on improving the efficiency of operations, with products such as the Activity Manager, which was selected as "the Group's product with the greatest transforming potential in 2001".

The company worked on the corporate Management Charts for the Group's companies, as well as the Management Chart for Purchasing and Monitoring sales activity at Telefónica de España. Cicorp, the Group's corporate financial analysis information center, was also implemented, as were the CORE/CUNE systems that generate analytical cost accounting and produced their first results for the Latin American operators.

Intelligent Business activities were focused on the development of data warehouses. The large systems already developed were consolidated: DW Minerva, at Telefónica Móviles España; DW Siete, at Telefónica de España; DW Corporativo Telesp, at Telefónica São Paulo; and DW Corporativo, at Telefónica Móviles Celular in Brazil. At the same time, work on the DWs at Telefónica Móviles Argentina and Telefónica del Perú was completed, and development began on the data warehouse of Telefónica Publicidad e Información.

In order to support marketing, an advanced and stable version of Innovatel was implemented, for the purpose of supporting customer loyalty plans.

On the other hand, strategic applications were also performed for Canal OnLine, including the following: User Management, Technical Encyclopedia, On-line Forum and Daily News, Customer Services and Management Information Systems, as part of the objective of fostering the development of Telefónica as an e-Company.

Development of the Information Society

The publication "The Information Society in Spain: Outlook for 2001/2005" includes, in addition to the opinions of numerous experts, Telefónica I+D's vision of the Knowledge Society. As part of this initiative, the Broadband Communities Project provided a local high-performance





As part of the implementation process for the Telefónica I+D Center in Barcelona, a collaboration agreement was signed in 2001 with the Pompeu Fabra University

Intranet, offering municipalities and communities access to a wide range of local services with very interesting content and fast access to multiple services (leisure, media, etc.)

Internationalization

The mission of Telefónica I+D to provide service to all Group companies prompted it to continue to expand its international activity, mainly in Latin America, and particularly in Brazil. In order to satisfy this growing demand, a Telefónica I+D centre will be opened in that country on a future date.

Some of its research activities were undertaken within the framework of European Programmes, through numerous projects promoted and partly financed by the European Union.

Innovation

The set of medium and long-term activities encompassed within the Innovation Plan was focused on identifying the factors that will influence the evolution of Group business, taking into account the market, the need to anticipate its competitors and technological innovation.

Particular success was achieved in the area of intelligent or digital homes, with the expansion and improvement of the demonstration homes in Valladolid and Madrid, which are equipped with new supported control networks and access points, such as the use of voice activation from any telephone or small devices such as PDAs and mobile telephones.

In terms of Voice Technology, work was performed on text-to-voice conversion and natural language recognition, mainly for accessing Internet content. Specific developments included a generic text spelling correction system, the capacity for personalizing telephone services using natural language and the voice recognition device for handling expert sub-dialogues.

In data and multimedia, multimedia service platforms were created on XDSL, with network video recording, combined chat with TV, and multi-player multi-access games. Work was also performed on totally optical networks, architecture modelling and traffic on IP networks.

Within the scope of the new UMTS, GPRS, WLAN, WDM technologies that Telefónica I+D is innovating and developing, a pilot platform was created within the UMTS framework in order to offer third generation services, an experimental service that uses, among other capacities, personal communication services, and a Virtual Announcer service on PDAs. It is worth highlighting the experiences with local wireless technologies WLAN and Bluetooth, and their integration with GPRS mobile technologies.

Lastly, it is worth mentioning that Telefónica I+D's vocation as a company committed to innovation, with frequent registrations of products, was recognized as being the ideal company to be given the responsibility of managing Telefónica de España's Industrial and Intellectual Property Portfolio.


Telefónica I+D

Telefónica I+D employs 1,208 technology experts and scientists specialised in the fields of telecommunications and computer technology



During 2001 there was especially successful progress in the area of intelligent or digital homes

January

• Telefónica Móviles launches GPRS (General Packet Radio Service) data services in Spain and Morocco. This technology is a step behind UMTS. The e-moción service goes live in Argentina.

• Terra Lycos launches the first bilingual WAP portal, reaches agreement with MedicinaNews.com to launch its health channel, and acquires Raging Bull and Iberwap.

• Telefónica de España presents its strategic plan for broadband fixed telephony and launches FonoM@il, an interactive service allowing telephone access to e-mail without the need for a PC.

February

• Telefónica and Portugal Telecom announce their agreement for the creation of a joint venture grouping all of their mobile telephony assets in Brazil. Telefónica Data Brasil Holding is incorporated as a vehicle for the corporate services business in Brazil. One month later, Telefónica Data commences its operations in Peru.

• Terra Lycos launches Spain's first voice portal one month after the Telefónica de Argentina voice portal becomes the first of its kind in Argentina.

• Telefónica de España offers its on-line answering service to ISDN users and launches the flat rate pre-paid Internet card.

• Telefónica Móviles España successfully completes the first tests of experimental UMTS systems in collaboration with Ericsson, Motorola and Nokia.

March

• Telefónica Móviles signs an agreement with Motorola to take over the management of the four Mexican operators Bajacel, Movitel, Norcel and Cedetel. Share capital is also increased to absorb the cell-phone assets of Telefónica del Peru into the Group as a part of the transfer of the Telefónica Group's mobile assets to Telefónica Móviles.

• Terra Mobile commences operations in Brazil, the company's first Latin American market.

• Emergia, Telefónica's broadband fibre optic system, completes the first high capacity ring linking Argentina, Brazil, Puerto Rico and the United States and becomes the first network to connect Latin America and the United States along the whole of the Atlantic seaboard.

April

• Iberdrola and Telefónica agree to swap the electricity utility's holdings in Brazilian telecommunications operators for shares of Telefónica, S.A.

• Terra Lycos launches Terra Caribe, and is now present in a total of 42 countries.

• Telefónica and BBVA embark upon three key initiatives within the framework of their strategic alliance: the acquisition by Terra of an equity stake in the on-line bank Uno-e; the unification of the telephone service businesses of both groups worldwide in Atento; and the investment made by Telefónica Media in BBVA Ticket, the bank's electronic ticket sales vehicle.

• Telefónica Data Perú commences operations

• TPI Brasil achieves a 20% market share with the simultaneous publication in paper, on-line, telephone and WAP formats of the first edition of Guía Maïs in the city of São Paulo. Following the publication of the São





Paulo guide, further editions are released for Guarulhos, Ribeirao Preto and Curitiba (Paraná State).

• Telefónica Telecomunicaciones Públicas (TTP) announces a Ptas. 10 billion investment over the next two years to create a network of 100 N@veg@web public Internet centers equipped with ADSL connection.

May

• Telefónica Móviles manages over 25 million subscribers in the first quarter of 2001.

• Atento commences its operations in Mexico.

• Vía Digital presents the first flat rate charge for digital television. At the same time, Antena 3 launches Contxta, the first cell-phone based text-messaging service allowing interactive communication between a television station and viewers.

• Katalyx Food Service, a Telefónica Group Internet and e-commerce initiative aimed at the catering industry, makes a strategic agreement with Federación Española de Hostelería y Restauración (FEHR - the Spanish Federation of Caterers and Restaurateurs) to provide e-commerce solutions for the sector.

• Telefónica strengthens its carrier business and upgrades services for major customers.

June

• César Alierta chairs the Annual General Meeting in Madrid for the first time and announces that Telefónica will have 100 million customers by 2004.

• Telefónica Móviles's shareholders approve the annual accounts for 2000 and authorize share capital increases to fund growth in Brazil. The SMS chat service is also launched in Brazil.

• The German regulatory body, Reg TP, authorizes infrastructure sharing by cell-phone operators to roll out UMTS networks. This decision is highly positive for Group 3G, in which Telefónica Móviles holds a 57.2% stake (42.8% Sonera).

• Telefónica launches an information system designed to provide operators with details of lines as part of the process of opening the local loop in Spain. The Company also announces proposals to speed up the process, resolving six of the seven requests made by Astel, the operators' association.

• Banco Itaú, Latin America's largest financial group by market capitalization, and the Telefónica Group, Brazil's leading telecommunications group, enter into a ground-breaking alliance to construct a differentiated model for their operations and business in the Brazilian market.

• Telefónica de España launches a wireless Internet access route allowing the use of ADSL technology.

July

• Telefónica Móviles acquires the Mexican operators Norcel, Cedetel, Bajacel and Movitel, and exceeds 26.5 million subscribers managed in the first half of 2001. With over 15 million subscribers in Spain, the Company completes the rollout of its new transmission network using ATM/IP technology.

• Group 3G, Telefónica Móviles' German subsidiary signs a UMTS interconnection agreement with Deutsche Telekom AG.

• Telefónica de España, TPI Páginas Amarillas, BBVA, Repsol YPF and Iberia announce the creation of Adquira, Spain's largest B2B e-commerce platform.

• Terra España launches the first multimedia zone with Broadband con-







tent and services. In Argentina, Terra reaches an agreement with CTI that will provide that company's users access to Terra's WAP portal.

• Vía Digital unveils its special programming for the 2002 Football World Cup to be held in Japan and Korea. The platform holds exclusive rights to broadcast the top international tournament in Spain.

• Telefónica, S.A. begins the process of defining the basic values for the new Telefónica corporate culture. This will lay the foundations for the "multi-domestic" business strategy presented by the chairman to investors, management and shareholders some months before.

August

• Terra Lycos completes its investment in the share capital of Uno-e.

• Telefónica de España extends the automatic answering service to all conventional lines.

September

• In Brazil, Telesp manages to meet, two years ahead of schedule, the goals set by Anatel, the country's regulatory agency. The certification, which will be obtained in February 2002, will allow the expansion of the fixed-line business to the entire country.

• Telefónica Media approves its future name change to Admira.

• Telefónica de España launches Broadband services for end-users and announces that it expects to gain one million subscribers by 2003.

• Telefónica Data announces the start of operations in the United States with the opening of its first Telefónica Data Internet Center ("KeyCenter") for large corporations and new economy players (dot.com firms, etc.).

• The head offices of t-gestiona España, a subsidiary of Telefónica Gestión de Servicios Compartidos, is opened in Madrid. This subsidiary will provide financial and human resources management services to Group companies. The business is already operating in Argentina, Brazil, Chile, Miami and Peru, and is in the start-up phase in the Mexico-Central America region.

October

• Telefónica Móviles presents Quam, the new brand under which telecommunications services will be provided in Germany by Group 3G, winner of one of the six third generation (UMTS) mobile telephony licences awarded by the Federal government in August 2000. The Móviles group announces that assets under management exceed 27.8 million.

• Telefónica Móviles España earmarks more than 12 million euros to "open up the third generation business model" through Movilforum 2001, a trade fair providing a forum for companies involved in the development of new generation mobile services, especially content and applications.

• Terra launches ADSL Plus, a unique proposal in the pay content and services market, as part of its strategy of offering value added content and services. At the same time, Terra announces the acquisition of the brand, rights and key assets of Decompras.com, a leading e-commerce firm in Mexico and Latin America.

• Telefónica sponsors the 2nd International Congress of the Spanish Language in Valladolid, organized by the Spanish Royal Academy and the Cervantes Institute and jointly chaired by His Majesty the King of Spain and the Presidents of Argentina and Mexico. Telefónica presents some of its latest language applications developments.


MoviStar

November

• Telefónica Data launches its new e-mail services platform. The new Correo Colaborativo mail service meets the needs of major corporations that source e-mail externally and require solutions outside their own facilities but with dedicated infrastructure for their business.

• Telefónica presents Admira, the new brand for the Group's media and content subsidiary providing open radio and television, pay-TV and content management in the 23 countries and four continents in which it has a presence. The subsidiary also announces the creation of a new company to centralize audiovisual content purchases for all of the Group's media.

• Terra launches the first Broadband online games platform, exclusively for its ADSL subscribers. At the same time, it goes live with the market's most powerful e-mail marketing tool, which is based on a segmented population of 2.5 million people.

• Telefónica de España launches its Recarga Móvil service, enabling users to charge mobile use to an associated fixed line subscription. On the other hand, the process to adapt its public telephone booths to the euro continues.

• Quam extends its commercial network in Germany and launches its first commercial services.

• Teleinformática y Comunicaciones (Telyco), a wholly-owned subsidiary of Telefónica de España, commences commercial operations in Morocco through its 54% holding in the new company Telyco Maroc, S.A. as a mobile wholesaler for Meditel, Telefónica Móviles' Moroccan subsidiary.

December

• Telefónica Móviles and Mitsui sign a global agreement to develop the mobile Internet business. Under this agreement Mitsui will supply multimedia content for high-speed 2.5G and 3G networks, as well as B2B and B2C services. In Spain, Telefónica Móviles offers animated logos and melodies for new multimedia handsets over e-moción.

• Telefónica and Microsoft enter into a strategic agreement to co-operate in the areas of technology and sales. Under the agreement both companies will exchange information on technology providers, launch plans, and product and service upgrades, and includes Telefónica in Microsoft's global list of reference entities.

• TPI-Páginas Amarillas launches two new products, Páginas Amarillas de Bolsillo and Pack Nueva Vivienda (Pocket Yellow Pages and New Home Pack). These products are basically aimed at advertisers, providing tailored copy, with greater profitability and segmentation by target public.

• The Telefónica Foundation presents the new Merc@adis and CEAPAT (State Center for Personal Autonomy and Technical Assistance) portals to foster the integration of disabled people in the labour market.

• Telefónica de España announces that it will close the year with 27 switching stations and 600,000 pairs available for the opening of the local loop as a part of its commitment to compliance with prevailing regulations in this area. The Company also declares its intention of cutting rates for inter-provincial and provincial calls in Spain by 19 and 14%, respectively.

• The Terra portal in Argentina celebrates its second year of activity, having positioned itself as one of the three most popular sites among Argentinean web surfers. Major agreements made by the portal include those with Disney Blast, MTV, ZDNet, Telefé, Azul Televisión, Radio Continental and leading news agencies. In Spain, Terra reaches 120,000 ADSL customers.

• Telefónica Factoring launches commercial operations in Brazil through its subsidiary Telefónica Factoring Brasil, aimed at providing liquidity to the Telefónica Group's Brazilian suppliers.




telyco

Glossary

ADSL (Asymmetric Digital Subscriber Line). Broadband transmission technology that enables communications to be downloaded at speeds of up to 2 Mbit/s.

Broadband The difference in hertz (Hz) between the highest and lowest frequencies of a transmission channel. Often used to refer to the amount of data sent in a specific amount of time through a given communication circuit.

ARPU Average revenue per user.

B2B (Business to Business) Business to business e-commerce.

B2C (Business to Consumer) Business to end consumer e-commerce.

Banner Small advert included on a web page.

Bit/s (bits per second) Unit measuring the transmission capacity of a telecommunication line.

Local loop Last section of the network (copper wire) that links a local telephone exchange to the customer's home. Most local loops are less than three kilometres in length.

Search engine WWW service that enables users to access specific information contained on any Internet information server.

CAPEX Fixed asset investments made during the fiscal year by a company or a group of companies.

Risk Capital Capital invested in small companies during the initial phases of their activity, when it is most difficult to evaluate the performance of the company in the medium and long term.

CAR Automatic network answer machine.

Carrier Operator that transports communication networks.

Cicorp Corporate information center for the financial analysis of Telefónica.

Chat (Interactive chat) Simultaneous communication between two or more people via Internet, mainly in written form.

E-commerce (e-commerce) Commercial exchange of goods and services performed using Information and Communications Technologies.

Conference Call Simultaneous audio communication among various callers.

Content Delivery Value added service consisting in intelligent content distribution, offered by Internet Data Centers.

CRM (Customer Relationship Management) Customer service management services (teleservice, Payment Collections, Database management, market research).

DJIA (Dow Jones Industrial Average) stock exchange index that reflects the performance of traditional industries in the United States.

DNS (Domain Name System).

Domain Set of characters that identify a network site accessible by users.

Generic domai n Supranational domains formed by three letters: ".com", ".org", ".edu", ".gov", ".biz", ".info", ".name", ".pro", ".aero", ".museum" or ".coop".

DVD (Digital Versatile Disc) Physical medium based on the Compact Disk, which enables films to be stored in digital format with high quality and multiple sound channels.

e-business (electronic business) Intensive use of Internet technologies to perform all the business processes of a company.

e-company Company that makes general use of e-business in its organization.

EDI-Web Generic term that refers to a form of EDI (electronic document that is accepted as a legal invoice) that is based on WWW technology and which therefore uses Internet as a means of transport.

Eeurope Commission initiative that aims to promote the Information Society among all citizens in the European Union.

e-learning Human Resources training system based on Internet technology.

e-mail electronic mail.

Extranet Internet-type network for private use (Intranet), to which the owning entity allows other selected external users (customers, suppliers, partners) to connect.

Factoring Financial product whereby a company assigns commercial credits arising from sales to an entity and, in exchange, this entity provides the company with financing and collection management services.

Flash Technology used to develop web pages for design, illustration and animation purposes.

Free float Number of shares of the capital stock of a company available and in circulation for negotiation by the general public.

GPRS (General Packet Radio Service). Mobile Telephony communication service based on the transmission of packets at speeds of up to 114 kbit/s and connection to Internet.

GSM (Global System for Mobile communication) Digital cellular telephony system for mobile communications developed in Europe with the collaboration of operators, public authorities and companies.

Hacker Person with in-depth knowledge of the internal operation of a system, computer or network of computers, and who frequently sets himself the challenge of testing the security of such systems. Technically speaking, hackers do not seek their own benefit nor harm to others - such people are referred to as "crackers" or "phreakers".

HTML (HyperText Markup Language) Language in which pages are written and which are accessed through WWW browsers.

HTTP (HyperText Transfer Protocol) Protocol used to transfer WWW documents.

Host On the Internet, the term "host" is applied to any computer that has access to other computers on the network. Initially, each host had an IP address that clearly identified it. Since the appearance of virtual hosts, this is no longer the case.

R&D Research and Development.

Incumbent Dominant. Refers to the market share of an operator in a country or region.

Info XXI Initiative by the Spanish Government to promote the Information Society. "La Sociedad de la Información para todos" – "The Information Society for Everyone".

Internet Digital packet switching network based on TCP/IP protocols.





Telefónica de Argentina employees in Patagonia



Intranet Internet-type network for private use.

ISO International Standards Organization.

ISP (Internet Service Provider) Organization, usually profit making, that also provides Internet access to individuals and/or companies, offering them a series of services.

Java Programming Language developed by Sun for creating small applications that can be exported to the network (applets) and capable of operating on any platform through WWW browsers.

JavaScript Language developed by Netscape. Despite its similarity to Java, it is different insofar as the programs are included in the HTML file.

Joint Venture Agreement between two companies to create a third.

LAN Local Area Network. Data network that provides service to a maximum geographical area of a few square kilometres, with transmission speeds of up to 100 Mbps (100 megabits per second).

SMS Short messaging service System that enables GSM mobile telephones to send and receive alphanumeric messages of up to 160 characters.

Multimedia Computerized information that combines various types of information, such as text, graphics, fixed or moving images, sound, etc.

NASDAQ Computer listing system or electronic stock exchange (NASD Automated Quotation system) that operates in the US Stock Market.

O.B.P ("Open, Basic, Premium"). Commercial Terra offer based on a combination of open access and services and other value added services and contents for which it obtains revenues through subscriptions and "pay per view" or "pay per use".

Online (connected). When one is connected to or present in Internet.

Takeover Bid Stock market operation in which one company tries to acquire a large share of the capital of another company by purchasing its stock on the stock market.

OPEX A company's operating expenses.

P.O.S. Public Offer to Sell shares, aimed at the general public.

P.S.S.O. Public Share Subscription Offer. Unlike the Public Share Offering, the Public Share Subscription Offer can be freely taken up or not.

Outsourcing Method of contracting whereby a company hires another to perform services that were originally performed by the former, in order to reduce costs and improve services.

Partner Strategic partner of a company.

Personal Digital Assistant (PDA). Small computer the size of an electronic diary, considered more and more as a palm-top computer.

Portal Internet access point to a huge variety of resources and services, normally including search engines, forums, e-shopping, etc.

Numeric transferability Option that all fixed-line and mobile operators must offer their customers to allow them to change operator while retaining the same telephone number, free of charge.

Preallocation Procedure whereby customers can run all their traffic (metropolitan, provincial, interprovincial, international and fixed-to-mobile) through an operator other than Telefónica by direct dialling, i.e. without the need for any prefix.

Price-Cap New system of maximum annual prices established by the regulatory agency.

ISDN (Integrated Services Digital Network). Network that integrates voice, data, video services, etc. based on two 64 kbit/s channels.

Roadshow Set of presentations in different geographical locations and/or countries by a company's representatives to provide information on the economic-financial situation of the company or on specific aspects of same, in connection with an upcoming event.

Synergies Convergence and sharing of resources between different departments and areas of the same system or organization.

Information Society The Information Society is a state of social development characterised by the capacity of its members (citizens, companies and public administration) to obtain and share information instantly from anywhere and in any way.

S&P (Standard and Poor's 500). New York Stock Market index that uses as a reference the 500 most important firms listed on same.

Flat Rate Billing and/or price system applied on a global basis, based on the duration of use rather than on consumption.

TCP/IP (Transmission Control Protocol/Internet Protocol). Family of defined protocols on which Internet is based.

TIES Remuneration system for all company employees, linked to that company's shares and share options.

Pay TV ("Pay per view" and "pay per use"). Form of television in which a charge must be paid to access contents, enabling them to be decoded.

UMTS (Universal Mobile Telecommunications System). High-speed Broadband mobile telephony standard developed by the ETSI (European Telecommunications Standard Institute).

URL (Uniform Resource Locator). Uniform system for locating resources on the network. These types of addresses enable the identification of WWW, Gopher, FTP, News objects, etc. Examples of URLs include: http://www.telefonica.es o ftp://ftp.ati.esusuario.

Video On Demand (VOD). Systems that enable viewers to request and view specific programmes when they wish, as well as other functions such as stop, return, use slowcam, etc.

WAP (Wireless Application Protocol). Protocol that provides mobile telephone users with interactive access to Internet; information is viewed on the telephone screen.

Web WWW Information Server. Also used to define the WWW universe as a whole.

Website Collection of web pages accessed through a single URL address.

WML (Wireless Markup Language). Scaled-down version of HTML for Wireless Telephony. Wap.

WWW (World Wide Web). Distributed Information service based on hypertext, where information can be in any format (text, graphic, audio, fixed or moving image) and is easily accessible to users by means of browser programmes.

xDSL (Digital Subscriber Line). Technologies that offer wide broadband transmission through conventional copper wires initially installed for regular telephone service. ADSL is the current operative variety.





Telefónica offers advanced multimedia products and services



For 2001 and 2000

Telefónica S.A. and Companies Composing the Telefónica Group

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Stockholders of Telefónica, S.A.:

1. We have audited the consolidated financial statements of Telefónica, S.A. and of the companies composing the Telefónica Group (see Note 1) comprising the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated February 28, 2001, on the 2000 consolidated financial statements contained an unqualified opinion.

3. As indicated in Note 1, certain Telefónica Group companies have acquired third-generation wireless telephony (UMTS) licenses in various countries. This technology is not yet commercially available, although in each country there are specific plans approved by the stockholders for the development of these businesses. These business plans make it possible to verify the recoverability of the investments already made and of those planned for the future. Since these plans are based on assumptions, variances may arise in the future, and, accordingly, management of the companies plans to periodically update them and make, where appropriate, the necessary value adjustments.

4. Due to the changes in the economic situation in Argentina, the Argentine government decided to amend the Convertibility Law, which had been in force since March 1991, and adopted certain measures the main effects of which were the devaluation of the Argentine peso with respect to the U.S. dollar and the pesification of certain assets and liabilities in Argentina denominated in foreign currency, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, restrictions on making transfers abroad of financial loan servicing payments and dividends and an increase in domestic prices.

   The Telefónica Group's net investment in the various businesses in which it has a presence in Argentina (mainly in companies operating in the wireline telephony, wireless telephony and media businesses, see Exhibit I) amounts to €3,582 million (see Note 2-d). The consolidated financial statements referred to above include an estimate of the quantifiable impact of these measures on the accompanying consolidated stockholders' equity (translation differences in consolidation) and on the consolidated statement of income referred to above, amounting to €1,424 million and €369 million, respectively. This impact reflects mainly the loss arising from valuing at a year-end exchange rate of ARP 1.5149/€1 the Group's assets and liabilities in Argentina and the exchange losses derived from adjusting to the year-end exchange rate of ARP 1.7/US$ 1 the loans arranged by the Argentine companies in this currency, after considering the related hedging transactions (see Note 2-d).

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid, Tomo 3190,
Libro 0, Folio 1, Sec. 8,
Hoja M 54414, Inscrip. 1ª

Domicilio Social
Raimundo Fdez. Villaverde, 65.
28003 Madrid
Código Identificación Fiscal: D-79104469

Inscrita en el Registro Oficial de Auditores de Cuentas (ROAC) Nº S0692
Inscrita en el Registro de Economistas Auditores (REA)

However, it is not possible to assess the additional impact that the uncertainties described in Note 2-d might have on these holdings, relating mainly to the normal course of operations and the coverage of the companies' financial needs, through either borrowings or capital increases, since this will depend on the success of the economic measures adopted in Argentina, and particularly on the renegotiation of the wireline telephony ratemaking system.

5. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the consolidated financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica, S.A. and of the companies composing the Telefónica Group as of December 31, 2001, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying consolidated management report for 2001 contains the explanations which the directors of Telefónica, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any proforma information or information other than that drawn from the accounting records of the consolidated Companies.

ARTHUR ANDERSEN

Eduardo Sanz Hernández

March 14, 2002

Telefónica Group
Consolidated Balace Sheets as of December 31, 2001 and 2000

(Millions of Euros)

ASSETS	2001	2000
A) DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL	370.10	528.35
B) FIXED AND OTHER NONCURRENT ASSETS	63,975.75	66,807.03
I. Start-up expenses	730.45	495.49
II. Intangible assets (Note 6)	16,959.14	19,693.10
Research and development expenses	1,049.59	1,108.16
Administrative concessions	15,011.19	17,855.95
Rights on leased assets	137.69	150.81
Other intangible assets	4,087.57	2,905.24
Accumulated amortization and provisions	(3,326.90)	(2,327.06)
III. Property and equipment (Note7)	36,606.09	38,721.93
Land and structures	7,097.90	7,203.17
Technical installations and machinery	3,365.73	1,729.40
Telephone installations	62,975.46	62,140.40
Furniture, tools, etc.	3,851.74	3,498.37
Construction in progress	3,034.89	5,669.76
Advances on property and equipment	53.20	53.02
Installation materials	154.12	351.24
Accumulated depreciation and provisions	(43,926.95)	(41,923.43)
IV. Long-term financial investments (Note 8)	9,680.07	7,896.51
Holdings in associated companies	3,099.14	2,301.63
Other holdings	870.78	1,382.91
Other loans	2,038.12	1,594.09
Long-term deposits and guarantees	232.98	35.84
Tax receivables (Note 18)	3,757.78	2,666.11
Provisions	(318.73)	(84.07)
C) GOODWILL IN CONSOLIDATION (Note 5)	9,128.94	7,714.80
D) DEFERRED CHARGES (Note 9)	710.94	735.00
E) CURRENT ASSETS	12,236.84	16,592.14
I. Due from stockholders for capital calls	2.25	—
II. Inventories	754.10	791.49
Inventories	785.10	796.88
Advances	22.49	19.82
Provisions	(53.49)	(25.21)
III. Accounts receivable	8,003.99	8,527.18
Customer receivables (Note 10)	6,783.24	6,979.06
Receivable from associated companies	74.00	60.04
Sundry accounts receivable	866.31	1,425.56
Employee receivables	79.35	82.98
Tax receivables (Note 18)	2,077.48	1,574.94
Allowance for bad debts (Note 10)	(1,692.89)	(1,449.76)
Allowance for sundry accounts receivable	(183.50)	(145.64)
IV. Short-term financial investments	2,311.61	6,094.35
Loans to associated companies	278.51	11.44
Short-term investment securities	807.40	4,036.41
Other loans	1,222.90	2,061.54
Provisions	(2.28)	(15.04)
V. Short-term treasury stock (Note 4-i)	260.70	65.04
VI. Cash	621.88	765.64
VII. Accrual accounts	287.39	348.44
TOTAL ASSETS (A+B+C+D+E)	86,422.57	92,377.32

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Telefónica Group
Consolidated Balace Sheets as of December 31, 2001 and 2000

(Millions of Euros)

STOCKHOLDERS' EQUITY AND LIABILITIES	2001	2000
A) STOCKHOLDERS' EQUITY (Note 11)	25,861.62	25,930.55
I. Capital stock	4,671.92	4,340.71
II. Additional paid-in capital	11,670.02	10,987.99
III. Revaluation reserve	3,059.64	3,235.66
IV. Other reserves of the Controlling Company	4,298.65	4,643.64
Unrestricted reserves	3,379.98	3,787.48
Restricted reserves	918.67	856.16
V. Reserves at companies consolidated by the global integration method	3,773.35	1,045.78
VI. Reserves at companies carried by the equity method	(440.48)	154.47
VII. Translation differences in consolidation	(3,278.29)	(982.51)
VIII. Income for the year	2,106.81	2,504.81
Income of the Parent Company and subsidiaries	2,212.29	2,786.80
Income of associated companies	(376.49)	(161.35)
Income (Loss) attributable to minority interests (Note 12)	271.01	(120.64)
B) MINORITY INTERESTS (Note 12)	7,433.55	9,329.80
C) NEGATIVE GOODWILL IN CONSOLIDATION	7.95	15.38
D) DEFERRED REVENUES (Note 13)	1,145.75	1,442.01
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)	5,862.70	6,887.80
F) LONG-TERM DEBT	27,692.41	24,692.91
I. Debentures, bonds and other marketable debt securities (Note 15)	14,460.86	12,401.88
Nonconvertible debentures and bonds	14,380.86	12,401.88
Other marketable debt securities	80.00	—
II. Payable to credit entities (Note 16)	8,079.08	9,271.18
III. Payable to Group and associated companies	—	—
IV. Other accounts payable	3,602.80	1,629.39
Other accounts payable (Note 19)	3,541.28	1,599.24
Notes payable	61.52	30.15
V. Deferred tax liabilities (Note 18)	1,541.08	1,389.42
VI. Uncalled capital payments payable	8.59	1.04
Associated companies	0.56	0.66
Other companies	8.03	0.38
G) CURRENT LIABILITIES	18,418.59	24,078.87
I. Debentures, bonds and other marketable debt securities (Note 15)	2,857.72	3,322.03
Debentures	944.12	2,539.11
Other marketable debt securities	1,600.27	451.53
Interest on debentures and other securities	313.33	331.39
II. Payable to credit entities	6,298.89	7,763.25
Loans and other accounts payable (Note 16)	6,163.54	7,517.29
Accrued interest payable	135.35	245.96
III. Payable to associated companies	30.96	69.09
IV. Trade accounts payable	5,231.44	5,937.53
Advances received on orders	137.94	61.66
Payables for purchases and services	5,058.77	5,820.36
Notes payable	34.73	55.51
V. Other nontrade payables	3,606.93	6,510.48
Accrued taxes payable (Note 18)	1,624.15	1,340.38
Other nontrade payables (Note 19)	1,982.78	5,170.10
VI. Accrual accounts	392.65	476.49
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES (A+B+C+D+E+F+G)	86,422.57	92,377.32

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Telefónica Group
Consolidated Staments of Income for the years ended december 31, 2001 and 2000

(Millions of Euros)

	2001	2000
DEBIT		
A) EXPENSES		
Variation in inventories	109.58	(59.50)
Procurements	7,111.86	6,045.22
Purchases	3,197.71	2,780.67
Work performed by other companies	3,914.15	3,264.55
Personnel expenses (Note 20)	5,390.26	5,111.73
Period depreciation and amortization	7,373.98	6,960.77
Property and equipment (Note 7)	6,194.17	6,210.78
Intangible assets (Note 6)	1,023.48	670.00
Deferred charges	156.33	79.99
Variation in operating provisions	1,023.80	761.09
Variation in allowance for inventories	2.42	10.69
Variation in allowance for bad debts (Note 10)	992.53	701.09
Variation in other provisions	28.85	49.31
Other operating expenses	5,603.62	5,926.75
Outside services	4,945.49	5,344.03
Taxes other than income tax	588.82	442.04
Other operating expenses	69.31	140.68
I. OPERATING INCOME	**5,430.28**	**4,957.99**
Interest on payables to associated companies	0.01	0.08
Other interest on accounts payable and similar expenses (Note 20)	1,988.02	2,143.44
Amortization of deferred interest expenses	55.43	75.21
Variation in financial investment provisions	21.46	(100.60)
Exchange losses (Note 20)	2,026.88	472.24
II. FINANCIAL INCOME	—	—
Share in losses of companies carried by the equity method	445.70	315.51
Amortization of goodwill in consolidation (Note 5)	845.19	500.58
III. INCOME FROM ORDINARY ACTIVITIES	**1,821.05**	**2,435.74**
Variation in fixed asset and control portfolio provisions (Notes 7 and 8)	(599.56)	(526.61)
Losses on fixed assets (Note 20)	232.99	239.89
Losses on disposal of consolidated companies (Note 8)	3.86	19.07
Extraordinary expenses and losses (Note 20)	1,317.01	4,138.02
IV. EXTRAORDINARY INCOME	**212.83**	**431.93**
V. INCOME BEFORE TAXES	**2,033.88**	**2,867.67**
Corporate income tax (Note 18)	(816.32)	(192.16)
Foreign taxes (Note 18)	1,014.40	434.38
VI. INCOME FOR THE YEAR	**1,835.80**	**2,625.45**
Income attributed to minority interests (Note 12)	309.39	654.62
VII. INCOME FOR THE YEAR	**2,106.81**	**2,504.81**

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of income.

Telefónica Group
Consolidated Staments of Income for the years ended december 31, 2001 and 2000

(Millions of Euros)

CREDIT	2001	2000
B) REVENUES		
Net sales and services (Note 20)	31,052.60	28,485.50
Variation in work-in-process	5.67	52.76
Capitalized expenses of in-house work on fixed assets	730.37	899.05
Other operating revenues	254.74	266.74
Sundry and other current operating revenues	194.25	213.41
Subsidies	7.25	14.84
Overprovision for contingencies and expenses	53.24	38.49
I. OPERATING LOSS	—	—
Revenues from shareholdings	21.29	14.72
Other companies	21.29	14.72
Revenues from other securities and loans (Note 20)	435.19	491.59
Associated companies	15.38	24.60
Other companies	419.81	466.99
Exchange gains	1,244.20	223.74
II. FINANCIAL LOSS	**2,391.12**	**1,860.32**
Share in the income of companies carried by the equity method	69.21	154.16
Reversal of negative goodwill in consolidation	3.57	—
III. LOSS ON ORDINARY ACTIVITIES	—	—
Gains on fixed asset disposals	10.15	34.72
Gains on disposal of holdings in consolidated companies (Note 8)	305.95	3,926.27
Capital subsidies (Note 13)	80.03	77.16
Extraordinary revenues (Note 20)	771.00	264.15
IV. EXTRAORDINARY LOSS	—	—
V. LOSS BEFORE TAXES	—	—
VI. CONSOLIDATED LOSS FOR THE YEAR	—	—
Loss attributed to minority interests (Note 12)	580.40	533.98
VII. LOSS FOR THE YEAR	—	—

The accompanying Notes 1 to 24 and Exhibits I to VI are an integral part of these consolidated statements of income.

1. Introduction and general information

Telefónica Group companies

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies ("the Telefónica Group") operating mainly in the telecommunications, media and entertainment industries.

The Parent Company of this Group is Telefónica, S.A. ("Telefónica"), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at Gran Vía 28, Madrid (Spain).

Exhibit I hereto lists the dependent, associated and investee companies in which the Telefónica Group has direct or indirect holdings, their lines of business, their location, net worth and earnings at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and their registered offices.

Corporate structure of the Group

Telefónica's basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

The main groups of dependent companies through which Telefónica carries out its corporate purpose and manages its business areas or basic lines of business are as follows:

- The wireline telecommunications business in Spain centered at the Telefónica de España Group.
- The cellular telephony business is centralized in Spain and abroad at the Telefónica Móviles Group, following a business restructuring process initiated in 2000.
- The main business activity of the Telefónica Internacional Group is to make and manage investments in the wireline telecommunications industry in the Americas.
- The Admira Group (formerly the Telefónica Media Group) groups together the Group's interests in the media and entertainment area.
- The main business activity of the Telefónica Datacorp Group is the integral provision of data transmission services for companies.
- Internet access and other Internet-related services and interactive services in general are provided by the Terra Networks Group.
- The Atento Group carries on the call center activity.
- The Telefónica Publicidad e Información Group handles the telephone directory business.
- Also, in 2001, the Group completed the construction of an underwater broadband fiber optic system which will form a ring around Latin America and the connection with the U.S., through the Emergia Group.
- Lastly, the Katalyx Group focuses on the development of businesses in the business to business network.

Certain business activities carried on by the Telefónica Group, mainly those performed in the Internet, third-generation wireless telephony (UMTS) or business to business, are currently at the development or start-up phase. In order to be able to take decisions regarding the investments made, management of the various Group companies prepared the related business plans, approved by shareholders, the results of which enable the recoverability of the investments made to be verified. Since these analyses and studies are based on assumptions, variances may arise and, accordingly, they are analyzed periodically in order to monitor the results obtained and, where appropriate, to make any value adjustments that might be required.

The business activities carried on by most of the Telefónica Group companies are regulated by various pieces of legislation, under which authorizations or licenses must be obtained in certain circumstances in order to be able to provide the various services.

Also, certain business activities, such as wireline and wireless telephony, are carried on under regulated rate and price systems.

The Group company Telefónica de España, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

One of the main problems of the ratemaking system applicable to this company (determined through a resolution adopted by the Government Standing Committee on Economic Affairs on April 19, 2001, and published pursuant to a Ministerial Order dated May 10, 2001, modifying the Government Standing Committee on Economic Affairs resolution dated

July 27, 2000, and published pursuant to a Ministerial Order dated July 31, 2000) is that derived from the License Contract entered into with the Spanish State in 1991 in relation to the guarantee to maintain the overall financial balance of the license. Neither the rate imbalance nor the access shortfall nor the interconnection rates have yet been satisfactorily resolved.

The General Telecommunications Law establishes as a general principle that operators may freely set their rates. Transitional Provision Four of the Law provides that the Government Standing Committee on Economic Affairs, acting on the basis of a report issued by the Telecommunications Market Commission, may establish, on a transitional basis, maximum or minimum fixed prices or the methods for establishing them, based on the actual cost of providing the service and on the degree of competition among of operators in the market for the various services.

It also acknowledges the existence of the imbalance in the rates currently in force and the need to rectify this, as well as the possibility of compensating the dominant operator for the access shortfall that might arise for it as a result of this imbalance.

It should be noted in this regard that Telefónica filed a complaint with the European Commission against the Spanish State for its failure to comply with EU legislation establishing the need to resolve the rate rebalancing problem prior to the opening up of the market to free competition. On January 29, 2001, the European Commission delivered a Reasoned Opinion addressed to the Kingdom of Spain, in which it concluded that the Spanish Administration had failed to comply with Directives 90/388/EEC and 96/19/EEC by not having authorized Telefónica de España to increase its monthly charges sufficiently to cover costs and by not having provided sufficient information to the Commission. Also, in November 1999 Telefónica, S.A. and Telefónica de España, S.A. filed a claim with the Council of Ministers requesting economic compensation for the losses derived from breakdown of the financial equilibrium under the 1991 license contract or, alternatively, for the Government's failure to fulfill the rate rebalancing obligation. This claim has not yet been resolved by the Government.

2. Basis of presentation of the consolidated financial statements

a) True and fair view

The accompanying consolidated financial statements of the Telefónica Group were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the different countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with the regulations for the preparation of consolidated financial statements, as approved by Royal Decree 1815/1991 and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2001 and 2000.

b) Accounting policies

The consolidation methods applied were as follows:

- The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were consolidated by the global integration method.

- The companies which are managed jointly with third parties were consolidated by the proportional integration method.

- The companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method.

- The investees which are either not included in the foregoing points or which, although included, do not have a material impact on consolidation, are carried at the lower of cost or market.

In certain circumstances, at some of the Group's investees a qualified majority of the voting rights may be required to adopt certain resolutions.

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis.

The margins included in the invoices issued by dependent companies to other Telefónica Group companies for capitalizable assets or services were eliminated in consolidation.

The consolidated statement of income includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

The equity of minority interests in the net worth and results of the dependent companies consolidated by the global integration method is recorded under the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions, respectively (see Note 12).

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the Controlling Company's accounts, since it is considered that such reserves will be used to finance these companies' operations and that those that may be distributed would not give rise to a material additional tax cost.

c) Comparative information and changes in the scope of consolidation

Comparative information

The 2000 consolidated financial statements were prepared in pesetas. However, in order to facilitate their comparison with the 2001 consolidated financial statements, the figures in the consolidated balance sheet as of December 31, 2000, and in the consolidated statement of income for the year then ended were translated to millions of euros at the exchange rate established by Article 2 of Law 46/1998 on the introduction of the euro, applied to the Group's accounting entries recorded in pesetas and taking into account the related rounding off.

The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless otherwise stated.

There were no changes in the structure of the consolidated balance sheet and consolidated statement of income with respect to those presented in the previous year.

As permitted by the legislation in force, in 2000 the financial information of Telefónica de Argentina, S.A., Telefónica Data Argentina, S.A. and Telefónica Comunicaciones Personales, S.A. was included in the Group's consolidated financial statements with a difference of three months, i.e. through September 30, 2000. In 2001 the fiscal year-end of these companies was changed for legal purposes and brought into line with that of the Group. In the case of Compañía de Inversiones en Telecomunicacinones, S.A. (Cointel), although its fiscal year-end was not changed for legal purposes, it was also brought into line with that of the Group. The accompanying consolidated financial statements include these companies' balance sheets as of December 31, 2001, and their statements of income for the 12-month period then ended, and their earnings for the period from October 1 to December 31, 2000, are recorded under the "Extraordinary Revenues" caption, since the amount thereof is not material.

Changes in the scope of consolidation

The main variations in the scope of consolidation in 2001 and 2000 were as follows (the full detail of all the variations is included in Exhibit II):

2001

Telefónica

In January 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways, GmbH Internet Services for €1,473.08 million from the German company Bertelsmann AG, giving rise to goodwill of €1,474.66 million. This company was consolidated in the Telefónica Group by the global integration method. Also, in December 2001 Telefónica, S.A. subscribed a capital increase of €62.5 million at this company.

In June Telefónica, S.A. increased capital by 122,560,575 shares of €1 par value each and additional paid-in capital of €4.5 per share. As consideration for this capital increase, Telefónica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico. As of the transaction date the market value of the holdings acquired was €2,173.44 million. The companies acquired were included in the scope of consolidation of the Telefónica Group by the global integration method.

Exhibit II shows all the holdings acquired and their stockholder structure, the most noteworthy investments being the acquisitions of all the shares of the following companies:

- Corporación Integral de Comunicación, S.A. de C.V.
- Grupo Corporativo del Norte, S.A.
- Telefonía Celular del Norte, S.A. de C.V.
- Celular de Telefonía, S.A. de C.V.
- Baja Celular Mejicana, S.A. de C.V.
- Baja Celular Servicios Compartidos, S.A. de C.V.
- Tamcel, S.A. de C.V.

Also, holdings of 90% were acquired in:

- Movitel del Noroeste, S.A. de C.V.
- Moviservicios, S.A. de C.V.
- Movicelular, S.A. de C.V.

Lastly, to complement this transaction, Telefónica contributed €12.33 million in cash. The goodwill that arose is detailed in Note 5 and Exhibit II.

In 2001 Telefónica, S.A. acquired from Iberdrola, S.A. various holdings in Brazilian operators which were already Group investees, the most noteworthy investments being the acquisition of additional stakes of 3.48% in SP Telecomunicações Holding, S.A., 7% in TBS Celular Participações, S.A., 7% in Sudestecel Participações, S.A., 62.02% in Iberoleste Participações, S.A. and 0.66% in Celular CRT Participações, S.A.

Terra Networks Group
Pursuant to the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. ("Terra") acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of €160.43 million. This transaction gave rise in the consolidated financial statements of the Telefónica Group to goodwill amounting to €130.25 million. This company is carried by the equity method.

Telefónica Internacional Group
In 2001 Telefónica Internacional, S.A. sold its 35.86% holding in the Argentine company Cablevisión, S.A., giving rise to a capital gain of €255.92 million. The investee was excluded from the Telefónica Group's scope of consolidation.

Telefónica Internacional, S.A. acquired an additional holding of 10% in Telefónica Perú Holding, S.A. for €227.34 million, giving rise to goodwill in consolidation of €46.27 million. As a result of this acquisition, Telefónica Internacional became the sole stockholder of this company, which continues to be consolidated in the Telefónica Group's consolidated financial statements by the global integration method.

In 2001, following the requisite authorization by the regulatory body Anatel, the sale to Telefónica Internacional, S.A. of shares of São Paulo Telecomunicações Holding, S.A., which owns the shares of Telesp Participações, S.A., under a sale option executed by BBVA in December 2000, was concluded. This transaction increased the ownership interest in SPT Holding by 0.5292%, and a disbursement of €80.10 million was made in this connection. This company continues to be consolidated in the Telefónica Group by the global integration method.

The ownership interests of the parent company Telefónica Internacional, S.A. in the subsidiaries Telefónica de Perú, Telefónica de Argentina, Telesp and CEI Citicorps Holdings were increased as a result of the aforementioned contributions of shareholdings by Telefónica. Capital was reduced at CEI through the reimbursement of contributions to the other stockholders in order to have a 99.96% holding in this company.

Telefónica Móviles Group
Since October 1, 2001, Ipse 2000 S.p.A. (a company which holds the Italian UMTS license) has been carried by the equity method in the consolidated financial statements. Under Article 11.2.b of Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, this method is the most appropriate, because since October 1, 2001, certain difficulties have been progressively disclosed which, in practice, have substantially affected the Telefónica Group's effective control over the management of Ipse 2000 S.p.A.

Admira Media Group
In January the Endemol Group acquired the remaining 50% of the capital of Endemol France for €159.3 million, giving rise to goodwill of €227.86 million and making the Endemol Group the sole stockholder of this company, which was consolidated in the Telefónica Group's consolidated financial statements by the global integration method.

Also, in 2001 the Admira Media Group sold 15,740 shares representing 5.40% of the capital stock of Hispasat, S.A., giving rise to a gain of €35.17 million. As of December 31, 2001, the Admira Media Group had a 17.34% holding in that company.

2000

In July the tender offers launched in January for the acquisition of shares of the subsidiaries ***Telecomunicações de São Paulo, S.A.*** (Telesp), ***Tele Sudeste Celular Participações, S.A.*** (Telesudeste), ***Telefónica de Argentina, S.A.*** (TASA) and ***Telefónica del Perú, S.A.A.*** concluded with the exchange of the shares and American Depositary Shares (ADS) held by minority stockholders for shares of Telefónica with the following results:

- Telesp: 61.96% of the capital stock was acquired. At the date of the related tender offer this holding was valued at approximately €8,763.87 million. The transaction increased Telefónica's direct and indirect holding in this company to 86.61% as of December 31, 2000.

- Telesudeste: 68.41% of this company's capital stock was acquired, bringing Telefónica's direct and indirect holding in this company to 75.57% at 2000 year-end. At the transaction date the holding acquired was valued at approximately €2,136.23 million.

- TASA: a 44.27% holding was acquired. At year-end, after the acquisition of an 80.91% holding in CEI Citicorp Holdings, S.A., Telefónica had a direct and indirect ownership interest in this company of 92.87%. At the transaction date the holding acquired was valued of approximately €3,727.65 million.

- Telefónica del Perú: 53.12% of the capital stock of this company was acquired, bringing Telefónica's direct and indirect holding to 93.22% as of December 31, 2000.

For the exchange of these shares, Telefónica carried out four capital increases (described in Note 11), for an amount equal to the underlying book values of the shareholdings acquired. Accordingly, no significant negative goodwill or goodwill in consolidation were disclosed.

In December the exchange of shares of ***CEI Citicorp Holdings, S.A.*** (CEI), now Telefónica Holding Argentina, S.A., through a capital increase at Telefónica, S.A. was completed (see Note 11). As a result of this transaction, an 80.91% holding was acquired in this company, whose main assets are its 50% holding in Cointel (which in turn owns 52.88% of the capital of TASA), its 26.82% holding in Atlantida de Comunicaciones, S.A. (ATCO) and its 26.82% holding in AC Inversora, S.A., valued at approximately €2,289.61 million for the purposes of the share exchange.

Under the agreements reached, the former stockholders of CEI reduced the financial debt recorded by CEI and included in the accompanying consolidated financial statements by €351.77 million.

In October the subsidiary *Terra Networks, S.A.* acquired all the shares of *Lycos Virginia, Inc.*, the successor of Lycos, Inc., through a capital increase. As of the date of the tender offer, the holding in Lycos was valued at approximately €12,088.72 million.

Prior to this acquisition, and in the framework of the agreements with Lycos, Terra increased the par value of its capital stock by €70,967,742 through the issuance of 35,483,871 shares of €2 par value each and additional paid-in capital of €60 per share. Telefónica subscribed to and paid 35,380,101 shares.

Telefónica's 2000 year-end direct and indirect holding in Terra Networks was 36.87%.

On February 14 *Telefónica Móviles, S.A.* ("Telefónica Móviles") was incorporated with an initial capital stock of €3,005,060 to centralize all the Telefónica Group's interests in the wireless telephony business. This process was carried out in 2000 through several capital increases performed with nonmonetary contributions of other Telefónica Group companies, a process which continued in 2001. The companies contributed are listed in Exhibit I. Subsequently, in November 2000 the company requested and obtained the listing of its shares through a public offering for subscription of shares through which the Telefónica Group reduced its direct and indirect holding in this company to the 92.15% held by it as of December 31, 2000. This transaction gave rise to a gain of €2,899.31 million, which was recorded in the consolidated statement of income (see Note 8).

In the second half of 2000 *Telefónica Móviles* (through its wholly-owned subsidiary Telefónica Intercontinental, S.A., which was absorbed in 2001 by Telefónica Móviles España, S.A.) formed consortiums with other operators, which obtained the following licenses to provide *UMTS* services in Germany, Italy and Austria:

- Germany: in August the consortium ORLA, 57.2% owned by Telefónica Móviles, obtained one of the six licenses granted for €8,414.17 million.
- Italy: in October the consortium IPSE 2000 led by Telefónica Móviles obtained one of the two licenses for broader band granted for €3,268.99 million. The Telefónica Group's effective ownership interest in this consortium is 46.09%.
- Austria: in November 3G Mobile Telecommunications, a wholly-owned investee of Telefónica Móviles, obtained a two-band frequency license for €117.40 million.

The Group's ownership interests in these consortiums were consolidated by the global integration method in 2000.

In August Telefónica acquired a 99.22% holding in *Endemol Entertainment Holding, N.V.* through a tender offer carried out in exchange for shares of Telefónica, S.A. issued in a capital increase (see Note 11). At the date of the tender offer the shares acquired were valued at approximately €5,435.53 million.

In May Telefónica acquired all the shares of *Vigil Corp, S.A.*, which owns 77.85% of the capital stock of Ambit, S.A., and 22.15% of the shares of the latter company in exchange for shares of Telefónica, S.A. issued in a capital increase (see Note 11). These acquisitions increased the shareholding in *Atlantida Comunicaciones, S.A.* (ATCO) by 35.76%. As of the transaction date these holdings amounted to approximately €259.63 and €73.87 million, respectively.

The Group company *Terra Mobile* acquired all the shares of Iobox for €216.20 million.

In July, in compliance with the legislation in force in Brazil, all the shares owned of *CRT Fija*, representing 16.7% of the capital stock, were sold, giving rise to a gain of €60 million (see Note 8).

In January 2000 Telefónica sold 3% of the capital stock of *Terra* to Banco Bilbao Vizcaya Argentaria, S.A., giving rise to a gain of €453.61 million (see Note 8).

In September Telefónica sold in the market 3.1% of the capital stock of *Telefónica Publicidad e Información, S.A.* for a gain of €105.63 million (see Note 8).

In June all the shares of *Telefónica Sistemas Ingeniería de Productos, S.A.* were sold, giving rise to a gain of €141.85 million (see Note 8).

d) Devaluation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2001, the Telefónica Group's exposure at the various Argentine companies amounted to €3,581.98 million, including the asset value assignable to those investments, the related goodwill and intercompany financing. The most significant amounts relate to Telefónica de Argentina (€2,585.83 million), Telefónica Móviles Argentina (€507.66 million) and the Admira Media Group in Argentina (€413.71 million).

In recent months in Argentina there have been wide-reaching changes in the economic model and the Convertibility Law, which had been in force since March 1991. The main consequences of the measures adopted by the Argentine Government were (a) the devaluation of the Argentine peso with respect to the U.S. dollar and the mandatory conversion to local currency of certain assets and liabilities in Argentina denominated in foreign currency; (b) the introduction of restrictions on the withdrawal of funds deposited at financial institutions; (c) restrictions on making transfers abroad of financial loan servicing payments and dividends without the prior authorization of the Central Bank of the Argentine Republic; and (d) an increase in domestic prices.

As of the date of approval of these consolidated financial statements the Argentine Government was still analyzing supplementary policies which must define, inter alia, the way in which loans secured in U.S. dollars relating to the local phase of the government debt security exchange will be converted to pesos and how external private debt payments will be instrumented.

As a result of the changes made, per the Argentine National Statistics and Census Institute, in January there was an increase of 2.3% in the C.P.I. and domestic wholesale prices rose by 6.6%.

As of Decembe 31, 2001, the closing date of these consolidated financial statements, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements the Telefónica Group used peso/euro and peso/U.S. dollar exchange rates of 1.5149 pesos/€1 and 1.7 pesos/US$ 1 at year-end as the initial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine dependent and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings and on the "Stockholders' Equity - Translation Differences in Consolidation" caption of €369.00 million and €1,424.10 million, respectively. The impact on the consolidated statement of income relates mainly to the effect of the financial items amounting to €528.76 million, after considering the related hedging transactions arranged for this purpose (see Note 20), and to the positive tax effect of the aforementioned financial losses. The effect of using more up-to-date exchange rates is detailed in Note 23, "Subsequent Events".

The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the operating fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and cash flows can be predicted.

Also, the measures adopted by the Argentine government and the effect thereof on the financial statements may lead, in certain circumstances, to financial and net worth imbalances such as situations of negative net worth, the inability to meet short-term foreign currency loan repayment obligations due to limitations on exchanging pesos, the need to make early repayments of the financing received, etc.

Given that the aforementioned circumstances had not occurred at the date of preparation of the consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2001.

3. Proposed distribution of the income of the controlling company

The proposed distribution of 2001 income that the Board of Directors of the Controlling Company will submit for approval by the Stockholders' Meeting is to appropriate the income, amounting to €354.18 million, to the "Stockholders' Equity - Distributable Reserves" caption.

4. Valuation standards

The main valuation methods used in preparing the 2001 and 2000 consolidated financial statements were as follows:

a) Goodwill in consolidation

The accompanying consolidated balance sheets include goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the dependent companies consolidated or carried by the equity method and their underlying book values plus the unrealized gains allocable to these companies' assets at the acquisition date and that still existed at year-end.

The Group amortizes existing goodwill over 20 years except when it is considered that it will be recovered in a shorter period (see Exhibit III).

The amortization periods are those for which the estimated income attributable to the Group by the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill at these companies.

In the case of the Internet businesses, in 2001, following the significant write-downs made in 2000 (see Note 5), the studies of the evolution of the business plans were reviewed, taking into account the economic situation of the businesses acquired, the current rate of maturation of the industry and the structural changes in the business. Following this analysis, the goodwill amortization period was changed from five years to ten years from June 30, 2001, the date on which the analysis was completed and the appropriate write-down made. Also, €400 million were allocated to goodwill as a result of the acquisition of Lycos, Inc. to be recovered through the revenues that will be generated under the agreement entered into on May 16, 2000, by Bertlsmann AG, Telefónica, S.A. and Terra Networks, S.A. over the five-year term of the agreement. The rest of the goodwill that arose on the transaction is being amortized over a maximum period of ten years. The effect of these changes on the accompanying consolidated financial statements was not material.

b) Translation methods (year-end exchange rate method)

The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statement accounts, which were translated at the average exchange rates for the year.

The exchange difference arising from application of this method is included under the "Stockholders' Equity-Translation Differences in Consolidation" caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheets.

The companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company's balance sheet to year-end. The effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the "Exchange Losses" or "Exchange Gains" captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in paragraphs 1 and 2 above.

c) Start-up expenses

Start-up expenses, which comprise incorporation, capital increase and preopening expenses, are recorded at cost and are amortized on a straight-line basis over five years.

d) Intangible assets

This caption in the accompanying consolidated balance sheets relates mainly to the following items:

Research and development expenses

These relate to the costs incurred in developing new products to be marketed or used for the Group's own network, which are amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to income in the year in which this circumstance becomes known.

Rights on leased assets

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred charge and is allocated to income each year by the interest method. The existing contracts, which relate mainly to computer hardware, are amortized on a straight-line basis over five years, which coincides with the years of useful life of the hardware.

Software licenses and developments

These items are recorded at cost and are amortized on a straight-line basis over three years.

Administrative concessions

This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were acquired by the Telefónica Group.

The acquisition cost includes the expenses incurred directly for obtainment of these licenses and, in the case of the licenses to operate the Universal Mobile Telecommunications System (UMTS) obtained in Spain, Germany, Italy, Austria and Switzerland, the financial expenses incurred from the granting of the license to the time when the technology required to operate the service becomes available, provided the value thus obtained does not exceed the realizable value. The financial costs capitalized in 2001 amounted to €271.39 million for financing arranged by Telefónica, S.A. and Telefónica Móviles, S.A. and to €236.39 million for the financing granted by other stockholders of the companies holding the UMTS licenses. A total amount of €172.12 million were capitalized in this connection in 2000.

Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based on the estimated capacity to generate revenues in each period, which normally coincides with the number of lines installed or the average revenues per customer, depending on the type of services provided under the license.

Other intangible assets

This caption includes, among other items, the costs incurred in acquiring capacity and rights of use of other operators' cables, mainly underwater cables. These rights are amortized on a straight-line basis over 25 years, which is generally the duration of the rights acquired.

e) Property and equipment

Property and equipment is carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property and equipment is valued at cost or appraisal value adjusted for inflation.

Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as a revenue under the "Capitalized Expenses of In-House Work on Fixed Assets" caption.

The interest and other financial expenses incurred during the construction of property and equipment in connection with the start-up of a new activity, when the construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are capitalized, provided that the resulting amount does not exceed realizable value. €18.27 million and €39.77 million were capitalized in this connection in 2001 and 2000, respectively, mainly in relation to the construction of underwater cables in Latin America.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group records the necessary value adjustments to reduce the cost of each item of property and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

A provision must be recorded for lasting diminution in value that is deemed to be reversible. This provision will be deducted in the valuation of the asset in question; in this case the lower value will not be maintained if the causes which prompted the value adjustment have ceased to exist.

When the diminution in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the diminution in value of the related asset will be directly recorded.

The companies depreciate their property and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows.

Years of Estimated Useful Life	
Buildings and structures	25 - 50
Technical installations and machinery	10 - 15
Telephone installations, networks and subscriber equipment	5 - 25
Furniture, office equipment and other	2 - 10

The increases in value resulting from the revaluations are depreciated over the years of residual useful life of the revalued assets.

f) Long-and short-term financial investments

Shareholdings which were not consolidated or which are carried by the equity method are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1. Listed securities:
   The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Unlisted securities and holdings in companies carried by the equity method:
   The market value was taken to be the underlying book value at year-end plus the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

Unrealized losses (cost higher than market or underlying book value at year-end) are recorded under the "Provisions" caption.

The "Short-Term Financial Investments" caption includes mainly the investment of cash surpluses arising at Telefónica and other Group companies in short term assets and the investment of the net level premium reserves of the Group's insurance companies (see Note 8), which amounted to €11.4 million (relating to Telefónica) and €276.23 million, respectively, as of December 31, 2001, and to €3,706.01 million and €265.47 million, respectively, as of December 31, 2000. Also noteworthy as of December 31, 2001 and 2000, were the short-term investments of the Terra Group and the Telefónica Internacional Group recorded under the "Short-Term Investment Securities" and "Other Loans" captions. In the case of the Terra Group these investments amount to €591.59 million (€731.76 million in 2000) and in the case of the Telefónica Internacional Group to €706.99 million (€1,003.36 million in 2000).

g) Deferred charges

This caption in the accompanying consolidated balance sheets includes mainly the following items:

Supplementary pension payments to retired employees (shortfall)

These relate to the shortfall in the provisions recorded for the commitments assumed by Telefónica de España to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication received from the Spanish Accounting and Audit Institute (ICAC) dated March 1, 1993, at a rate of €61.59 million per year. On November 1, 1997, coverage of these commitments was externalized (see Notes 9 and 14).

Debt arrangement expenses

These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and are amortized by the interest method on the basis of the principal amounts outstanding.

Executive loyalty-building program

This caption relates to the unaccrued costs relating to the Telefónica Group's "Top Plan" stock option plan (see Notes 9 and 20).

Interest on promissory notes

This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

Interest on financial lease contracts

This relates to the interest expenses on financial lease contracts, which are charged to income by the interest method (see Note 4-d).

h) Inventories

Warehouse materials for installation in capital expenditure projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted by the effect of inflation in the countries whose local legislation so requires, or market.

Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for diminution in value of inventories is recorded on the basis of inventory age and turnover.

i) Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any resolution having been adopted to reduce capital, they are assumed to be intended for subsequent sale and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. As a result of application of this valuation method, the consolidated balance sheets as of December 31, 2001 and 2000, include the acquisition cost of the treasury stock (€674.73 million and €198.19 million, respectively) net of provisions of €414.03 million and €133.15 million, respectively. These provisions were recorded in accordance with the accounting legislation in force for 2001, in order to reduce the value of the treasury stock to its underlying book value, with a charge to consolidated income in respect of its valuation at market value (€26.28 million), and with a charge to unrestricted reserves in respect of the amount by which the market value exceeded the underlying book value (€387.74 million) (see Notes 11 and 20).

The Company has recorded the related restricted reserve as required by Article 79.3 of the revised Corporations Law (see Note 11-a).

j) Capital subsidies

Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

Most of the aforementioned subsidies were granted to Telefónica de España and the conditions under which the subsidies were granted are being met in all cases (see Note 13).

k) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing (see Note 4-b).

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investee companies to hedge the exchange risk to which these investments are exposed are recorded under the "Translation Differences in Consolidation" caption in the consolidated balance sheet.

These transactions are deemed to be hedging transactions when they meet certain requirements, most notably that the foreign currency in which the financing is denominated is the same as, or largely matches, the functional currency of the investment and of the flows generated by it, and that the timing of recognition of the anticipated revenues from dividends and management fees matches the loan repayment schedule.

l) Pension and other commitments to employees

At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments, based on actuarial calculations at an appropriate discount rate.

The Group's main commitments in this connection are detailed in Note 14.

m) Technical reserves

This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceed the net premiums to be paid by the policyholders to Seguros de Vida y Pensiones Antares, S.A. and Casiopea Re. These reserves are credited when the commitments covered are paid.

n) Accounts payable

Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

o) Derivatives

Transactions aimed at eliminating or significantly reducing exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising over the life of these derivatives are taken to income using the same recognition method as that used for gains or losses on the related asset or liability and the underlying transaction hedged by the derivatives (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at period-end, the related provision is recorded with a charge to the consolidated statement of income.

p) Corporate income tax and other taxes

These captions in the consolidated statements of income include all the debits and credits arising from Spanish corporate income tax and similar taxes applicable to the Group companies abroad.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that are not reversed in subsequent periods.

Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996, which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them. The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

q) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from telephony and other services are recognized on an accrual basis. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period. In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Notes 10 and 20).

5. Goodwill in consolidation

The variations in the "Goodwill in Consolidation" caption and in the related accumulated amortization in 2001 and 2000 were as follows:

	Millions of Euros
Balance at 12/31/99	**4,206.99**
Additions	5,213.63
Amortization	(500.58)
Write-offs	(804.05)
Net retirements	(441.81)
Net transfers	11.04
Translation differences	29.58
Balance at 12/31/00	**7,714.80**
Additions	3,018.72
Amortization	(845.19)
Write-offs	(249.00)
Net retirements	(461.93)
Net transfers	161.89
Translation differences	(210.35)
Balance at 12/31/01	**9,128.94**

The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the "Translation Differences in Consolidation" caption.

Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

Based on these estimates and projections, in 2000 €804.05 million of goodwill was written off and recorded under the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statement of income (see Note 20). These write-offs of goodwill included most notably that of the goodwill of Terra arising in the capital increase performed by Telefónica (see Note 2) in September 2000 in compliance with the agreements entered into on the occasion of the acquisition of Lycos, for €472.09 million. In addition, the goodwill relating to the investees of Atlántida de Comunicaciones, S.A. (ATCO) amounting to €199.03 million was written off because the amortization period used by this subgroup was brought into line with the maximum amortization period permitted in Spain (20 years), which is more consistent with the period in which the investment is expected to be recovered envisaged in its business plans.

In 2001 the existing estimates and projections were once again reviewed, and goodwill amounting to €249 million relating to the investment in Mediaways, GmbH was written-off.

Positive differences in consolidation allocable to the assets of the company acquired give rise to an increase in the value of the related assets up to their market value, once the related valuation has been carried out.

The detail of the balances of the goodwill at each company and the related accumulated amortization, and of the variations therein is shown in Exhibit III.

2001

The main additions to the goodwill in consolidation as of December 31, 2001, related to the following companies:

	Millions of Euros
Mediaways, GmbH	1,474.66
Endemol Group (*)	268.61
Telefónica Data Brasil	233.55
Grupo Corporativo del Norte, S.A.	230.51
Celular de Telefonía, S.A. de C.V.	137.86
Investees of G. Corporativo del Norte, S.A. and other companies acquired (*)	135.14
Uno-e	130.25
Telefónica Móviles, S.A.	113.21
Portugal Telecom, S.A.	76.00
Other additions	218.93
Total	**3,018.72**

(*) Goodwill included in the consolidated financial statements relating to the investees of the companies acquired.

2000

The main additions to the goodwill in consolidation as of December 31, 2000, related to the following companies:

	Millions of Euros
Lycos	964.01
Lycos Group (*)	881.99
Endemol	802.27
ATCO Group (*)	642.03
Terra Networks	482.12
CEI Citicorp Group (*)	436.35
Iobox	233.45
Quatro C. Atendimiento	143.59
CEI Citicorp Holdings	135.55
Other companies	492.27
Total	**5,213.63**

(*) Goodwill included in the consolidated financial statements relating to the investees of the companies acquired.

The retirements included most notably the retirements of €265.38 million in 2001 due to the sale of the holding in Cablevisión and of €263.36 million in 2000 due to the sale of CRT Fija.

6. Intangible assets

The detail of the balances of the intangible asset accounts and of the variations therein in 2001 and 2000 is as follows:

Millions of Euros

	Balance at 12/31/00	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
Cost:								
Research and development expenses	1,108.16	170.79	(6.62)	—	—	3.64	(226.38)	1,049.59
Rights on leased assets	150.81	27.76	(10.28)	—	—	(4.09)	(26.51)	137.69
Software licenses and developments	1,666.79	606.44	(16.09)	21.07	(8.38)	(0.96)	40.26	2,309.13
Administrative concessions	17,855.95	472.82	(35.22)	80.14	(33.84)	(157.03)	(3.171.63)	18,186.62
Other intangible assets	1,238.45	372.28	(89.56)	50.71	(8.01)	(44.61)	259.18	1,778.44
Total intangible assets, gross	**22,020.16**	**1,650.09**	**(157.77)**	**151.92**	**(50.23)**	**(203.05)**	**50.35**	**23,461.47**
Accumulated amortization:								
Research and development expenses	717.72	174.63	(4.70)	—	—	1.40	(26.33)	862.72
Rights on leased assets	56.27	15.88	(2.93)	—	—	(1.61)	(6.61)	61.00
Software licenses and developments	740.93	402.90	(4.31)	4.55	(3.02)	1.02	(8.13)	1,133.94
Administrative concessions	507.44	247.67	(5.73)	21.26	(18.84)	(5.49)	(1.09)	745.22
Other intangible assets	302.90	188.40	(41.53)	41.59	(13.31)	(17.23)	43.55	504.37
Total accumulated amortization	**2,325.26**	**1,029.48**	**(59.20)**	**67.40**	**(35.17)**	**(21.91)**	**1.39**	**3,307.25**
Provisions for diminution in value	**1.80**	**25.29**	**(0.31)**	**—**	**—**	**(7.13)**	**—**	**19.65**
Intangible assets, net	**19,693.10**	**595.32**	**(98.26)**	**84.52**	**(15.06)**	**(174.01)**	**48.96**	**20,134.57**

Millions of Euros

	Balance at 12/31/99	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/00
Cost:								
Research and development expenses	948.15	105.90	—	65.71	(3.04)	(6.67)	(1.89)	1,464.00
Rights on leased assets	128.97	18.37	(2.72)	0.99	(0.69)	2.88	3.01	616.00
Software licenses and developments	1,229.47	515.01	(6.82)	18.43	(3.81)	(0.28)	(85.21)	931.23
Administrative concessions	5,765.76	12,211.31	(20.42)	73.76	(750.66)	32.23	543.97	1,846.98
Other intangible assets	565.80	261.41	(48.33)	303.94	(95.69)	4.13	247.19	1,872.00
Total intangible assets, gross	**1,962.99**	**1,111.21**	**305.00**	**842.00**	**1,140.00**	**263.00**	**1,106.00**	**6,730.20**
Accumulated amortization:								
Research and development expenses	571.79	121.98	(0.29)	24.59	(1.05)	1.57	(0.87)	1,132.00
Rights on leased assets	44.51	11.80	(1.74)	0.72	(0.02)	0.19	0.81	435.00
Software licenses and developments	488.02	244.46	(0.25)	5.78	(2.01)	(0.26)	5.19	941.00
Administrative concessions	381.07	196.07	(0.58)	—	—	1.04	(70.16)	740.00
Other intangible assets	145.94	95.69	(10.62)	55.43	(20.15)	4.45	32.16	705.00
Total accumulated amortization	**1,862.00**	**967.00**	**259.00**	**336.00**	**46.00**	**157.00**	**326.00**	**3,953.00**
Provisions for diminution in value	**0.69**	**13.04**	**(12.39)**	**—**	**—**	**—**	**0.46**	**183.00**
Intangible assets, net	**31.99**	**127.21**	**(5.00)**	**506.00**	**1,094.00**	**106.00**	**734.00**	**2,594.20**

The "Administrative Concessions" caption includes mainly the following items:

- Licenses for the provision of UMTS services in Spain, Germany and Austria, which are recorded as 2000 additions, and €32.51 million relating to 2001 for the license awarded in Switzerland. The term of these licenses is 20 years in Spain, Germany and Austria and 15 years in Switzerland. As of December 31, 2001, these licenses amounted to €9,254.58 million. The effect of carrying Ipse 2000, by the equity method (see Note 2-c), which holds the UMTS license in Italy for a period of 15 years, is included in the "Transfers" column for 2001. This licence timing, whose cost come up to €3,269 million, is under revision by the italian government in order to approve an additional 5-years period.

- A 25-year concession granted by the Peruvian State to Telefónica del Perú, S.A.A. when these companies were acquired in April 1994 by Telefónica Internacional.

- Licenses to operate wireline and wireless services of the companies awarded in the privatization of the Telebras system (Telesp, Tele Sudeste and Tele Leste), assigned as an addition to the value of these assets when they were acquired (July 1998). The term of these licenses is 27 years.

- 25-year DCS 1800 MHz licenses recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

The projections that the directors had as of December 31, 2001 and 2000, regarding business performance and the income to be generated by these concessions are at least equal to the unamortized balance thereof as of that date.

7. Property and equipment

The detail of the balances of property and equipment accounts and of the related accumulated depreciation and of the variations therein in 2001 and 2000 is as follows:

Millions of Euros

	Balance at 12/31/00	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
Cost:								
Land and structures	7,203.17	117.58	(11.65)	38.40	(1.48)	(475.87)	227.75	7,097.90
Technical installations and machinery	1,729.40	301.54	(44.08)	93.75	(19.53)	(43.11)	1,347.76	3,365.73
Telephone installations	62,140.40	1,931.93	(1,250.94)	677.09	(41.95)	(4,599.51)	4,118.44	62,975.46
Furniture, tools, etc.	3,498.37	580.25	(214.90)	145.52	(40.22)	(276.58)	159.30	3,851.74
Total property and equipment in service	**74,571.34**	**2,931.30**	**(1,521.57)**	**954.76**	**(103.18)**	**(5,395.07)**	**5,853.25**	**77,290.83**
Construction in progress	5,669.76	3,551.30	(186.61)	67.35	(53.03)	(213.14)	(5,800.74)	3,034.89
Advances to fixed asset suppliers	53.02	9.90	(9.96)	20.23	(20.68)	(13.27)	13.96	53.20
Installation materials in warehouses	351.24	278.30	(42.17)	0.32	(6.53)	(159.41)	(267.63)	154.12
Property and equipment, gross	**80,645.36**	**6,770.80**	**(1,760.31)**	**1,042.66**	**(183.42)**	**(5,780.89)**	**(201.16)**	**80,533.04**
Accumulated depreciation:								
Structures	2,147.42	236.59	(5.13)	15.45	65.78	(145.60)	17.93	2,332.44
Technical installations and machinery	1,012.04	231.96	(24.08)	40.87	(22.45)	(56.32)	14.18	1,196.20
Telephone installations	35,974.46	5,210.54	(1,100.10)	201.15	30.88	(2,488.49)	147.84	37,976.28
Furniture, tools, etc.	2,074.89	548.01	(103.11)	88.43	(50.13)	(196.97)	(34.09)	2,327.03
Total accumulated depreciation	**41,208.81**	**6,227.10**	**(1,232.42)**	**345.90**	**24.08**	**(2,887.38)**	**145.86**	**43,831.95**
Provisions for diminution in value	**714.62**	**24.95**	**(669.25)**	**—**	**(0.91)**	**(9.26)**	**34.85**	**95.00**
Property and equipment, net	**38,721.93**	**518.75**	**141.36**	**696.76**	**(206.59)**	**(2,884.25)**	**(381.87)**	**36,606.09**

Millions of Euros

	Balance at 12/31/99	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/00
Cost:								
Land and structures	6,773.89	73.51	(8.73)	106.36	(10.75)	96.08	172.81	7,203.17
Technical installations and machinery	1,457.62	106.81	(19.32)	118.49	(3.03)	24.72	44.11	1,729.40
Telephone installations	57,329.56	1,004.31	(1,574.47)	377.07	(46.08)	868.94	4,181.07	62,140.40
Furniture, tools, etc.	2,815.30	476.07	(352.36)	170.95	(42.84)	65.46	365.79	3,498.37
Total property and equipment in service	**68,376.37**	**1,660.70**	**(1,954.88)**	**772.87**	**(102.70)**	**1,055.20**	**4,763.78**	**74,571.34**
Construction in progress	4,182.04	6,060.62	(36.79)	20.81	(7.34)	109.25	(4,658.83)	5,669.76
Advances to fixed asset suppliers	22.69	17.20	(0.87)	3.76	—	(15.25)	25.49	53.02
Installation materials in warehouses	367.52	266.78	(34.10)	0.82	—	8.29	(258.07)	351.24
Property and equipment, gross	**72,948.62**	**8,005.30**	**(2,026.64)**	**798.26**	**(110.04)**	**1,157.49**	**(127.63)**	**80,645.36**
Accumulated depreciation:								
Structures	1,891.32	222.30	(3.08)	31.61	(1.06)	11.97	(5.64)	2,147.42
Technical installations and machinery	813.67	133.78	(14.93)	98.46	(2.33)	2.35	(18.96)	1,012.04
Telephone installations	31,349.96	5,396.98	(1,097.11)	58.61	(0.16)	231.15	35.03	35,974.46
Furniture, tools, etc.	1,783.28	457.72	(318.09)	76.99	(2.39)	34.23	43.15	2,074.89
Total accumulated depreciation	**35,838.23**	**6,210.78**	**(1,433.21)**	**265.67**	**(5.94)**	**279.70**	**53.58**	**41,208.81**
Provisions for diminution in value	**1,355.50**	**2.13**	**(615.41)**	**0.24**	**(27.76)**	**—**	**(0.08)**	**714.62**
Property and equipment, net	**35,754.89**	**1,792.39**	**21.98**	**532.35**	**(76.34)**	**877.79**	**(181.13)**	**38,721.93**

The installation materials in warehouses are recorded net of provisions, which amounted to €35.68 million as of December 31, 2001 (€28.28 million in 2000). The retirements from "Telephone Installations, Networks and Equipment" relate mainly to the dismantling of telephony plant (see Note 20).

Noteworthy in both 2001 and 2000 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony as a result of UMTS technology, which represent most of the additions to and related subsequent transfers from the "Construction in Progress" caption.

The "Translation Differences" column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation. As indicated in Note 2-c, the effect of the devaluation of the Argentine peso should be noted in 2001.

As of December 31, 2001 and 2000, the following items had been fully depreciated:

Millions of Euros

	12/31/01	12/31/00
Buildings and structures	229.37	168.51
Technical installations, machinery and tools	328.27	899.51
Telephone installations	15,716.39	14,928.92
Other property and equipment	6,302.27	1,223.79
Total	**22,576.30**	**17,220.73**

Telefónica de España's fixed assets used to provide services currently regulated by a concession cannot be mortgaged without prior administrative authorization.

The Telefónica Group companies have taken out insurance policies to cover the possible risks to which their property and equipment used in operations are subject, except for the franchise existing in policies in force for local and domestic long-distance networks and subscriber equipment.

On December 31, 1996, Telefónica de España revalued its property and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefónica de España.

The net increase in value resulting from these revaluations will be depreciated over the tax periods in the remaining useful lives of the revalued assets. The increase in period depreciation as a result of the 1996 revaluation is not material with respect to the total depreciation recorded by the Group.

The detail of the property and equipment owned by Group companies consolidated by the global integration method located abroad is as follows:

Millions of Euros

	12/31/01	12/31/00
Cost	38,680.82	42,948.52
Accumulated depreciation	(17,869.88)	(18,379.50)
Total	**20,810.94**	**24,569.02**

Provisions for diminution in value

The telecommunications market in Spain became fully deregulated on December 1, 1998. In 1999 certain regulatory measures were adopted, the main consequence of which was to accelerate the opening up to competition of the basic telephony service in Spain. These measures include most notably the approval of reductions in the regulated rates for local, long-distance and wireline-to-wireless services, although, per Group management estimates, the envisaged increase in monthly charges will not enable the effects of the current rate imbalance to be eliminated at medium term. Also approved on the same date were significant reductions in regulated circuit lease prices, to which must be added the entry into force in 2000 of obligatory operator pre-selection and number portability. In July 1999 the general application of the prices and conditions of the Reference Interconnection Offer (RIO), of particular relevance to wireless operators, came into force. Lastly, measures were taken to bring forward the introduction of competition in the local loop through application of ADSL technology and the immediate award of radio spectrum licenses for use in the local loop (LMDS technology).

The Group has analyzed the impact at Telefónica de España of these measures on the recoverability of the value of certain assets, the investment in which was made in the past taking into account the prevailing regulatory framework, and above all in fulfillment of the obligations for the provision of the universal service provided for in the State Contract entered into in 1991. As a result, at 1999 year-end the Company recorded a provision of €1,322.56 million for asset write-downs, with a charge to the "Variations in Fixed Asset and Control Portfolio Provisions" caption.

This provision was recorded for assets that have to be replaced because they do not comply with the obligations associated with the provision of the new services or assets the projected returns on which, based on the aforementioned circumstances, do not enable the investment made to be recovered.

The return on these assets was measured by projecting the cash flows that they will foreseeably generate taking into account the forecasts then existing and adopting a stance of utmost prudence regarding the evolution of competition and the regulatory framework of prices and rates.

In 2001 and 2000 the impact of the regulatory measures adopted in Spain in prior years and their effect on the Group's forecasts for the quantification of the fixed asset provision required were reassessed, for which purpose the amount of the monthly charges provided for in the Ministerial Order dated May 10, 2001, was taken into account.

As a result of all the foregoing, as of December 31, 2001 and 2000, the provision required amounted to €40.27 million and €708.68 million, respectively, after inclusion in the financial statements of the losses arising as a result of the difference between the revenues, expenses and depreciation relating to these assets. Accordingly, €668.41 million and €613.89 million were reversed in 2001 and 2000, respectively, and these amounts were recorded under the "Variations in Fixed Asset and Control Portfolio Provisions" caption.

8. Long-term financial investments

8.1. The detail of the balances of long-term financial investments as of December 31, 2001 and 2000, and of the related provisions for diminution in value, and of the variations therein in the years then ended is as follows:

Millions of Euros

	Holdings in Associated Companies	Other Holdings	Other Loans	Guarantees and Deposits	Tax Receivables	Provisions	Total
Balance at 12/31/99	**1,567.43**	**1,002.52**	**1,793.97**	**19.55**	**2,364.78**	**(157.80)**	**6,590.45**
Additions	391.11	1,154.60	1,416.93	27.34	601.83	(87.27)	3,504.54
Sale of companies	(162.33)	(21.23)	(588.07)	(2.79)	(331.13)	1.22	(1,104.33)
Inclusion of companies	1,681.78	122.83	250.27	0.44	28.87	(22.21)	2,061.98
Exclusion of companies	(59.98)	(45.89)	(11.29)	—	(15.07)	5.72	(126.51)
Translation differences	10.95	8.02	4.06	0.01	9.88	(1.12)	31.80
Losses	(161.35)	—	—	—	—	—	(161.35)
Dividends	(25.15)	—	—	—	—	—	(25.15)
Transfers	(940.83)	(837.94)	(1,271.78)	(8.71)	6.95	177.39	(2,874.92)
Balance at 12/31/00	**2,301.63**	**1,382.91**	**1,594.09**	**35.84**	**2,666.11**	**(84.07)**	**7,896.51**
Additions	353.70	30.43	656.70	273.24	1,582.81	(68.85)	2,828.03
Sale of companies	(365.65)	(10.54)	(145.87)	(19.60)	(423.83)	2.07	(963.42)
Inclusion of companies	8.63	(43.71)	34.11	0.10	9.23	—	8.36
Exclusion of companies	(2.43)	(50.14)	(25.60)	(0.02)	(39.79)	0.52	(117.46)
Translation differences	(6.70)	(3.40)	(104.80)	0.85	(98.43)	9.96	(202.52)
Losses	(376.50)	—	—	—	—	—	(376.50)
Dividends	(48.27)	—	—	—	—	—	(48.27)
Transfers	1,234.73	(434.77)	29.49	(57.43)	61.68	(178.36)	655.34
Balance at 12/31/01	**3,099.14**	**870.78**	**2,038.12**	**232.98**	**3,757.78**	**(318.73)**	**9,680.07**

The additions to and retirements from the "Holdings in Associated Companies" and "Other Holdings" accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2001 and 2000, described in Exhibit II. The transfers of associated companies in 2001 relate mainly to Ipse 2000, which holds the Italian UMTS license (see Note 2-c).

The "Other Receivables" caption includes mainly the investment of the net level premium reserves of the Group's insurance companies, mainly in government debentures, government debt securities and long-term deposits amounting to €743.55 million and €547.81 million as of December 31, 2001 and 2000, respectively, which earn returns of between 4.07% and 13.08% (between 3.29% and 3.56% in the case of money market assets). The "Short-Term Financial Investments-Short-Term Investment Securities" caption in the consolidated balance sheet as of December 31, 2001, includes €111.71 million (€193.17 million in 2000) recorded to cover commitments, which are accounted for as "Technical Reserves" (see Note 14).

As of December 31, 2001 and 2000, this caption also includes the tax asset that arose as a result of the corporate restructuring of Telesp, S.A., the initial amount of which was €710.34 million, of which €233.73 million and €413.78 million, respectively, mature at long term and are recorded under the "Other Receivables" caption, and €131.36 million and €144.62 million, respectively, are recorded under the "Short-Term Financial Investments-Other Receivables" caption.

The "Tax Receivables" caption includes the long-term deferred tax assets which are grouped together under the "Long-Term Financial Investments" caption on the asset side of the consolidated balance sheet, in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts (see Note 18).

In 2001 the Telefónica Group sold the following holdings in various companies with the results detailed below:

Millions of Euros	Percentage of Capital Stock Sold	Gain
Dependent and associated companies:		
Cablevisión, S.A. (Note 2-c)	35.86	255.92
Hispasat, S.A.	5.40	35.17
Telefónica Sistemas de Información Geográfica, S.A.	100.00	5.02
Other	—	5.98
Total		604.18

In 2000 the Telefónica Group sold the following holdings in various companies with the results detailed below:

Millions of Euros	Percentage of Capital Stock Sold	Gain (Note 2-c)
Dependent and associated companies:		
Telefónica Móviles, S.A.	7.85	2,899.31
Terra Networks, S.A.	3.0	453.61
T. Sistemas Ingeniería de Productos, S.A.	100.0	141.85
T. Publicidad e Información, S.A.	3.1	105.63
CRT Fija	16.7	60.00
Helkon	25.1	45.49
Other	—	201.31
Total		4,915.09

The Group and associated companies listed on stock markets are as follows:

- Telefónica, S.A.
- Telefónica Móviles, S.A.
- Telefónica Publicidad e Información, S.A.
- Terra Networks, S.A.
- Amper, S.A.
- Compañía de Telecomunicaciones de Chile, S.A.
- Telefónica de Argentina, S.A.
- Telefónica del Perú, S.A.A.
- Compañía Anónima Nacional de Teléfonos de Venezuela, C.A.
- Portugal Telecom, S.A.
- Telecomunicações de São Paulo, S.A. (Telesp).
- Tele Sudeste Celular Participações, S.A.
- Tele Leste Celular Participações, S.A.
- Celular CRT Participações, S.A.
- Pearson P.L.C.,
- Infonet Services Corporation.
- Telefónica El Salvador, S.A. de C.V.
- Telefónica Data Brasil Holding, S.A.
- CTC Trans Regionales
- Fastibex, S.A.
- Telefónica Móviles Argentina, S.A.
- Telefónica Holding de Argentina, S.A.
- Advance Telecomunicaciones, S.A.
- Telefónica Data Perú Holding, S.A.A.
- Telefónica Móviles Perú Holding, S.A.A.

9. Deferred charges

The breakdown of the balance of this caption and the amortization schedule are as follows:

Millions of Euros

	Maturity							
	2002	2003	2004	2005	2006	Subsequent Years	Balance at 12/31/01	Balance at 12/31/00
Supplementary pension payments to retired employees (shortfall) (Note 14)	61.59	61.59	61.59	61.59	61.59	30.78	338.73	400.32
Debt arrangement expenses	32.53	26.15	23.62	17.49	6.84	12.67	119.30	154.12
Executive loyalty-building program (Note 20)	14.21	9.68	—	—	—	—	23.89	38.18
Interest on long-term promissory notes	10.79	7.06	7.00	7.00	7.05	30.44	69.34	1.10
Interest on financial lease contracts	1.73	1.05	0.96	0.93	0.92	7.97	13.56	14.36
Other deferred charges	72.76	18.67	10.71	6.99	7.64	29.35	146.12	126.92
Total	**193.61**	**124.20**	**103.88**	**94.00**	**84.04**	**111.21**	**710.94**	**735.00**

10. Customer receivables

The detail of the balances of this caption as of December 31, 2001 and 2000, is as follows:

Millions of Euros

	Balance at 12/31/01	Balance at 12/31/00
Services billed		
Customer receivables billed	3,005.49	3,688.67
Doubtful customer receivables	1,606.11	1,340.97
Other receivables	47.16	46.09
	4,658.76	5,075.73
Unbilled services	2,124.48	1,903.33
	6,783.24	6,979.06
Allowance for bad debts	(1,692.89)	(1,449.76)
Total	5,090.35	5,529.30

The "Unbilled Services" account includes the connection, monthly and metered service charges not yet billed by the Group operators. This amount arises because these companies' subscriber billing schedules do not coincide with December 31 (see Note 4-q).

The balance of the public-sector customer receivables in the countries in which the Group operates amounted to €410.16 million as of December 31, 2001 (€486.29 million as of December 31, 2000).

In 2001 provisions amounting to €1,032.62 million (€701.09 million in 2000) were recorded in this connection.

11. Stockholders' equity

The detail of the balances of equity accounts and of the variations therein in 2001 and 2000 is as follows:

Millions of Euros

	Balance at 12/31/99	Distribution of 1999 Income	Other Variations	Capital Increase	Balance at 12/31/00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12/31/01
Capital stock	3,262.83	—	—	1,077.88	4,340.71	—	—	331.21	4,671.92
Additional paid-in capital	2,568.73	—	—	8,419.26	10,987.99	—	—	682.03	11,670.02
Revaluation reserve	3,235.66	—	—	—	3,235.66	—	—	(176.02)	3,059.64
Distributable reserves	2,354.22	527.97	905.29	—	3,787.48	(57.11)	(350.39)	—	3,379.98
Undistributable reserves	615.97	36.60	—	—	652.57	—	—	—	652.57
Restricted reserves	5.40	—	—	—	5.40	—	—	—	5.40
Reserve for treasury stock	1.67	—	196.52	—	198.19	—	62.51	—	260.70
Consolidation reserve	1,061.83	1,240.23	(1,101.81)	—	1,200.25	2,561.92	(429.30)	—	3,332.87
Translation differences in consolidation	(426.31)	—	(556.20)	—	(982.51)	—	(2,295.78)	—	(3,278.29)
Income for the year	1,804.80	(1,804.80)	2,504.81	—	2,504.81	(2,504.81)	2,106.81	—	2,106.81
Total	**14,484.80**	—	**1,948.61**	**9,497.14**	**25,930.55**	—	**(906.15)**	**837.22**	**25,861.62**

a) Capital stock

As of December 31, 2001, Telefónica, S.A.'s capital stock amounted to €4,671,915,885 and consisted of 4,671,915,885 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system of trading and listed on the Spanish Continuous Market (in the selective "Ibex 35" Index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefónica, S.A., Telefónica Móviles, S.A. and Telefónica de España, S.A. (Sole-Stockholder Company), and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefónica, S.A., Telefónica Móviles, S.A. or Telefónica de España, S.A. (Sole-Stockholder Company). The administrative authorization system will remain in force for ten years from February 18, 1997.

On June 15, 2001, the Stockholders' Meeting authorized the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2001, the Board of Directors had not made use of this authorization.

Also, On June 15, 2001, the Stockholders' Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares totally free of charge to the Stockholders that will be assigned free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2001, the Board of Directors resolve to carry out the first of the two capital increases, consisting of 93,438,317 shares, in January and February 2002. Also, on February 13, 2002, the Standing Committee of the Board of Directors of Telefónica, S.A. resolved to carry out the second capital increase consisting of 95,307,084 shares.

In addition, on June 15, 2001, the Stockholders' Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2001, the Board of Directors had not made use of these powers.

In addition, on June 15, 2001, the Stockholders' Meeting resolved to issue fixed-income securities convertible into or exchangeable for Company shares, with exclusion of the preemptive subscription right, for a total maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders' Meeting and to determine the features of the issue and capital increase not specified by the latter, with express powers to not implement or to only partially implement this resolution. As of December 31, 2001, the Board of Directors had not made use of these powers to implement this resolution.

In addition, on June 15, 2001, the Stockholders' Meeting resolved to increase capital by €1,425,624 through the issuance of new common shares with additional paid-in capital of €18.2898 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, with express powers to not implement the resolution. In a resolution dated September 26, 2001, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (specifically through the acquisition of stock options in the market).

Also, on June 15, 2001, the Stockholders' Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2001 and 2000, the Telefónica Group companies held the following shares of the Parent Company, Telefónica, S.A.:

	Number of Shares	Cost per Share (*)	Market Value	%
Treasury stock at 12/31/01	45,440,901	€14.22	€646.17	0.97264
Treasury stock at 12/31/00	*10,987,564*	*€16.58*	*€182.23*	*0.25313*

(*) Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-i, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

In 2001 the Company acquired for consideration 70,063,409 shares of treasury stock and 2,747 shares were assigned to it in the capital increases at no charge to stockholders. Also, 18,987,111 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 2-c), and 16,625,708 shares were sold, giving rise to a gain of €20.30 million. The average cost of the shares of treasury stock as of December 31, 2001 and 2000, was €14.85 and € 18.04 per share, respectively.

The Company recorded the related restricted reserve for the amount of these shares of treasury stock. Also, it recorded a provision of €387.74 million with a charge to the "Distributable Reserves" caption to reflect the underlying book value of the treasury stock on the asset side of the accompanying consolidated balance sheet (see Note 4-i).

Variations in capital stock and additional paid-in capital in 2001

The variations in 2001 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

Millions of Euros

	Share Issue	Number of Shares	Capital Stock	Additional Paid-in Capital
Beginning balance		**4,340,710,735**	**4,340.71**	**10,987.99**
Capital increase at no cost to stockholders	01/25/01	86,814,214	86.82	—
TIES program	02/14//01	1,123,072	1.13	4.49
TIES program	02/20/01	31,504,244	31.51	126.02
Capital increase at no cost to stockholders	04/03/01	89,203,045	89.20	—
Acquisition of wireless business in Mexico from Motorola	06/19/01	122,560,575	122.55	551.52
Ending balance		**4,671,915,885**	**4,671.92**	**11,670.02**

The capital increases carried out and formalized in 2001 were as follows:

- In January 2001 the first of the two capital increases of Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase 86,814,214 Telefónica, S.A. common shares of €1 par value each were issued, thereby increasing the capital stock by €86,814,214. The new shares issued were assigned to the stockholders at a ratio of 1 new share for every 50 shares already held by them.

  The capital increase was executed in a public deed and registered with the Mercantile Register on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

- A first capital increase at Telefónica, S.A., for a par value of €1,123,072, through the issuance of the same number of new common shares of Telefónica, S.A., of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of €4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid through a monetary contribution by the employees of several Telefónica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see Note 20).

  Following registration with the Mercantile Register of the aforementioned capital increase deed, the new shares were admitted to listing on official markets from February 16, 2001.

- On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefónica, S.A. was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria, S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona "La Caixa" (50%) as the agent banks of the aforementioned TIES program (see Note 20).

Following registration with the Mercantile Register of the public deed for this second capital increase covering the TIES Program, the new shares issued were admitted to listing on official markets from March 1, 2001.

- In March 2001 the second of the capital increases of Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase 89,203,045 Telefónica, S.A. common shares of €1 par value each were issued, thereby increasing the capital stock by €89,203,045. The new shares issued were assigned to the stockholders at a ratio of 1 new share for every 50 shares already held by them.

  The capital increase was executed in a public deed on March 30, 2001, and registered with the Mercantile Register on April 3, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

- On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefónica, S.A. approved by the Company's Stockholders' Meeting on June 15, 2001 was executed. Capital was increased through the issuance of 122,560,575 common shares of Telefónica, S.A. of €1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4.50 per share; these shares were subscribed and their par value and additional paid-in capital paid in full through a nonmonetary contribution to Telefónica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition by Telefónica, S.A. of all the shares of Telefónica Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Note 2-c and Exhibit II).

  The number of shares issued, subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by the meetings of the Stockholders and Board of Directors of Telefónica, S.A. on June 15, 2001.

  - Value of the contributed assets for the purpose of their exchange for shares of Telefónica: €2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/€1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

  - Value of the Telefónica shares to be exchanged: €17.6355 each, i.e. an amount equal to the average market price of the Company's shares in the 20 trading sessions prior to the date on which the Stockholders' Meeting which approved the capital increase was held (June 15, 2001).

  - Cash disbursement: €12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefónica share.

The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Register Regulations, independently from the criteria used to determine the exchange ratio, it attributed a total value of €674,083,162.50 to the nonmonetary contribution, which value is lower than that established by the independent appraiser appointed by the Madrid Mercantile Register, and is also lower than that used as a reference for setting the exchange ratio.

This capital increase was registered in the Madrid Mercantile Register on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

Variations in capital stock and additional paid-in capital in 2000

The variations in 2000 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

Millions of Euros

	Share Issue	Number of Shares	Capital Stock	Additional Paid-in Capital
Beginning balance		3,262,826,901	3,262.83	2,568.73
Conversion of 589,482 debentures	N/A	60,278,067	60.28	512.71
Acquisition of Ambit and Vigil	05/30/00	14,477,109	14.48	123.06
Acquisition of Telefónica de Argentina	07/06/00	157,951,446	157.95	1,283.99
Acquisition of Tele Sudeste Celular Participações	07/12/00	90,517,917	90.52	271.10
Acquisition of Telesp	07/12/00	371,350,753	371.35	4,051.43
Acquisition of Telefónica del Perú	07/13/00	80,954,801	80.95	653.47
Acquisition of Endemol	08/09/00	213,409,097	213.41	613.55
Acquisition of CEI	12/20/00	88,944,644	88.94	909.95
Ending balance		4,340,710,735	4,340.71	10,987.99

In 2000 new shares of the Company were issued on various different occasions to cater for the applications for conversion and subsequent redemption of convertible debentures of Telefónica, S.A. The shares were issued at US$ 1,000 par value each, as resolved by the Board of Directors' Meeting on June 25, 1997, pursuant to the authorization granted by the Stockholders' Meeting on March 21, 1997.

The acquisitions described above relate to various tender offers and other acquisitions made by the Parent Company through the exchange of shares of the Company, as approved by the Stockholders' Meeting held on February 4, 2000, except for that relating to Endemol, which was approved at the Stockholders' Meeting held on April 7, 2000. These transactions are described in Note 2-c. The number of shares issued in each case is equal to the valuation made at the date of the related transaction of the holding acquired.

b) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c) Revaluation reserves

The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail as of December 31, 2001 and 2000, of the balances of the revaluation reserves, which amounted to €3,059.64 million and €3,235.66 million, respectively, and of the variations therein in 2001 and 2000 is as follows:

	Millions of Euros
Revaluations made from 1946 to 1987	4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996	1,357.40
Amounts used:	
Capital increases from 1977 to 1986	(447.68)
Transfer to provisions in 1982	(113.16)
Single tax on revaluation, Royal Decree-Law 7/1996	(40.72)
Other variations from 1981 to 1986	(15.45)
Amount used in 1998	(1,795.07)
1999 capital increase	(188.42)
Balance at 12/31/00	**3,235.66**
Capital increase on January 25, 2001	(86.82)
Capital increase on April 3, 2001	(89.20)
Balance at 12/31/01	**3,059.64**

The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus is deemed to be realized in respect of the portion relating to the depreciation recorded for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

d) Consolidation reserve

The detail of the consolidation reserve as of December 31, 2001, and of the variations therein in 2001 is as follows:

Millions of Euros

	Balance at 12/31/00	Increase	Decrease	Balance at 12/31/01
Companies consolidated by the global integration method	1,045.78	4,727.86	(2,000.29)	3,773.35
Companies carried by the equity method	154.47	313.75	(908.70)	(440.48)
Total	1,200.25	5,041.61	(2,908.99)	3,332.87

The detail of the consolidation reserve as of December 31, 2000, and of the variations therein in 2000 is as follows:

Millions of Euros

	Balance at 12/31/99	Increase	Decrease	Balance at 12/31/00
Companies consolidated by the global integration method	894.17	1,364.10	(1,212.49)	1,045.78
Companies carried by the equity method	167.66	119.01	(132.20)	154.47
Total	1,061.83	1,483.11	(1,344.69)	1,200.25

The variations shown in the foregoing tables relate mainly to prior years' retained earnings (increases) and to dividends paid by the companies (decreases).

The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e) Translation differences in consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany transactions and balances (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

12. Minoritary interests

This caption relates to the share of minority stockholders in the equity and income/loss for the year of the Group companies consolidated by the global integration method. The variations in 2001 and 2000 in the balances of this caption in the consolidated balance sheets were as follows:

	Millions of Euros
Balance at 12/31/99	10,614.38
Capital contribution and inclusion of companies	6,822.30
Income for the year	120.64
Variation in translation differences	480.71
Other variations	(383.10)
Capital reduction and exclusion of companies	(7,774.55)
Dividend paid	(550.58)
Balance at 12/31/00	**9,329.80**
Capital contribution and inclusion of companies	215.55
Income for the year	(271.01)
Variation in translation differences	(215.49)
Other variations	(1,130.20)
Capital reduction and exclusion of companies	(373.23)
Dividend paid	(121.87)
Balance at 12/31/01	**7,433.55**

The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV. The most significant amount in 2000 relates to the decrease due to the investments made in the year at Telefónica de Argentina, Telesp, Tele Sudeste and Telefónica del Perú, which amounted to €7,082.90 million. The main additions related to the formation of Orla and IPSE 2000 (holders of UMTS licenses) for €906.48 million and €1,169.70 million, respectively, and to the €3,803.41 million resulting from the investments made by Terra Networks. Noteworthy in 2001 was the decrease of €1,165.79 million in "Other Variations" as a result of carrying Ipse 2000 by the equity method, as described in Note 2-c.

13. Deferred revenues

The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2001 and 2000 is as follows:

Millions of Euros

	CAPITAL SUBSIDIES	EXCHANGE GAINS	ACCRUAL OF TAX EXPENSE (NOTE 18)	OTHER	TOTAL
Balance at 12/31/99	**383.81**	**4.24**	**218.15**	**449.06**	**1,055.26**
Additions	61.60	1.48	1.30	77.78	142.16
Transfers	—	—	—	523.91	523.91
Allocation to income	(77.16)	(1.49)	(58.62)	(142.05)	(279.32)
Balance at 12/31/00	**368.25**	**4.23**	**160.83**	**908.70**	**1,442.01**
Additions	12.88	60.85	0.05	231.15	304.93
Transfers and other variations	0.01	(0.51)	4.67	(3.19)	0.98
Allocation to income	(80.03)	(63.02)	(63.63)	(395.49)	(602.17)
Balance at 12/31/01	**301.11**	**1.55**	**101.92**	**741.17**	**1,145.75**

The "Other" caption includes €225.00 million and €303.82 million as of December 31, 2001 and 2000, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

The transfers relating to the "Other" caption in the foregoing table include in 2000 €523.76 million transferred from the "Provisions for Contingencies and Expenses" caption (see Note 14) as a result of the negotiations between certain Brazilian dependent companies and their employees, which disclosed the possibility of allocating the related amounts to income over the remaining years of working life of the employees covered by the new plan. The revaluation of the terms existing at 2001 year-end in connection with these employees led to the allocation of €172.16 million to the "Extraordinary Revenues" caption in the consolidated statement of income (see Note 20).

Capital subsidies

The detail of the capital subsidies not yet allocated to income is as follows:

	Millions of Euros	
GRANTOR	12/31/01	12/31/00
Official agencies, autonomous community governments, provincial and municipal governments and other	70.42	91.84
EU–		
STAR Programme	10.39	21.83
ERDF Programme	10.56	16.98
IRTA Programme	2.34	4.27
ERDF 94/95 Operating Programme	199.96	219.83
Other	7.44	13.50
TOTAL	301.11	368.25

14. Provisions for contingencies and expenses

The detail of the balances of the provisions for contingencies and expenses and of the variations therein is as follows:

Millions of Euros

	Balance at 12/31/99	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/00	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/01
Provisions for Rebalancing Plan	109.41	421.75	(531.16)	—	—	—	—	—	—	—	
Provision for supplementary pension payments to retired employees (Note 9)	461.55	28.36	(107.86)	—	—	382.05	23.52	(108.03)	—	—	297.54
Group insurance	93.45	8.97	(0.87)	—	—	101.55	10.48	(0.95)	—	—	111.08
Provision for voluntary preretirement and early retirement	3,607.78	991.49	(599.06)	—	—	4,000.21	220.91	(731.80)	—	—	3,489.32
Technical reserves (Note 4-m)	849.14	42.98	—	—	—	892.12	61.55	—	—	—	953.67
Provision for pension funds of Telesp and Tele Sudeste	760.86	—	(0.17)	—	(524.73)	235.96	19.89	(4.03)	0.05	(70.00)	181.87
Other provisions	874.11	716.22	(396.17)	134.85	(53.11)	1,275.91	174.63	(589.90)	(0.01)	(31.41)	829.22
Total	**6,756.30**	**2,209.77**	**(1,635.29)**	**134.85**	**(577.84)**	**6,887.80**	**510.98**	**(1,434.71)**	**0.04**	**(101.41)**	**5,862.70**

The main provisions and commitments to personnel recorded under this caption in the accompanying consolidated balance sheets are as follows:

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system.

As a result of the inclusion of serving employees in the social security system, Telefónica de España must make additional contributions to the social security system until the year 2016, based on the serving employees' effective contribution bases applicable at any time. These contributions consist of the payment of 2.2% over the regulatory base salary, and the related amount is recorded under the "Personnel Expenses" caption. €26.09 million were recorded in this connection in 2001 (€27.60 million in 2000).

Supplementary pension plan for serving employees as of June 30, 1992 and for those hired since that date (Provisions for Rebalancing Plan)

Telefónica de España has arranged an occupational pension plan pursuant to Pension Plans and Funds Law 8/1987. Under this plan there is a defined contribution of 6.87% of the participating employees' regulatory base salary (for employees who joined Telefónica after June 30, 1992, the contribution is 4.51% of the regulatory base salary). The obligatory contribution of the participant is a minimum of 2.2% of the employee's regulatory base salary. The system is an individual and financial capitalization system.

In 2000 Telefónica de España paid in advance the full amount of the outstanding contributions to the pension fund, amounting to €531.16 million, thereby fulfilling its obligations by externalizing these commitments. As a result of this advance payment, an additional provision of €413.45 million was recorded (see Note 20).

69,756 employees had joined Telefónica de España's Plan as of December 31, 2001 (69,971 as of December 31, 2000). Vested retirement, disability and death benefits had accrued to a total of 8,562 participants in 2001 (9,068 in 2000).

Supplementary pension payments to employees who retired before June 30, 1992

On July 8, 1992, Telefónica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP. Once the aforementioned supplementary pension payments have been quantified, they become fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

In accordance with an actuarial study conducted by Telefónica, applying GRM-F80 tables and an assumed interest rate of 8%, as of June 30, 1992, the discounted present value of the commitments amounted to €793.49 million, and this amount was recorded under the "Provisions for Contingencies and Expenses" caption. Through that date, the Company had recorded provisions totaling €86.28 million in this connection. The resulting underprovision (€707.21 million) was recorded under the "Deferred Charges" caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated remaining average life of the retired employees (1992-2007). Subsequently, in 1996 and 1997, the assumed interest rate was reduced to 6.3%, and the calculation of the necessary provision was readjusted. As of December 31, 2001, the amount yet to be charged to income was €338.73 million (€400.32 million in 2000) (see Note 9).

In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized through an insurance policy (which must be adapted before November 16, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries) taken out with the Group company Seguros de Vida y Pensiones Antares, S.A.

The discounted present value of the payments outstanding amounted to €297.54 million as of December 31, 2001 (€382.05 million as of December 31, 2000).

Group life insurance (internal allowance for survivorship benefits)

Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded an internal allowance to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. As of December 31, 2001 and 2000, this allowance amounted to €111.08 million and €101.55 million, respectively. These commitments must be externalized before November 16, 2002.

Provisions for voluntary preretirements and early retirements of Telefónica de España, S.A.U.'s employees

In order to adapt to the competitive environment, Telefónica has implemented voluntary preretirement, early retirement and technology renewal plans in recent years in order to adapt its cost structure to the new environment, and has taken certain strategic decisions relating to its sizing and organization policy.

As a result of the agreements reached individually with Telefónica de España's personnel and of the Labor Force Reduction Plan approved on July 16, 1999, by the Ministry of Labor and Social Affairs to be applied in 1999 and 2000, in 1999 11,273 employees were terminated. To cover the present value of the accrued cost of these agreements as of December 31, 1999, as of that date the Group recorded a provision of €2,761.65 million with a charge of €1,795.07 million to "Extraordinary Expenses" and of €966.58 million to "Deferred Tax Assets".

In 2000 the terminations envisaged in the Labor Force Reduction Plan were met with the voluntary severance of a total of 6,062 employees, as a result of which a provision was recorded with a charge to extraordinary expenses of €852.66 million. In 2001 provisions of €220.91 million for updating to present value were recorded, and payments totaling €731.80 million were made. Accordingly, the provision for preretirements and early retirements recorded as of December 31, 2001, covers all the obligations assumed in this connection as of that date.

Technical reserves

This caption includes the provisions recorded by the Group's insurance companies. The balancing items for these provisions are recorded under the "Financial Investments" captions for a similar amount.

Provision for the pension funds of Telesp and Tele Sudeste

The dependent company Telecomunicações de São Paulo, S.A. (Telesp) had various pension plan and medical and life insurance commitments to its employees. In 2000 this company, like the other companies formerly composing the Brazilian telecommunications system, Telebrás, carried out a process of negotiation with its employees which culminated in October 2000 with the transformation of the former defined-benefit Pension Plan into a new defined-contribution Pension Plan, and the cancellation of the Life Insurance Plan. Substantially all these companies' serving employees availed themselves of the new plan. As a result of this change, since a provision had been recorded in prior years to cover the actuarial liabilities accrued through that date, management of the Controlling Company calculated the new liability to be recorded for the benefits payable to its employees at €229.11 million, which were recorded under the "Provisions for Contingencies and Expenses" caption, and reclassified the resulting overprovision recorded in prior years (€500.38 million) to the "Deferred Revenues" caption (see Note 13).

The amount (€23.38 million) relating to other Group companies (Telerj Celular, S.A. and Telest Celular, S.A.) was also transferred to the "Deferred Revenues" caption (see Note 13). The actuarial liability accrued at year-end amounted to €4.90 million. Both these transfers are recorded in the "Other" column relating to 2000.

The variations in the "Other" column in 2001 relate mainly to translation differences.

Other provisions

The period provisions and amounts used recorded under the "Other Provisions" caption in 2001 and 2000 include, inter alia, the provisions recorded or used by the Group companies to cover risks relating to the realization of certain assets, contingencies deriving from these companies' business activities and risks arising from commitments acquired in other transactions.

Also, the balance sheet as of December 31, 2001, includes various provisions recorded by the Telefónica Group companies, including most notably €272.00 million from the Telefónica Internacional subgroup relating to provisions for indemnity payments for the employees' years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into (€170.19 million as of December 31, 2000), and €141.54 million from Telefónica de España relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service (€138.46 million in 2000).

15. Debentures, bonds and other marketable debt securities

The variations in the years ended December 31, 2001 and 2000, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

	Non-Convertible Peseta	Non-convertible Foreign Currency	Issues Convertible Foreign Currency	Promissory Notes	Total
Balance at 12/31/99	**4,077.25**	**3,329.99**	**645.12**	**824.44**	**8,876.80**
New issues	1,649.78	5,981.25	—	1,178.22	8,809.25
Redemptions, conversions and exchanges	(1,049.19)	(84.51)	(674.05)	(1,552.52)	(3,360.27)
Inclusion of companies	—	572.82	—	—	572.82
Revaluations and other variations	158.18	305.42	28.93	1.39	493.92
Transfers	—	—	—	—	—
Balance at 12/31/00	**4,836.02**	**10,104.97**	**—**	**451.53**	**15,392.52**
New issues	2,189.52	1,600.51	—	3,754.31	7,544.34
Redemptions, conversions and exchanges	(1,131.86)	(1,995.04)	—	(2,486.20)	(5,613.10)
Inclusion of companies	—	16.25	—	—	16.25
Revaluations and other variations	119.21	(414.60)	—	(39.37)	(334.76)
Balance at 12/31/01	**6,012.89**	**9,312.09**	**—**	**1,680.27**	**17,005.25**
Maturity:					
Long term	5,896.81	8,484.05	—	80.00	14,460.86
Short term	116.08	828.04	—	1,600.27	2,544.39
Unmatured accrued interest	313.33	—	—	—	313.33

The main issues in 2001 were as follows:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
Notes	07/09/01	30,000	Yen	2003	Floating Libor (0.22%)
Notes	07/12/01	22,000	Yen	2002	0.15%
Notes	09/12/01	50,000	Yen	2002	0.04%
Notes	10/30/01	2,000	Euros	Tranches (a)	—
Notes	08/20/01	150	Euros	2003	Floating Eonia (0.26%)
Notes	07/25/01	39.5	Euros	2004	4.91%

(a)	Amount	Maturity	Interest Rate
Tranche 1	€1,000 million	2004	Floating 3-m Euribor + (0.70%)
Tranche 2	€1,000 million	2006	5.13%

The main issues in 2000 were as follows:

	DATE	FACE VALUE (MILLIONS)	CURRENCY	MATURITY	INTEREST RATE
Debentures	02/04/00	50	Euros	2015	Floating (6.79%)
Debentures	03/08/00	100	Euros	2001	Floating (4.25%)
Debentures	03/08/00	500	Euros	2007	5.625%
Notes	03/17/00	6,200	Yen	2004	1.232%
Notes	05/30/00	60,000	Yen	2001	0.27%
Bonds	05/31/00	10,000	US Dollars	Tranches (a)	—

(a)	AMOUNT	MATURITY	INTEREST RATE
Tranche 1	€1,000 million	09/21/05	6.12%
Tranche 2	US$ 1,250 million	09/15/05	7.35%
Tranche 3	US$ 2,550 million	09/15/10	7.75%
Tranche 4	US$ 1,250 million	09/15/30	8.25%

The debentures and bonds are shown in greater detail in Exhibit V.

Corporate promissory notes

The features of the main corporate promissory note issue program as of December 31, 2001, are as follows:

Millones de Euros

LIMIT OUTSTANDING	ADDRESSED TO:	Euros FACE VALUE	METHOD OF SALE
2,000	Participating entities	1,000	Monthly auctions
		1,000,000	Specific transactions

Commercial paper

The features of Telefónica Europe, BV's commercial paper issue program are as follows:

Millones de Euros

LIMIT OUTSTANDING	ADDRESSED TO:	FACE VALUE	METHOD OF SALE
2,000	Investors	US$ 500,000	Specific transactions
		€500,000	Specific transactions
		¥100,000,000	Specific transactions
		£100,000	Specific transactions

16. Payable to credit entities

The detail of the accounts payable to credit entities is as follows:

Millions of Euros

	Balance at 12/31/01			Balance at 12/31/00		
	Short Term	Long Term	Short Total	Long Term	Term	Total
Corporate promissory notes	7.23	113.65	120.88	74.57	—	74.57
Loans and credits	4,254.85	3,307.05	7,561.90	2,389.58	4,766.10	7,155.68
Foreign currency loans	1,901.46	4,658.38	6,559.84	5,053.14	4,505.08	9,558.22
Total	**6,163.54**	**8,079.08**	**14,242.62**	**7,517.29**	**9,271.18**	**16,788.47**

The average interest rates in 2001 were 13.52%, 4.42% and 3.76%, respectively.

The most significant financial transactions in 2001 and 2000 were as follows:

	Date	Amount (Millions)	Currency	Maturity
Obtainment of loan	07/09/01	282.00	Euros	2003
Obtainment of loan	07/12/01	208.58	Euros	2002
Obtainment of loan	09/12/01	460.00	Euros	2002
Repayment of net debt	2001	(1,364.20)	Euros	2001
Obtainment of syndicated loan	09/01/00	1,470.00	Euros	2001
Obtainment of syndicated loan	09/01/00	445.00	Euros	2001
Repayment of net debt	2000	(1,084.00)	Euros	2001

The claimability of certain financing arranged by various Telefónica Group companies may be subject to compliance with certain financial covenants. All the covenants are being complied with.

The scheduled maturities for repayment of the debt as of December 31, 2001, were as follows:

Millions of Euros

	2002	2003	2004	2005	2006	Subsequent Years	Total
Corporate promissory notes	7.23	7.09	6.92	6.74	6.57	86.33	120.88
Loans and credits	4,254.85	577.74	835.31	745.65	913.57	234.78	7,561.90
Foreign currency loans	1,901.46	1,423.77	1,155.83	923.35	283.40	872.03	6,559.84
Total	**6,163.54**	**2,008.60**	**1,998.06**	**1,675.74**	**1,203.54**	**1,193.14**	**14,242.62**

As of December 31, 2001, the Telefónica Group had financing sources of various types exceeding € 7,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

Foreign currency loans

The detail of the foreign-currency loans as of December 31, 2001 and 2000, is as follows:

	Outstanding Balance (in Millions)			
	Foreign Currency		Euros	
Currency	12/31/01	12/31/00	12/31/01	12/31/00
U.S. dollars	4,860	7,714	5,454.30	8,182.97
Brazilian reais	—	382	—	207.91
Swiss francs	21	32	14.50	21.02
Argentine pesos	48	136	31.67	144.18
Bolivares	4,227	—	6.25	—
Yen	18,629	18,777	158.99	214.83
UF	129,144	135,831	221.36	282.54
New Soles	583	83	189.75	25.07
Colones	3,077	20	1.52	20.66
Swaps	—	—	366.72	456.31
Pounds sterling	19	—	31.77	—
Mexican pesos	571	—	70.14	—
Other currencies	—	—	12.87	2.73
Total for the Group			**6,559.84**	**9,558.22**

17. Derivatives

In 2001 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2001, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest rate and exchange risks was €39,430.49 million (€27,624.77 million as of December 31, 2000), of which €18,444.25 million related to interest rate risk and €20,537.39 million to exchange risk (see Exhibit VI).

The increased use of derivatives in 2001 was the result of the decisions taken within the financial liability management centralization process, in order to provide the Group with a greater degree of coverage of the risks to which it is exposed.

18. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 73 companies formed the consolidated tax group in 2001.

Deferred tax assets and liabilities

The detail as of December 31, 2001 and 2000, of the Telefónica Group's deferred tax assets and liabilities, and of the variations therein in 2001 and 2000, is as follows:

Millions of Euros

	Deferred Tax Assets		Deferred Tax Liabilities		
	Short Term	Long Term	Short Term	Long Term	Intercompany Long Term
Balance at December 31, 1999	**42.26**	**2,364.78**	**0.29**	**1,059.28**	**58.54**
Reversal	(2.39)	(331.13)	(0.10)	(157.10)	(11.27)
Arising in the year	112.44	601.83	3.17	237.59	7.58
Net international variations	0.37	—	—	177.58	—
Inclusion/Exclusion of companies and other	—	30.63	—	17.22	—
Balance at December 31, 2000	**152.68**	**2,666.11**	**3.36**	**1,334.57**	**54.85**
Reversal	(100.32)	(498.49)	(4.70)	(622.49)	(2.75)
Arising in the year	224.85	1,603.59	241.51	525.65	6.37
Net international variations	—	(98.30)	—	—	—
Inclusion/Exclusion of companies and other	(1.94)	84.87	—	244.72	0.16
Balance at December 31, 2001	**275.27**	**3,757.78**	**240.17**	**1,482.45**	**58.63**

The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefónica Group's consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefónica Group companies.

In 2001 the income that qualified for tax deferral due to reinvestment in prior years was reversed, since the Group availed itself of a new tax credit for reinvestment of extraordinary income pursuant to Transitional Provision Three of Law 24/2001 on Tax, Administrative, Labor and Social security Measures, which increased the Group's taxable income by €1,324.75 million.

The deferred tax assets relate mainly to the timing differences arising in relation to the provisions for early retirement recorded and the tax effect of the losses incurred by Group companies.

Accrued taxes payable and tax receivables

The detail of the "Other Nontrade Payables-Accrued Taxes Payable" and "Accounts Receivable-Tax Receivables" captions as of December 31, 2001 and 2000, is as follows:

Millions of Euros

	Balance at 12/31/01	Balance at 12/31/00
Accrued taxes payable:		
Personal income tax withholdings	96.00	71.37
VAT and Canary Islands general indirect tax	160.26	84.62
Corporate income tax	113.97	163.20
Accrued social security taxes	155.38	150.37
Deferred tax liabilities	240.17	3.36
Foreign taxes	825.34	837.07
Other	33.03	30.39
Total	**1,624.15**	**1,340.38**

Millions of Euros

	Balance at 12/31/01	Balance at 12/31/00
Tax receivables:		
Withholdings at source from income from movable capital	3.49	3.28
Installment payments on consolidated income tax returns	—	54.57
Installment payments on individual income tax returns	25.23	26.31
Foreign withholding tax	155.75	87.06
Corporate income tax refundable	66.63	96.25
Taxes, surcharges and other payments recoverable	42.28	43.42
Deferred tax assets	275.27	152.68
VAT and Canary Islands general indirect tax	116.16	41.89
VAT deductible	70.66	69.42
Tax group corporate income tax receivable	—	154.06
Foreign taxes	1,322.01	846.00
Total	**2,077.48**	**1,574.94**

Reconciliation of income per books to the taxable income and determination of the tax expense incurred

The reconciliation of the income per books to the taxable income for corporate income tax purposes as of December 31, 2001 and 2000, and the determination of the corporate income tax expense incurred and the net tax payable for the two years are as follows:

Millions of Euros

	2001	2000
Income per books	2,033.88	2,867.67
Permanent differences	(3,580.95)	(3,884.92)
Timing differences	2,079.40	(52.34)
Taxable income	**532.33**	**(1,069.59)**
Gross tax payable	186.31	(374.35)
Tax credits and tax relief	(278.79)	—
Corporate income tax payable (receivable)	**92.48**	**(374.35)**
Tax effect of timing differences and deferred revenues	(719.66)	25.23
Spanish corporate income tax expense	(812.14)	(349.12)
Recognition of deferred tax liabilities in consolidation	(4.18)	156.96
Accrued foreign taxes and other	1,014.40	434.38
Total income tax	**198.08**	**242.22**

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of goodwill in consolidation (see Note 5), the results attributable to associated companies and the income recorded as a result of the process of consolidation (see Note 8).

The main timing differences arose from the inclusion in the tax base of gains on fixed asset disposals which qualified for reinvestment deferral in prior years, and from the provision for diminution in value of tangible fixed assets.

The Telefónica Group recognized long-term deferred tax liabilities of €80.29 million and €98.95 million as of December 31, 2001 and 2000, respectively, in order to eliminate from the accounts the duplicate accounting entry resulting from the aggregation of the individual tax assets already taken into account by means of the portfolio provision recorded by the Group companies.

In 2001 the tax group took tax credits totaling €278.79 million, whereas in 2000, since the tax Group incurred consolidated tax losses, no tax credits were taken. The amount of the credits taken by the other non-Group companies was not material.

As of December 31, 2001, the Telefónica tax group had €567.95 million (€444.75 million in 2000) of unused tax credits, relating mainly to 1999 (€156.98 million), 2000 (€127.46 million) and 2001 €233.37 million. The tax losses available for carryforward in Spain at the main Group companies total €2,360.31 million, of which €1,010.03 million were incurred in 2001 and the remainder, relating mainly to 2000, can be offset within 15 years.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute-of-limitations periods. In Spain the years open for review for the main taxes are as follows: corporate income tax 1997 to 2001; VAT 1998 to 2001; personal income tax withholdings 1998 to 2001. However, the Spanish companies that file consolidated corporate income tax returns have been audited by the Spanish tax authorities for four years' taxes and no significant matters were disclosed as a result of these tax audits. These companies have the years since 1999 open for review for personal income tax and VAT and the years since 1998 for corporate income tax.

The variations in the accrual of the investment tax credit is detailed in Note 13.

19. Other long-term payables and other short-term nontrade payables

The "Other Accounts Payable" caption, which is non-financial and recorded at long term, includes €2,983.53 million as of December 31, 2001, relating to accounts payable by certain Group companies to their other stockholders for the acquisition of UMTS licenses.

The detail of the balances of the "Current Liabilities-Other Nontrade Payables" caption in the consolidated balance sheets as of December 31, 2001 and 2000, is as follows:

Millions of Euros

	Balance at 12/31/01	Balance at 12/31/00
Accrued expenses payable	767.08	867.96
Group company dividends payable	68.48	202.76
Exchange of telephone service with other operators	44.31	127.70
Guarantees and deposits	55.57	75.62
Compensation payable	294.57	265.28
Provisions	5.77	36.57
Accounts payable to other UMTS stockholders for purchases of licenses	—	2,807.22
Other nonfinancial nontrade payables	747.00	786.99
Total	1,982.78	5,170.10

20. Revenues and expenses

Sales and services

The detail, by business line, of net sales and services is as follows:

Millions of Euros

	12/31/01	12/31/00
Wireline telephony business in Spain	10,220.37	10,182.92
Atento business	643.87	526.92
Telefónica Internacional business	10,137.37	12,583.82
Terra Networks business	689.96	303.99
Móviles business	8,408.02	5,249.19
Data business	1,849.69	920.23
Admira business	1,403.07	723.91
Directorios business	619.54	409.33
Instrumentality companies	1,132.15	967.86
Other companies	16.11	190.42
Group revenues before intercompany sales	**35,120.15**	**32,058.59**
Intercompany sales	*(4,067.55)*	*(3,573.09)*
Total revenues from Group operations	**31,052.60**	**28,485.50**

Personnel expenses

The detail of the personnel expenses is as follows:

Millions of Euros

	12/31/01	12/31/00
Compensation	3,958.37	3,713.21
Provisions to the pension allowance and other commitments to employees	103.32	103.52
Accrual for the cost of the loyalty-building programs tied to share market price	14.29	18.13
Employee welfare expenses and other	1,314.28	1,276.87
Total	**5,390.26**	**5,111.73**

Number of employees

	12/31/01		12/31/00	
	AVERAGE	YEAR-END	AVERAGE	YEAR-END
Telefónica, S.A.	680	727	608	641
Telefónica de España Group	42,627	42,425	47,251	43,009
Telefónica Móviles Group	13,857	13,459	6,161	7,093
Telefónica Internacional Group	32,983	30,425	41,569	40,848
Telefónica Data Group	4,674	4,952	2,382	2,627
Directorios Group	2,774	2,815	1,961	2,134
Admira Group	6,623	6,698	5,037	5,888
Atento Group	47,465	49,940	36,576	40,773
Terra Group	3,133	2,907	2,324	3,170
Kataly Group x	287	220	107	368
Emergia Group	134	156	70	81
Other	5,792	6,803	1,684	2,075
Total	**161,029**	**161,527**	**145,730**	**148,707**

The figures in the foregoing table relate to the companies consolidated by the global integration method.

Compensation systems tied to share market price

Telefónica, S.A. currently has in place two compensation systems tied to the share market price, one of which (the TOP plan) is aimed exclusively at executive personnel of Telefónica, S.A. and of several of its subsidiaries in Spain and abroad, including the executive directors of Telefónica, S.A., while the second (TIES Program) is aimed at all the personnel of Telefónica, S.A. and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders' Meeting held on April 7, 2000.

The subsidiaries Telefónica Móviles, Telefónica Publicidad e Información, S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

Lastly, there is a program of options on Telefónica, S.A. shares targeted at the employees of Endemol ("EN-SOP Program").

Following is a detailed account of each of these two plans.

a) Top Plan relating to options on Telefónica, S.A. shares targeted at executives of Telefónica Group companies

At its meeting on May 26, 1999, Telefónica, S.A.'s Board of Directors approved a compensation system tied to the market price of Telefónica, S.A.'s shares (the "TOP Plan"), through the grant of options on the Company's shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders' Meeting of Telefónica, S.A. on April 7, 2000.

The approval and implementation of this incentive Plan was notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV's Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefónica's shares in force prior to January 1, 2000, which was verified and registered in the CNMV's Official Register on April 18, 2000.

Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefónica, S.A.

The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefónica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefónica, S.A. shares for every Telefónica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced (€46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% (€69.27 per share). These figures related to the par value of the Telefónica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were €15.09 and €22.63 as of December 31, 2000, respectively, and €14.50 and €21.75 as of December 31, 2001, respectively.

Originally 411 Telefónica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and similar). Consequently, although initially the TOP Plan was only partially awarded to executives, if all the executives (approximately 500) at whom the Plan was is aimed availed themselves of it the total number of shares assigned to the Plan would be 270,237 and, consequently, the total number of options granted would be 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders' Meeting of Telefónica, S.A. in a resolution adopted on June 15, 2001.

In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who joined the Group after the launch of the Plan, or who, as a result of promotion, now hold positions of responsibility which carry a higher level of option assignments than that at which they joined the Plan.

The new option assignments made in October 2000 and February and April 2001 (which were expressly ratified through a resolution adopted by the Stockholders' Meeting of Telefónica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the price thereof. In the case of the type-A options the exercise price was set at the Telefónica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

Also, on June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive does not exceed 175,000 type-A options or 175,000 type-B options. The exercise price for the type-A options must in no case be lower than the market price of the Company shares when the options were granted, and the exercise price of the type-B options must in no case be lower than that amount increased by a percentage of between 25% and 50%.

On December 31, 2001 (taking into account the fact that, as indicated above, the Board of Directors had not exercised the powers granted to it by the Stockholders' Meeting on June 15, 2001, by that date), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefónica, S.A. and ten general managers or similar), who held a total of 14,966,640 purchase options on Telefónica, S.A. shares.

Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for dependent companies of Telefónica Móviles, S.A. were included under the latter's stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefónica, S.A. and ten general managers or similar), who held a total of 12,158,820 purchase options on Telefónica, S.A. shares.

In order to cover the risks and economic obligations derived from the TOP Plan, the Group arranged hedging contracts with BBV and Argentaria, at a total cost for the Telefónica Group of €72.12 million. €23.89 million of this cost have not yet been taken to income (see Note 9).

b) Telefónica, S.A. stock option plan targeted at all the employees of certain Telefónica Group companies ("TIES Program").

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' meeting of Telefónica, S.A. approved two capital increases with disapplication of pre-emption subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

The main features of the TIES Program are as follows:

1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2. Issue price: €5.

3. Maximum no. of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4. Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired.

5. Exercise price: €5.

At its meeting on June 28, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2001, 76,932 persons were participating in the TIES program, who held a total of 29,220,372 purchase options on Telefónica, S.A. shares.

c) Telefónica Móviles, S.A. stock option plan ("MOS Program")

On October 26, 2000, the Special Stockholders' Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the Plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Stockholders' Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1. The Plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001 were working for companies in which Telefónica Móviles directly or indirectly, during the term of the Plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

   Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

2. There are three types of Option:
   - Type-A options, with an exercise price of €11.
   - Type-B options, with an exercise price of €16.5.
   - Type-C options, with an exercise price equal to the arithmetic mean of the closing prices of the Telefónica Móviles, S.A. shares on the Spanish Continuous Market for the last ten trading days prior to March 1, 2002.

3. Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

4. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

5. Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles.

6. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002).

7. At the exercise date, the options may be settled, at the beneficiary's request, either (i) through delivery of shares of Telefónica Móviles, once the beneficiary has paid the option exercise price, or (ii) through cash differences.

On January 2, 2002 (the date on which the type-A and type-B options were effectively granted and the class-C options were preassigned), there were 5,896 beneficiaries of the MOS Program, of whom one is an executive director of Telefónica Móviles, S.A. and eight are general managers or similar. In this initial phase, not all the options under the Program were assigned.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders' Meeting on October 26, 2000, through the issue of 21,445,962 shares of €0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., of the one part, and BBVA and La Caixa, of the other part, entered into the related share subscription and purchase option contracts under which the two aforementioned finance entities granted Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Program were notified to the Spanish National Securities Market Commission (CNMV) and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001.

d) Telefónica Publicidad e Información, S.A. stock option plan

Telefónica Publicidad e Información, S.A. (TPI) has set up a stock option plan on TPI shares targeted at TPI executives and employees who, provided they meet the preestablished requirements, wish to participate in and be beneficiaries of the Plan. A given number of TPI shares must be bought by the executives and employees for their own account on the market and must be held for the whole term of the Plan.

The stock option Plan consists of granting to each beneficiary thereof 15 options to purchase TPI shares for every share assigned to the Plan. The stock option Plan had been partially assigned as of December 31, 2001.

Of the total number of stock options issued, and taking into account that split of TPI's shares on June 19, 2000 (7,212,147 shares representing approximately 2% of the total capital stock), as of December 31, 2001, 4,489,335 options had been assigned.

The beneficiaries may exercise the rights under the Plan from the first half of November 2001 at a rate of one-third each year in arrears from the following year (2001, 2002 and 2003), except in the case of one recently-hired executive, for whom the exercise periods, like those of the Plan currently in force, will be counted from the related option contract date.

As is customary in compensation systems of this nature, the stock option Plan was subject to the generally applicable antidilution and other contractual clauses. Accordingly, as indicated above, the Plan was modified as a result of the three-way split of the company's shares authorized by the Stockholders' Meeting on April 17, 2000, and carried out in June 2000.

On April 28, 1999, the Stockholders' Meeting of TPI approved a capital increase of €120,202.454, through the issuance of new shares, exclusively to create and provide coverage for a stock option plan for company executives.

All the new shares were subscribed and paid in full through a monetary contribution by Caja de Ahorros y Pensiones de Barcelona (La Caixa), the Agent Bank for the Plan, which had entered for this purpose into a contract with TPI under which the former granted the latter an irrevocable purchase option right on the new shares issued (2,404,049 new shares, which were converted into 7,212,147 shares following the aforementioned share split subsequently carried out).

On April 17, 2000, the Stockholders' Meeting, in accordance with current legislation, approved the execution, the exercise in the envisaged periods and the sale of the stock option rights under this compensation system, and empowered the Company's Board of Directors to assign, at the proposal of the Appointments and Compensation Committee, the options on shares not yet assigned to the employees and executives who form or are going to form part of TPI. It empowered the Board of Directors to establish the terms and conditions it deemed fit relating to the exercise of the options and, specifically, to extend the exercise period and increase the purchase price of the shares.

Exercising the powers granted by the aforementioned Stockholders' Meeting, on April 17, June 9 and 29, August 30 and November 13, 2000, the Board of Directors assigned new stock options to executives and employees.

Subsequently, on April 26, 2001, the Board of Directors, exercising the powers granted by the Stockholders' Meeting on April 17, 2000, decided to extend the stock option Plan to all TPI employees who met the preestablished requirements. The Plan was extended in accordance with the periods, terms and conditions of the Plan in force, and the exercise price was set at €5.

On June 2, 2001, the Stockholders' Meeting ratified, in the terms in which it was performed, the assignment of options carried out to implement the Plan after the Stockholders' Meeting on April 17, 2000, and, specifically, with respect to the persons who have the status of executive director and senior executive, as provided for in Additional Provision Fifteen of the Securities Market Law.

Also, on June 2, 2001, the Stockholders' Meeting resolved to empower Board of Directors to assign, in order to implement and develop the stock option Plan in force, at the proposal of the Appointments and Compensation Committee, up to the limit of the total number of options under the Plan, additional options to executive directors and senior executives, under the following terms and conditions:

- Number of options to be delivered: a maximum of 450,000 options will be delivered to each executive director or senior executive.

- Option exercise price: the option exercise price will be the lower of the closing market price of the Telefónica Publicidad e Información, S.A. shares on the day on which the options are granted or the weighted average market value of the Telefónica Publicidad e Información, S.A. shares on the 20 calendar days immediately preceding the day on which the options are granted.

- Term: the options will have a term of four years from the date on which they are granted and can be exercised partially at the same rate as that envisaged in the stock option Plan in force.

As of December 31, 2001, 750 persons were participating in the Plan, one of whom is an executive director of the company and six are general managers or similar.

e) *Terra Networks, S.A. stock option plan*

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the Stock Option Plan approved.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved by the Stockholders'

Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, through the assignment of options to executives and employees who were already beneficiaries of the stock option Plan, in addition to the assignment of options to new employees who had joined the Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these financial statements, the Board of Directors had not implemented the extension of the option exercise period.

As of December 31, 2001, options on 9,600,246 shares had been assigned to Group employees, executives and directors, of which 2,311,863 relate to the First Phase of the Plan and the remainder to the Second Phase. The average stock option exercise price is €11.45.

As of December 31, 2001, the Group's executives and directors held 1,924,215 stock options under the Terra Networks, S.A. Stock Option Plan, the average exercise price of which was €16.50.

f) Terra Networks, S.A. stock option plan resulting from the acquisition of the stock option plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the stock option plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. stock option plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos Virginia, Inc. and contributed in the exchange, together with the other shares of Lycos Virginia, Inc. As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos Virginia, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos Virginia, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos Virginia, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos Virginia, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos Virginia, Inc.

As of December 31, 2001, the employees, executives and directors of Lycos had exercised 14,110,082 options, and 35,324,581 options had been committed at an average exercise price of US$ 18.50.

As of December 31, 2001, the directors and executives of Lycos held stock option rights on 10,692,652, derived from the Lycos stock option Plans set up prior to the acquisition of Lycos by Terra. The average exercise price of the stock options granted to executives and directors derived from the Lycos Plan is US$ 18.62.

More specifically, the directors hold 8,267,026 options on Terra Networks, S.A. shares derived from the Lycos Plans, the average exercise price of which is US$ 19.49, with the price fluctuating between a minimum of US$ 6.28 and a maximum of US$ 30.41.

As of December 31, 2001, the directors held 8,717,026 options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Plans, the average exercise price of which is €21.70.

g) Telefónica, S.A. stock option plan aimed at executives of Endemol ("EN-SOP Program")

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment on a Telefónica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

This Program consists of the grant to the beneficiaries (all the Endemol Group's permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The total number of options to be delivered each year will be determined by dividing €27.500.000 euros by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. hold the Meeting calling the Annual Stockholders' Meeting.

The option exercise price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, in the form of shares or cash.

In order to cover each annual grant of options, it was provided that Telefónica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the purchase options on Telefónica, S.A. shares.

Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of €18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out (see Note 11).

As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefónica, S.A. shares. The total cost of the coverage amounted to €2.92 million.

Under the EN-SOP Program, in 2001 1,294,440 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of €19.2898 per share (annual reference value). 976 persons are participating in the Program.

Other interest on accounts payable and similar expenses and revenues from other securities and loans

The detail of the "Other Interest on Accounts Payable and Similar Expenses" and "Revenues from Other Securities and Loans" captions is as follows:

Millions of Euros

	12/31/01	12/31/00
Debentures, bonds and other marketable debt securities	933.50	797.96
Loans and credits	692.44	1,260.19
Other	362.08	85.29
Total other financial expenses	**1,988.02**	**2,143.44**
Associated companies	15.38	24.60
Other companies	419.81	466.99
Total other financial revenues	**435.19**	**491.59**

Exchange differences

The detail of the exchange losses charged to income is as follows:

Millions of Euros

	12/31/01	12/31/00
Adjustment of loans	1,342.51	171.82
Continuing operations	664.57	242.44
Translation losses (Note 4-b)	19.80	57.98
	2,026.88	**472.24**

As a result of the devaluation of the Argentine peso (see Note 2-d), exchange losses amounting to €528.76 million were recorded.

€716.44 million of the exchange gains recorded in 2001 relate to the adjustment of loans.

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

Millions of Euros

	12/31/01	12/31/00
Prior years' revenues	65.74	85.45
Indemnity payments for breach of contract	63.07	54.71
Insurance settlement consortium	14.04	6.70
Gain on sale of shares	—	2.04
Recovery of taxes and supplier indemnity payments	—	60.98
Allocation of deferred revenues to income (Note 13)	172.16	—
Provisions for treasury stock (Note 4-i)	106.87	—
Other extraordinary revenues earned in the year	349.12	54.27
	771.00	**264.15**

The "Other Extraordinary Revenues" caption includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

Extraordinary expenses and losses

Millions of Euros

	12/31/01	12/31/00
Supplementary pension payments to retired employees (Note 14)	85.10	413.45
Provision for contingencies	50.67	304.33
Preretirements and early retirements (Note 14)	375.87	1,197.12
Write-offs of goodwill and administrative concessions (Note 5)	249.00	804.05
Provisions for treasury stock (Note 4-i)	—	133.15
Fraud suffered and court claims	98.56	—
Other extraordinary expenses	457.81	1,285.92
	1,317.01	**4,138.02**

The "Other Extraordinary Expenses" caption includes extraordinary expenses incurred by the numerous Telefónica Group companies, including most notably permanent diminutions in value of fixed assets, fines and penalties, prior years´ losses, etc. Also, in accordance with accounting legislation, this caption also includes, due to the extraordinary nature of these expenses, indemnity payments paid to senior executives for termination of contracts for services, for the amounts established therein, subject to approval by the Board of Directors' Appointments and Compensation Committee.

Losses on fixed assets

This caption includes net amounts of €62.24 million and €99.08 million as of December 31, 2001 and 2000, respectively, recorded as a result of the dismantling of Telefónica de España's plant for network digitalization (see Note 7).

21. Directors' compensation and other benefits

The compensation of the directors of Telefónica, S.A. is regulated by Article 28 of the Company's Corporate Bylaws, the current wording of which was approved through a resolution adopted by the Company's Board of Directors on April 7, 2000.

Accordingly, the aforementioned Article 28 of the Corporate Bylaws now reads as follows:

"Article 28." - Compensation.

1. The directors' compensation shall consist of a set monthly payment and of attendance fees for attending meetings of the Board of Directors and of its standing and advisory committees. The amount of the compensation the Company can pay its directors as a whole in both connections shall be equal to 0.50% of the net income obtained by the Consolidated Group in the immediately preceding year. The Board of Directors shall be responsible for defining the exact amount to be paid within this limit and for distributing it among the directors.

2. In addition, independently from the compensation described in the preceding paragraph, it is planned to establish director compensation systems tied to the share market price of the shares or involving the assignment of shares or stock options. The application of these compensation systems must be agreed upon by the Stockholders' Meeting, which shall define the reference share value, the number of shares to be assigned to each Director, the option exercise price, the duration of this compensation scheme and any other conditions they deem fit.

Also, subject to compliance with legal requirements, similar compensation systems may be established for executive or non-executive Company employees.

3. The compensation systems described above for members of the Board of Directors shall be compatible with the other compensation received by directors, either in their professional capacity or as employees, for any other executive or advisory functions discharged by them for the Company other than the supervisory and Board decision duties specific to their position as Directors, which shall be subject to the applicable legal regime."

The members of the Board of Directors of Telefónica, S.A. earned €10.04 million and €10.37 million in 2001 and 2000, respectively.

The breakdown of these amounts in 2001 and 2000 is as follows:

Millions of Euros

	2001	2000
Salaries (1) (3)	3.62	3.44
Variable compensation (1) (3)	2.41	3.16
Attendance fees (2)	3.74	3.45
Compensation in kind	0.27	0.32
Total	**10.04**	**10.37**

(1) Fixed and variable compensation received by the members of the Board of Directors of Telefónica, S.A. with executive duties. The figures include all the amounts received by these directors, whether they were paid by Telefónica, S.A. or by other Group companies.

(2) This item includes not only the attendance fees received by the directors in their capacity as members of the Board of Directors of Telefónica, S.A., but also those received by them in their capacity as members of the Board of Directors of the other Telefónica Group companies.

(3) The amount for 2001 includes €0.81 million paid by Telefónica, S.A. and allocated to other Group companies.

Telefónica's pension and life insurance commitments to directors with executive duties arise solely from their status as employees and amounted to €0.03 million in 2001 and €0.04 million in 2000.

The cost for the Telefónica Group of the compensation plans linked to share market price in which certain executive directors are participating (see Note 20) amounted to €1.26 million in 2001 and €1.11 million in 2000.

22. Other information

a) Litigation in progress

Telefónica, S.A. and its Group companies are party to various civil, labor, administrative, tax and antitrust lawsuits. The Company considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group's economic and financial position or solvency.

These lawsuits include most notably a court proceeding in progress contesting the resolutions adopted by the Special Stockholders' Meeting of Telefónica, S.A. on February 4, 2000.

The aforementioned proceeding has been filed by a stockholder who owns 300 shares of the Company and is based on the purported contravention of this stockholder's right to information, on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of pre-emption rights in capital increases.

The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the possible implementation of the company resolutions approved by the Stockholders' Meeting and contested in this court proceeding.

Also, another lawsuit has been filed contesting the resolutions adopted by the Special Stockholders' Meeting of Telefónica, S.A. on June 15, 2001.

This proceeding was brought by virtue of a complaint filed by the stockholder who contested the resolutions adopted by the Stockholders' Meeting on February 4, 2000, as indicated above.

By filing this new complaint contesting the corporate resolutions, the objective of the stockholder concerned is to have the resolutions adopted by the Stockholders' Meeting in relation to the points on the Agenda indicated below declared null and void: point I (approval of the financial statements for 2000 and of the Board of Director's conduct of business in that year); point X (capital increase for the acquisition of the shares of various Mexican cellular companies owned by Motorola); and point XII (capital increase to cover the Company's stock option plan for Endemol employees).

The aforementioned proceeding is based on the purported contravention of this stockholder's right to information and on the purported contravention of the rules for disapplication of pre-emption rights in capital increases.

The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that complaint filed against the aforementioned resolutions adopted by the Stockholders' Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

Regard should also be had to a complaint filed with the State Courts of New Jersey (USA) by International Discount Telecommunications Corporation (IDT) against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc. and Lycos, Inc. seeking the payment of damages amounting to approximately US$ 6,600 million.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

After the complaint had been filed, IDT modified its complaint by eliminating all explicit reference to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

The Company is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefónica or for Terra and that, if it were, the economic and financial impact on the Telefónica Group would not be material.

It should also be noted that in 2001 International Discount Telecommunications Corporation (IDT) filed a request for arbitration against Telefónica Internacional, S.A. at the American Arbitration Association (AAA).

This request is based on the purported breach of a memorandum of understanding entered into by IDT and Telefónica Internacional on August 11, 1999. IDT is seeking in its complaint damages of no less than US$ 2,000 million, as well as fulfillment of the aforementioned memorandum of understanding.

The Company is convinced that the outcome of the arbitration proceeding resulting from the complaint filed will not be unsatisfactory for Telefónica Internacional and that, if it were, the economic and financial impact on the Telefónica Group would not be material.

Lastly, the Company reiterates that in connection with the other lawsuits and claims filed against various Telefónica Group companies for different amounts, the risk that these companies will be ordered to pay the amounts claimed will not affect the Group's solvency.

b) Commitments

Agreements with Iberdrola

On April 5, 2001, Telefónica and Iberdrola entered into an agreement whereby Telefónica, after having obtained the necessary prior regulatory authorizations, would acquire all the shares owned by the Iberdrola Group of the Brazilian telecommunications operators of which the Telefónica and Iberdrola Groups were stockholders, as consideration for which the Iberdrola Group would receive shares of Telefónica, S.A. The transaction falls within the framework of the Telefónica Group's strategy of increasing its ownership interests in the operators which it manages, and it intends to subsequently transfer these assets to the respective lines of business, particularly to Telefónica Móviles.

Since the necessary prior regulatory authorizations were obtained, on December 14, 2001, the transaction was carried out substantially in full, except in respect of the Brazilian telecommunications operator Tele Leste Celular Participações, S.A.

The Iberdrola Group's ownership interest in Tele Leste Celular Participações, S.A. is expected to be transferred to Telefónica, S.A. before the end of 2002.

Agreements with Portugal Telecom

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., of the one part, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., of the other, entered into an agreement to group together all their wireless telephony businesses in Brazil. Accordingly, they undertook to contribute, to a newly-formed company (a subsidiary 50% owned by each of the two Groups), after the relevant regulatory authorizations had been obtained, all the Groups' wireless telephony assets in Brazil. Also, under this agreement, the two parties expressed their interest in increasing their reciprocal shareholdings, subject to compliance with the applicable statutory and bylaw requirements.

Since the Brazilian regulator authorized the initial contribution of 19.99% of the common shares of the Brazilian operators owned by the two Groups, these operators are currently being valued so that the definitive documents for the implementation of the agreement can be formalized.

Agreements with Mesotel

On August 2, 2001, Telefónica Móviles, S.A. entered into a share exchange agreement with Mesotel de Costa Rica, S.A. Under this agreement, Mesotel de Costa Rica, S.A. undertook to transfer to Telefónica Móviles, S.A. in 2002 all its shares of certain Central American companies, which will enable Telefónica Móviles to indirectly increase its ownership interest in the following operators: Telefónica del Salvador, S.A. de C.V. (to 90.3%) and Telefónica Centroamérica Guatemala, S.A. (to 100%).

In exchange, Telefónica Móviles, S.A. agreed to deliver, within certain specified time periods, a total of 21,890,226 common shares of Telefónica Móviles, S.A.

Telefónica Internacional

1) On December 22, 1992, Telefónica International Holding B.V. entered into a stockholders' agreement with the Puerto Rico Telephone Authority (ATPR) to regulate their relations with Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), and acquired a 15% holding in the latter, plus a purchase option on the remaining 85%. Pursuant to the agreement, on May 21, 1999, Telefónica announced its intention to exercise this purchase option on 85% of the capital stock of TUPR. The option cannot be exercised until the mandatory procedural formalities with the FCC (U.S. Federal Communications Commission) have been carried out. The deadline for exercising the option is December 22, 2002.

2) On February 4, 2000, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephone business in Puerto Rico through a new company (Newcomm). Under the agreement, TLD was given an option to acquire a 50.1% holding in Newcomm. TLD has expressed its intention to exercise this option, which it will do by entering into a share purchase agreement for shares representing 0.2% of Newcomm's capital stock and the conversion of a promissory note representing the remaining 49.9%.

3) On October 12, 2001, Telefónica CTC Chile, S.A. granted to two other stockholders of Sonda S.A. a purchase option, exercisable at any time prior to June 30, 2005, on 60% of that company's capital stock currently owned by CTC. The price will be set in accordance with the process provided for in the related agreement and will be paid in cash.

4) Telefónica Argentina, S.A. and Alto Palermo, S.A. each have 50% ownership interests in E-Commerce Latina, S.A. The two stockholders have undertaken to make an irrevocable capital contribution of US$ 12 million, of which Telefónica Argentina, S.A. must pay 75%.

Emergia

Pursuant to an agreement dated September 29, 2000, between Telefónica, S.A. and the Tyco Group, if as of December 31, 2002, Emergia Holding, N.V. has not initiated the proceedings required to launch a public offering of shares on the New York Stock Exchange, Tyco will be entitled to sell to Telefónica, or to a Telefónica subsidiary, the full amount of its holding in Emergia Holding, N.V. The price payable by the buyer will be the amount of the disbursements made by Tyco to acquire its holding in Emergia Holding, N.V.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group's Spanish and international call center business.

The transaction agreed on consists of: (i) the initial contribution by Telefónica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Liner, S.A. These contributions will entail the transfer to Atento of all the BBVA Group's Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries. BBVA's ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento in 2002.

The agreement referred to in this section is expected to be executed in the first half of 2002.

Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media (now Grupo Admira Media) acquired 6,478 shares of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed. There are different options with respect to the execution of the guarantees so that statutory requirements such as limitation of percentage of ownership can be met.

Vía Digital

The commitments in connection with this investment are as follows:

1) Certain of the commitments acquired with regard to the acquisition of audiovisual rights by the investee DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) are guaranteed by Grupo Admira Media, S.A., through the provision of a guarantee of €9.02 million plus the related variable consideration.

2) As a result of the loan granted by a syndicate of banks to DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), Grupo Admira Media, S.A. has undertaken to contribute or guarantee the contribution of funds to Vía Digital for a maximum amount of €500 million as a participating loan or capital increase if: i) Vía Digital could not draw down any amount against the loan as a result of noncompliance with the terms of the loan agreement; ii) Vía Digital could not

settle the loan repayments or the related interest; or iii) the borrower entered into any of the situations whereby the loan became repayable early.

Through December 31, 2001, Grupo Admira Media, S.A. had paid €271.4 million in this connection.

3) Telefónica has provided to third parties, including other stockholders of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefónica a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock.

4) As a result of the agreement for the acquisition of the audiovisual rights relating to the Soccer World Cup in Japan and Korea in 2002, Grupo Admira Media, S.A. has assumed commitments totaling 248,246,800 Swiss francs.

Euroleague Basketball, S.L.

Under a framework contract dated August 24, 2000 (amended on November 14, 2001), regulating the exploitation of audiovisual rights on the European basketball competition, the "Euroleague", Grupo Admira Media, S.A. has provided a guarantee to Euroleague Basketball, S.L., the company assigning the rights, for up to US$ 27.4 million for the 2001/2002 season, US$ 25 million for the 2002/2003 season and US$ 20 million for the remainder, if Euroleague Marketing, S.L., a 70%-owned investee of Grupo Admira Media, S.A., does not obtain the minimum level of revenues required to meet the related payment obligations.

If Euroleague Marketing, S.L. can make the payments relating to the first season, Grupo Admira Media, S.A. will recover the amounts paid in this connection.

Audiovisual Sport

Grupo Admira Media, S.A. has provided a bank guarantee to secure payment of 40% of the syndicated loan of €300.51 million granted by several finance entities to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Fútbol, S.L., a Grupo Admira Media subsidiary.

Hispasat

Grupo Admira Media, S.A. has undertaken to sell 7,796 shares of Hispasat, S.A. to Eutelsat and EADS Casa for approximately €22.75 million.

Financial guarantees

Telefónica, S.A. has provided to Ipse 2000, which holds the Italian UMTS license, guarantees securing financial transactions totaling €712.87 million, mainly to secure its financing commitments relating to the accounts payable due to the acquisition of the license.

It is not necessary to record any contingent liability in the accompanying consolidated financial statements in connection with the aforementioned commitments.

23. Subsequent events

Capital increase in progress with a charge to reserves

February 2002 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on June 15, 2001, and which the Board of Directors resolved to carry out at its Meeting on December 19, 2001.

The capital increase was carried out through the issuance of 93,438,317 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €93,438,317 to €4,765,354.202. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 13, 2002, and registered in the Mercantile Register on February 19, 2002.

Also, on February 13, 2002, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 30, 2002, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on June 15, 2001, through the issuance of 95,307,084 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2002, and the new shares will foreseeably be admitted to official listing in mid-April 2002.

Acquisition of HighwayOne Germany

In early February 2002 Telefónica DataCorp acquired the German company HighwayOne Germany, one of the leading ADSL broadband service providers for corporate customers in Germany, whose current range of services includes broadband Internet access, traditional voice services and value-added services, such as virtual private networks, firewall solutions, web-hosting and e-mail management services.

The acquisition of HighwayOne Germany complements the acquisition of Mediaways in 2001, making it possible for the latter to become the most attractive broadband alternative to Deutsche Telecom in the German market.

Modification of Telefónica's holding in CANTV

On February 1, 2002, the Stockholders' Meeting of Venworld Telecom C.A. resolved to dissolve and liquidate this company. When the liquidation process has been completed, Telefónica Internacional, S.A., through Telefónica Venezuela Holding B.V., will own approximately 7% of the shares of Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV).

Acquisition of the directories business in Perú

In February 2002, the Group company Telefónica Publicidad e Información, S.A. (TPI-Páginas Amarillas) acquired in full for US$ 31.2 the directories business owned by Telefónica del Perú, which is the leading publisher of directories in Peru with a market share of 80% in 2001.

As part of this transaction, TPI and Telefónica del Perú established a contractual framework for the publishing and marketing of "White Pages" telephone directories, in similar terms to those established in the past by TPI and Telefónica de España.

Ipse 2000, S.p.A.

The stockholders of Ipse 2000, S.p.A., through the signing of agreements, decided to apply a business model based on the preparation of a marketing campaign to coincide with the commercial availability of UMTS technologies and services in Italy. The Company's activities will make it possible to study new strategies and the exploitation of commercial developments in the Italian market. Based on the aforementioned agreements, Ipse 2000, S.p.A. revised its budget for 2002 and, its business plan. The company will be financed with loans from stockholders, which is why the grant of a loan by the Telefónica Móviles Group for a maximum amount of €250 million was approved.

Devaluation of the Argentine peso

As indicated in Note 2-d, the Telefónica Group, acting on the ICAC recommendation to apply a reference exchange rate of US$ 1/1.7 pesos, included in these consolidated financial statements the effect of the devaluation of the Argentine peso. The effect of using more recent exchange rates (those prevailing as of February 20, 2002, were €1/1.8477 pesos and US$ 1 /2.0735 pesos) on the consolidated statement of income and "Translation Differences in Consolidation" amounts to €103.86 and €363.15 million, respectively.

This additional effect and any that might arise in the future will have an effect on the consolidated financial statements for 2002.

24. Consolidated statements of changes in financial position

APPLICATION OF FUNDS	12/31/01	12/31/00	SOURCE OF FUNDS	12/31/01	12/31/00
– Funds applied in operations	—	—	**– Funds obtained from operations**	11,615.74	9,233.32
– Start-up and debt arrangement expenses	783.10	717.46			
– Fixed asset additions			**– Stockholder contributions**		
a) Intangible assets	1,650.09	13,111.99	a) Capital increase	32.64	—
b) Property and equipment	6,770.80	8,016.64	b) Additional paid-in capital	130.51	—
c) Long-term financial investments	2,923.82	3,698.79	c) Minority interests	158.18	4,862.91
– Deferred tax assets	1,582.81	7.90			
– Deferred tax liabilities	655.03	—	**– Deferred revenues**	—	139.37
– Dividends	121.87	550.58			
– Deferred revenues	21.73		**– Long-term deferred tax liabilities**	—	1.89
			– Long-term debt	8,781.66	8,124.17
– Repayment or transfer of long-term debt	6,153.88	1,771.15	**– Fixed asset disposals**		
			a) Intangible assets	90.13	52.40
– Provisions	888.73	1,637.64	b) Property and equipment	401.17	390.40
			c) Long-term financial investments	1,080.11	3,250.02
– Decrease in working capital due to acquisition of holdings	216.21	—	**– Increase in working capital due to disposal of holdings**	158.90	36.14
		—	**– Increase in working capital due to inclusion of subsidiaries**	—	894.38
– Variation in working capital due to translation differences	—	1,053.12	**– Variation in working capital due to translation differences**	493.70	—
TOTAL FUNDS APPLIED	**21,768.07**	**30,565.27**	TOTAL FUNDS OBTAINED	**22,942.74**	**26,985.00**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	**1,174.67**	—	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	—	**3,580.27**
	22,942.74	**30,565.27**		**22,942.74**	**30,565.27**

VARIATIONS IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	12/31/01	12/31/00	DECREASE IN WORKING CAPITAL	12/31/01	12/31/00
– Due from stockholders for capital calls	2.25	—	– Due from stockholders for capital calls	—	—
– Inventories	—	315.44	– Inventories	37.41	—
– Accounts receivable	—	1,465.08	– Accounts receivable	934.35	—
– Accounts payable	5,576.42	—	– Accounts payable	—	10,473.34
– Short-term financial investments	—	4,699.64	– Short-term financial investments	3,311.28	—
– Cash	—	579.54	– Cash	143.74	—
– Accrual accounts	22.78	—	– Accrual accounts	—	166.63
TOTAL	**5,601.45**	**7,059.70**	TOTAL	**4,426.78**	**10,639.97**
VARIATION IN WORKING CAPITAL	—	3,580.27	VARIATION IN WORKING CAPITAL	1,174.67	—
	5,601.45	**10,639.97**		**5,601.45**	**10,639.97**

The reconciliation of the balances in the consolidated statements of income to the funds obtained from operations is as follows:

Millions of Euros

	12/31/01	12/31/00
Income	2,106.81	2,504.81
Income (Loss) attributable to minority interests	(271.01)	120.64
Income of associated companies	376.49	161.35
	2,212.29	2,786.80
Add:		
Dividends of companies carried by the equity method	8.52	25.15
Period depreciation and amortization	7,373.98	6,960.78
Provision for property and equipment	24.95	—
Amortization of debt arrangement expenses	55.43	75.21
Amortization of goodwill in consolidation	841.62	500.58
Amortization of other deferred charges	55.41	291.16
Write-off of goodwill	249.00	804.05
Provision for diminution in value of financial investments	68.85	87.27
Exchange differences	313.60	1.80
Undepreciated plant dismantled	62.24	117.94
Provision for inventory adjustment	9.24	11.33
Period provisions	404.85	2,224.29
Provisions to technical reserves of insurance companies	61.56	42.98
Deferred interest	291.77	113.60
Deferred tax liabilities and other	1,479.55	—
Property and equipment and intangible assets	164.91	140.81
Financial provision and supplementary pension payments to retired employees	61.59	89.94
Loss on disposal of consolidated companies	—	19.07
Less:		
Gain on disposal of property and equipment and intangible assets	29.29	53.58
Capital subsidies	80.03	77.16
Nonrefundable third-party contributions	53.15	84.45
Long-term deferred tax assets and liabilities	—	225.20
Gain on disposal of consolidated companies	302.69	3,926.27
Fixed asset provisions used	668.41	613.89
Other provisions used	1,026.91	81.88
Other	(12.75)	(2.99)
Funds obtained from operations	**11,615.74**	**9,233.32**

25. Explanation added for translation to english

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Contribution of the Group companies to the consolidated financial statements

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2001 and 2000, was as follows:

Millions of Euros

	12/31/01		12/31/00	
COMPANIES	TO RESERVES	TO TRANSLATION DIFFERENCES	TO RESERVES	TO TRANSLATION DIFFERENCES
Fonditel Group	20.94	—	15.03	(0.02)
Atento Group	(94.06)	19.10	19.17	(7.41)
Casiopea Group	45.33	0.79	32.61	0.22
Comet Group	(6.16)	—	(6.11)	—
Telefónica DataCorp Group	(65.58)	(49.02)	(34.25)	(1.03)
Telefónica de España Group	102.21	(0.01)	(105.06)	—
Telefónica Internacional Group	906.52	(2,703.90)	973.06	(856.46)
Admira Media Group	(875.13)	(188.23)	(228.23)	9.63
Telefónica Publicidad e Informac. Group	47.73	(1.18)	28.93	(0.99)
Telefónica Móviles Group	3,597.32	(354.80)	90.04	(48.63)
Terra Networks Group	(355.71)	(45.90)	427.81	(43.39)
Venturini Group	(0.84)	—	0.90	—
Inmobiliaria Telefónica	(0.29)	—	(1.42)	—
Playa de Madrid	0.34	—	0.17	—
Taetel	10.81	—	9.27	—
Telefónica Europe B.V.	3.76	0.02	1.69	0.01
Telfisa	1.37	—	0.93	—
Tidsa	32.17	—	31.38	—
Urbana Ibérica	0.55	—	0.55	—
Katalyx Group	(69.54)	(0.93)	—	1.50
Emergia Group	7.73	(5.21)	—	8.04
Telefónica and associated companies	19,145.79	50.98	18,931.79	(43.98)
Total Telefónica Group	**22,455.26**	**(3,278.29)**	**20,188.26**	**(982.51)**
Intercompany fixed asset transactions	(94.08)	—	(120.72)	—
Total contribution	**22,361.18**	**(3,278.29)**	**20,067.54**	**(982.51)**

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Communicapital Inversiones, S.A.U. (SPAIN) (*) (**) (1) *Global telecommunications fund* *Gran Vía, 28 - 28013 Madrid*	100.00%		100.00%	6.00	(32.10)	–	(9.98)	6.00	C.	6.00
Communicapital Gestión, S.A.U. (SPAIN) (*) (**) (1) *Global telecommunications fund* *Gran Vía, 28 - 28013 Madrid*	100.00%		100.00%	0.06	–	–	–	0.06	I.G.	–
CAFITEL, S.L. (SPAIN) (**) *Granting of loans, guarantees and financial assistance to the Telefónica Group* *Alcalde Mandillo Tejero, 8 - Edificio Simón Bolivar - Santa Cruz de Tenerife*	100.00%		100.00%	0.01	–	–	–	0.01	C.	0.01
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3) *Reinsurance* *73, Rue du Fort Neipperg - L-2230 Luxembourg*	100.00%		100.00%	2.99	7.24	–	–	2.99	I.G.	–
Pléyade Peninsular Correduría de Seguros del Grupo Telefónica, S.A. (SPAIN) (3) *Distribution, promotion or preparation of insurance contracts, operating as a broker* *Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid*	16.67%	83.33%	100.00%	0.36	1.28	–	2.00	0.36	I.G.	–
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (3) *Life insurance, pensions and health insurance* *Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid*	21.33%	78.67%	100.00%	11.12	33.92	–	8.27	11.78	I.G.	–
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		3.78%								
Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3) *Promotion of business initiatives and disposition of marketable securities* *Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid*	100.00%		100.00%	3.99	(0.05)	–	(0.06)	10.10	I.G.	–
Cleon, S.A. (SPAIN) (3) *Property development* *Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid*		50.00%	50.00%	8.23	(0.43)	–	(0.09)	4.12	I.G.	–
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3) *Pension fund management* *Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid*	77.22%	3.78%	81.00%	15.70	23.64	–	7.66	12.71	I.G.	–
Playa de Madrid, S.A. (SPAIN) (*) (**) (12) *Distribution of all manner of goods, operation of sporting and hospitality facilities* *Complejo Deportivo y Social Playa de Madrid, Km. 1,700 carretera de El Pardo - 28035 Madrid*	100.00%		100.00%	0.48	0.84	–	0.52	0.32	I.G.	–
Taetel, S.L. (SPAIN) (*) (**) (1) *Acquisition, holding and disposal of shares and ownership interests in other companies* *Beatriz de Bobadilla, 3 - 28040 Madrid*	100.00%		100.00%	28.25	10.81	(0.75)	1.17	28.25	I.G.	–
Telefonía y Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (3) *Integrated cash management, counseling and financial support for Group companies* *Gran Vía, 30 - 4ª Plta. - 28013 Madrid*	100.00%		100.00%	3.01	3.38	–	2.07	12.62	I.G.	–
Telefónica B2B Licencing, Inc. (USA)	100.00%		100.00%	0.01	–	–	–	0.01	I.G.	–
Telefónica B2B, Inc. (U.S.A.) (9) *B2B e-commerce* *1001 Brickell Bay Drive - Miami, Florida 33131*	100.00%		100.00%	0.01	(70.37)	–	(30.28)	0.01	I.G.	–
Katalyx, Inc. (USA) *Administrative management services* *1221 Brickell Avenue - Miami, Florida*		100.00%	100.00%	–	(21.13)	–	(0.98)	–	I.G.	–
Katalyx España, S.L. (SPAIN) *Administrative management services* *Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid*		100.00%	100.00%	0.01	(2.70)	–	(1.12)	0.01	I.G.	–
Katalyx Argentina, S.A. (ARGENTINA) *Administrative management services* *Bouchard, 680 - Buenos Aires*		100.00%	100.00%	0.01	(0.50)	–	(0.91)	0.01	I.G.	–
Katalyx Mexico, S.A. de C.V. (MEXICO) *Administrative management services* *Boulevard Avila Camacho, 24 - Mexico D.F.*		100.00%	100.00%	0.01	(1.66)	–	0.11	0.01	I.G.	–
Katalyx Brasil, Ltd. (BRAZIL) *Administrative management services* *Rua Joaquim Floriano, 1052 - São Paulo*		100.00%	100.00%	0.86	(1.17)	–	0.05	0.86	I.G.	–
Adquira, Inc. (USA) *E-commerce* *1221 Brickell Avenue - Miami, Florida*		100.00%	100.00%	–	(19.81)	–	(2.95)	–	I.G.	–
Adquira Argentina, S.L. (ARGENTINA) *E-commerce* *Bouchard, 680 - Buenos Aires*		100.00%	100.00%	4.32	(3.17)	–	(2.72)	4.32	I.G.	–
Adquira Mexico, Ltd. (MEXICO) *E-commerce* *Boulevard Avila Camacho, 24 - Mexico D.F.*		100.00%	100.00%	5.24	(1.76)	–	(2.08)	5.24	I.G.	–
Adquira Brasil, Ltd. (BRAZIL) *E-commerce* *Rua Joaquim Floriano, 1052 - São Paulo*		97.00%	97.00%	5.91	(2.91)	–	(2.77)	5.91	I.G.	–

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Katalyx SIP, Llc. (USA)		100.00%	100.00%	–	(1.68)	–	(0.68)	–	I. G.	–
E-commerce financial services										
1221 Brickell Avenue - Miami, Florida										
Mercador, S.A. (BRAZIL)		54.00%	54.00%	13.24	(3.34)	–	(1.99)	19.08	E.M.	4.79
E-commerce										
Rua Joaquim Floriano, 1052 - São Paulo										
Hotelnet b2b, S.A.		12.25%	12.25%	0.11	11.80	–	(0.39)	1.68	C.	1.68
E-commerce										
Katalyx Food Service, Llc (USA)		100.00%	100.00%	–	(1.42)	–	(1.82)	–	I. G.	–
E-commerce										
1221 Brickell Avenue - Miami, Florida										
Katalyx Food Service España, S.L. (SPAIN)		100.00%	100.00%	0.01	0.01	–	(2.12)	0.01	I. G.	–
E-commerce										
Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid										
Katalyx Food Service Argentina, S.R.L. (ARGENTINA)		100.00%	100.00%	0.01	0.12	–	(1.42)	0.01	I. G.	–
E-commerce										
Bouchard, 680 - Buenos Aires										
Katalyx Food Service Mexico, S.R.L. de C.V. (MEXICO)		100.00%	100.00%	–	(0.04)	–	(1.78)	–	I. G.	–
E-commerce										
Boulevard Avila Camacho, 24 - Mexico D.F.										
Katalyx Transportation, Llc. (USA)		100.00%	100.00%	–	2.36	–	(0.94)	–	I. G.	–
E-commerce										
1221 Brickell Avenue - Miami, Florida										
Katalyx Transportation España, S.L. (SPAIN)		100.00%	100.00%	0.01	0.01	–	(1.50)	0.01	I. G.	–
E-commerce										
Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid										
Katalyx Transportation Argentina, S.R.L. (ARGENTINA)		100.00%	100.00%	0.01	0.01	–	(0.04)	0.01	I. G.	–
E-commerce										
Bouchard, 680 - Buenos Aires										
Katalyx Transportation Mexico, Llc. (MEXICO)		100.00%	100.00%	–	(0.06)	–	(3.00)	–	I. G.	–
E-commerce										
Boulevard Avila Camacho, 24 - Mexico D.F.										
Katalyx Transportation Brasil, Ltd. (BRAZIL)		100.00%	100.00%	–	(0.18)	–	(1.30)	–	I. G.	–
E-commerce										
Rua Joaquim Floriano, 1052 - São Paulo										
Katalyx Cataloguing, Inc. (USA)		100.00%	100.00%	–	(3.21)	–	(1.75)	–	I. G.	–
E-commerce and cataloging										
1221 Brickell Avenue - Miami, Florida										
Katalyx Cataloguing España, S.L. (SPAIN)		100.00%	100.00%	0.01	–	–	(0.50)	0.01	I. G.	–
E-commerce and cataloging										
Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid										
Katalyx Cataloguing Argentina, S.R.L. (ARGENTINA)		100.00%	100.00%	0.01	0.16	–	(0.41)	0.01	I. G.	–
E-commerce and cataloging										
Bouchard, 680 - Buenos Aires										
Katalyx Cataloguing Mexico, S.R.L. de C.V. (MEXICO)		100.00%	100.00%	–	–	–	(0.07)	–	I. G.	–
E-commerce and cataloging										
Boulevard Avila Camacho, 24 - Mexico D.F.										
Katalyx Cataloguing Brasil, Ltd. (BRAZIL)		100.00%	100.00%	–	(0.01)	–	(0.16)	–	I. G.	–
E-commerce and cataloging										
Rua Joaquim Floriano, 1052 - São Paulo										
Katalyx Construction, Inc. (USA)		100.00%	100.00%	0.01	(4.72)	–	(0.75)	0.01	I. G.	–
1221 Brickell Avenue - Miami, Florida										
Katalyx Construction Argentina (ARGENTINA)										
Telefónica Consultora de Proyectos, S.A. (SPAIN) (*) (**) (2)	**100.00%**		**100.00%**	**10.82**	**(1.70)**	**–**	**(0.71)**	**9.11**	**I. G.**	**–**
Teleassistance and value-added services										
Condesa de Venadito, 1 - 28027 Madrid										
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	0.90	0.99	–	(0.22)	3.58	I. G.	–
Security services and systems										
Condesa de Venadito, 1 - 28027 Madrid										
Telefônica Engenharia de Segurança (BRAZIL)		99.99%	99.99%	0.20	0.14	–	0.54	0.19	I. G.	–
Telefónica Consultora y Servicios, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	0.30	0.82	–	(0.11)	0.63	I. G.	–
Network and administration outsourcing										
Condesa de Venadito, 1 - 28027 Madrid										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (9)	**100.00%**		**100.00%**	**1,023.67**	**2,107.12**	**(820.58)**	**1,077.03**	**3,033.86**	**I.G.**	**–**
Telecommunications services in Spain										
Gran Vía, 28 - 28013 Madrid										
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (12)		100.00%	100.00%	13.73	(3.78)	–	0.02	10.72	I.G.	–
Consulting services for companies in the communications and IT industries										
General Perón, 38 Master II - 17ª Plta. - 28020 Madrid										
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3.01	0.01	–	0.17	1.35	E.M.	1.56
Systems engineering and telecommunications in port areas										
Avda. de Partenón, 10 Campo de las Naciones - 28042 Madrid.										
Bitel Baleares Innovación Telemática, S.A. (SPAIN) (6)		39.00%	39.00%	2.50	(0.95)	–	(0.09)	0.69	E.M.	0.57
Provison of services and systems engineering in the IT and communications fields										
Paseo Marítimo, 38 A - 07005 Palma de Mallorca										
Incatel (SPAIN)		40.00%	40.00%	0.30	(0.02)	–	0.03	0.03	E.M.	0.03
Provision of multimedia services										
Cebrián, 3 - 35003 Las Palmas de Gran Canaria										
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (7)		30.77%	30.77%	0.78	2.21	–	(0.19)	0.17	E.M.	0.93
Systems engineering and marketing of advanced services										
Correos, 1 - 46002 Valencia										
Madrid 112, S.A. (SPAIN) (6)		24.50%	24.50%	6.01	(0.94)	–	(0.19)	1.36	E.M.	1.16
Emergency services and citizen advice in the Autonomous Community of Madrid										
Carretera de La Coruña, Km. 22 - Las Rozas - Madrid										
Fitex (SPAIN)		24.50%	24.50%	0.60	(0.13)	–	(0.02)	0.19	E.M.	0.13
Software research and development										
Carlos Callejo, 37 - 10001 Cáceres										
SEMCA (SPAIN)		20.00%	20.00%	0.75	(0.07)	–	(0.02)	0.12	C	0.12
Emergency services in the Autonomous Community of Cantabria										
Casimiro Sainz, 4 - Santander										
ATENET (SPAIN)		16.00%	16.00%	0.75	(0.35)	–	(0.25)	0.12	C	0.12
Teaching via computer systems										
C/ Jorge Juán, 32										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	0.60	C	0.60
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (3)		100.00%	100.00%	2.76	26.55	–	(2.46)	12.47	I.G.	–
Promotion, marketing and distribution of telephone and telematic equipment and services										
Plaza Descubridor Diego de Ordás, 3 - Pta. 4ª - 28003 Madrid										
Telyco Maroc, S.A. (MOROCCO)		54.00%	54.00%	0.60	(0.02)	–	(0.04)	0.32	I.G.	–
Promotion, marketing and distribution of telephone and telematic equipment and services										
88 Bd Aldelmoumen - Casablanca										
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1.20	57.38	–	10.46	64.12	I.G.	–
Installation of public telephones										
Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid										
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	0.12	–	–	0.04	0.06	E.M.	0.08
Consulting, installation and operation of telecommunications services										
Parque industrial y de servicios de Mairena del Aljarafe - Sevilla										
Andalucía Digital Multimedia, S.A. (SPAIN)		24.00%	24.00%	12.02	(3.28)	–	(4.98)	8.89	E.M.	0.90
Development of the audiovisual industry in Andalucía										
Edificio Azul, Parque Tecnológico de Andalucía - Málaga										
Iniciativas de Mercados Interactivos, S.A.U. (SPAIN)		20.00%	20.00%	0.45	31.75	–	(4.62)	7.64	E.M.	4.57
Development of telecommunications activities and, in particular, in the B2B sector										
Avda. de Manoteras, 12 - 28050 MADRID										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	27.62	C	27.62
Telefónica Cable, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	26.81	(4.44)	–	(3.67)	29.58	I.G.	–
Cable telecommunications services										
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid										
Telefónica Cable Cantabria, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.60	(0.38)	–	–	0.52	I.G.	–
Cable television systems and value-added services										
La Milagrosa, 2 - 39001 Santander										
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.60	(0.08)	–	(0.04)	0.56	I.G.	–
Cable television systems and value-added services										
Santiago Ramón y Cajal, 13 - Mahón - Menorca										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Telefónica Cable Asturias, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Gral. Elorza, 8 - 33001 Oviedo*		100.00%	100.00%	0.60	0.04	–	0.02	0.61	I. G.	–
Telefónica Cable Euskadi, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Gregorio de la Revilla, 27 - 48010 Bilbao*		100.00%	100.00%	0.32	(0.11)	–	–	0.52	I. G.	–
Sociedad General de Cablevisión Cádiz, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Santa María Soledad, 6 - 11006 Cádiz*		100.00%	100.00%	0.60	–	–	0.01	0.56	I. G.	–
Telefónica Cable Galicia, S.A. (SPAIN) *Cable television systems and value-added services* *Ronda de Outerio, 1-3 - A Coruña*		70.00%	70.00%	0.60	0.06	–	0.01	0.43	I. G.	–
Telefónica Cable Aragón, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Vía Universitas, 10 - Zaragoza*		100.00%	100.00%	0.60	(0.05)	–	–	0.50	I. G.	–
Sociedad General de Cablevisión Málaga, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Hilera, 2 - 29007 Málaga*		100.00%	100.00%	0.60	0.05	–	0.01	0.61	I. G.	–
Telefónica Cable Murcia, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *San Antón, 4 - 30005 Murcia*		100.00%	100.00%	0.40	(0.13)	–	–	0.53	I. G.	–
Telefónica Cable La Rioja, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *San Millán, 3 - 26004 Logroño*		100.00%	100.00%	0.60	(0.28)	–	–	0.61	I. G.	–
Telefónica Cable Valencia, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *San Vicente, 148 - 46007 Valencia*		100.00%	100.00%	1.20	(0.59)	–	0.01	1.15	I. G.	–
Telefónica Cable Castilla la Mancha, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Cuesta de Carlos V, 5 - Toledo*		100.00%	100.00%	0.60	0.03	–	0.03	0.61	I. G.	–
Telefónica Cable Balears, S.A. (SPAIN) (*) (**) *Cable television systems and value-added services* *Federico García Lorca, 2 - 07014 Palma de Mallorca*		100.00%	100.00%	0.35	(0.11)	–	(0.01)	0.51	I. G.	–
Telefónica Cable Catalunya, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Avda. Icaria, 136 - 08805 Barcelona*		90.00%	90.00%	0.06	(0.02)	–	(0.01)	0.91	I. G.	–
Telefónica Cable Andalucía, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Graham Bell, 5 - 41010 Sevilla*		73.00%	73.00%	6.01	(0.93)	–	0.02	4.33	I. G.	–
Telefónica Cable Navarra, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Monasterio Oliva, 9 - 31011 Pamplona*		89.00%	89.00%	0.50	(0.17)	–	0.01	0.67	I. G.	–
Telefónica Cable Extremadura, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Plza. de la Soledad, 2 - 06001 Badajoz*		61.00%	61.00%	0.60	0.06	–	0.01	0.37	I. G.	–
Telefónica Cable Madrid, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Virgilio, 12 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid*		90.00%	90.00%	0.47	(0.16)	–	–	0.43	I. G.	–
Telefónica Cable Castilla y León, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Avda. de los Reyes Católicos, 38 - 09005 Burgos*		51.00%	51.00%	6.01	(0.79)	–	0.02	3.08	I. G.	–
Sociedad General de Cablevisión Canarias, S.A. (SPAIN) (1) *Cable television systems and value-added services* *Alcalde Mandillo Tejera, 8 - 38007 Santa Cruz de Tenerife*		51.00%	51.00%	1.23	(1.15)	–	–	0.58	I. G.	–
Telefónica Internet, S.A. (SPAIN) (**) ***Internet access provider*** ***Gran Vía, 28 - 28013 Madrid***	**100.00%**		**100.00%**	**0.06**	**–**	**–**	**–**	**0.06**	**I. G.**	**–**
Terra Networks, S.A. (SPAIN) (1) (9) ***Provision and operation of telecommunications services*** ***Nicaragua, 54 - 08029 Barcelona***	**37.03%**	**0.60%**	**37.63%**	**1,242.53**	**4,880.55**	**–**	**(566.30)**	**2,756.12**	**I. G.**	**–**
Maptel Networks, S.A.U. (SPAIN) (**) *Design, development, implementation and marketing of digital cartography* *Rosario Pino, 5 - 28020 Madrid*		100.00%	37.63%	1.50	–	–	0.01	1.37	I. G.	–

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Lycos Virginia, Inc. (U.S.A.) (9)		100.00%	37.63%	3.06	1,667.48	–	(315.96)	2,881.32	I. G.	–
Worldwide portal services										
400-2 Totten Pond Road - Waltham, MA 02451 - Massachusetts										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	63.23	E.M.	238.11
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	42.70	C.	42.70
Terra Networks Perú, S.A.C. (PERU) (1)		99.99%	37.63%	2.04	32.41	–	(9.34)	47.82	I. G.	–
Internet-access provider and portal										
Los Sauces, 374 - Torre Roja - San Borja - Lima										
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (9)		100.00%	37.63%	86.38	166.37	–	(110.93)	308.14	I. G.	–
Holding company										
Antonio L. Rodriguez 1884, Monterrey - Nuevo Leon										
Terra Networks Mexico, S.A. De C.V. (MEXICO) (1) (9)		99.99%	37.63%	5.10	207.16	–	(94.67)	109.44	I. G.	–
Internet-access provider, portal and real-time financial information provider										
Ciudad de Monterrey - Nuevo Leon										
Terra Networks USA, Inc. (U.S.A.) (1) (9)		100.00%	37.63%	7.50	(97.60)	–	(39.55)	67.47	I. G.	–
Holding company										
1201 Hays Street, Tallahassee - Florida										
Terra Networks Operation, Inc. (U.S.A.)		100.00%	37.63%	0.01	(0.28)	–	(100.41)	0.01	I. G.	–
Development and management of Terra's business in U.S.A										
1201 Brickell Avenue Suite 700 - 33.131 Miami - Florida										
Terra Networks Sales (U.S.A.)		100.00%	37.63%	0.01	–	–	0.01	0.01	I. G.	–
Terra Networks Financial Services USA Llc. (U.S.A.)		100.00%	37.63%	0.01	39.60	–	1.16	39.59	I. G.	–
Deremate.com, Inc. (USA)		29.50%	11.10%	–	–	–	–	50.50	E.M.	5.64
Internet content and e-commerce										
1018 Centre Road, Wilmington - Delaware										
Terra Networks Guatemala, S.A. (GUATEMALA) (1)		100.00%	37.63%	8.49	(2.26)	–	(3.89)	13.85	I. G.	–
Internet-access provider and portal										
C/ Diagonal, 6 Edificio Las Margaritas II - Ciudad de Guatemala										
Terra Networks El Salvador, S.A. (EL SALVADOR)		99.99%	37.63%	0.01	N/D	N/D	N/D	0.01	I. G.	–
Development of the Internet service in El Salvador										
Nuevo San Salvador										
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)		100.00%	37.63%	0.00	–	–	(0.01)	10.08	I. G.	–
Design of communications products										
Plaza de Canalejas, 3 - 28014 Madrid										
Corporation Real Time Team, S.L. (SPAIN) (9)		35.16%	13.23%	0.02	N/D	N/D	N/D	12.40	E.M.	–
Development, programming, advertising and consulting on the Internet										
Almirante, 16 - Madrid										
Terra Networks Venezuela, S.A. (VENEZUELA)		100.00%	37.63%	5.02	7.61	–	(6.11)	16.89	I. G.	–
Development of the Internet business in Venezuela										
Caracas - Venezuela										
Telefónica Interactiva Brasil, Ltda. (BRAZIL) (1) (9)		99.99%	37.63%	202.90	(113.93)	–	(134.93)	393.74	I. G.	–
Holding company										
Rua de Consolaçao, 247, 6° - São Paulo										
Terra Networks Brasil, S.A. y subsidiarias (BRAZIL) (1) (9)		100.00%	37.63%	394.05	(146.23)	–	(131.43)	365.20	I. G.	–
Internet-access provider and portal										
Porto Alegre										
Terra Networks Asociadas, S.L. (SPAIN)		100.00%	37.63%	0.01	–	–	–	0.01	I. G.	–
Holding company										
Avda. Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid										
Iniciativas Residenciales en Internet, S.A. (ATREA) (SPAIN)		50.00%	18.82%	N/D	N/D	N/D	N/D	1.44	C.	1.44
Terra Mobile, S.A. (SPAIN) (9)		20.00%		1.92	(71.12)	–	(101.50)	26.52	I. G.	–
Terra Networks España, S.A. (SPAIN) (12)		100.00%	37.63%	8.12	(2.62)	–	(111.76)	76.47	I. G.	–
Provider of Internet-access under the Teleline brand name										
Julián Camarillo, 6, 2ª P. - 28037 Madrid										
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO)		18.00%								
Terra Networks Colombia Holding, S.A. (COLOMBIA)		8.30%								
Terra Networks Guatemala, S.A. (GUATEMALA)		1.66%								
Ifigenia Plus, S.L. (SPAIN)		100.00%	37.63%	0.14	0.62	–	(0.15)	11.95	I. G.	–
Culture and education software										
Plaza Alonso Martínez, 3 - Madrid										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Educaterra, S.L. (SPAIN)		100.00%	37.63%	0.06	–	–	–	0.06	I. G.	–
Terra Lycos Intangibles, S.A. (SPAIN) (1)		100.00%	37.63%	0.06	0.01	–	–	0.06	C.	0.06
Inactive company										
Avda. Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid										
Terra Networks Chile Holding Limitada (CHILE) (1) (9)		99.99%	37.63%	93.48	(26.39)	–	(17.26)	93.48	I. G.	–
Holding company										
C/ Moneda, 970, piso 12 - Santiago										
Terra Networks Chile, S.A. (CHILE) (1)		100.00%	37.63%	32.33	(23.91)	–	(11.05)	71.44	I. G.	–
Internet-access provider and portal										
C/ Moneda, 970, piso 12 - Santiago										
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	37.63%	39.47	(16.40)	–	(16.09)	39.54	I. G.	–
Internet-access provider and portal										
Tucumán, 1, piso 17 - Ciudad de Buenos Aires										
Ordenamiento de Links Especializados, S.L. (SPAIN)		100.00%	37.63%	6.00	(2.42)	–	0.64	18.03	I. G.	–
Spanish-language Internet browser										
Nicaragua, 54 - Barcelona										
OLE de Contenidos Interactivos, S.A. (SPAIN)		100.00%	37.63%	0.09	0.15	–	(0.23)	6.01	I. G.	–
Gathering, preparation and dissemination of all kinds of information										
Advertising Quality, S.L. (SPAIN)		100.00%	37.63%	0.01	–	–	–	0.01	C.	0.01
Telematic media advertising and IT projects										
Paseo de la Castellana, 210 - 28046 Madrid										
Red Universal de Marketing y Bookings On-Line, S.A. (SPAIN)		50.00%	18.82%	9.00	2.86	–	(6.91)	7.50	E.M.	2.07
Tourism, passenger transport and hospitality services through the Internet										
Proción 1 y 3 La Florida - Madrid										
Terra Networks Uruguay (URUGUAY)		100.00%	37.63%	1.47	0.97	–	(1.69)	5.06	I. G.	–
Internet-access provider and portal										
Pje. Peat. Cont. Echevarriarza nº 3535 Torres del Puerto A 11300 Montevideo										
Terra Networks Maroc. (MOROCCO)		100.00%	37.63%	0.01	N/D	N/D	N/D	0.02	C.	0.02
Inactive company										
Azeler Automoción, S.A. (SPAIN)		50.00%	18.82%	1.80	6.62	N/D	N/D	4.23	E.M.	2.77
Motoring portal										
Terra Networks Caribe (REPÚBLICA DOMINICANA)		99.98%	37.63%	1.03	(0.01)	–	(0.84)	1.29	I. G.	–
Portal										
Fantino Falco nº 24, Edif. J. Baez, 1er Piso, Santo Domingo										
Terra Networks Games, Co. (U.S.A.)		100.00%	37.63%	N/D	N/D	N/D	N/D	0.10	C.	0.10
Terra Global Management, Inc. (U.S.A.)		100.00%	37.63%	0.01	–	–	0.01	0.10	I. G.	–
Corporate management in USA										
Terra Networks Intangibles, S.A. (SPAIN)		100.00%	37.63%	0.66	13.67	–	(0.12)	19.29	I. G.	–
Intangible asset holding and operating company										
Gran Vía, 28 - Madrid										
Terra Networks LATAM, S.A. (SPAIN)		100.00%	37.63%	251.78	33.75	–	(326.87)	41.25	I. G.	–
Foreign securities holding company										
Avda. Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid										
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1)		100.00%	37.63%	0.03	24.33	–	(9.86)	27.92	I. G.	–
Holding company										
Avda. 100 nº 7-33 Torre 11 Of.301, Santa Fé de Bogotá										
Terra Networks Colombia , S.A. (La Ciudad.com)(COLOMBIA) (1)		65.00%	24.46%	0.69	6.18	–	(4.62)	26.66	I. G.	–
Portal										
Avda. 100 nº 7-33 Torre 11 Of.301, Santa Fé de Bogotá										
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL)		100.00%	37.63%	N/D	N/D	N/D	N/D	0.01	C.	0.01
Inactive company										
Avda. Arriaga, 73-2º andar, sala 112 - Freguesia de Se, Concelho do Funchal										
UNO-E Bank, S.A. (SPAIN)		49.00%	18.44%	36.06	44.58	–	(34.78)	160.43	E.M.	22.47
On line banking										
Bumeran Participaciones, S.L. (SPAIN)		83.60%	31.46%	5.67	10.33	–	(7.82)	12.17	I. G.	–
Vertical employment and human resources portal										
Avda. Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid										
Inversis Networks, S.A. (SPAIN)		9.00%	3.39%	24.04	–	–	–	5.84	C.	5.84
Computer and telematic systems and software										
Terra Meta4 (SPAIN)		50.00%	18.82%	2.40	2.57	–	(3.62)	5.02	E.M.	0.69
Corporate portal										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
One Travel.com, Inc. (USA)		27.73%	10.44%	0.01	2.48	–	(8.58)	15.99	E.M.	–
Travel reservations portal										
A tu Hora, S.A. (SPAIN)		50.00%	18.82%	7.18	2.21	–	(2.88)	6.59	E.M.	3.25
E-commerce										
Avda. de Europa, 24 - Parque empresarial La Moraleja - Madrid										
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1) (9)	**100.00%**		**100.00%**	**2,016.29**	**35.49**	**–**	**(214.41)**	**493.48**	**I.G.**	**–**
Provision and operation of telecommunications services										
Gran Vía, 28 - 28013 Madrid										
Telefónica Data Mexico (MEXICO) (1)		37.11%								
Telefónica Data Mexico Holding (MEXICO) (1)		94.71%	94.71%	22.87	3.50	–	(0.02)	23.65	I.G.	–
Global Telecommunication services										
Mexico										
Telefónica Data Mexico (MEXICO) (1)		45.66%	92.23%	44.21	(4.34)	–	(15.44)	50.83	I.G.	–
Global Telecommunication services										
Sierra Santa Rosa, 61 - Lomas de Chapultepec - 11.650 Mexico DF										
Telefónica Data Holding, S.L. (*) (**)(SPAIN) (1)		100.00%	100.00%	65.25	(47.80)	–	(23.96)	65.25	I.G.	–
Holding company										
Gran Vía, 28 - Madrid										
Telefónica Data Mexico (MEXICO) (1)		11.88%								
European Telecom International GmbH (AUSTRIA) (1)		100.00%	100.00%	0.07	26.94	–	(29.43)	77.81	I.G.	–
Alternative telecommunications operator										
Floragasse 7, A-1040 - Viena										
Telefónica Data Colombia, S.A. (COLOMBIA) (1)		50.01%	50.01%	9.53	2.45	–	(4.06)	2.31	I.G.	–
Global Telecommunication services										
Santa Fé de Bogotá										
Rey Moreno, S.A. (COLOMBIA) (1)		50.00%	50.00%	N/D	N/D	N/D	N/D	11.11	I.G.	–
Global Telecommunication services										
101 AN 28-3F Santa Fé de Bogotá										
Telefónica Data Brasil, S.A. (BRAZIL) (1)		100.00%	100.00%	249.87	(7.28)	–	(1.76)	249.62	I.G.	–
Telecommunications services										
Rua da Consolaçao, 247 - 6 - São Paulo										
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1)		99.99%	99.99%	0.01	0.41	–	0.11	0.02	I.G.	–
Telecommunications services										
Avda. Las Palmas, 3° - 1050 Caracas										
Telefónica Data Canadá, Inc. (CANADA) (1)		100.00%	100.00%	0.01	–	–	–	0.01	I.G.	–
Telecommunications services										
Telefónica Data Caribe (SPAIN)		10.00%								
Telefónica Data USA (USA) (1)		100.00%	100.00%	30.41	(0.79)	–	(23.02)	29.70	I.G.	–
Telecommunications services										
1221 Brickell Avenue - 33131 Miami - Florida										
Telefónica Data Licencing (USA)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	C.	–
Instrumentality company										
1221 Brickell Avenue - 33131 Miami - Florida										
Telefónica Data Business Commerce, Inc. (USA)		100.00%	100.00%	N/D	N/D	N/D	N/D	0.01	C.	0.01
Instrumentality company										
Telefónica Data Uruguay, S.A. (URUGUAY) (1)		100.00%	100.00%	0.12	(2.52)	–	(6.92)	0.13	I.G.	–
Provision and operation of telecommunications services										
Ituzaingo, 1393 Plta.3° - 11.000 Montevideo										
Telefónica Data Atlas, S.A. (MOROCCO)		59.86%	59.86%	300 m.DH	N/D	N/D	N/D	0.02	C.	0.02
Provision and operation of telecommunications services										
Tour Bmce, Rond Point Hassan II - Casablanca										
Telefónica Data Caribe (*) (**) (SPAIN) (1)		90.00%	100.00%	0.06	–	–	–	0.05	I.G.	–
Global Telecommunication services										
Beatriz de Bobadilla, 14 - 28040 Madrid										
Telefónica Data Cuba (CUBA)		50.00%	50.00%	14.92	–	–	–	7.81	C.	7.81
Provision and operation of telecommunications services										
Agencia de Certificación Electrónica, S.A. (SPAIN) (2)		85.00%	85.00%	5.31	(1.89)	–	(2.21)	4.91	I.G.	–
Development of "Electronic notary" business through SET technology										
Sor Angela de la Cruz, 3 - 28020 Madrid										
Atlanet, S.p.a. (ITALY) (1)		34.00%	34.00%	120.57	169.47	–	(82.65)	170.74	I.G.	–
Telecommunications services										
Via Mario Bianchini, 60 - 00142 Roma										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
Ipse - 2000 (ITALY) (1)		12.00%	4.08%	635.35	1,700.36	–	(64.92)	280.49	E.M.	276.72
Telefónica Data Perú (PERU) (1)		97.07%	97.07%	31.25	2.57	–	1.09	18.16	I. G.	–
Telefónica Servicios Financieros (PERU)		100.00%	97.07%	N/D	N/D	N/D	N/D	N/D	I. G.	–
Telefónica Servicios Internet (PERU)		100.00%	97.07%	N/D	N/D	N/D	N/D	N/D	I. G.	–
Telefónica Data Argentina (ARGENTINA) (11)		97.92%	97.92%	108.79	(28.04)	–	(27.50)	97.55	I. G.	–
Tyssa, Telecomunicaciones y Sistemas, S.A. (ARGENTINA) (11)		80.00%	98.34%	4.36	0.12	–	(17.57)	0.19	I. G.	–
Intelsat		N/D	N/D	N/D	N/D	N/D	N/D	1.38	C.	1.38
Telefónica Data Brasil Holding (BRAZIL)		86.61%	86.61%	113.04	(12.74)	–	(1.00)	N/D	I. G.	–
Telefónica Empresas (BRAZIL)		100.00%	86.61%	127.97	79.60	–	(13.61)	191.89	I. G.	–
Telefónica Data España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	100.00%	39.26	82.89	–	35.59	130.81	I. G.	–
Data transmission										
Beatriz de Bobadilla, 18 - 28040 Madrid										
Telefónica Sistemas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	8.43	19.61	–	(13.04)	30.18	I. G.	–
Systems engineering, networks and telecommunications infrastructure										
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid										
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	0.01	(0.01)	–	(0.22)	0.01	I. G.	–
Telecommunications systems and equipment engineering										
Guatemala										
Telefónica Ingeniería de Comunicaciones, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1.71	(0.66)	–	(0.05)	0.55	I. G.	–
Management and marketing of networks										
Goya, 4 - 28001 Madrid										
Telefónica Sistemas El Salvador, S.A. de C.V. (EL SALVADOR) (1)		100.00%	100.00%	0.03	(0.25)	–	0.27	0.02	I. G.	–
Provision of engineering and systems services										
San Salvador										
T.S. Telefónica Sistemas de Portugal, S.A. (PORTUGAL) (8)		87.50%	99.99%	N/D	N/D	N/D	N/D	0.26	E.M.	0.26
Communications systems equipment engineering										
Praça de Albalade, 6 - 2º A-1 - 1700 Lisboa										
Interdomain, S.A. (SPAIN) (*) (**) (12)		100.00%	100.00%	0.30	0.19	–	0.16	0.38	I. G.	–
Fernando El Santo, 15 - 28.010 Madrid										
Segur Virtual (SPAIN) (3)		49.00%	49.00%	3.49	(1.24)	–	(1.52)	1.59	E.M.	(0.21)
Virtual insurance market research										
Plaza de la Lealtad, 4 - 28014 Madrid										
Gestión del Conocimiento, S.A. (SPAIN) (1)		24.00%	24.00%	0.18	0.81	–	(0.32)	0.19	E.M.	0.32
Consulting and installation of Virtual Campuses for teaching										
Avda. Tibidabo, 39-43 - Barcelona										
Casertel (SPAIN) (3)		15.00%	15.00%	3.01	(0.01)	–	–	0.45	C	0.45
Virtual insurance marketing										
Plaza de la Lealtad, 4 - 28014 Madrid										
Euroinfomarket, S.A. (SPAIN)(1)		5.00%	5.00%	3.01	(0.20)	–	(0.38)	0.15	C	0.15
MediaWays GMBH Internet Services (GERMANY)	**100.00%**		**100.00%**	**62.53**	**2.73**	–	**(2.46)**	**1,535.58**	**I. G.**	–
Provision and operation of telecommunications services										
Hülshorstweg, 30 - 33415 Verl										
MediaWays U.K. (UNITED KINGDOM)		100.00%	100.00%	–	(0.06)	–	(4.35)	–	I. G.	–
Paderlinx (GERMANY)		100.00%	100.00%	0.05	0.08	–	0.08	1.74	I. G.	–
Grupo Admira Media , S.A. (ESPAÑA) (*) (**) (1) (9)	**100.00%**		**100.00%**	**2,163.60**	**(950.77)**	–	**(347.23)**	**2,241.88**	**I. G.**	–
Organization and operation of activities and businesses relating to multimedia services										
Paseo de la Castellana, 141 - 28046 Madrid										
Euroleague Marketing, S.L. (SPAIN) (1)		70.00%	70.00%	0.06	(11.71)	–	(5.78)	0.04	I. G.	–
Exploitation of rights of the basketball Euroleague										
Paseo de la Castellana, 141 - 28046 Madrid										
Fieldy, B.V. (NETHERLANDS) (9)		51.00%	51.00%	0.05	17.45	–	(6.97)	42.44	I. P.	–
Record label, audiovisual distribution and event organization										
Locatellikade, 1 1076 A-Z - Amsterdam										
Lideres Enterteinment Group, Inc. (USA)		49.00%	49.00%	0.01	(0.25)	–	0.84	19.96	I. P.	–
Management and marketing of artists rights										
3191 Coral Way - Miami										
Telefónica Sport, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.06	(0.01)	–	(1.30)	0.06	I. G.	–
Management and use of audiovisual rights in any media										
Paseo de la Castellana, 141 - 28046 Madrid										
Telefónica Media Internacional y de Contenidos, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.60	–	–	(2.46)	13.56	I. G.	–
Operator of media services in Latin America										
Gran Vía, 28 - 28013 Madrid										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

DEPENDENT COMPANIES AND THEIR HOLDINGS

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Telefónica Media Internacional y de Contenidos USA, Inc. (USA) *Operator of media services in the USA* *1221 Brickell Av. - Miami*		100.00%	100.00%	21.50	(16.88)	–	(3.28)	20.93	I. G.	–
Telefónica Media Argentina, S.A. (ARGENTINA) (1) *Holdings in businesses of areas related to media* *Tucumán, 1 Pta.17º - Buenos Aires*		100.00%	100.00%	203.64	(18.34)	–	(4.84)	453.19	I. G.	–
AC Inversora, S.A. (ARGENTINA) (1) (9) *Holdings in free-to-air television channels*		100.00%	100.00%	104.91	(70.09)	–	(22.81)	–	I. G.	–
Azul Tv (Telearte, S.A.) (ARGENTINA) (1) *Management of public T.V. Service* *Conde, 50 - C1426AYB - Buenos Aires*		50.00%	50.00%	204.08	(138.91)	–	(124.89)	30.42	E.M.	4.00
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (9) *Free-to-air television and radio* *Tucumán, 1 Pta.20 - Buenos Aires*		100.00%	100.00%	492.26	(453.02)	–	(347.49)	–	I. G.	–
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	1.02
Torneos y Competencias, S.A. (ARGENTINA) (3) *Television producer and advertising agency* *Balcarce 510 - Buenos Aires*		20.00%	20.00%	33.11	89.44	–	1.98	81.81	E.M.	15.13
Admira Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1) *Audiovisual telecommunications services of all kinds* *Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid*		100.00%	100.00%	6.01	16.33	–	5.22	8.37	I. G.	–
Cadena Voz de Radiodifusión, S.A. (SPAIN) (*) (**) *National chain of radio stations* *Concepción Arenal, 11-13 - A Coruña*		100.00%	100.00%	0.60	(0.76)	–	(0.11)	10.69	I. G.	–
Telefónica Medios de Comunicación, S.A. (SPAIN) (*) (**) (1) *Holding of shares of companies in the media industry* *Paseo de la Castellana, 141 - 28046 Madrid*		100.00%	100.00%	21.20	(0.01)	–	(12.42)	92.18	I. G.	–
Gestora de Medios Audiovisuales de Fútbol, S.L. (SPAIN) (*) (**) (1) *Soccer rights* *Paseo de la Castellana, 141 - 28046 Madrid*		100.00%	100.00%	50.33	(0.01)	–	(14.39)	278.43	I. G.	–
Audiovisual Sport, S.L. (SPAIN) (3) *Holder of soccer rights* *Avda. Diagonal, 477 Pº. 7º - Barcelona*		40.00%	40.00%	124.80	(60.52)	–	(21.35)	113.99	E.M.	17.12
Famosos, Artistas, Músicos y Actores, S.A. (SPAIN)		100.00%	100.00%	0.06	0.22	–	(0.19)	6.64	I. G.	–
Hispasat, S.A. (SPAIN) (2)		17.34%	17.34%	110.06	36.17	–	19.02	20.81	E.M.	28.65
Uniprex, S.A. (SPAIN) (*) (**) (1) *Concession and operation of concessions for radio broadcasting stations* *José Ortega y Gasset, 22 - Madrid*		100.00%	100.00%	6.20	(14.16)	–	(11.09)	308.36	I. G.	–
Servicios de Teledistribución, S.A. (S.T. HILO) (SPAIN) (*) (**) (12) *Supply of services in the teledistribution industry* *Luchana, 23, 1º - 28010 Madrid*		100.00%	100.00%	1.26	3.67	–	(1.77)	1.79	I. G.	–
DTS Distribuidora de Televisión Digital, S.A. (SPAIN) (1) *Digital satellite T.V. Services* *Virgilio, 2 - Edificio 1 - Ciudad de la Imagen (*) - 28223 Madrid.*		48.63%	48.63%	164.37	(54.60)	–	(334.30)	409.61	E.M.	(109.08)
Interocio Games, S.A. (SPAIN) *Leisure-related technology for dissemination* *Paseo de la Castellana, 141 - 28046 Madrid*		50.00%	50.00%	1.50	(0.01)	–	0.01	0.75	E.M.	0.75
Producciones Multitemáticas, S.A. (SPAIN) (*) (**) (12) *Production, distribution, sale and purchase and operation of television and film productions* *Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid.*		100.00%	100.00%	12.02	(3.83)	–	(4.80)	12.02	I. G.	–
Factoría de Contenidos Digitales, S.A. (SPAIN) (*) (**) (12) *Interactive audiovisual content* *Jorge Manrique, 12 - 28006 Madrid*		100.00%	100.00%	0.60	0.32	–	0.63	0.60	I. G.	–
Lola Films, S.A. (SPAIN) (1) (9) *Film production* *Velázquez, 12 - Madrid*		70.00%	70.00%	12.62	4.54	–	(11.87)	13.03	I. G.	–
Other holdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	–	C	0.07
Antena 3 de televisión, S.A. (SPAIN) (1) *Management of public and satellite T.V. service.* *Avda. Isla Graciosa, s.n. - San Sebastián de los Reyes - 28700 Madrid*		47.52%	47.52%	166.67	294.95	–	52.52	319.22	E.M.	244.31
Tick Tack Ticket, S.A. (SPAIN) (1) *Management, distribution and sale of tickets for shows and other events* *Almogávares, 183 - Barcelona*		47.50%	47.50%	0.49	4.89	–	(2.15)	6.01	E.M.	1.53

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
Patagonik Film Group, S.A. (ARGENTINA) (2)		30.00%	30.00%	2.95	(0.10)	–	0.14	8.58	E.M.	0.90
Production of audiovisual content										
Godoy Curz, 1540 - 1414 Buenos Aires										
Media Park, S.A. (SPAIN) (2)		25.00%	25.00%	13.39	77.60	–	(12.43)	63.11	E.M.	19.67
Production of audiovisual content										
Pol.Ind., nº1 c/Bullidor S/N - 08960 Sant Just Desvern - Barcelona										
Pearson Plc. (REINO UNIDO) (2) (9)		4.87%	4.87%	325.83	6,428.75	(267.65)	68.55	757.10	E.M.	319.34
Publishing										
3 Burlington Gardens, London W1X 1LE										
Endemol Entertainment Holding, N.V. (NETHERLANDS) (3) (9)	**99.35%**		**99.35%**	**0.79**	**75.51**	**–**	**(11.47)**	**838.03**	**I. G.**	**–**
Production of audiovisual content										
Bonairelaan, 4 - 1213 Vh Hilversum - Netherlands										
Other holdings (3)		N/A	N/A	N/A	N/A	N/A	N/A	–	E.M.	5.69
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (9)	**59.90%**		**59.90%**	**18.41**	**55.25**	**–**	**64.90**	**4.06**	**I. G.**	**–**
Publishing of directories and advertising in all types of media										
Avda. de Manoterus, 12 - 28050 MADRID										
Goodman Business Press, S.A. (SPAIN)		90.67%	54.31%	0.66	9.02	–	(0.10)	10.03	I. G.	–
Publishing of technical and professional publications in several industries										
Goya, 115 - Madrid										
Cernet, S.L. (SPAIN)		100.00%	54.31%	0.06	(0.02)	–	(0.07)	0.08	I. G.	–
Diffusion of computer communications networks and related services										
Claudio Coello, 76 - Madrid										
Iniciativas de Mercados Interactivos, S.A.U. (SPAIN)		20.00%	11.98%	0.45	31.75	–	(4.63)	3.17	E.M.	–
Development of telecommunications activities and, in particular, in the B2B sector										
Avda. de Manoteras, 12 - 28050 MADRID										
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN)		100.00%	59.90%	49.34	–	–	(0.02)	49.34	I. G.	–
Holding company										
Avda. de Manoteras, 12 - 28050 MADRID										
Directories Holding, B.V. (NETHERLANDS)		100.00%	59.90%	0.02	13.18	–	(0.01)	13.19	I. G.	–
Publiguias Holding (CHILE)		100.00%	59.90%	13.73	0.75	–	0.02	14.51	I. G.	–
Impresora y Comercial Publiguias, S.A. (CHILE) (4)		51.00%	30.55%	4.93	13.72	–	11.50	15.37	I. G.	–
Telephone directory and related products and telephone files business										
Avda. de Santa María, 792 - 4° - Providencia. Santiago de Chile										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	0.22	C.	0.22
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (2)		51.00%	79.55%	18.96	(9.90)	–	(28.78)	17.06	I. G.	–
Publishing of directories and advertising in the states of São Paulo and Rio Grande do Sul										
Av. Paulista 1106 - São Paulo										
Buildnet, S.A. (SPAIN) (2)		92.81%	55.59%	0.24	(0.28)	–	(0.08)	0.20	I. G.	–
Creation, development, management and provision of on-line services										
Claudio Coello, 76 - Madrid										
Guia Local Network, S.A. (BRAZIL) (15)		20.00%	11.98%	3.70	–	–	(2.93)	1.57	E.M.	7.09
City guide portal on the Internet										
Avda. Das Americas, 500 Bl. 6A - Rio de Janeiro										
Euredit, S.A. (FRANCE)		5.00%	2.99%	N/D	N/D	N/D	N/D	0.23	C.	0.23
Publication of European yearbooks										
Avda. Friedland, 9 - 75008 Paris (*)										
Venturini España, S.A. (SPAIN) (*) (**) (2)	**100.00%**		**100.00%**	**3.01**	**(0.25)**	**–**	**0.16**	**3.60**	**I. G.**	**–**
Printing, graphic arts and direct marketing										
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid										
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	0.18	0.04	–	–	0.20	I. G.	–
Direct marketing										
Vía Augusta, 117, 2° 1ª - 08006 Barcelona										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	0.01	C.	0.01
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (9)	**98.75%**	**1.25%**	**100.00%**	**7,381.66**	**(772.83)**	**–**	**1,274.88**	**8,148.10**	**I. G.**	**–**
Investment in the telecommunications industry abroad										
C/ Gran Vía, 28 - 28013 Madrid										
Telefónica Panamericana - MCI Holding, B.V. (NETHERLANDS) (1)		50.00%	50.00%	20 M.NLG	N/D	–	–	4.82	C.	4.82
Holding company										
São Paulo Telecomunicaçoes Holding, S.A. (BRAZIL)		96.52%	100.00%	2,783.23	(87.16)	–	98.12	3,393.18	I. G.	–
Telesp Participaçoes, S.A. - TELESP (BRAZIL) (1)		86.72%	86.72%	2,727.75	3,631.80	–	749.46	4,320.37	I. G.	–
Telefónica Ibero Americana, Ltda. (BRAZIL)		100.00%	100.00%	250.05	(13.52)	–	15.45	292.15	I. G.	–
Telefónica Finance Limited (ISLE OF MAN) (1)		100.00%	100.00%	0.01	60.81	–	–	0.01	I. G.	–
Finance										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
Telefónica del Perú Holding, S.A. (PERU) (1)		100.00%	100.00%	2,138.90	108.89	–	15.35	1,674.12	I.G.	–
Holding company										
Telefónica del Perú, S.A. (PERU) (14)		97.07%	97.07%	927.20	239.38	(32.09)	(21.75)	746.49	I.G.	–
Operator of local, long distance and internacional services in Peru										
Avda. Arequipa, 1155 Santa Beatriz - Lima										
Telefónica Publicidade e Informaçao, S.A. (BRAZIL)		49.00%								
Telefónica Internacional USA Inc. (USA)		100.00%	100.00%	0.01	0.14	–	0.45	0.01	I.G.	–
1221 Brickell Avenue suite 600 - 33131 Miami - Florida										
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	125.45	(26.85)	–	3.35	N/D	I.G.	–
Operator of telecommunications services										
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico										
Telecomunicaciones Ultramarinas de Puerto Rico (PUERTO RICO)		14.90%	14.90%	N/D	N/D	N/D	N/D	19.71	C.	19.71
Telecommunications operator										
P.O.Box 10955 - 00922-0955 San Juan de Puerto Rico										
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	709.46	667.26	–	11.45	417.16	I.G.	–
Holding company										
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	36.31	106.64	–	(0.01)	–	I.G.	–
Holding company										
Telefónica Internacional de Chile, S.A. (CHILE) (4)		100.00%	100.00%	17.70	965.20	–	0.61	–	I.G.	–
Holding company										
Compañía de Telecomunicaciones de Chile, S.A. (C.T.C.), (CHILE) (4)		43.64%	43.64%	1,225.43	939.47	–	7.02	–	I.G.	–
Operator of telecommunications services in Chile										
Avenida Providencia, 111 piso 29 Santiago de Chile										
Impresora y Comercial Publiguias, S.A. (CHILE) (4)		9.00%								
Compañía de Inver. en Telecomunicaciones, S.A.(ARGENTINA)		99.98%	99.98%	640.98	341.45	–	(24.59)	372.57	I.G.	–
Holding company										
Tucumán, 1 P-18 Buenos Aires										
Telefónica Holding de Argentina, S.A.		99.96%	99.96%	330.06	286.86	–	(13.27)	998.90	I.G.	–
Holding company										
Tucumán, 1 P-17 Buenos Aires										
Telefónica de Argentina, S.A. (ARGENTINA)		98.04%	98.04%	1,166.07	550.79	(197.95)	292.74	866.21	I.G.	–
Telecommunications operator in southern Argentina										
Presidente Perón, 949 - piso 7 - 1038 Buenos Aires										
Telefónica Móviles, S.A. (SPAIN)		21.63%								
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	0.02	36.51	–	47.23	N/D	I.G.	–
Holding company										
Venworld Telecom, C.A. (VENEZUELA) (13)		20.98%	20.98%	114,420 M.Bol.	N/D	N/D	N/D	N/D	E.M.	–
Holding company										
Cia. Anónima N. de Teléfonos de Venezuela, C.A.(CANTV) (VENEZUELA) (13)		32.94%	6.91%	2,245.92	4,032.68	–	116.76	N/D	E.M.	320.30
Telecommunications operator										
Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas										
Infonet Services Corporation (USA) (5)		14.30%	14.30%	1,192.37	(170.73)	–	30.30	N/D	E.M.	150.39
Operator of telecommunications services										
2100 East. Grand Avenue. El Segundo, California 90245 - 1022 USA										
Fandem, Ltd. (IRELAND)		100.00%	100.00%	0.11	0.01	–	(0.13)	0.08	I.G.	–
Holding company										
2 Harbour Master Place, Custom House Dock - Dublin										
Teléfonos de los Urales (TELUR) (RUSSIAN FEDERATION)		5.00%	5.00%	6 M.Rub.	N/D	N/D	N/D	0.32	C.	0.32
Telephone manufacturing										
Communication Technology, Inc. (USA)		100.00%	100.00%	–	2.91	–	0.11	18.66	I.G.	–
Provider of long distance telecommunications services										
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	20.21
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	C.	169.18
Zeleris España, S.A. (SPAIN) (*) (**)	**100.00%**		**100.00%**	**0.45**	**(0.37)**	**–**	**(1.19)**	**1.98**	**I.G.**	**–**
Provision of mail, directories and parcel distribution services										
C/ Gran Vía, 28 - 28.013 Madrid										
Atento Holding Telecomunicaciones, S.A. (SPAIN) (*) (**) (1)	**100.00%**		**100.00%**	**6.12**	**50.31**	**–**	**(6.61)**	**107.58**	**I.G.**	**–**
Holding company										
C/ Gran Vía, 28 - 28.013 Madrid										
Telepizza, S.A. (SPAIN)		4.89%	4.89%	N/D	N/D	N/D	N/D	102.02	E.M.	102.02
Atento Holding, Inc. (USA) (1) (9)	**100.00%**		**100.00%**	**0.01**	**232.02**	**–**	**(107.73)**	**282.71**	**I.G.**	**–**
Holding company										
1013 Center Road, Wilmington - Delaware										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
Atento Telecomunicaciones España, S.A. (SPAIN) (12)		100.00%	100.00%	1.38	30.82	–	6.71	30.05	I. G.	–
Services, promotion, marketing and market surveys relating to direct marketing										
Santiago de Compostela, 94 - 7º - 28035 Madrid										
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (12)		100.00%	100.00%	0.06	0.79	–	0.33	0.06	I. G.	–
Temporary employment agency										
Príncipe de Vergara,28 Madrid										
Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A. (SPAIN) (12)		100.00%	100.00%	0.60	0.23	–	(0.52)	0.81	I. G.	–
Information and communication systems for emergency situations										
Paseo Marítimo, 38 A - 1º E - 07014 Palma de Mallorca										
Atento Brasil, S.A. (BRAZIL) (9)		100.00%	100.00%	249.76	(49.27)	–	(30.80)	104.05	I. G.	–
Provision of call-center services										
Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 São Paulo										
Atento Puerto Rico Inc. (PUERTO RICO)		100.00%	100.00%	1.05	(7.80)	–	(0.73)	3.59	I. G.	–
Provision of call-center services.										
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968										
Atento Colombia, S.A. (COLOMBIA)		38.82%	99.98%	1.54	(1.63)	–	(2.57)	10.18	I. G.	–
Provision of call-center services.										
Santa Fé de Bogotá										
Atento Maroc, S.A. (MOROCCO)		99.95%	99.95%	0.07	(2.12)	–	(0.29)	0.08	I. G.	–
Provision of call-center services.										
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca										
Atento Argentina, S.A. (ARGENTINA)		100.00%	100.00%	0.28	0.37	–	(16.68)	0.29	I. G.	–
Provision of call-center services.										
Avda. de Mayo, 645 P.1º - Buenos Aires										
Atento Uruguay, S.A. (URUGUAY) (1)		100.00%	100.00%	0.26	0.01	–	(0.37)	–	I. G.	–
Provision of call-center services.										
Atento USA Inc (USA) (9)		100.00%	100.00%	0.01	(3.09)	–	(16.64)	4.85	I. G.	–
Provision of call-center services.										
1001 Brickell Bay Drive P. 32º - Miami - Florida 33131										
Atento Colombia, S.A. (COLOMBIA)		61.16%								
Atento Perú, S.A.C. (PERU)		100.00%	100.00%	8.90	2.84	–	(7.90)	18.85	I. G.	–
Provision of call-center services.										
C/ Jiron Camaná, 654 - 01 Lima										
Atento Centroamérica, S.A. (GUATEMALA) (9)		100.00%	100.00%	3.01	0.05	–	(2.09)	3.14	I. G.	–
Provision of call-center services.										
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala										
Atento de Guatemala, S.A. (GUATEMALA)		100.00%	100.00%	13.71	(6.58)	–	(2.10)	14.27	I. G.	–
Provision of call-center services.										
Ciudad de Guatemala										
Atento El Salvador, S.A. de C.V. (EL SALVADOR)		100.00%	100.00%	4.22	(2.73)	–	(0.19)	4.40	I. G.	–
Provision of call-center services.										
Ciudad de San Salvador										
Atento Guatemala Comercial, S.A. (GUATEMALA)		99.98%	99.98%	0.01	0.18	–	0.04	0.01	I. G.	–
Provision of call-center services.										
Ciudad de San Salvador										
Atento Holding Chile, S.A. (CHILE)		100.00%	100.00%	38.85	(1.15)	–	(1.47)	40.40	I. G.	–
Holding company										
Ciudad y Comuna de Santiago										
Atento Chile, S.A. (CHILE) (9)		93.08%	93.08%	21.73	(7.95)	–	0.81	18.87	I. G.	–
Provision of call-center services.										
Diagonal Paraguay, 386 - Santiago de Chile										
Nexcom (CHILE) (1)		99.99%	93.07%	1.73	(0.53)	–	(0.02)	1.22	I. G.	–
Provision of call-center services.										
Atento Educación, Ltda. (CHILE)		99.00%	92.15%	0.01	(0.06)	–	0.04	0.01	I. G.	–
Provision of call-center services.										
Ciudad de Santiago de Chile										
Atento Recursos, Ltda. (CHILE)		99.00%	91.23%	0.01	(0.43)	–	0.16	0.01	I. G.	–
Provision of call-center services.										
Ciudad de Santiago de Chile										
Atento Asia Pacific (JAPÓN)		99.50%	99.50%	0.10	(0.01)	–	(0.01)	0.10	I. G.	–
Provision of call-center services.										
Chiyoda-Ku - Tokyo										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Direct	Ownership Indirect	 Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in consolidation (10)
Atento Pasona (JAPÓN) *Provision of call-center services.* *Chiyoda-Ku - Tokyo*		69.99%	69.99%	8.91	(1.45)	–	(4.13)	6.26	I. G.	–
Atento Italia (ITALY) *Provision of call-center services.* *Via Lamaro, edif. D/2 - Roma*		100.00%	100.00%	0.01	0.08	–	(7.45)	1.35	I. G.	–
Atento Mexico (MEXICO) (9) *Provision of call-center services.*		100.00%	100.00%	0.01	(0.11)	–	(3.48)	0.01	I. G.	–
Atento Servicios Mexico (MEXICO) (1) *Provision of call-center services.*		99.99%	99.99%	0.01	–	–	(0.05)	–	I. G.	–
Atento Norteamérica (USA) (1) *1221 Brickell Avenue - 33131 Miami (Florida)* *Provision of call-center services.*		100.00%	100.00%	0.01	–	–	–	0.01	I. G.	–
Atento Venezuela (VENEZUELA) *Provision of call-center services.* *Caracas*		100.00%	100.00%	0.34	0.22	–	(5.55)	0.34	I. G.	–
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3) ***Telecommunications research activities and projects*** ***Emilio Vargas, 6 - 28043 Madrid***	**100.00%**		**100.00%**	**6.01**	**32.43**	**–**	**3.22**	**6.01**	**I. G.**	**–**
Telefónica North America, INC (U.S.A.) (3) ***Financial intermediation*** ***1209 Orange Street, 19.801 Wilmington/New Castle County Delaware***	**100.00%**		**100.00%**	**0.01**	**0.01**	**–**	**–**	**0.01**	**I. G.**	**–**
Telefónica Europe, B.V. (NETHERLANDS) (1) ***Fund raising in capital markets.*** ***Aert van Nesstraat 45, 4° 3000 AM Rotterdam - P.O. Box 548***	**100.00%**		**100.00%**	**0.05**	**3.12**	**–**	**2.44**	**0.05**	**I. G.**	**–**
Inmobiliaria Telefónica, S.L. (SPAIN) (*) (**) (1) ***Purchase, sale and lease of real estate*** ***Gran Vía, 28 - 28013 Madrid***	**100.00%**		**100.00%**	**10.04**	**93.11**	**–**	**(0.46)**	**103.44**	**I. G.**	**–**
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (*) (**) (3) ***IT services*** ***José Abascal, 4 - 28003 Madrid***	**100.00%**		**100.00%**	**3.00**	**2.91**	**–**	**1.92**	**3.01**	**I. G.**	**–**
Urbana Ibérica, S.A. (SPAIN) (*) (**) (3) ***Debt collection and management of the cash generated on the sale of land and buildings*** ***C/ Gran Vía, 30 4ºPta. - 28.013 Madrid***	**100.00%**		**100.00%**	**1.59**	**(0.25)**	**–**	**0.01**	**0.08**	**I. G.**	**–**
Emergia Holding, N.V. (NETHERLANDS) (1) (9) ***Holding company*** ***Drentestraat, 24 bg - 1083 HK Amsterdam***	**93.68%**	**0.31%**	**93.99%**	**31.43**	**332.29**	**–**	**(183.64)**	**0.05**	**G.I.**	**–**
Emergia Hispana, S.A. (SPAIN) *Provision of telecommunications services* *Francisco Silvela, 42 - Madrid*		100.00%	100.00%	0.06	–	–	–	0.06	G.I.	–
Emergia Uruguay, S.A. (URUGUAY) (11) ***Provision of high bandwidth communications services*** ***Luis A. de Herrera, 1248 Piso 4 - Montevideo***	**100.00%**		**93.99%**	**388.52**	**(28.98)**	**–**	**(181.49)**	**321.48**	**G.I.**	**–**
Emergia Argentina, S.A. (ARGENTINA) (11) *Provision of high bandwidth communications services* *Paraguay, 1345 Piso 6 - Buenos Aires*		99.99%	93.98%	6.27	(2.65)	–	(11.46)	6.27	G.I.	–
Emergia Brasil, Ltd. (BRAZIL) (1) *Provision of high bandwidth communications services* *Av. Brigadeiro Faria Lima, 2055 Piso 6 - San Pablo*		99.00%	93.05%	30.67	(4.76)	–	(7.85)	30.67	G.I.	–
Emergia Chile, S.A. (CHILE) (4) *Provision of high bandwidth communications services* *Ricardo Lyon, 222 Piso 14 - Santiago de Chile*		99.99%	93.98%	10.77	(1.49)	–	(4.53)	10.77	G.I.	–
Emergia Perú, S.A. (PERU) (14) *Provision of high bandwidth communications services* *Av. de la Floresta, 497 Piso 5 - San Borga*		99.99%	93.98%	12.34	(0.20)	–	(8.47)	12.34	G.I.	–
Emergia USA, Inc. (USA) (1) *Provision of high bandwidth communications services* *1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)*		100.00%	93.99%	36.76	(3.00)	–	(12.63)	36.76	G.I.	–
Emergia Guatemala, S.A. (GUATEMALA) (1) *Provision of high bandwidth communications services* *Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Ciudad de Guatemala*		99.99%	93.98%	11.67	(0.10)	–	(4.20)	11.67	G.I.	–
Emergia Puerto Rico, Inc. (PUERTO RICO) (1) *Provision of high bandwidth communications services* *Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo*		100.00%	93.99%	5.67	(0.65)	–	(1.57)	5.67	G.I.	–

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership: Direct	Ownership: Indirect	Ownership: Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in Consolidation (10)
Zeleris Soluciones Integrales, S.L. (SPAIN)	100.00%		100.00%	0.01	N/D	N/D	N/D	0.01	C.	0.01
Global management and development of e-commerce in Portuguese- and Spanish-speaking countries										
Telefónica Gestión de Servicios Compartidos, S.A. (SPAIN)	100.00%		100.00%	2.06	–	–	(2.75)	2.06	I. G.	–
Provision of management and administration services										
Gran Vía, 28 - 28013 Madrid										
Telefónica USA, Inc. (USA)	100.00%		100.00%	0.01	(4.44)	–	1.55	0.01	I. G.	–
E-commerce										
1221 Brickell Avenue - Miami - Florida 33131										
Telefónica Móviles, S.A. (SPAIN) (**) (1) (9)	71.07%	21.63%	92.70%	2,144.60	4,347.70	–	893.36	2,997.36	I. G.	–
Holding company										
Goya, 24 - Madrid										
Telefónica de Centroamérica, S.A. (SPAIN)		51.00%	47.28%	0.50	0.01	–	0.04	0.26	I. G.	–
Baja Celular Mexicana, S.A. de C.V. (MEXICO)		100.00%	92.70%	154.73	55.70	–	(14.29)	206.98	I. G.	–
Provision of wireless local loop services										
Baja Celular Servicios Corporativos, S.A. de C.V. (MEXICO)		100.00%	92.70%	0.01	0.28	–	(0.19)	–	I. G.	–
Provision of wireless local loop services										
Tamcel, S.A. de C.V. (MEXICO)		99.99%	92.69%	62.42	11.24	–	(5.66)	–	I. G.	–
Provision of wireless local loop services										
Movitel de Noroeste, S.A. de C.V. (MEXICO)		90.00%	83.42%	22.41	44.40	–	(3.82)	25.64	I. G.	–
Provision of wireless local loop services										
Movicelular, S.A. de C.V. (MEXICO)		90.00%	83.42%	0.01	(0.37)	–	–	0.01	I. G.	–
Provision of wireless local loop services										
Moviservicios, S.A. de C.V. (MEXICO)		90.00%	83.42%	0.01	0.02	–	0.38	0.01	I. G.	–
Provision of wireless local loop services										
Corporativo Integral Comunicación, S.A. de C.V. (MEXICO)		100.00%	92.70%	10.92	(8.25)	–	(2.47)	31.29	I. G.	–
Provision of wireless local loop services										
Telefonía Celular del Norte, S.A. de C.V. (MEXICO)		100.00%	92.70%	39.74	(27.05)	–	(10.82)	117.77	I. G.	–
Provision of wireless local loop services										
Todo para Celulares, S.A. de C.V. (MEXICO)		100.00%	92.70%	–	0.05	–	0.08	–	I. G.	–
Provision of wireless local loop services										
Grupo Corporativo del Norte, S.A. de C.V. (MEXICO)		100.00%	92.70%	8.28	10.66	–	(3.40)	79.79	I. G.	–
Provision of wireless local loop services										
Celular de Telefonia, S.A. De C.V. (MEXICO)		100.00%	92.70%	71.55	0.11	–	(13.50)	226.44	I. G.	–
Provision of wireless local loop services										
Soluciones Celulares, S.A. de C.V. (MEXICO)		100.00%	92.70%	2.88	(2.22)	–	0.52	N/D	I. G.	–
Provision of wireless local loop services										
Enlaces del Norte, S.A. de C.V. (MEXICO)		49.00%	45.42%	0.01	(0.04)	–	0.21	N/D	I. G.	–
Provision of wireless local loop services										
Grupo de Telecomunicaciones Mexicanas, S.A. (MEXICO)		100.00%	45.42%	0.02	11.49	–	0.19	N/D	I. G.	–
Provision of wireless local loop services										
Telefónica Móviles Argentina, S.A. (ARGENTINA)		97.93%	90.78%	586.19	–	–	(634.52)	495.78	I. G.	–
Telefónica Comunicaciones Personales, S.A. (ARGENTINA)		100.00%	90.78%	600.42	4.76	–	(274.19)	–	I. G.	–
Provision of wireless communications services										
Radioservicios, S.A. (ARGENTINA)		99.99%	90.77%	1.11	(1.06)	–	(0.21)	N/D	I. G.	–
Radio Móvil Digital Argentina, S.A. (ARGENTINA)		99.99%	90.77%	0.01	(0.06)	–	(1.73)	N/D	I. G.	–
TELCA Gestión Guatemala, S.A. (GUATEMALA)		51.00%	47.28%	N/D	N/D	N/D	N/D	–	I. G.	–
TELCA Gestión, S.A. de C.V. (EL SALVADOR)		51.00%	47.28%	N/D	N/D	N/D	N/D	0.01	I. G.	–
Telefónica Móviles Perú Holding, S.A.A. (PERU)		97.97%	90.82%	271.00	–	–	13.31	254.46	I. G.	–
Holding company										
Avda. Arequipa, 1155 Lima, 01										
Telefónica Móviles, S.A.C. (PERU)		100.00%	90.82%	258.09	12.92	–	13.49	–	I. G.	–
Provision of wireless communications services										
Avda. Arequipa, 1155 Lima, 01										
TCG Holdings, S.A. (GUATEMALA)		51.00%	47.28%	114.22	(0.45)	–	(0.28)	40.10	I. G.	–
Holding company										
Bulevar Los Próceres 5-56 Zona 10 - Ciudad de Guatemala										
Telefónica Centroamérica Guatemala, S.A. (GUATEMALA)		100.00%	47.28%	177.39	(48.53)	–	(57.26)	177.39	I. G.	–
Provision of wireless, wireline and paging communications services										
Bulevar Los Próceres 5-56 Zona 10 - Ciudad de Guatemala										
Telescucha, S.A. (GUATEMALA)		100.00%	47.28%	2.46	(0.52)	–	(0.73)	3.60	I. G.	–
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR)		51.00%	47.28%	144.00	(1.80)	–	(1.59)	59.99	I. G.	–
Holding company										
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador										

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in Consolidation (10)
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR)		90.30%	42.69%	133.48	(46.09)	–	(26.73)	143.48	I. G.	–
Provision of wireless and long distance communications services										
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador										
Telefónica Brasil Sul Celular Participaçoes, S.A. (BRAZIL) (1)		66.27%	68.43%	283.02	(1.44)	(2.82)	5.64	318.60	I. G.	–
Holding company										
Avda. José Bonifacio, 245, parte, Porto Alegre - Rio Grande Do Sul										
Celular CRT Participaçoes, S.A. (BRAZIL) (1)		45.69%	27.44%	63.03	242.08	(10.72)	48.93	112.99	I. G.	–
Holding company										
Avda. José Bonifacio, 245, Farroupilha, Porto Alegre - Rio Grande Do Sul										
Celular CRT, S.A. (BRAZIL)		100.00%	27.44%	208.86	89.83	(12.94)	50.14	–	I. G.	–
Provision of wireless communications services										
Avda. José Bonifacio, 245, Farroupilha, Porto Alegre - Rio Grande Do Sul										
Ibero Leste Participaçoes, S.A. (BRAZIL)		38.00%	97.23%	214.47	(0.05)	(0.50)	0.56	126.69	E.M.	–
Holding company										
Capital do Estado de São Paulo, na Rua da Consolaçao, 247-6° andar, sala 13-A										
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (1)		24.33%	23.55%	147.70	65.02	–	2.72	N/D	E.M.	39.93
Holding company										
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahia										
Telebahia Celular, S.A. (BRAZIL) (1)		100.00%	23.55%	173.05	18.57	–	2.25	N/D	E.M.	–
Provision of wireless communications services										
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahia										
Telergipe Celular, S.A. (BRAZIL) (1)		100.00%	23.55%	16.76	0.69	–	0.70	N/D	E.M.	–
Provision of wireless communications services										
Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe										
SudesteCel Participaçoes, S.A. (BRAZIL)		82.50%	83.48%	653.11	0.13	(6.55)	6.65	754.11	I. G.	–
Holding company										
Avda. Brigadeiro Faria Lima, 3729-10°, andar-Parte, São Paulo										
Tele Sudeste Celular Participaçoes, S.A. (Rio Celular) (BRAZIL) (1)		82.02%	77.17%	288.11	497.01	(24.32)	77.96	372.68	I. G.	–
Holding company										
Avda. Brigadeiro Faria Lima, 3729-10°, andar-Edificio Birman-29, Itaim-Bibi, São Paulo										
Telerj Celular, S.A. (BRAZIL) (1)		100.00%	77.17%	403.29	227.33	(19.63)	67.04	N/D	I. G.	–
Provision of wireless communications services										
Praia de Botafogo, 501-5° a 8° Andares, Botafogo - Rio de Janeiro										
Telest Celular, S.A. (BRAZIL) (1)		100.00%	77.17%	66.41	49.33	(3.47)	10.30	N/D	I. G.	–
Provision of wireless communications services										
Avda. Nossa Senhora da Penha - Praia do Canto, Vitoria - Espiritu Santo										
Tagilo Participaçoes, S.A.		100.00%	92.70%	170.36	4.24	(4.42)	8.90	195.00	I. G.	–
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	92.70%	423.34	828.47	–	1,043.49	933.21	I. G.	–
Provision of wireless communications services										
Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID										
MobiPay España, S.A. (SPAIN)		13.33%	12.36%	20.49	–	–	(1.03)	2.73	C.	2.60
Iberadvance, S.A. (PORTUGAL)		50.00%	46.35%	10 M.ESC	N/D	N/D	N/D	0.02	C.	3.03
Management of holdings in companies, mainly in the telecommunications industry										
Avd. Alvaro Pais, 2 - Lisboa										
Médi Telecom, S.A. (MOROCCO)		30.50%	28.27%	629.35	(198.39)	–	(219.81)	193.36	E.M.	64.77
Provision of wireless communications services										
Tumbce, Rompoint Hassam II - Casablanca										
3G Mobile Telecommunications, GmbH (AUSTRIA)		100.00%	92.70%	2.00	44.59	–	(9.95)	47.17	I. G.	–
Provision of telecommunications services										
Spiral Investments, B.V. (NETHERLANDS)		100.00%	92.70%	38.54	–	–	(2.56)	38.75	I. G.	–
3G Mobile AG (SUIZA)		100.00%	92.70%	37.33	–	–	(13.78)	36.16	I. G.	–
Solivella Investments, B.V. (NETHERLANDS)		100.00%	92.70%	880.70	(0.01)	–	(12.71)	880.66	I. G.	–
Ipse 2000, S.p.A. (ITALY)		45.59%	42.26%	635.35	1,700.36	–	(64.92)	1,065.06	E.M.	1,039.86
Installation and operation of third-generation wireless systems										
Group 3G UMTS Holding, GmbH (GERMANY)		57.20%	53.02%	0.05	2,132.81	–	0.01	1,222.08	I. G.	–
Network development and provision of third-generation telecommunications servicies										
Group 3G UMTS, GmbH (GERMANY)		100.00%	53.02%	0.02	1,896.14	–	(350.86)	2,117.89	I. G.	–
Opco (GERMANY)		100.00%	53.02%	0.02	22.20	–	(16.77)	25.08	I. G.	–
Nuevo Cosmos (SPAIN)		100.00%	92.70%	N/D	N/D	N/D	N/D	0.06	I. G.	–
Serea Investments, B.V. (NETHERLANDS)		100.00%	92.70%	0.05	–	–	(0.02)	0.05	I. G.	–

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

Dependent companies and their holdings	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim Dividend	Income (Loss)	Gross Book Value	Consolidation Method	Value in Consolidation (10)
ST 3G (FRANCE)		40.00%	37.08%	N/D	N/D	N/D	N/D	0.02	I. G.	–
Telefónica UK (UNITED KINGDOM)		100.00%	92.70%	N/D	N/D	N/D	N/D	N/D	I. G.	–
Setaber Investments, B.V. (NETHERLANDS)		100.00%	92.70%	0.05	(0.01)	–	(0.01)	0.05	I. G.	–
Senda Investments, B.V. (NETHERLANDS)		100.00%	92.70%	0.05	–	–	(0.64)	0.03	I. G.	–
Grupo 3G, S.p.A. (ITALY)		100.00%	92.70%	N/D	N/D	N/D	N/D	0.10	I. G.	–
Stella Investments, B.V. (NETHERLANDS)		100.00%	92.70%	0.02	–	–	(0.01)	0.02	I. G.	–
Main, S.A.		20.00%	18.54%	N/D	N/D	N/D	N/D	0.15	I. G.	–
Tempos 21, S.A.		38.50%	35.69%	N/D	N/D	N/D	N/D	5.09	C.	5.09
Telefónica Mobile Solutions, S.A.U. (SPAIN) (*) (**) *Consulting services in the Internet industry and wireless communications* *Gran Vía, 28 - Madrid*		100.00%	92.70%	0.06	(0.05)	–	0.38	0.06	I. G.	–
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		99.90%	92.61%	0.19	–	–	0.02	0.19	I. G.	–
Telefónica Mobile Solutions Perú, S.A.C. (PERU)		99.90%	92.61%	–	–	–	0.31	–	I. G.	–
Telefónica Mobile Solutions Brasil, Ltda. (BRAZIL)		99.90%	92.61%	0.01	–	–	0.26	0.01	I. G.	–
Telefónica Mobile Solutions Argentina (ARGENTINA)		99.90%	92.61%	0.01	–	–	–	0.01	I. G.	–
Telefónica Móviles USA, Inc. (USA) *Telecommunications consulting services* *1221 Brickell Avenue - Miami - Florida*		100.00%	92.70%	–	(0.73)	–	(0.56)	–	I. G.	–
Terra Mobile, S.A. (SPAIN) *Operation of content and services through WAP wireless telephony* *Gran Vía, 28 - Madrid*		80.00%	81.69%	1.92	(71.12)	–	(101.50)	67.66	I. G.	–
I.O.Box OY, S.A. (FINLANDIA) (9) *Wireless portal and content provider* *Helsinki*		100.00%	81.69%	0.04	39.59	–	(38.12)	273.01	I. G.	–
MobiPay Internacional, S.A. (SPAIN) *Provision of payment services through wireless telephony*		38.00%	35.23%	30.05	(0.66)	–	(2.01)	11.42	E.M.	10.41
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	(2.20)

(*) Companies filing consolidated corporate income tax returns in 2000.
(**) Companies filing consolidated corporate income tax returns in 2001.

ASSOCIATED COMPANIES	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in Consolidation (10)
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1)	50.00%		50.00%	5.11	1.23	–	0.86	2.64	E.M.	3.96
Loans and credits (consumer and mortgage loans and commercial transactions)										
Pedro Teixeira, 8 - 28020 Madrid										
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.37%	93.37%	N/D	N/D	N/D	N/D	21.97	E.M.	21.97
Holder of 5,225,000 Portugal Telecom, S.A.shares										
Strawinskylaan 1725, 1077 XX Amsterdam										
Torre de Collçerola, S.A. (SPAIN) (2)	42.00%		42.00%	12.02	0.38	–	–	5.08	E.M.	5.21
Operation of a telecommunications mast and technical assistance and consulting services.										
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona										
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%		31.75%	12.02	41.67	–	–	3.82	E.M.	17.04
Operation of a gaming terminal system for the Spanish State Gaming Organization										
Manuel Tovar, 9 - 28034 Madrid										
Amper, S.A. (SPAIN) (6) (9)	6.10%		6.10%	27.91	68.70	–	2.13	11.82	E.M.	6.02
Development, manufacture and repair of telecommunications systems and equipment and related components										
Torrelaguna, 75 - 28027 Madrid										
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1)	3.74%	0.95%	4.69%	1,254.00	2,599.80	–	321.60	361.59	E.M.	175.38
Holding company										
Avda. Fontes Pereira de Melo, 40 - 1089 Lisboa										
Rem Infográfica, S.A. (8)	N/D		N/D	N/D	N/D	N/D	N/D	0.94	E.M.	0.94

INVESTEES	Ownership Direct	Ownership Indirect	Ownership Telefónica Group	Capital Stock	Reserves	Interim dividend	Income (Loss)	Gross book value	Consolidation method	Value in Consolidation (10)
Promoció de Ciutat Vella, S.A. (SPAIN)	3.57%		3.57%	16.83	N/D		N/D	0.07	C.	0.07
Urban improvements in the Ciutat Vella of Barcelona										
Rambles, 77 - 08002 Barcelona										
Catalana D'Iniciatives, C.R., S.A. (SPAIN)	5.99%		5.99%	30.86	N/D		N/D	2.81	C.	2.81
Promotion of nonfinance entities										
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona.										
Nexus Capital, S.A. (SPAIN)	5.99%		5.99%	15.43	N/D		N/D	0.95	C.	0.95
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona.										
I-CO Global Communications (HOLDINGS) Limited (UNITED KINGDOM)	0.03%		0.03%	N/D	N/D		N/D	6.02	C.	6.02
Other holdings	N/A	N/A	N/A	N/A	N/A		N/A	885.16	C.	559.49
TOTAL ASSOCIATED COMPANIES (Note 8)										3,099.14
TOTAL INVESTEES (Note 8)										870.78

(1) Company audited by Andersen.
(2) Company audited by Price & Cooper.
(3) Company audited by K.P.M.G. Peat Marwick.
(4) Company audited by Langton Clarke (Andersen Group).
(5) Company audited by Deloitte & Touche.
(6) Company audited by Ernst & Young.
(7) Company audited by Coopers & Lybrand.
(8) Companies in liquidation.
(9) *Consolidated figures.*
Amounts in foreign currencies: M=millions and m= thousands.
Provisional figures for associated companies and investees.

(10) This figure relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.
(11) Company audited by Pistrelli, Díaz & Asociados (Andersen Group).
(12) Company audited by B.D.O. Audiberia
(13) Company audited by Piernavieja, Porta, Cachafeiro & Asociados (Andersen Group).
(14) Company audited by Medina, Zalzivar & Asociados (Andersen Group).
(15) Data as of July 31, 2000.

G.I. Companies consolidated by the global integration method.
P.I. Companies consolidated by the proportional Integration method.
E.M. Companies carried by the equity method.
C. Investees.
N/D Information not available/No data.
N/A Not applicable.

Exhibit II

The changes in the consolidated Group in the periods ended December 31, 2001 and 2000, were as follows:

2001

Telefónica

As part of the plan to restructure the Telefónica Group by business line, Telefónica Móviles, S.A., Telefónica Datacorp, S.A. and Telefónica Internacional, S.A. carried out various capital increases in 2001. As consideration for these capital increases, Telefónica, S.A. made a nonmonetary contribution of the shares which it directly owned of the capital stock of Telefónica de Argentina, S.A., Telefónica del Perú, S.A.A. and Telecomunicações de São Paulo, S.A. (TELESP).

- On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders' Meeting on October 26, 2000, for €87,432,000. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. At present, Telefónica Móviles owns 97.93% of the capital stock of Telefónica Móviles Argentina, S.A. which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A.
- Also, as authorized by the aforementioned Stockholders' Meeting, on March 7, 2001, capital was increased by Ptas. 32,970,000, and shares representing a 16.45% holding in Telefónica del Perú, S.A.A. were received, signifying that the ownership interest in Telefónica Móviles Perú Holding, S.A.A., the sole stockholder of Telefónica Móviles, S.A.C., is now 97.97%.
- On March 7, 2001, Telefónica Intercontinental, S.A. (which was absorbed in 2001 by Telefónica Móviles España, S.A.) received official notification of the granting of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508,000. The company which owns the license, 3G Mobile AG, was consolidated by the global integration method.
- Telefónica Datacorp, S.A. received shares of the capital stock of Telefónica Argentina and Telefónica Peru, representing 97.92% of the Argentine company Advance, S.A. and 93.22% of the Peruvian company Telefónica Data Perú, S.A.A., as well as the assets and liabilities assigned to the data business owned by Telefónica de Argentina and Telefónica del Peru.
- Telefónica Internacional, S.A., received shares of the capital stock of Telefónica de Argentina and Telefónica del Perú determined on the basis of the value of the wireline telephony and supplementary assets and liabilities owned by Telefónica de Argentina and Telefónica del Perú.
- Telefónica Internacional, S.A., received 306,211,253,813 shares representing 61.96% of the capital stock of the Brazilian company Telesp.

These contributions did not change the scope of consolidation with respect to the previous year.

Telefónica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for €53.96 million. As a result of these purchases, the Telefónica Group's percentage of ownership in Terra Networks is 37.63%. The company continues to be consolidated in the financial statements of the Telefónica Group by the global integration method.

In January 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways, GmbH Internet Services for €1,473.08 million from the German company Bertelsmann, A.G. The company was consolidated by the global integration method. Also, in December 2001 Telefónica, S.A. subscribed to a capital increase carried out by this company for €62.5 million.

In 2001, Telefónica, S.A. acquired a total of 8,289,305 shares of Telefónica Móviles, S.A. amounting to €68.68 million. The Telefónica Group's holding in this company is 92.70%. The company continues to be consolidated in the financial statements of the Telefónica Group by the global integration method.

In February, Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Gestión de Servicios Compartidos, S.A., and paid in full the initial capital of this company, (€0.06 million). In December Telefónica Gestión de Servicios Compartidos, S.A. increased its capital by €2 million which was fully subscribed and paid by its parent company. The company was included in the financial statements of the Telefónica Group by the global integration method.

In June Telefónica, S.A. increased capital by 122,560,575 shares of €1 par value each and additional paid-in capital of €4.5 per share. As consideration for this capital increase, Telefónica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico: all the shares of Corporación Integral de Comunicación, S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonia Celular del Norte, S.A. de C.V. (the remaining 21% is contributed indirectly through the acquisition of all the shares of Corporación Integral de Comunicación, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonía, S.A. de C.V. (the remaining 26.19% is contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mejicana, S.A. de C.V.; 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V. (the remaining 99.99999% is contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% is contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% is contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% is contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% is contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, as a supplement to this transaction, Telefónica contributed €12.33 million. These holdings were contributed in July to Telefónica Móviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefónica, S.A. The market value of the holdings acquired on the date of the transaction was €2,173.74 million. The companies were consolidated in the Telefónica Group by the global integration method.

In August, Telefónica acquired 51,987 shares in Endemol Enterteinment Holding, N.V. (Endemol), for €2.06 million, a transaction which generated goodwill in consolidation of €1.86 million. As a result of this transaction, the Telefónica Group's holding in Endemol is 99.35%. The company continues to be consolidated in the financial statements of the Telefónica Group by the global integration method.

In September, Telefónica, S.A. acquired 114,500 shares of the subsidiary Telefónica Publicidad e Información, S.A. (T.P.I.) for €0.36 million, a transaction which generated goodwill in consolidation of €0.32 million. As a result of this transaction, Telefónica's holding in T.P.I. is 59.9%. The company continues to be consolidated in the financial statements of the Telefónica Group by the global integration method.

Telefónica, S.A. and Iberdrola, S.A. have entered into an agreement for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders. These holdings were acquired by Telefónica, S.A. in exchange for its own shares at the following exchange ratio:

- Holding of 3.48% in the capital stock of SP Telecomunicações Holding, S.A., the majority stockholder of Telecomunicações de São Paulo, S.A. (Telesp), for 6,638,157 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of TBS Celular Participações, S.A., the majority stockholder of Celular CRT Participações, S.A., for 1,493,902 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of Sudestecel Participações, S.A., the majority stockholder Tele Sudeste Celular Participações, S.A., for 3,693,775 shares of Telefónica, S.A.

- Holding of 62.02% in the capital stock of Iberoleste Participações, S.A., the majority stockholder of Tele Leste Celular Participações, S.A., for 6,526,736 shares of Telefónica, S.A.

- Holding of 0.66% in the capital stock of Celular CRT Participações, S.A. for 634,541 shares of Telefónica, S.A.

Also, within the framework of this agreement, 3.38% of the capital stock of Tele Leste Celular Participações, S.A. will be acquired in exchange for 783,736 shares of Telefónica, S.A., once the prior regulatory authorizations have been obtained.

Telefónica, S.A. paid €248.05 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefónica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefónica Group and Banco Itáu de Brasil for the provision of services to the bank based on the management of its corporate telecommunications network.

Telefónica Publicidad e Información

Goodman Business Press, S.A., which was acquired in 2000, was consolidated in the Telefónica Group by the global integration method in 2001.

As a result, Goodman Business Press, S.A's wholly-owned investee Cernet, a company which engages in the design of web pages, was also consolidated in 2001, by the global integration method. Buildnet, S.A. in which Telefónica Publicidad e Información, S.A. has a holding of 46.35% and Goodman has a holding of 51.24%, was consolidated by the global integration method in 2001 (in 2000 it was carried by the equity method).

Terra Networks Group

Terra Networks, S.A. participated in the incorporation of the Spanish company Azeler Automoción, S.A. with initial capital of €8.41 million, 50 % subscribed and paid by Terra Networks, S.A. The company was carried by the equity method in the Telefónica Group's consolidated financial statements.

Also in 2001, Terra Networks incorporated and is the sole stockholder of Terra Networks Financial Services USA Llc., and Terra Networks Caribe, paying €2.12 million and €1.29 million, respectively. The two companies were consolidated in the consolidated financial statements of the Telefónica Group by the global integration method.

In order to restructure the holdings in Spain of its associated companies, Terra Networks, S.A. formed Terra Networks Asociadas, S.L. with initial capital stock of €3,005, fully subscribed and paid by Terra Networks, S.A.

The terra Networks Group has a 50% stake in the newly-incorporated Iniciativas Residenciales en Internet, S.A. ("ATREA", a real estate portal). The initial investment was €1,205,000. The company has been recorded in the Telefónica Group's consolidated financial statements at cost.

Inversis Valores y Bolsa, Sociedad de Valores S.A. (formerly Electronic Trading System Valores, S.A.), was sold for €4,500. The company, which was recorded at cost in the Group's consolidated financial statements, has been excluded from consolidation.

Maptel Networks, S.A.U. which was recorded at cost in 2000, was consolidated in the Telefónica Group's consolidated financial statements 2001 by the global integration method.

Pursuant to the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in August 2001, Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of €160.43 million. This transaction gave rise to goodwill amounting to €130.25 million in the consolidated financial statements of the Telefónica Group. This company is carried by the equity method.

Telefónica Internacional Group

In 2001 Telefónica Internacional, S.A. sold its 35.86% holding in the Argentine company Cablevisión, S.A., giving rise to a capital gain of €255.92 million. The investee was excluded from the Telefónica Group's scope of consolidation.

Telefónica Internacional, S.A. acquired an additional holding of 10% in Telefónica Perú Holding, S.A. for €227.34 million, giving rise to goodwill in consolidation of €46.27 million. As a result of this acquisition, Telefónica Internacional became the sole stockholder of this company, which continues to be consolidated in the Telefónica Group's consolidated financial statements by the global integration method.

In 2001, following the requisite authorization by the regulatory body Anatel, the sale to Telefónica Internacional, S.A. of shares of São Paulo Telecomunicações Holding, S.A., which owns the shares of Telesp Participações, S.A., under a sale option executed by BBVA in December 2000, was concluded. This transaction increased the ownership interest in SPT Holding by 0.5292%, and a disbursement of €80.10 million was made in this connection. This company continues to be consolidated in the Telefónica Group by the global integration method.

The ownership interests of the parent company Telefónica Internacional, S.A. in the subsidiaries Telefónica de Perú, Telefónica de Argentina, Telesp and CEI Citicorps Holdings were increased as a result of the aforementioned contributions of shareholdings by Telefónica. Capital was reduced at CEI through the reimbursement of contributions to the other stockholders in order to have a 99.96% holding in this company.

Telefónica Móviles Group

Since October 1, 2001, Ipse 2000 S.p.A. has been carried by the equity method in the consolidated financial statements. Under Article 11.2.b of Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, this method is the most appropriate, because since October 1, 2001, certain difficulties have been progressively disclosed which, in practice, have substantially affected the Telefónica Group's effective control over the management of Ipse 2000 S.p.A.

The Spanish company MoviPay International, S.A., in which Telefónica Móviles has a 38% ownership interest which is recorded at cost in the Telefónica Móviles Group's 2001, consolidated financial statements was carried by the equity method in 2001.

Grupo Admira Media

In January the Endemol Group acquired the remaining 50% of the capital of Endemol France for €159.3 million. As a result of this acquisition, the Endemol Group has become the sole stockholder of this company, which was consolidated in the Telefónica Group's consolidated financial statements by the global integration method.

Also, in 2001 the Admira Media Group sold 15,740 shares representing 5.40% of the capital stock of Hispasat, S.A., giving rise to a gain of €35.17 million. As of December 31, 2001, the Admira Media Group had a 17.34% holding in that company.

Purchase of Antena 3 de TV shares from minority stockholders, for €1.79 million, increasing its holding to 47.51%. The company continues to be carried by the equity method in the Telefónica Group's consolidated financial statements.

In April, Grupo Admira Media, S.A. acquired all the shares of Famosos, Artistas, Músicos y Actores, S.A. (FAMA), which was formerly owned by Antena 3 de Televisión, S.A. The total cost of the transaction amounted to €6.21 million, generating goodwill in consolidation of €3.25 million. The company was consolidated in the Telefónica Group by the global integration method.

Capital increase at Rodven of €11.12 million. The company was consolidated in the Telefónica Group by the proportional integration method in 2001.

In September, Grupo Admira Media, S.A. acquired 47.5% of Tick Tack Ticket, S.A., for €6.01 million, a transaction which generated goodwill in consolidation of €4.15 million for the Telefónica Group. The company was carried by the equity method.

Telefónica Datacorp Group

On January 16, Telefónica Data México (formerly Optel) increased capital by 16,992,251 shares, which were all acquired by Telefónica Data Holding. On March 6 capital was increased by 16,743,904 shares of which 5,228,385 were acquired by Telefónica Data Holding and 11,515,519 by T. Datacorp. Following these capital increases the capital of Telefónica Data México amounts to MXP 241,738,667.8 and the stockholder structure is as follows:

T. Data Holding México 45.66%.
T. Data Holding 11.88%.
T. Datacorp 37.11%.

The Spanish company Telefónica Data Caribe, S.A., a wholly-owned investee of the Telefónica DataCorp Group, participated in the incorporation of Telefónica Data Cuba, by subscribing to 50% of the capital stock for €0.1 million. The company is recorded in the Telefónica Group's consolidated financial statements at cost.

Telefónica de España Group

In March all the shares of Telefónica Sistemas de Información Geográfica, S.A., a wholly-owned investee of Telefónica de España, S.A.U., were sold to Telecomunicaciones Sistemas de Ingeniería de Productos, S.A.U., S.A., for €1.38 million, generating a gain in the Telefónica Group's consolidated financial statements of €5.02 million. The company, which was consolidated in the Telefónica Group's consolidated financial statements by the global integration method, was excluded from consolidation.

In August Telyco Maroc S.A. in which Telyco S.A.U. has a holding of 53.988%, was incorporated with initial capital stock of MAD 6 million (€0.601 million). This company engages in the promotion, marketing and distribution in Morocco of equipment, systems and, in general, all manner of products related to telecommunications.

Atento Group

In June, Atento Chile, S.A., increased capital by 3,338,287 shares of 1,000 pesos each, which were fully subscribed by the Chilean companies Compañía de Telecomunicaciones de Chile, S.A. (CTC), a company in which the Telefónica Group has an indirect holding of 43.643% consisting of 3,049,998 shares, and which is consolidated in the consolidated financial statements of the Telefónica Group by the global integration method; Compañía de Teléfonos de Chile Transmisiones Regionales, S.A. (52,732 shares); Telefónica Empresas CTC Chile, S.A. (106,474 shares) and Sociedad Impresora y Comercial Publiguías, S.A. (129,083 shares).

Following this transaction, the Atento Group reduced its holding in Atento Chile from 99.99% to approximately 70%, as a result of which the remaining non-Group companies now own 29.99% of the capital stock of this company. Atento Chile continues to be consolidated in the Telefónica Group by the global integration method.

Emergia Group

In December the investee Emergia Holding, N.V. incorporated Emergia Hispana, S.A. with capital stock of €60,000 fully subscribed and paid by its parent company. The company was consolidated in the Telefónica Group by the global integration method.

2000

Telefónica

In December Telefónica, S.A. issued 88,944,644 shares of €1 par value each, with additional paid-in capital of €10.230562 per share (see Note 11), which were fully subscribed and paid through the contribution to Telefónica, S.A. of 404,555,475 shares of the Argentine company CEI Citicorp Holdings, S.A. (now Telefónica Holding Argentina, S.A.) of 1 Argentinian peso par value each. Of the total number of shares of CEI Citicorp Holdings, S.A. contributed, 301,946,570 were contributed by Ami Tesa Holdings, Ltd. and 102,608,905 by International Equity Investments, Inc. Consequently, in proportion to their respective contributions, Ami Tesa Holdings, Ltd. and International Equity Investment, Inc. were allotted 66,385,284 and 22,559,360, respectively, of the new shares issued by Telefónica, representing 1.53% and 0.52%, respectively, of the capital stock of Telefónica. As a result of this transaction, Telefónica has an 80.91% direct holding in the capital stock of CEI Citicorp Holdings, S.A., which has a 50% ownership interest in the Argentine company Compañia de Inversiones de Telecomunicaciones, S.A., which in turn owns 52.88% of the capital stock of Telefónica de Argentina, S.A. and 26.82% of the capital stock of the Argentine companies Atlántida de Comunicaciones, S.A. and AC Inversora, S.A.

At year-end this company was consolidated by the global integration method.

Pursuant to the resolution adopted by the Board of Directors on January 12, 2000, on February 14, 2000, Telefónica Móviles S.A. was incorporated with an initial capital stock of €3,005,060. This company will group together all the Group's wireless communications businesses worldwide, which currently have a presence in Spain, Latin America, Europe and Maghreb, through an orderly process which continued in 2001. Subsequent to the admission to stock market listing of Telefónica Móviles in November 2000 through a public offering for subscription of shares, the Telefónica Group reduced its direct and indirect ownership interest in this company to the 92.15% it owned as of December 31, 2000. The gain on this transaction (€2,899.31 million) is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company is consolidated by the global integration method.

In September Telefónica sold 11,415,264 common shares of the subsidiary Telefónica Publicidad e Información, which represented 3.1% of its capital stock. This transaction gave rise to a gain for the Telefónica Group of €105.63 million, which is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. Following this transaction, Telefónica currently has a 6.1% ownership interest in the capital stock of this company, which continues to be consolidated by the global integration method.

In February Telefónica, S.A. sold a 6.1% holding in the capital stock of Amper, S.A. to the mutual funds European Renaissance Fund and European Strategic Investors Holdings managed by Arlington Capital Investors Limited. The gain obtained by the Telefónica Group on this transaction amounted to €5.43 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company continues to be carried by the equity method on account of the 6.1% holding still owned by the Group.

In June 2000 Telefónica incorporated the U.S. company B2B Inc. with authorized capital stock of US$ 10.

In June Media Park, S.A. increased capital through the issuance of 55,704 new shares of €60.10 par value each, with additional paid-in capital of €1,072.80 per share, which were subscribed in full by the Telefónica Group. As a result of this transaction, as of December 31, 2000, the Telefónica Media Group (now the Admira Group) had a 25% holding in Media Park, S.A. This company is carried by the equity method in the financial statements of the Telefónica Group.

In May capital was increased through the issuance of 14,477,109 shares of €1 par value each, with additional paid-in capital of €8.5 per share (see Note 11), paid through a nonmonetary contribution consisting of 163,395,785 shares of Vigil Corp and 35,562,211 shares of Ambit, representing 100% and 22.15%, respectively, of the capital stock of the two companies. As a result of this transaction, the Telefónica Group increased its holding in the Argentine company Atlántida Comunicaciones, S.A. from 26.80% to 62.58%. Subsequently, the Admira Group acquired an additional 10.6% holding, thus bringing the Telefónica Group's total ownership interest in ATCO, including the portion owned by CEI, to 100%. Accordingly, this company was consolidated for the first time in the financial statements of the Telefónica Group by the global integration method.

On August 2 Telefónica, S.A. issued 213,409,097 new common shares of €1 par value each, with additional paid-in capital of €2.875 per share, which were assigned to the stockholders of Endemol Entertainment Holding, N.V., in exchange for shares representing 99.2% of the capital stock of this company (see Note 11), which was consolidated in the financial statements of the Telefónica Group by the global integration method.

In August and September the subsidiary Endemol Entertainment Holding, N.V. sold a 25.1% holding in German Film and TV Distributor Helkon, obtaining a gain of €45.49 million. Additionally, it sold a 26.44% holding in the Spanish internet portal I.P. Multimedia, S.A. (Telépolis), as a result of which it obtained a gain of 1.92 million. These gains are recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income.

On July 4 Telefónica, S.A. issued 157,951,446 new shares of €1 par value each, with additional paid-in capital of €8.129 per share, which were assigned to the stockholders and holders of American Depositary Shares (ADS) of Telefónica de Argentina, S.A. who accepted the exchange offer, and represented 44.27% of the capital stock of this company (see Note 11). As a result of this transaction and following the acquisition of CEI Citicorp Holdings, S.A., the Telefónica Group has a direct and indirect ownership of 92.87% in the capital stock of this company. This company continues to be consolidated by the global integration method in the consolidated financial statements of the Telefónica Group.

On July 6 Telefónica, S.A. issued 90,517,917 new shares of €1 par value each, with additional paid-in capital of €2.995 per share, which were assigned to the stockholders and holders of American Depositary Shares (ADS) of Tele Sudeste Celular Participações, S.A. who accepted the exchange offer, and represented 68.41% of the capital stock of this company (see Note 11). Additionally, a corporate restructuring process was initiated at this company and its subsidiaries. In this context, in 2000 Tele Sudeste Celular Participações, S.A. increased capital through nonmonetary contributions aimed at the minority stockholders of the operators in which it has an ownership interest, Telerj and Telest. Consequently, Tele Sudeste Celular Participações, S.A. now owns all the shares of these companies. As a result of these transactions, as of December 31, 2000, the Telefónica Group had a direct and indirect holding, through its subsidiary Telefónica Móviles, of 75.57% in the capital stock of Tele Sudeste Celular Participações, S.A. This company continues to be consolidated by the global integration method in the consolidated financial statements of the Telefónica Group.

Also, on July 6 Telefónica, S.A. issued 371,350,753 new shares of €1 par value each, with additional paid-in capital of €10.91 per share, which were assigned to the stockholders and holders of American Depositary Shares (ADS) of Telecomunicações de São Paulo, S.A. (Telesp) who accepted the exchange offer, representing 61.96% of the capital stock of this company (see Note 11). As a result of this transaction, the Telefónica Group has a direct and indirect holding of 86.61% in the capital stock of this company. This company continues to be consolidated by the global integration method in the consolidated financial statements of the Telefónica Group.

On July 11 Telefónica, S.A. issued 80,954,801 new shares of €1 par value each, with additional paid-in capital of €8.072 per share, which were assigned to the stockholders and holders of American Depositary Shares (ADS) of Telefónica del Perú, S.A.A. who accepted the exchange offer, and represented 53.12% of the capital stock of this company (see Note 11). As a result of this transaction, the Telefónica Group has a direct and indirect holding of 93.22% in the capital stock of this company. This company continues to be consolidated by the global integration method in the consolidated financial statements of the Telefónica Group.

In July Telefónica, S.A. incorporated the Dutch company Emergia Holding, N.V. and subscribed and paid in full the initial capital stock of the new company, which amounted to €46,000.

On July 27, 2000, Telefónica, S.A. subscribed in full the capital increase at Emergia Holding, N.V. for €321.48 million, which was paid through a nonmonetary contribution consisting of all the shares of Emergia Uruguay, S.A.

On September 28, 2000, Emergia Holding, N.V. carried out an additional capital increase through the issuance of 18,876,405 shares of €0.10 par value each which, under the agreements entered into with Tyco Gamma Ltd., was subscribed and paid in full by the latter. The gain of €33.16 million arising from this transaction is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. Following this transaction, the capital stock of Emergia Holding consists of 298,876,415 shares of €0.10 par value each, in which Telefónica has a direct ownership interest of 93.68%. This company was included in the consolidated financial statements of the Telefónica Group by the global integration method.

Utilicare Servicios Asistenciales, S.A., in which Telefónica Consultora de Proyectos, S.A., a wholly-owned subsidiary of Telefónica, S.A., had a 70% ownership interest, was liquidated in the first quarter of 2000. The company, which was consolidated in the financial statements of the Telefónica Group by the global integration method, was excluded from the scope of consolidation of the Telefónica Group.

In January Telefónica, S.A., under the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A., sold to the latter a 3% holding in the capital stock of Terra. The gain on this transaction for the Telefónica Group amounted to €453.61 million and was recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income.

In December Telefónica acquired 3,386,172 shares of Terra Networks, representing 0.545% of the capital stock of this company. This company, in which the Telefónica Group has a direct and indirect holding of 36.87%, continues to be consolidated by the global integration method in the consolidated financial statements of the Telefónica Group.

Telefónica Publicidad e Información, S.A.

On January 20, 2000, Telefónica Publicidad e Información, S.A. (TPI) acquired the remaining 24.6% holding in TMP Worldwide España (TMP), making it the sole stockholder of this company. On November 23, 2000, TMP increased capital by €0.33 million, with additional paid-in capital of €9.26 million, and the increase was subscribed in full by TPI through a nonmonetary contribution consisting of 941 shares of International Publishing Group 2000, S.L. (IPG).

Previously, on July 19, 2000, TPI had acquired a 90.48% holding in IPG for €9.60 million through a monetary contribution of €2.12 million and a nonmonetary contribution consisting of 414,831 shares of TPI amounting to 0.02 million and additional paid-in capital of €7.46 million.

On December 29, 2000, International Publishing Group 2000, S.L. was merged into Goodman Business Press, S.A.U (Goodman), as a result of which the latter acquired all the assets and liabilities of the two companies. On that same date TMP merged with the post-merger company, acquired all its assets and liabilities and changed the company's name to Goodman.

TPI incorporated Telefónica Publicidad e Información Internacional, S.A.U. (TPI Internacional), a company which is wholly owned by TPI and whose corporate purpose is to manage securities representing the stockholders' equity of entities which are not resident in Spain.

As of December 31, 2000, TPI Internacional owned a 51% holding in the Chilean company Publiguías Chile (through its ownership interest in Publiguías Holding, S.A). Both companies are consolidated by the global integration method.

On October 30 Telefónica Publicidade e Informação Ltda. increased capital by 30 million Brazilian reais, 51% of which were subscribed by TPI.

Terra Networks Group

In March the Terra Group acquired an additional 5% of the capital stock of Terra Networks Guatemala, S.A., paying US$500,000. As a result of this acquisition the Terra Group controls all the capital stock of the company, which continues to be included in the Telefónica Group's financial statements by the global integration.

In January the Terra Group participated in the incorporation of Electronic Trading System, S.A. Terra has a 10% holding in this company's capital stock, which amounts to €24,040,482. This company was recorded at acquisition cost.

Terra Networks Venezuela, S.A., a company wholly owned by Terra Networks, was incorporated on February 2, 2000, with an initial capital stock of 640,000 Venezuelan bolivares. Terra Networks Venezuela S.A. owns the Terra (formerly Chévere) portal in Venezuela, which was acquired for US$ 4 million. Both companies are consolidated by the global integration method.

Terra Networks Colombia Holding, S.A. was incorporated on March 30, 2000. The Terra Networks Group owns, directly or indirectly, 99.9% of the capital stock of this company.

In July Terra Networks Colombia Holding, S.A. acquired a 65% holding in LaCiudad.com, S.A. for US$ 20 million. Both companies are consolidated by the global integration method.

In March Terra, together with Amadeus Global Travel Distribution, S.A., incorporated Red Universal de Marketing y Bookings Online, S.A. (RUMBO), with a capital stock of €1 million. Terra and Amadeus Global Travel Distribution, S.A. each have a 50% holding in this company, for which they each paid €0.50 million. The company was included in the consolidated financial statements of the Telefónica Group by the global integration method.

In March Terra acquired all the shares of Terra Networks Uruguay, S.A. (which through this date had been called Stener, S.A.), whose capital stock totaled €6,010.12. This company is consolidated by the global integration method.

In December 2000 capital was increased by US$ 2,440 million through the conversion of accounts payable to Terra Networks, S.A. into capital.

In February 2000 the subsidiary Terra Networks USA, Inc. acquired for US$ 45 million a minority interest in Aremate.com Inc., the leading on-line auction company in Latin America. DeRemate.com, a website where millions of people can contact each other in order to perform purchase and sale transactions, commenced operations in Argentina on August 31, 1999.

In April 2000 Terra entered into an agreement with TelePizza, S.A. to set up a joint venture to engage in the marketing, through communication networks such as the Internet or wireless telephony, of products such as books, videos, CDs, prepaid phonecards, entertainment products, etc., with distribution and delivery times ranging from 1 to 24 hours. The agreement also stipulates that Terra will participate in the telemarketing and telephone assistance services provided by the joint venture. In July 2000 Terra and TelePizza incorporated A Tu Hora, S.A., in which they each have a 50% holding, with a capital stock of €2.6 million and stockholders' equity of €5.6 million.

In June Terra, through its wholly-owned subsidiary Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.), acquired an additional 90% holding in Ifigenia Plus for €11.95 million and consequently owns all the shares of this company. Ifigenia Plus is consolidated by the global integration method. In December 2000 capital was increased by US$ 2,440 million though the conversion of accounts payable to Terra Networks into capital.

In July Terra increased capital through the issuance of 3,750,000 common shares of €2 par value each, with additional paid-in capital of €9 per share, subscribed and paid in full through nonmonetary contributions consisting of holdings of 49% and 10% in the capital stock of the U.S. companies Terra Networks Access Services USA Llc. and Terra Networks Interactive Services USA Llc., respectively. Following this transaction Terra owns all the shares of these two companies, which continue to be consolidated by the global integration method.

In September Terra Networks increased the par value of its capital stock by €70,967,742 through the issuance of 35,483,871 new ordinary shares of €2 par value each and additional paid-in capital of €60 per share. Telefónica S.A. subscribed and paid 35,380,101 shares.

In October Terra increased the par value of its capital stock by €604,063,948, through the issuance of 302,031,974 shares of €2 par value each, of the same series and carrying the same rights as the shares currently in circulation, with additional paid-in capital of €9 per share.

The purpose of this capital increase was to acquire the U.S. company Lycos Virginia, Inc., the successor of Lycos, Inc., through a share exchange transaction whereby Terra Networks acquired all the shares of Lycos Virginia, Inc. and the stockholders of this company received shares of Terra Networks at an exchange ratio of 2.15 Terra Networks shares for each share of Lycos Virginia. The acquisition cost of these shares amounted to €3,388,584,000. This company is consolidated by the global integration method.

Also, in September Ordenamiento de Links Especializados, S.L., a wholly-owned subsidiary of Terra Networks, acquired a 50% holding in Europa Press Comunicaciones, S.A. for €6.01 million. In turn, Europa Press Comunicaciones, S.A has a 50% holding in Advertising Quality, S.L. and, accordingly, Terra Networks directly and indirectly owns all the shares of Advertising Quality, S.L. Both this company and Europa Press Comunicaciones, S.A. are included in the consolidated financial statements of the Telefónica Group by the global integration method.

On December 13, 2000, Terra and Bumeran.com International Holdings, Ltd. entered into an agreement whereby Terra acquired 83.2% of this corporate group for €8.73 million. Bumeran.com, which is a vertical employment and human resources portal, was formed and officially launched in Argentina in August 1999. This company is consolidated by the global integration method.

In December 2000 Terra Networks acquired a 27.73% holding in OneTravel.com, Inc. for €15.96 million. This company is carried by the equity method.

On June 13, 2000, Terra Networks participated in the incorporation of Inversis Valores y Bolsa, Sociedad de Valores, S.A., in which it has a direct and indirect holding of 10%. This company is recorded at acquisition cost.

On July 1, 2000, Donde Latinoamericana, S.A. and Netgocios, S.A. were merged into Terra Networks Argentina, S.A., which continues to be consolidated by the global integration method.

In 2000 Terra Networks Operation, Inc. and Terra Networks Games Co., wholly-owned subsidiaries of the Terra Networks Group, were incorporated. Terra Networks Operation, Inc. was included in the consolidated financial statements of the Telefónica Group by the global integration method and Terra Networks Games Co. was recorded at acquisition cost.

Telefónica Internacional Group

The Telefónica Internacional Group sold a 0.27% holding in the U.S. company Infonet Services Corporation. The gain obtained by the Group on this transaction was €24.14 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company continues to be carried by the equity method.

In June Telefónica de Argentina, S.A., a Telefónica Group subsidiary, sold all the shares of Radio Llamada SACI for a gain of €0.47 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company was excluded from the scope of consolidation of the Telefónica Group.

In July Compañia de Telecomunicaciones de Chile, S.A., in which the Telefónica Internacional Group has a 43.64% holding, sold a 40% ownership interest in CTC Metrópolis-Intercom, for a gain of €14.38 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company was excluded from the scope of consolidation of the Telefónica Group in 2000.

On August 7, 2000, the Telefónica Internacional Group sold its CRT Fija shares, which represented a 16.7% holding in the capital stock of this company, for a gain of €60 million, and this amount is recorded under the

"Gains on Disposals of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company was excluded from the scope of consolidation of the Telefónica Group.

In September Compañía de Telecomunicaciones de Chile, S.A., a Telefónica Internacional Group subsidiary, acquired a 20% holding in Empresas de Tarjetas Inteligentes, S.A. for €158.61 million. This company is carried by the equity method.

Pursuant to certain agreements entered into at the beginning of 2000 relating to the future sale of Cablevisión, S.A., in 2000 this company was recorded in the financial statements of the Telefónica Group at the underlying book value recorded in December 1999 (Cablevisión, S.A. was carried by the equity method in 1999).

In December 1999 Telesp acquired a 72.6% holding in CETERP (Centrais Telefonicas de Ribeirão Preto, S.A.), which was recorded at cost in the financial statements of the Telefónica Group. CETERP was consolidated by the global integration method from January 3, 2000, the date on which Telesp took control of the company. In December 2000 this company sold its subsidiary CETERP Celular for a gain of €46.85 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption. Subsequently, CETERP was merged into its parent company Telesp.

In November 2000 various corporate and restructuring transactions at SP Telecomunicações Holding, S.A. gave rise to increases in Telefónica Internacional, S.A.'s ownership interest in this company. The most noteworthy of these transactions was that carried out on November 27, when the stock swap agreement entered into on July 19, 2000, by Telefónica Internacional, S.A. and Portugal Telecom, S.A. was materialized, whereby Telefónica Internacional, S.A. acquired an additional 23% holding in SP Telecomunicações Holding, S.A. (which controls Telesp) that was owned by the Portugal Telecom Group, in exchange for its direct and indirect ownership interest of 35.8% in Portelcom Participações, S.A. (the holding company which controls Telesp Celular, S.A.) and for a cash payment of US$ 59.8 million within the stipulated time periods.

In November 2000 Telefónica Internacional, S.A. acquired all the shares of Communication Technology Inc., a company whose registered office is in Miami (USA), for US$ 16 million. This company was recorded at the acquisition cost of the shares and the effect of its consolidation in the accompanying financial statements was not material.

Grupo Admira Media Group

In 2000 DTS Distribuidora de Televisión Digital, S.A. increased capital by €189.25 million. Grupo Admira Media, S.A. ("Grupo Admira Media"), a wholly-owned subsidiary of Telefónica, S.A., subscribed to this capital increase, but acquired a number of shares lower than that which corresponded to it and, accordingly, its holding in DTS decreased to 48.63%. This company continues to be carried by the equity method.

In 2000 Grupo Admira Media acquired 344,625 shares of Antena 3 TV, thereby increasing its holding in the company to the current 47.42%. This company continues to be carried by the equity method.

In 2000 Interocio Games, S.A. and the Argentine company Patagonik Film Group, S.A., in which Grupo Admira Media has holdings of 50% and 30%, respectively, were carried by the equity method.

Producciones Multitemáticas, S.A., a wholly-owned subsidiary of Grupo Admira Media, incorporated Factoría de Contenidos Digitales, S.A., by subscribing and paying in full its initial capital stock, which amounted to €0.06 million. The company was consolidated in the financial statements of the Admira Group by the global integration method.

In 2000 the Admira Group subscribed and paid shares representing 70% of the capital stock of Euroleague Marketing, S.L. for €0.40 million. This company was included for the first time in the financial statements of the Telefónica Group by the global integration method.

Grupo Admiro Media incorporated Telefónica Sport, S.A. by subscribing all the capital stock of this company and paying 25% thereof. This company was consolidated for the first time in the financial statements of the Telefónica Group by the global integration method.

Grupo Admira Media acquired shares representing 51% of the capital stock of the Venezuelan Rodven Group for €51.27 million. This company was recorded at acquisition cost in 2000.

Telefónica Datacorp Group

On February 22, 2000, Telefónica Data Atlas, S.A. was incorporated with a capital stock of 300,000 dirham, 60% of which was subscribed by Telefónica Datacorp, S.A. This company was recorded at acquisition cost.

On March 31, 2000, the Stockholders' Meeting of Telefónica Data México, S.A. de C.V. resolved to increase capital. As a result of this capital increase, as of December 31, 2000, the value of the company's holding in Telefónica Data México, S.A. de C.V. amounted to €15.94 million.

On April 27, 2000, Telefónica Data México, S.A. de C.V. acquired an 85% holding in Optel Telecomunicaciones, S.A. de C.V. for €16.41 million. On August 18, 2000, the Stockholders' Meeting of Optel Telecomunicaciones, S.A. de C.V. resolved to increase capital by 51,300,000 Mexican pesos. On December 15, 2000, the Stockholders' Meeting of the aforementioned company resolved to increase capital by a further 57,000,000 Mexican pesos. Telefónica Data Holding, S.L. and Telefónica Datacorp subscribed shares representing 10% and 15% of these capital increases, respectively. In 2001 the Controlling Company intends to transfer its holding to Telefónica Data Holding, S.L. Both companies are consolidated by the global integration method.

In 2000 the Colombian dependent companies Rey Moreno, S.A. and Telecomunicaciones Ganaderas, S.A., in which Telefónica Datacorp, S.A.

has holdings of 50% and 50.01%, respectively, were consolidated by the global integration method (in 1999 they had been carried by the equity method).

In 2000 investments were made in Telefónica Data Brasil, S.A., Telefónica Data USA, Telefónica Data Canadá, Inc., and Telefónica Data Licensing, all of which are wholly owned by the Data Group. Telefónica Data Brasil, S.A. and Telefónica Data USA were consolidated in the financial statements of the Data Group by the global integration method. Telefónica Data Canadá, Inc. and Telefónica Data Licensing were recorded at acquisition cost.

Telefónica Datacorp, S.A., ACEA and the Fiat Group entered into an agreement to create the company ATLANET through the merger of ACEA and Telexis. Since December 28, the date on which ACEA and Telexis were merged into the single post-merger company ATLANET, Telefónica Datacorp, S.A., ACEA and Fiat-Ifil have had holdings in this new company of 34%, 33% and 33%, respectively. To this end, the following measures were taken:

- On September 1, 2000, Telefónica Datacorp, S.A. acquired a 30% holding in Telexis Spa., a Fiat Group company. On October 20 ACEA acquired 11.44% of its own shares from Telefónica Datacorp, S.A., which had a 49% ownership interest in ACEA (also acquired in 2000).

The company resulting from these transactions, ATLANET, Spa., was consolidated in 2000 by the global integration method.

On December 20 Telefónica Datacorp, S.A subscribed 89.6% of the capital increase at Agencia de Certificación Electrónica (ACE), a company in which it had a 40% holding. Telefónica Datacorp, S.A thus increased its ownership interest in ACE to 85%.

On October 17 Telefónica Data Holding, S.L. was formed. All the shares of the new company were subscribed by Telefónica Datacorp through a non-monetary contribution consisting of holdings in European Telecom International, A.G., Rey Moreno, S.A., Telefónica Data Colombia, S.A., Telefónica Datos de Venezuela, S.A., Telefónica Data Brasil, Ltda. and an 11% holding in ACEA Telefónica, Spa. As of December 31, 2000, the total value of this contribution amounted to €65.25 million.

Telefónica de España Group

In June 2000, Telefónica de España, a company wholly-owned by Telefónica, S.A., sold to Radiotrónica, S.A. all the shares of Telefónica Sistemas Ingeniería de Productos, S.A. (TSIP) for €155.88 million, giving rise to a gain for the Group of €141.85 million, and this amount is recorded under the "Gains on Disposal of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company was excluded from the scope of consolidation of the Telefónica Group.

In March Telefónica Soluciones Sectoriales, S.A., a wholly-owned subsidiary of Telefónica de España, sold its 71% holding in the capital stock of SOS Alzheimer, S.A. Accordingly, this company, which was consolidated in the financial statements of the Telefónica Group by the global integration method, was excluded from consolidation, giving rise to a loss of €0.35 million, and this amount was recorded under the "Losses on Disposal of Holdings in Consolidated Companies" caption.

Telefónica Soluciones Sectoriales, S.A. also sold all the shares it owned of ZZJ Mundovisión. In March and in June it sold holdings of 18.75% and 6.25%, respectively, giving rise to a loss for the Telefónica Group of €0.41 million, and this amount was recorded under the "Losses on Disposals of Holdings in Consolidated Companies" caption in the accompanying consolidated statement of income. This company was excluded from the scope of consolidation of the Telefónica Group.

Telefónica de España incorporated Iberwap, S.A.U. with an initial capital stock of €0.06 million. In December the company increased capital by €1.56 million, and the increase was fully subscribed and paid by Telefónica de España.

Telefónica Móviles Group

In the second half of 2000 Telefónica Móviles, directly and indirectly, through its wholly-owned subsidiary Telefónica Intercontinental, S.A. formed consortiums with other operators, which obtained the following licenses to provide third-generation wireless telephony (UMTS) services in Germany, Italy and Austria:

- **Germany**: in August the consortium ORLA, through its subsidiary Marabu, which is 57.2% owned by Telefónica Móviles, obtained one of the six licenses granted for €8,471 million. The investment made by Telefónica Móviles amounted to approximately €1,210.98 million. ORLA was consolidated by the global integration method.

- **Italy**: in October the consortium IPSE 2000, led by Telefónica Móviles with an ownership interest of 45.59%, obtained one of the two broader-band licenses granted for €3,269 million. Atlanet, which is 34% owned by the Telefónica Group, has a 12% ownership interest in this consortium. Accordingly, the Telefónica Group's effective ownership interest in this consortium is 46.09%. The investments made by Telefónica Móviles and Atlanet, S.A. amounted to €980 million and €258 million, respectively.

  IPSE 2000 is consolidated by the global integration method, since the Telefónica Group has the power to appoint a majority of the members of its Board of Directors.

- **Austria**: in November 3G Mobile Telecommunications GmbH, wholly-owned by Telefónica Móviles with a capital stock of approximately €0.04 million, obtained a two-band frequency license for €117.40 million.

  This company was consolidated by the global integration method.

Telefónica Móviles incorporated Telefónica Móviles USA, S.A. with an initial capital stock of US$ 10, subscribed and paid in full by Telefónica Móviles. This company is included in the consolidated financial statements of the Telefónica Group by the global integration method.

On April 14, 2000, Telefónica Mobile Solutions S.A. was incorporated with a capital stock of €60,110. This company, which is wholly owned by the Group, was consolidated by the global integration method.

At the end of 2000 Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. acquired, through a capital increase with a share exchange, the holdings in their operator subsidiaries owned by minority stockholders, thereby increasing their holdings in these companies to 100%. Following this transaction, Telefónica Móviles's holdings in Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. amounted to 82.01% and 10.75%, respectively.

Tele Sudeste Celular Participações, S.A., Telest Celular, S.A. and Telerj Celular, S.A. are consolidated by the global integration method. Tele Leste Celular Participações, S.A. and Telebahía Celular, S.A. are carried by the equity method.

On December 21, 2000, Mobilpay International, S.A., which is 50% owned by the Group, was incorporated with a capital stock of €30,050,600. This company is recorded in the Group's consolidated financial statements at acquisition cost.

In June Terra, in conjunction with Telefónica Móviles, incorporated Terra Mobile S.A. with a capital stock of €0.60 million. This company, which is owned 49% by Terra and 51% by Telefónica Móviles, was consolidated by the global integration method.

Terra Mobile acquired all the shares of the Finnish company Iobox, which engages in the development of technology and the provision of wireless Internet services, for 216.20 million. This company is consolidated in the financial statements of the Telefónica Group by the global integration method.

In January Telefónica Internacional, S.A., a wholly-owned subsidiary of Telefónica Móviles, which was merged into Telefónica Móviles España, S.A. in 2001, sold a 4% holding in Médi Telecom (Morocco) for its cost value. With this sale the Telefónica Group reduced its ownership interest in this company to 30.5%. In 2000 Médi Telecom was carried by the equity method.

Grupo Atento

In 2000 Atento Holding Inc., a company wholly-owned by Telefónica, S.A., incorporated the following companies:

- Atento Argentina, S.A., of which it owns all the shares, with an initial capital stock of US$ 12,000.
- Atento Colombia, S.A., of which it owns all the shares, with an initial capital stock of 10 million Colombian pesos.
- Atento Maroc, S.A., in which it has a 99.87% holding, with an initial capital stock of 300,000 dirhams.
- Atento Venezuela, of which it owns all the shares, with an initial capital stock of US$ 147.
- Atento Asia Pacific, a company with registered offices in Japan, in which it has a 99.5% holding, with an initial capital stock of 10 million yen.
- Atento Pasona, a company with registered offices in Japan, in which it has a 69.99% holding, with an initial capital stock of 500 million yen.
- Atento Holding Chile, of which it owns all the shares, with an initial capital stock of US$ 36 million.
- Atento Puerto Rico, of which it owns all the shares, with an initial capital stock of US$ 100.
- Atento Italia, of which it owns all the shares, with an initial capital stock of 20 million lira.
- Atento México, of which it owns all the shares, with an initial capital stock of 50,000 Mexican pesos.
- Atento Recursos, in which it has a 99% holding, with an initial capital stock of 1 million Chilean pesos.
- Atento Educación, in which it has a 99% holding, with an initial capital stock of 1 million Chilean pesos.

Trilha Sistemas de Comunicaçao Ltd., Quatro A Centrais de Atendimento e Telemarketing, S.A. and Quatro A Nordeste were merged into Atento Brasil, S.A.

In 2000 all these companies were consolidated by the global integration method.

On December 22, 2000, Atento Telecomunicaciones España, S.A. acquired an additional 24.5% holding in Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A. for €0.35 million. This company, which is wholly owned by Atento Telecomunicaciones España, S.A., continues to be consolidated in the financial statements of the Atento Group by the global integration method.

Exhibit III

Goodwill in consolidation

The detail of the balance of goodwill in consolidation, of the related accumulated amortization and of the variations therein as of December 31, 2001 and 2000, is as follows:

	Millions of Euros					
GOODWILL IN CONSOLIDATION	BALANCE AT 12/31/00	ADDITIONS	RETIREMENTS	TRANSFERS	TRANSLATION DIFFERENCES	BALANCE AT 12/31/01
Companies consolidated by the global integration method:						
C.T.C. (Chile)	33.10	—	—	—	—	33.10
T. de Argentina y Filiales (Argentina)	38.50	1.55	(8.86)	—	(10.87)	20.32
T. Peru Holding (Peru)	2.77	46.27	—	—	—	49.04
Telefónica del Perú (Peru)	204.32	76.94	—	—	—	281.26
Telesp Participações (Brazil)	96.05	8.22	—	(1.26)	—	103.01
Grupo Cei Citicorp (Argentina)	571.91	—	—	2.27	—	574.18
Cti (USA)	—	15.64	—	—	—	15.64
Instacom (Chile)	9.51	—	—	—	(0.42)	9.09
Startel (Chile)	340.69	—	—	—	(15.15)	325.54
Sonda (Chile)	50.11	—	—	0.16	(2.12)	48.15
Sociedades de Sonda (Chile)	10.49	—	—	3.07	1.71	15.27
Cointel (Argentina)	484.29	—	—	—	—	484.29
Telefonica Multimedia (Peru)	10.22	—	—	—	0.60	10.82
Vtr (Chile)	37.47	—	—	—	(1.66)	35.81
Goodman	—	7.96	—	—	—	7.96
Telefonica Internacional	281.66	—	—	—	—	281.66
Telefonica Móviles	—	113.21	—	—	—	113.21
T. Data España	154.96	—	—	—	—	154.96
Atlanet (Italy)	68.55	—	(3.16)	—	—	65.39
Telefónica Data México	15.70	—	—	—	—	15.70
T. Data Brasil	—	233.55	—	—	(12.87)	220.68
Mediaways	—	1,474.66	(249.00)	—	—	1,225.66
Uniprex	84.64	—	—	(84.64)	—	—
Grupo Fieldy	—	36.18	—	—	(0.34)	35.84
Endemol	802.27	23.93	—	—	—	826.20
Grupo Endemol	71.45	244.68	(6.11)	—	1.21	311.23
Grupo Atco (Argentina)	450.54	17.26	—	—	(129.37)	338.43
Telefónica Media Argentina	18.81	—	—	—	—	18.81
Atento Perú	6.96	—	—	—	0.62	7.58
Atento Brasil	149.30	—	—	—	8.14	157.44
Terra Brasil Holding	219.47	—	—	—	—	219.47
Olé	12.25	—	—	—	—	12.25
Terra Networks Mexico	214.42	—	—	51.84	—	266.26
Infosel (Mexico)	49.98	—	—	(49.98)	—	—
Terra Chile Holding (Chile)	25.05	—	—	—	—	25.05
Terra Networks Argentina	12.06	—	—	—	—	12.06
Terra Networks USA	9.63	—	—	—	—	9.63
Ifigenia Plus	11.17	—	—	—	—	11.17
Terra Networks Colombia	21.53	—	—	—	—	21.53
Lycos	964.01	11.05	(150.16)	840.64	(54.12)	1,611.42
Sociedades Lycos	881.99	—	—	(881.99)	—	—
Bumeran	5.78	2.35	—	—	—	8.13
Filiales Terra Brasil Holding (Brazil)	18.08	—	(4.48)	—	1.84	15.44

Goodwill in consolidation	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Millions of Euros					
Terra Networks	10.03	7.75	—	—	—	17.78
Telesudeste Celular	117.05	—	(0.02)	57.37	—	174.40
Crt Celular	285.96	—	—	67.12	—	353.08
T.Centroamerica Guatemala	9.91	—	—	(0.01)	0.12	10.02
Sociedades Dependientes De T.E.S.Holding	61.35	—	—	—	3.37	64.72
Móviles Mexico	—	10.30	—	135.14	(5.04)	140.40
Corporativo Del Norte	—	230.51	—	—	—	230.51
Celular de Telefonia	—	137.86	—	—	—	137.86
I.O.Box	233.45	—	—	—	—	233.45
Other companies	66.62	8.92	(1.39)	3.95	0.07	78.17
	7,224.06	**2,708.79**	**(423.18)**	**143.68**	**(214.28)**	**9,439.07**
Companies carried by the equity method:						
Venworld (Venezuela)	134.21	—	—	—	—	134.21
Cablevisión (Argentina)	265.38	—	(265.38)	—	—	—
Mercador (Brazil)	—	—	—	11.12	—	11.12
Portugal Telecom	198.12	76.00	—	—	—	274.12
Torneos y Competencias	45.10	—	—	—	—	45.10
Azul Televisión (Acisa Group)	17.36	—	—	—	(5.73)	11.63
Dts Dª Tv Digital	88.11	—	—	—	—	88.11
Antena 3	208.19	1.29	—	—	—	209.48
Pearson	524.00	—	(44.30)	—	—	479.70
Media Park	38.16	1.89	—	—	—	40.05
Patagonik (Argentina)	7.31	—	—	—	—	7.31
Lideres USA (Rodven)	—	—	—	20.19	—	20.19
Uno-e Bank	—	130.25	—	—	—	130.25
One Travel	14.12	—	—	—	—	14.12
Andalucia Digital Multimedia	6.13	—	—	—	—	6.13
Other companies	26.27	100.50	(3.25)	40.38	(1.99)	161.91
	1,572.46	**309.93**	**(312.93)**	**71.69**	**(7.72)**	**1,633.43**
Total goodwill	**8,796.52**	**3,018.72**	**(736.11)**	**215.37**	**(222.00)**	**11,072.50**

Amortization of Goodwill in consolidation	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Millions of Euros					
Companies consolidated by the global integration method:						
C.T.C. (Chile)	27.57	0.67	—	—	—	28.24
T. De Argentina Y Filiales (Argentina)	9.02	3.56	(2.29)	0.53	(4.18)	6.64
T. Peru Holding (Peru)	1.20	0.91	—	—	—	2.11
Telefónica del Perú (Peru)	9.69	17.75	—	—	—	27.44
Telesp Participações (Brazil)	7.31	2.15	—	—	—	9.46
Grupo Cei Citicorp (Argentina)	—	28.71	—	—	—	28.71
Cti (USA)	—	0.78	—	—	—	0.78
Instacom (Chile)	6.15	3.20	—	—	(0.26)	9.09
Startel (Chile)	52.22	16.23	—	—	(2.31)	66.14
Sonda (Chile)	4.87	3.26	—	0.20	(0.20)	8.13
Sociedades De Sonda (Chile)	2.64	1.14	—	(0.09)	(0.14)	3.55
Cointel (Argentina)	145.46	21.67	—	—	—	167.13
Telefonica Multimedia (Peru)	2.45	0.97	—	—	0.14	3.56
Vtr (Chile)	4.21	1.78	—	—	(0.18)	5.81
Goodman	—	0.42	—	—	—	0.42
Telefonica Internacional	44.42	14.02	—	—	—	58.44
Telefonica Móviles	—	3.97	—	—	—	3.97
T. Data España	104.26	2.98	—	0.01	—	107.25
Atlanet (Italy)	1.20	3.43	—	—	—	4.63
Telefónica Data México	0.47	15.23	—	(0.01)	—	15.69
T.Data Brasil	—	5.45	—	(0.02)	—	5.43
Mediaways	—	73.65	—	0.01	—	73.66
Uniprex	6.27	4.23	(10.50)	—	—	—
Grupo Fieldy	—	1.44	—	—	—	1.44
Endemol	16.71	41.72	—	—	—	58.43
Grupo Endemol	1.23	15.57	—	—	—	16.80
Grupo Atco (Argentina)	87.29	—	—	—	—	87.29
Telefónica Media Argentina	0.86	25.46	—	—	—	26.32
Atento Perú	0.55	0.37	—	—	0.05	0.97
Atento Brasil	6.26	7.84	—	—	0.37	14.47
Terra Brasil Holding	65.77	30.18	—	—	—	95.95
Olé	4.29	1.66	—	—	—	5.95
Terra Networks Mexico	46.69	58.33	—	11.38	—	116.40
Infosel (Mexico)	11.66	—	—	(11.66)	—	—
Terra Chile Holding (Chile)	7.20	4.18	—	—	—	11.38
Terra Networks Argentina	2.93	6.47	—	(0.01)	—	9.39
Terra Networks USA	0.80	8.83	—	—	—	9.63
Ifigenia Plus	1.12	1.62	—	—	—	2.74
Terra Networks Colombia	1.80	3.13	—	—	—	4.93
Lycos	32.14	254.03	—	—	—	286.17
Sociedades Lycos	41.34	—	—	(41.34)	—	—
Bumeran	—	3.64	—	(0.01)	—	3.63
Filiales Terra Brasil Holding (Brazil)	3.60	3.01	—	(0.01)	(0.42)	6.18
Terra Networks	10.03	1.28	—	—	—	11.31
Telesudeste Celular	1.59	6.33	—	0.25	—	8.17
Crt Celular	4.22	18.10	—	—	—	22.32
T.Centroamerica Guatemala	0.60	0.60	—	—	0.02	1.22
Sociedades Dependientes De T.E.S.Holding	3.01	4.39	—	—	0.57	7.97
Móviles Mexico	—	4.38	—	59.23	(2.32)	61.29
Corporativo del Norte	—	5.76	—	—	—	5.76
Celular de Telefonia	—	3.44	—	—	—	3.44
I.O.Box	23.34	33.72	—	—	—	57.06
Other companies	45.47	3.11	—	(0.41)	0.02	48.19
	849.91	**774.75**	**(12.79)**	**18.05**	**(8.84)**	**1,621.08**

Amortization of Goodwill in consolidation	Millions of Euros					
	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Companies carried by the equity method:						
Venworld (Venezuela)	92.91	4.13	—	—	—	97.04
Cablevisión (Argentina)	12.33	—	(12.33)	—	—	—
Mercador (Brazil)	—	1.11	—	—	0.01	1.12
Portugal Telecom	31.17	13.62	—	—	—	44.79
Torneos y Competencias	6.67	2.36	—	—	—	9.03
Azul Televisión (Acisa Group)	1.24	0.94	—	—	—	2.18
Dts Dª Tv Digital	7.83	4.41	—	—	—	12.24
Antena 3	29.16	10.33	—	—	—	39.49
Pearson	39.40	20.66	—	—	—	60.06
Media Park	0.96	2.05	—	—	—	3.01
Patagonik (Argentina)	0.37	0.37	—	—	—	0.74
Lideres USA (Rodven)	—	1.01	—	—	—	1.01
Uno-e Bank	—	4.34	—	—	—	4.34
One Travel	—	2.08	—	—	—	2.08
Andalucia Digital Multimedia	0.31	0.31	—	—	—	0.62
Other companies	9.46	2.72	(0.06)	35.43	(2.82)	44.73
	231.81	**70.44**	**(12.39)**	**35.43**	**(2.81)**	**322.48**
Total accumulated amortization	**1,081.72**	**845.19**	**(25.18)**	**53.48**	**(11.65)**	**1,943.56**
Unamortized goodwill in consolidation	**7,714.80**	**2,173.53**	**(710.93)**	**161.89**	**(210.35)**	**9,128.94**

Goodwill in consolidation	Balance at 12/31/99	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/00
	Millions of Euros					
Companies consolidated by the global integration method:						
C.T.C. (Chile)	33.10	—	—	—	—	33.10
Celular C.R.T. (Brazil)	336.83	0.34	(4.81)	(46.40)	—	285.96
Telefónica Centroamérica Guatemala	4.95	4.83	(3.46)	3.37	0.22	9.91
T.L.D. (Puerto Rico)	72.58	—	(43.54)	(29.04)	—	—
Telefónica del Perú	139.17	65.15	—	—	—	204.32
Telefónica El Salvador Holding	4.67	0.67	—	60.16	(4.15)	61.35
Telefónica de El Salvador	50.94	—	(53.29)	(2.82)	5.16	(0.01)
Telesp Participações (Brazil)	97.77	—	(1.72)	—	—	96.05
Tele Sudeste Celular (Brazil)	15.16	2.88	(6.85)	105.86	—	117.05
Telerj (Brazil)	134.70	—	(7.05)	(127.65)	—	—
Multicable T. V. (Chile)	7.56	—	(4.03)	(3.67)	0.14	—
Invercom	95.58	—	(69.78)	(27.94)	2.13	(0.01)
Instacom	9.21	—	—	—	0.30	9.51
Startel	329.93	—	—	—	10.76	340.69
Sonda (Chile)	48.32	—	—	—	1.79	50.11
Sociedades de Sonda (Chile)	6.57	—	(0.34)	3.62	0.64	10.49
Cointel	484.29	—	—	—	—	484.29
Advance Telecomunicaciones	8.10	—	—	—	0.55	8.65
Satlink	10.26	—	—	0.14	0.69	11.09
Aki	9.14	—	—	—	0.61	9.75
Telefónica Multimedia (Peru)	9.27	—	—	—	0.95	10.22
Vtr	36.30	—	—	—	1.18	37.48
Telefónica Internacional	281.66	—	—	—	—	281.66
T. Data España	154.96	—	—	—	—	154.96
Atlanet (Italy)	—	64.22	(1.97)	6.30	—	68.55
Optel Telecomunicaciones (Mexico)	—	15.70	—	—	—	15.70
Eti Austria	29.31	—	(29.31)	—	—	—
Uniprex	84.64	—	—	—	—	84.64
Cadena Voz Radiodifusión	10.76	—	(10.22)	—	—	0.54
G.M.A. Fútbol	35.50	—	—	—	—	35.50
Endemol	—	802.27	—	—	—	802.27
Grupo Endemol	—	71.47	(0.02)	—	—	71.45
Grupo Atco (Argentina)	—	642.03	(199.03)	—	7.53	450.53
Telefónica Media Argentina	—	18.81	—	—	—	18.81
Atento Perú	5.69	0.25	—	—	1.03	6.97
Quatro C Atendimiento	—	143.59	—	—	—	143.59
Terra Networks Brasil	181.92	37.57	—	—	(0.02)	219.47
Olé	12.25	—	—	—	—	12.25
Terra Networks México	214.41	—	—	—	0.01	214.42
Prov. De Servicios de Conectividad (Chile)	25.42	—	(0.38)	—	0.01	25.05
Infosel (Mexico)	49.98	—	—	—	—	49.98
Terra Networks Argentina	—	3.12	—	8.94	—	12.06
Terra Networks USA	—	9.63	—	—	—	9.63
Ifigenia Plus	—	11.17	—	—	—	11.17
Terra Networks Colombia	—	21.53	—	—	—	21.53
Lycos	—	964.01	—	0.01	—	964.02
Filiales Lycos	—	881.99	—	—	—	881.99
A Tu Hora	—	1.50	—	—	—	1.50
Filiales Nutec Informática (Brazil)	—	7.70	—	10.65	(0.27)	18.08
Terra Networks	—	482.12	(472.09)	—	—	10.03
Iobox	—	233.45	—	—	—	233.45
Cei Citicorp Holding	—	135.55	—	—	—	135.55
Grupo Cei Citicorp	—	436.35	—	—	—	436.35
Other companies	40.07	23.16	(15.68)	3.55	1.26	52.36
	3,070.97	5,081.06	(923.57)	(34.92)	30.52	7,224.06

Goodwill in consolidation	Balance at 12/31/99	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/00
			Millions of Euros			
Companies carried by the equity method:						
Venworld (Venezuela)	134.21	—	—	—	—	134.21
C.R.T. Fija (Brazil)	303.55	—	(263.36)	(40.18)	—	(0.01)
Cablevisión (Argentina)	265.38	—	—	—	—	265.38
Amper	11.18	—	(5.59)	—	—	5.59
Portugal Telecom	198.12	—	—	—	—	198.12
Torneos y Competencias	45.10	—	—	—	—	45.10
Azul Televisión (Acisa Group)	—	17.35	—	—	0.02	17.37
Dts Dª Tv Digital	88.11	—	—	—	—	88.11
Antena 3	206.03	2.16	—	—	—	208.19
Pearson	535.65	—	(11.64)	—	—	524.01
Media Park	—	38.16	—	—	—	38.16
Patagonik (Argentina)	—	7.31	—	—	—	7.31
Atlanet (Italy)	—	6.30	—	(6.30)	—	—
Asociadas Nutec Informática (Brazil)	10.65	—	—	(10.65)	—	—
Teknoland	12.06	5.77	(15.06)	(0.05)	—	2.72
One Travel	—	14.12	—	—	—	14.12
Aremate	—	33.90	(28.81)	—	—	5.09
Andalucía Digital Multimedia	—	6.13	—	—	—	6.13
Other companies	14.58	1.37	(0.45)	(2.80)	0.14	12.84
	1,824.62	**132.57**	**(324.91)**	**(59.98)**	**0.16**	**1,572.46**
Total goodwill	**4,895.59**	**5,213.63**	**(1,248.48)**	**(94.90)**	**30.68**	**8,796.52**

Amortization of Goodwill in consolidation	Millions of Euros Balance at 12/31/99	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/00
Companies consolidated by the global integration method:						
C.T.C. (Chile)	26.90	0.67	—	—	—	27.57
Celular C.R.T. (Brazil)	33.98	16.64	—	(46.40)	—	4.22
Telefónica Centroamérica Guatemala	0.32	0.38	—	(0.10)	(0.01)	0.59
T.L.D. (Puerto Rico)	26.16	2.88	—	(29.04)	—	—
Telefónica del Perú	2.57	7.13	—	—	—	9.70
Telefónica de Argentina	—	0.01	—	—	—	0.01
Telefónica El Salvador Holding	0.23	0.50	—	2.48	(0.22)	2.99
Telefónica de El Salvador	1.56	1.16	—	(2.82)	0.10	—
Telesp Participações (Brazil)	2.31	5.00	—	—	—	7.31
Tele Sudeste Celular (Brazil)	0.44	1.75	—	(0.60)	—	1.59
Telerj (Brazil)	2.73	5.68	—	(8.41)	—	—
Multicable T. V. (Chile)	3.29	0.35	—	(3.67)	0.02	(0.01)
Invercom	25.43	2.31	—	(27.94)	0.20	—
Instacom	5.11	0.90	—	—	0.15	6.16
Startel	34.11	17.38	—	—	0.73	52.22
Sonda (Chile)	2.10	2.49	—	—	0.28	4.87
Sociedades de Sonda (Chile)	1.44	1.05	—	0.05	0.10	2.64
Cointel	123.80	21.67	—	—	—	145.47
Advance Telecomunicaciones	1.32	0.85	—	—	0.07	2.24
Satlink	1.69	1.14	—	—	0.09	2.92
Aki	0.56	0.90	—	—	0.02	1.48
Telefónica Multimedia	1.32	1.02	—	—	0.11	2.45
Vtr	2.27	1.91	—	—	0.03	4.21
Telefónica Internacional	30.39	14.03	—	—	—	44.42
T. Data España	101.28	2.98	—	—	—	104.26
Atlanet (Italy)	—	1.14	—	0.16	(0.09)	1.21
Optel Telecomunicaciones (Mexico)	—	0.47	—	—	—	0.47
Eti Austria	1.22	0.93	(2.15)	—	—	—
Uniprex	1.76	4.51	—	—	—	6.27
Cadena Voz Radiodifusión	—	0.54	—	—	—	0.54
G.M.A. Fútbol	16.49	19.00	—	—	—	35.49
Endemol	—	16.71	—	—	—	16.71
Grupo Endemol	—	1.26	(0.03)	—	—	1.23
Grupo Atco (Argentina)	—	22.02	—	65.28	—	87.30
Telefónica Media Argentina	—	0.86	—	—	—	0.86
Atento Perú	0.07	0.47	—	—	—	0.54
Quatro C Atendimiento	—	6.12	—	—	(0.13)	5.99
Terra Networks Brasil	18.19	47.58	—	—	—	65.77
Olé	1.84	2.45	—	0.01	—	4.30
Terra Networks México	3.81	42.88	—	—	—	46.69
Prov. De Servicios de Conectividad (Chile)	1.04	6.16	—	—	—	7.20
Infosel (Mexico)	1.66	9.99	—	—	—	11.65
Terra Networks Argentina	—	2.41	—	0.52	—	2.93
Terra Networks USA	—	0.80	—	—	—	0.80
Ifigenia Plus	—	1.12	—	—	—	1.12
Terra Networks Colombia	—	1.80	—	—	—	1.80
Lycos	—	32.14	—	—	—	32.14
Filiales Lycos	—	41.34	—	—	—	41.34
Filiales Nutec Informática (Brazil)	—	3.49	—	0.11	—	3.60
Terra Networks	—	10.03	—	—	—	10.03
Iobox	—	23.34	—	—	—	23.34
Cei Citicorps Holding	—	—	—	—	—	—
Grupo Cei Citicorp	—	—	—	—	—	—
Other companies	5.21	22.88	—	(14.46)	(0.35)	13.28
	482.60	**433.22**	**(2.18)**	**(64.83)**	**1.10**	**849.91**

Amortization of Goodwill in consolidation	Millions of Euros					
	Balance at 12/31/99	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/00
Companies carried by the equity method:						
Venworld (Venezuela)	88.78	4.13	—	—	—	92.91
C.R.T. Fija (Brazil)	40.18	—	—	(40.18)	—	—
Cablevisión (Argentina)	12.33	—	—	—	—	12.33
Amper	0.82	0.28	(0.41)	—	—	0.69
Portugal Telecom	21.34	9.83	—	—	—	31.17
Torneos y Competencias	4.42	(0.09)	—	—	—	4.33
Azul Televisión (Acisa Group)	—	0.60	—	0.65	—	1.25
Dts Dª Tv Digital	3.43	4.41	—	—	—	7.84
Antena 3	18.90	10.26	—	—	—	29.16
Pearson	13.49	25.91	—	—	—	39.40
Media Park	—	0.96	—	—	—	0.96
Patagonik (Argentina)	—	0.37	—	—	—	0.37
Atlanet (Italy)	—	0.16	—	(0.16)	—	—
Asociadas Nutec Informática (Brazil)	0.11	—	—	(0.11)	—	—
Teknoland	0.91	1.80	—	—	—	2.71
One Travel	—	—	—	—	—	—
Aremate	—	5.09	—	—	—	5.09
Andalucia Digital Multimedia	—	0.31	—	—	—	0.31
Other companies	1.29	3.34	(0.03)	(1.31)	—	3.29
	206.00	**67.36**	**(0.44)**	**(41.11)**	—	**231.81**
Total accumulated amortization	**688.60**	**500.58**	**(2.62)**	**(105.94)**	**1.10**	**1,081.72**
Unamortized goodwill in consolidation	**4,206.99**	**4,713.05**	**(1,245.86)**	**11.04**	**29.58**	**7,714.80**

Exhibit IV

Minitory interest

Minority interests

This caption relates to the equity of minority stockholders in the net worth and results for the year of the Group companies consolidated by the global integration method.

As of December 31, 2001, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Millions of Euros

	% of Ownership	Net Worth	Translation de Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/01
C.R.T. Celular Participações, S.A.	59.58%	147.56	(17.89)	25.83	—	155.50
C.T.C. Chile, S.A.	56.36%	567.38	523.48	3.13	—	1,093.99
Terra Networks España, S.A.	62.37%	3,937.29	(76.08)	(353.42)	(67.13)	3,440.66
Fonditel, S.A.	19.00%	7.48	—	1.46	—	8.94
Lola Films, S.A.	30.01%	5.14	—	(3.56)	—	1.58
Publiguías, S.A.	49.00%	9.52	(0.39)	5.64	—	14.77
Telefónica de Argentina, S.A	1.96%	88.02	(64.78)	0.74	—	23.98
Telefónica del Perú, S.A.	2.93%	27.15	(4.02)	(1.66)	—	21.47
TES Holding, S.A. de C.V.	49.00%	53.55	3.02	(18.27)	—	38.30
Telefónica Larga Distancia, Inc.	2.00%	2.50	(1.11)	0.09	—	1.48
Telefónica Publicidad e Información, S.A.	40.10%	31.27	(0.91)	25.75	—	56.11
Telesp Participações	13.28%	310.51	438.76	125.06	—	874.33
Tele Sudeste Celular Participações, S.A.	16.84%	96.64	(11.77)	17.97	—	102.84
Telefónica Móviles	7.30%	542.50	(27.16)	64.39	(58.54)	521.19
Group 3G UMTS Holding, GmbH	42.80%	912.10	—	(21.78)	—	890.32
IPSE 2000	—	4.20	(0.01)	(4.19)	—	—
Atlanet	66.00%	191.42	—	(54.55)	—	136.87
Endemol	0.65%	12.80	—	3.06	—	15.86
Telefónica Móviles Argentina, S.A.	2.07%	9.36	0.48	(14.41)	—	(4.57)
T.C.G. Holding, S.A.	49.00%	26.85	(2.28)	(26.70)	—	(2.13)
Movitel del Noroeste, S.A. de C.V.	10.00%	7.10	(0.29)	(0.71)	—	6.10
Emergia Uruguay, S.A.	6.01%	23.61	(0.33)	(11.26)	—	12.02
Other companies		60.65	(3.09)	(33.62)	—	23.94
Total		**7,074.60**	**755.63**	**(271.01)**	**(125.67)**	**7,433.55**

As of December 31, 2000, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Millions of Euros

	% of Ownership	Net Worth	Translation de Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/00
C.R.T. Celular Participações, S.A.	63.35	145.37	(2.06)	21.01	—	164.32
C.T.C. Chile, S.A.	56.36	1,213.97	42.53	(142.91)	—	1,113.59
Cleon, S.A.	50.00	3.93	—	—	—	3.93
Cointel	—	—	—	63.02	(63.02)	—
Fonditel, S.A.	19.00	6.51	—	1.39	—	7.90
Lola Films, S.A.	30.00	5.08	—	0.13	—	5.21
Publiguías, S.A.	45.07	10.53	(0.30)	(0.48)	—	9.75
Telefónica de Argentina, S.A.	2.08	(203.02)	216.22	106.21	(108.52)	10.89
Telefónica del Perú Holding	10.00	176.81	(11.07)	(0.85)	—	164.89
Telefónica del Perú, S.A.	2.89	72.50	(31.38)	(12.91)	12.87	41.08
Telefónica del Salvador Holding	49.00	59.70	8.01	(15.51)	—	52.20
Telefónica Larga Distancia, Inc.	2.00	0.67	1.00	(0.35)	—	1.32
Telefónica Publicidad e Información, S.A.	40.13	19.97	—	26.94	—	46.91
Telesp Participações	13.39	1,672.14	(1,277.35)	380.87	138.03	913.69
Tele Sudeste Celular Participações	17.99	226.75	(131.16)	33.54	(21.26)	107.87
Terra Networks	63.13	4,164.18	(74.94)	(246.14)	—	3,843.10
Telefónica Móviles	7.85	405.61	(6.12)	(1.90)	—	397.59
CEI	19.09	203.68	—	—	—	203.68
Orla Siebzehnte	42.80	906.48	—	(0.75)	—	905.73
IPSE 2000	54.41	1,169.70	—	0.29	—	1,169.99
Atlanet	66.00	130.44	2.24	(15.31)	—	117.37
Atco	—	—	—	(46.39)	46.39	—
Endemol	0.80	11.56	—	2.07	—	13.63
Other companies	—	62.48	4.03	(31.34)	(0.01)	35.16
Total		**10,465.04**	**(1,260.35)**	**120.63**	**4.48**	**9,329.80**

Variations in minority interests

The variations in minority interests as of December 31, 2001 were as follows:

	Balance at 12/31/00	Capital Contributions and Inclusión of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions	Dividends Paid	Balance at 12/31/01
C.R.T. Celular	164.32	—	25.83	(17.89)	(9.71)	—	(7.05)	155.50
C.T.C. Chile, S.A.	1,113.59	—	3.13	(14.49)	(1.99)	—	(6.25)	1,093.99
Terra Networks	3,843.10	—	(353.42)	(3.32)	(45.70)	—	—	3,440.66
Fonditel	7.90	—	1.46	—	—	—	(0.42)	8.94
Lola Films	5.21	—	(3.56)	—	(0.07)	—	—	1.58
Publiguías, S.A.	9.75	—	5.64	(0.67)	0.05	—	—	14.77
Telefónica de Argentina, S.A.	10.89	—	0.74	(77.74)	96.93	—	(6.84)	23.98
Telefónica del Perú Holding	164.89	—	—	6.64	(1.93)	(169.60)	—	—
Telefónica del Perú, S.A.	41.08	—	(1.66)	(48.44)	35.53	—	(5.04)	21.47
Telefónica del Salvador	52.20	—	(18.27)	3.02	1.35	—	—	38.30
Telefónica Larga Distancia, Inc.	1.32	—	0.09	0.08	(0.01)	—	—	1.48
Telefónica Publicidad e Información, S.A.	46.91	—	25.75	(0.52)	1.11	—	(17.14)	56.11
Telesp Participações	913.69	—	125.06	(23.75)	(66.22)	—	(74.45)	874.33
Tele Sudeste Celular Participações	107.87	—	17.97	(11.77)	(6.94)	—	(4.29)	102.84
Telefónica Móviles	397.59	107.96	64.39	(21.05)	(27.70)	—	—	521.19
CEI	203.68	—	—	—	—	(203.68)	—	—
Orla Siebzehnte	905.73	—	(21.78)	—	6.37	—	—	890.32
IPSE 2000	1,169.99	—	(4.19)	(0.01)	(1,165.79)	—	—	—
Atlanet	117.37	74.06	(54.55)	—	(0.01)	—	—	136.87
Endemol	13.63	—	3.06	(0.25)	(0.19)	—	(0.39)	15.86
TCP Unifom	—	12.00	(14.41)	(2.03)	(0.13)	—	—	(4.57)
Telefónica Centroamerica Guatemala, S.A.	(1.28)	—	(26.70)	(2.28)	28.13	—	—	(2.13)
Movitel del Noroeste	—	7.10	(0.71)	(0.29)	—	—	—	6.10
Emergia	23.94	—	(11.26)	(0.66)	—	—	—	12.02
Other companies	16.43	14.43	(33.62)	(0.07)	26.72	0.05	—	23.94
Total	**9,329.80**	**215.55**	**(271.01)**	**(215.49)**	**(1,130.20)**	**(373.23)**	**(121.87)**	**7,433.55**

The variations in minority interests in 2000 were as follows:

	Balance at 12/31/00	Capital Contributions and Inclusión of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions	Dividends Paid	Balance at 12/31/00
C.R.T. Celular	145.66	—	21.01	(2.35)	—	—	—	164.32
C.T.C. Chile, S.A.	1,211.70	—	(142.91)	50.05	(1.59)	—	(3.66)	1,113.59
Terra Networks	*323.86*	*3,803.41*	*(246.14)*	*(74.39)*	*36.36*	—	—	3,843.10
Cointel	564.64	—	63.02	32.20	—	(628.51)	(31.35)	0.00
Fonditel	6.71	—	1.39	—	—	—	(0.20)	7.90
Lola Films	5.09	—	0.13	—	(0.01)	—	—	5.21
Publiguías, S.A.	10.08	—	(0.48)	(0.63)	0.78	—	—	9.75
Telefónica de Argentina, S.A.	1,294.99	—	106.21	71.66	—	(1,461.65)	(0.32)	10.89
Telefónica del Perú Holding	164.23	—	(0.85)	2.33	(0.82)	—	—	164.89
Telefónica del Perú, S.A.	726.15	—	(12.91)	63.19	—	(680.30)	(55.05)	41.08
Telefónica del Salvador	42.77	—	(15.51)	3.14	21.80	—	—	52.20
Telefónica Larga Distancia, Inc.	1.57	—	(0.35)	0.10	—	—	—	1.32
Telefónica Publicidad e Información, S.A.	27.51	2.18	26.94	—	3.50	—	(13.22)	46.91
Telesp Participações	5,631.83	37.55	380.87	320.02	(445.10)	(4,568.85)	(442.63)	913.69
Tele Sudeste Celular Participações	429.09	—	33.54	18.57	2.24	(372.10)	(3.47)	107.87
Telefónica Móviles	—	405.61	(1.90)	(6.12)	—	—	—	397.59
CEI	—	203.68	—	—	—	—	—	203.68
Orla Siebzehnte	—	906.48	(0.75)	—	—	—	—	905.73
IPSE 2000	—	1,169.70	0.29	—	—	—	—	1,169.99
Atlanet	—	130.44	(15.31)	2.24	—	—	—	117.37
Atco	—	109.52	(46.39)	—	—	(63.14)	—	(0.01)
Endemol	—	12.39	2.07	—	(0.16)	—	(0.67)	13.63
Other companies	28.50	41.34	(31.33)	0.70	(0.10)	—	(0.01)	39.10
Total	**10,614.38**	**6,822.30**	**120.64**	**480.71**	**(383.10)**	**(7,774.55)**	**(550.58)**	**9,329.80**

Exhibit V

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2001, and of the main features thereof, is as follows (in millions of euros):

TELEFÓNICA AND INSTRUMENTALITY COMPANIES	CURRENCY	INTEREST RATE %	MATURING IN 2002	2003	2004	2005	2006	SUBSEQUENT YEARS	TOTAL
Debentures and bonds:									
FEBRUARY 1990 SERIES B	Euros	12.60	–	–	–	8.22	–	–	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	–	–	–	–	–	3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	–	–	–	52.45	–	–	52.45
FEBRUARY 1990 SERIES F	Euros	12.58	–	–	–	–	–	5.71	5.71
DECEMBER 1990	Euros	13.58	–	–	–	488.31	–	–	488.31
NOVEMBER 2002 C	Euros	10.08	116.08	–	–	–	–	–	116.08
OCTOBER 2004 C	Euros	8.25	–	–	69.24	–	–	–	69.24
APRIL 1999	Euros	4.50	–	–	–	–	–	500.00	500.00
JUNE 1999	Euros	5.38	–	–	–	–	–	300.00	300.00
JULY 1999 zero–cupon	Euros	6.37	–	–	–	–	–	34.90	34.90
MARCH 2000	Euros	6.79	–	–	–	–	–	50.00	50.00
APRIL 2000	Euros	5.63	–	–	–	–	–	500.00	500.00
Debentures subtotal:			**116.08**	**–**	**69.24**	**548.98**	**–**	**1,394.37**	**2,128.67**
EMTN ISSUE	PTE	Libor+0.07	–	–	74.82	–	–	–	74.82
EMTN ISSUE	US$	6.37	–	561.11	–	–	–	–	561.11
MARCH 1998	Euros	4.84	–	–	–	–	–	420.71	420.71
EMTN ISSUE	JPY	1.23	–	–	53.13	–	–	–	53.13
GLOBAL BOND	US$	7.35	–	–	–	1,402.77	–	–	1,402.77
GLOBAL BOND	US$	7.75	–	–	–	–	–	2,805.54	2,805.54
GLOBAL BOND	US$	8.25	–	–	–	–	–	1,402.77	1,402.77
GLOBAL BOND	EUR	6.125	–	–	–	1,000.00	–	–	1,000.00
EMTN ISSUE	JPY	Libor+0.22	–	257.10	–	–	–	–	257.10
EMTN ISSUE	EUR	Cupon 0	–	–	39.50	–	–	–	39.50
EMTN ISSUE	EUR	Eonia+0.26	–	150.99	–	–	–	–	150.99
EMTN ISSUE	EUR	Euribor+0.70	–	–	1,000.00	–	–	–	1,000.00
EMTN ISSUE	JPY	0.15	188.54	–	–	–	–	–	188.54
EMTN ISSUE	JPY	0.04	428.50	–	–	–	–	–	428.50
EMTN ISSUE	EUR	5.12	–	–	–	–	1,000.00	–	1,000.00
Bonds subtotal			**617.04**	**969.20**	**1,167.45**	**2,402.77**	**1,000.00**	**4,629.02**	**10,785.48**
Total issues:			**733.12**	**969.20**	**1,236.69**	**2,951.75**	**1,000.00**	**6,023.39**	**12,914.15**

Foreign Operators Debentures and bonds	Currency	Interest Rate %	2002	2003	Maturing in 2004	2005	2006	Subsequent Years	Total
Yankee Bonds	US$	7.63	—	—	—	—	224.44	—	224.44
Yankee Bonds	US$	8.38	—	—	—	—	224.44	—	224.44
Eurobonds	Euros	5.38	—	—	198.18	—	—	—	198.18
Series E	UF	6.00	8.71	4.36	—	—	—	—	13.07
Series F	UF	6.00	1.99	1.99	1.99	1.99	1.99	18.91	28.86
Series H	UF	5.80	13.94	13.94	13.94	13.94	6.97	—	62.73
Series I	UF	5.50	3.49	3.49	3.49	3.49	3.49	29.61	47.04
Series J	UF	6.75	8.35	8.36	8.36	8.36	8.36	29.26	71.05
Series k 1998	UF	6.75	—	—	0.21	1.06	1.90	108.31	111.48
CTC CHILE:			**36.48**	**32.14**	**226.17**	**28.84**	**471.59**	**186.09**	**981.29**
Bonds 1st Program T. Peru (1)	N. Soles	VAC+ 6.93	—	—	—	—	—	34.23	34.23
Bonds 1st Program T. Peru (2)	N. Soles	VAC+ 7.00	—	—	—	—	—	14.89	14.89
Bonds 1st Program T. Peru (3)	US$	7.69	22.44	—	—	—	—	—	22.44
Bonds 1st Program T. Peru (4)	US$	8.13	—	39.28	—	—	—	—	39.28
Bonds 1st Program T. Peru (5)	N. Soles	13.81	22.80	—	—	—	—	—	22.80
Bonds 1st Program T. Peru (6)	N. Soles	12.69	—	16.28	—	—	—	—	16.28
Bonds 1st Program T. Peru (7)	N. Soles	12.63	—	21.49	—	—	—	—	21.49
Bonds 2nd Program T. Peru (2)	N. Soles	7.5	—	17.91	—	—	—	—	17.91
Bonds 2nd Program T. Peru (3)	N. Soles	VAC+ 6.19	—	—	—	—	32.46	—	32.46
Telefónica del Perú:			**45.24**	**94.96**	—	—	**32.46**	**49.12**	**221.78**
Negotiable debentures	US$	11.88	—	—	336.66	—	—	—	336.66
Negotiable debentures	US$	9.13	—	—	—	—	—	413.55	413.55
Negotiable debentures	US$	9.88	112.22	—	—	—	—	—	112.22
TASA			**112.22**	—	**336.66**	—	—	**413.55**	**862.43**
Negotiable debentures	US$	9.70	17.06	—	—	—	—	—	17.06
CEI			**17.06**	—	—	—	—	—	**17.06**
Series A 1997	US$	8.85	—	—	212.74	—	—	—	212.74
Series B 1997	US$	10.38	—	—	115.53	—	—	—	115.53
Cointel			—	—	**328.27**	—	—	—	**328.27**
Total issues:			**211.00**	**127.10**	**891.10**	**28.84**	**594.05**	**648.76**	**2,410.83**
Total Group issues:			**944.12**	**1,096.30**	**2,127.79**	**2,980.59**	**1,504.05**	**6,672.15**	**15,324.98**

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2001, is as follows (in millions of euros):

Zero-coupon Debentures and Bonds (Issue value + Accrued Interest at 12/31/01)	Redemption Date	Redemption Rate	Book Value	Redemption Value
DEBENTURES				
FEBRUARY-90 SERIES E	02/26/05	613.338 %	52.45	76.79
FEBRUARY-90 SERIES F	02/26/10	1,069.470 %	5.71	15.04
DECEMBER 90	12/28/05	675.000 %	488.31	811.37
JULY-99	07/21/29	637.638 %	34.90	191.29
Total issues			**581.37**	**1,094.49**

Exhibit VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2001, is as follows:

Millions

Type of Risk	Equivalent Euro Value	Group Receives Value	Group Receives Currency	Group Pays Value	Group Pays Currency
Euro interest rate swaps	4,375.76				
–from fixed to floating	1,071.32	1,071.32	EUR	1,071.32	EUR
–from floating to fixed	2,239.22	2,239.22	EUR	2,239.22	EUR
–from floating to floating	1,065.22	1,064.73	EUR	1,065.22	EUR
Cross-currency swaps	7,374.11				
–from fixed to floating	**3,579.12**				
BRL/BRL	236.47	497.31	BRL	497.31	BRL
US$/US$	3,342.65	2,990.00	US$	2,990.00	US$
–from floating to fixed	**3,236.08**	2,895.00	US$	2,895.00	US$
–from floating to floating	**558.91**	500.00	US$	500.00	US$
Exchange rate swaps	15,913.72				
–from fixed to fixed	**2,293.01**				
EUR/US$	124.29	95.69	EUR	111.18	US$
EUR/GBP	128.77	121.49	EUR	80.00	GBP
EUR/MAD	3.34	33.76	EUR	349.09	MAD
JPY/US$	262.21	25,698.50	JPY	234.57	US$
US$/EUR	1,467.85	1,356.52	US$	1,467.85	EUR
US$/JPY	306.55	286.00	US$	33,338.50	JPY
–from fixed to floating	**3,261.32**				
EUR/US$	118.49	100.00	EUR	106.00	US$
US$/EUR	173.12	157.16	US$	173.12	EUR
JPY/EUR	725.53	78,200.00	JPY	725.53	EUR
JPY/BRL	152.03	15,293.75	JPY	319.73	BRL
JPY/US$	152.02	16,456.00	JPY	136.00	US$
US$/BRL	1,940.13	1,717.88	US$	4,080.28	BRL
–from floating to fixed	**207.29**	466.34	BRL	185.45	US$
–from floating to floating	**10,152.10**				
EUR/US$	6,294.28	5,096.01	EUR	5,630.86	US$
EUR/GBP	273.64	265.59	EUR	170.00	GBP
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
US$/EUR	3,302.18	3,013.23	US$	3,302.18	EUR
Forwards	3,055.61				
US$/ARS	401.74	342.50	US$	359.40	ARS
US$/PEN	561.64	463.83	US$	1,731.42	PEN
US$/CLD	61.57	50.00	US$	36,072.00	CLP
US$/EUR	680.02	637.01	US$	680.02	EUR
US$/UFC	1,350.64	1,262.80	US$	48.65	UFC
Subtotal	**30,719.20**				

Notional amounts of structd. products with options	Euros	Notional Amounts	
Interest rate options	6,694.38		
–Caps & Floors	**3,949.21**		
US$	3,392.58	3,035.00	US$
EUR	556.63	556.63	EUR
–Swaptions	**2,665.84**		
US$	2,403.31	2,150.00	US$
EUR	262.53	262.53	EUR
–Interest rate options	**79.33**	79.33	EUR
Exchange rate options	1,568.06		
EUR/BRL	21.00	21.00	EUR
US$/ARS	723.79	647.50	US$
US$/BRL	725.46	649.00	US$
US$/CLP	89.43	80.00	US$
US$/MXN	8.38	7.50	US$
Equity Swaps	**448.85**	448.85	EUR
Subtotal	8,711.29		
Total	39,430.49		

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2000, is as follows:

Millions

Type of Risk	Equivalent Euro Value	Group Receives Value	Group Receives Currency	Group Pays Value	Group Pays Currency
Euro interest rate swaps	2,005.37				
–from fixed to floating	685.80			685.80	EUR
–from floating to fixed	1,277.20			1,277.20	EUR
–from floating to floating	42.37			42.37	EUR
Cross-currency swap	9,235.88				
–from fixed to floating	**3,773.17**				
US$/US$	2,653.93	2,500	US$	2,500	US$
EUR/EUR	1,119.23	1,119	EUR	1,119	EUR
–from floating to fixed	**4,154.57**				
US$/US$	3,354.57	3,160	US$	3,160	US$
EUR/EUR	800.00	800	EUR	800	EUR
–from floating to floating	**1,308.14**				
US$/US$	530.79	500	US$	500	US$
EUR/EUR	702.54	703	EUR	703	EUR
EUR/EUR	74.82	15,000	PTE	15,000	PTE
Interest rate options	2,391.49				
–Caps & Floors	**3,999.40**				
US$	4,007.44			3,775	US$
EUR	132.22			132.22	EUR
EUR	149.63			30,000	PTE
EUR	(289.90)			(290)	EUR
–Swaptions	**(1,687.24)**				
US$	(1,486.20)			(1,400)	US$
EUR	(201.04)			(201.04)	EUR
Euro structured products	**79.33**			79.33	EUR
Exchange rate swap	9,919.92				
–from fixed to fixed	**1,062.40**				
EUR/US$	235.27	235	EUR	247	US$
EUR/EUR	102.87	102.87	EUR	104	EUR
JPY/US$	249.01	25,699	JPY	235	US$
US$/JPY	159.24	150	US$	16,883	JPY
EUR/GBP	121.49	121	EUR	80	GBP
US$/BRL	131.90	124	US$	251	BRL
US$/CLP	26.54	25	CLP	12,418	CLP
US$/MAD	36.08	34	US$	349	MAD
–from fixed to floating	**1,610.51**				
US$/BRL	836.96	788	US$	1,461	BRL
JPY/EUR	673.55	66,200	JPY	674	EUR
EUR/US$	100.00	100	EUR	106	US$
–from floating to floating	**7,247.01**				
EUR/US$	1,692.22	1,692.22	EUR	1,978	US$
US$/EUR	428.71	487	US$	428.71	EUR
EUR/EUR	263.46	263	EUR	263.46	EUR
US$/EUR	3,338.76	3,339	EUR	3,766	US$
US$/EUR	1,249.13	1,078	US$	1,249	EUR
EUR/FRT	92.50	93	EUR	607	FRF
EUR/GBP	182.23	182	EUR	120	GBP
Forwards	3,740.59				
US$/ARS	1,393.84	1,313	US$	1,351	ARS
US$/EUR	2.26	2	US$	2	EUR
EUR/US$	171.32	171	EUR	160	US$
JPY/US$	31.86	3,250	JPY	30	US$
US$/PEN	396.08	373	US$	1,359	PEN
US$/UFC	1,665.61	1,569	US$	55	UFC
VEB/US$	21.23	14,350	VEB	20	US$
US$/VEB	58.39	55	US$	41,873	VEB
Exchange rate options	331.52				
US$/BRL	26.53	25	US$	—	BRL
EUR/US$	304.99	305	EUR	287	US$
Total	27,624.77				

The detail, by maturity, of the hedging transactions arranged as of December 31, 2001, is as follows:

			Millions of Euros		
UNDERLYING INSTRUMENT HEDGED	AMOUNT	UP TO 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	OVER 5 YEARS
With underlying instrument					
Promissory notes	—	—	—	—	—
Loans	**14,041.63**	**4,438.78**	**6,459.06**	**756.90**	**2,386.89**
In national currency	5,044.04	206.18	1,883.40	662.10	2,292.36
In foreign currencies	8,997.59	4,232.60	4,575.66	94.80	94.53
MTN debentures and bonds	**18,577.08**	**5,168.36**	**7,634.22**	**2,209.40**	**3,565.10**
In national currency	5,016.50	958.42	2,248.95	864.61	944.52
In foreign currencies	13,560.58	4,209.94	5,385.27	1,344.79	2,620.58
Liability	**6,362.93**	**4,648.00**	**1,338.32**	**16.51**	**360.10**
Swaps	1,108.73	482.64	609.58	16.51	—
Exchange rate options	1,568.06	1,568.06	—	—	—
Interest rate options	1,210.55	121.71	728.74	—	360.10
Forward	2,475.59	2,475.59	—	—	—
Shares	**448.85**	**448.85**			
Total	**39,430.49**	**14,703.99**	**15,431.60**	**2,982.81**	**6,312.09**

The detail, by maturity, of the hedging transactions arranged as of December 31, 2000, is as follows:

			Millions of Euros		
UNDERLYING INSTRUMENT HEDGED	AMOUNT	UP TO 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	OVER 5 YEARS
With underlying instrument					
Promissory notes	—	—	—	—	—
Loans	***7,525.17***	***885.63***	***1,384.81***	***1,366.49***	***3,888.24***
In national currency	1,974.22	6.01	83.49	350.85	1,533.87
In foreign currencies	5,550.95	879.62	1,301.32	1,015.64	2,354.37
MTN debentures and bonds	**6,865.45**	**657.36**	**760.00**	**2,406.75**	**3,041.34**
In national currency	841.42	—	—	—	841.42
In foreign currencies	6,024.03	657.36	760.00	2,406.75	2,199.92
Liability	**13,234.14**	**6,194.10**	**4,772.40**	**2,659.34**	**(391.70)**
Swaps	7,355.17	2,488.14	3,286.20	1,580.83	—
Exchange rate options	331.52	331.52	—	—	—
Interest rate options	2,391.49	218.48	1,486.20	1,078.51	(391.70)
Forward	3,155.96	3,155.96	—	—	—
Total	**27,624.76**	**7,737.09**	**6,917.21**	**6,432.58**	**6,537.88**

Management report of the Telefónica Group 2001

Initial Summary

Organization by Business Line

The reorganization of the Telefónica Group by business line initiated in 2000 was completed in 2001 with the transfer of the businesses that had not been transferred as of December 31, 2000, thereby completing the organization model by Business Line at global level. Each line of business is carried on by a subsidiary responsible for the business:

The wireline telephony business in Spain is carried on by Telefónica de España, S.A.U., under which are grouped other subsidiaries with the same line of business.

In the wireless business, Telefónica Móviles, following its incorporation in February 2000, groups together all the Telefónica Group's holdings in wireless companies with the exception of those in Chile and Puerto Rico, at which, despite not having an ownership interest, it controls the management. In 2000 UMTS licenses were also obtained in Spain, Germany, Italy and Austria. In 2001 the Group's wireline assets in Argentina and Peru were transferred to Telefónica Móviles, and a fifth UMTS license was acquired in Switzerland. The penetration of the Mexican market and the launch of GSM/GPRS services in Germany form part of the international expansion process carried out during the year.

The wireline telephony operators in Latin America, after Telefónica increased its ownership interest through the Verónica Operation, continue to be managed by Telefónica Internacional, in a business line that is being consolidated as the leading wireline operator in the region.

As regards the data business, Telefónica DataCorp provides integral communications services to companies, paying special attention to large corporations and companies in the new economy, in Spain, the rest of Europe and Latin America. In 2001 the operators in Argentina, Brazil and Peru were included in Telefónica DataCorp, and the German company Mediaways was acquired through Telefónica, S.A..

In the media business, Admira Media (formerly Telefónica Media) is structured in three business units: free television and radio, content and pay television.

In the Internet businesses, 2001 was the first complete year since the merger of Terra Networks, S.A. and Lycos Inc. in which the two entities operated as a single company.

TPI-Páginas Amarillas manages the telephone directories business, which also encompasses similar activities in the countries where the Group operates.

Other lines of business are the call center business, managed by Atento, with a presence in Spain, Latin America, Mexico, Japan and Morocco, the carrier's carrier (underwater cable) business managed by Emergia and the business-to-business e-commerce business managed by Katalyx.

The Corporate Center, Telefónica S.A., heads the Group and gives it cohesion, allowing synergies to be harnessed with initiatives such as the creation of Telefónica Shared Services Management to provide support functions to the business units in each country.

International Expansion

In 2001 the Telefónica Group continued to consolidate its presence in Latin America, its natural market, as a result of which revenues from its business in this area account for around 43.5% of the Group's net sales. Noteworthy was the management drive carried out, despite the unfavorable performance of the economy in the region, particularly in Brazil where the figure of 12.6 million wireline telephony lines was reached, an increase of 19% with respect to the previous year, and there are now more than 5.6 million cellular customers, up 21% on 2000. 2001 saw an event of particular importance for the Group's future organic growth, namely the presentation of the documents relating to the meeting of targets, two years before schedule, by Telesp to the Brazilian regulator (ANATEL) for certification, signifying that all the Telefónica Group companies in Brazil can now apply for authorizations to provide new telecommunications services in the rest of the country, thereby opening up a new channel of future growth.

Worthy of note in the wireless area was the agreement reached with Motorola for the acquisition of four operators in Mexico (Cedetel, Norcel, Movitel and Baja Celular), whose respective brand names were unified under the Telefónica Móviles México brand name. These companies joined the Group effective July 1. It should also be noted that at the beginning of 2001 Telefónica and Portugal Telecom entered into an agreement for the creation in Brazil of the largest wireless telephony operator in South America by grouping together their wireless assets, signifying that at that date the Groups had around 9.3 million customers.

Also, Telefónica has directed the international development and expansion of the Group's businesses towards other geographical areas, including notably a greater presence in Europe as a result of the obtainment in 2000 and 2001 of UMTS licenses in Germany, Italy, Austria, Switzerland and Spain, which will enable Telefónica Móviles to position itself as one of the three largest global operators in terms of population served. In 2001 GSM/GPRS services were launched in Germany through Grupo 3G, a Telefónica Móviles subsidiary, under the "Quam" brand name.

In January 2001, implementing an agreement entered into in May 2000, Telefónica completed the acquisition of the German company Mediaways, the second IP operator in Germany, with which it also started to operate in the U.K. in the second half of the year. Subsequently, in February 2002 Telefónica acquired HighwayOne, one of the leading broadband service providers for corporate customers in Germany. Both Mediaways (since 2001) and HighwayOne (since its acquisition) have been, or will be, managed by Telefónica Datacorp.

Terra-Lycos acquired Raging Bull in the U.S., one of the leading financial communities in the Internet, and DeCompras.com, the leader in e-commerce in Mexico and Latin America.

Regulatory Environment

The new legislation regulating access to Telefónica de España's local loop came into force on January 1, 2001. This will enable subscribers to choose the operator with which they wish to make their calls, thereby substantially completing the market deregulation process.

On April 19, 2001, the Government's Standing Committee for Economic Affairs approved a proposal to establish a new regulatory price framework for the services provided by Telefónica de España, which will make it possible to redress the rate imbalance and eliminate the access shortfall in 2003, by increasing the monthly charge until it reaches €12.62 in 2003.

The Telecommunications Market Commission (CTM) has proposed the introduction of a new capacity-based interconnection model to replace the former price-setting model based on the length of calls.

In August, the CTM approved the rates for the ADSL retail services of Telefónica de España, which made it possible to provide this Internet access service through the switched telephony network.

In the wireless telephony area, mention should be made of the regulatory changes announced, which will alter the framework envisaged in the current GSM and UMTS licenses, with the establishment of a fee for use of the radio spectrum in Spain. In 2001 Telefónica Móviles España was announced as being the dominant operator in the interconnection market.

In Latin America, it should be noted that for CTC Chile 2001 was the second year in which the impact on the year of the Rate Decree was felt. In Argentina, the market was fully deregulated in November 2000, which led to the flexibilization of the processes and criteria for the grant of licenses and administrative authorizations to provide telecommunications services, which was accompanied by a 50% reduction in the interconnection rates. In Peru the new regulatory environment came into force in September 2001, where a price cap system was introduced for setting wireline telephony prices. Lastly, the most salient feature of the year in Brazil was the early fulfillment of the targets set by Anatel in the privatization process.

It should be noted in connection with the telephone directories business that in Chile, in the first half of the year, the Subsecretariat of Telecommunications (SUBTEL) approved a regulatory change relating to the publishing of telephone directories by establishing that operators must now publish and distribute telephone directories to their subscribers every two years. Also, Anatel (the telecommunications regulator in Brazil) issued a Circular whereby, on an experimental basis, operators were released from the obligation to distribute the telephone directory "LTOG" among its subscribers, provided that it offered an alternative service and that the subscriber did not request a printed edition.

Share Performance and Significant Variables

The market volatility that was particularly acute in the case of telecommunications stocks in 2000 continued in 2001 and even worsened as a result of the September 11 terrorist attacks in the U.S. Telefónica's share price dropped 11.2% in 2001 to stand at €15.03 at year-end. However, this decrease was under the average for the main European operators as a whole.

At Group level, wireline telephony lines reached 44,975 million (42,279 million lines managed), up 6.3% on the previous year. Wireless telephony customers numbered 29,795 million, 28% more than in 2000. Wireline and wireless telephony and pay television connections totaled 78 million, and the Group's ADSL customers totaled 621,919, of which 60.4% were in Spain and the remainder in Latin America.

Information on Lines of Business

Wireline Telephony in Spain

The Telefónica de España Group's revenues at year-end were 0.4% higher than in 2000. Traditional business revenues remained practically the same as in the preceding year, as a result of the drop in rates, the trend in market share and the €1.2 increase in the STB monthly charge. These good figures, together with the increase in Internet, broadband and wholesale revenues made it possible to improve on the projections for the year and achieve growth with respect to 2000.

Also, the Telefónica de España Group's operating expenses decreased by 3.1%, due mainly to the reduction of personnel expenses, the decrease in total procurements and the containment of variable expenses. Telefónica de España's operating expenses before interconnection expenses for the year remained unchanged with respect to 2000. Telefónica de España's year-end headcount was 40,856, giving a productivity ratio of 505.4 lines/employee.

2001 witnessed significant progress in the broadband market due to the introduction of ADSL technology, as evidenced by the 375,816 ADSL customers at year-end. The Telefónica Group's decision to promote this technology and the commercial success achieved have given it a market share of 68.6% in broadband services and enabled it to maintain its leading position in this market. The average daily rate of installations reached its maximum level in November with 2,922 lines per day, and the volume of accesses exceeded 16.2 million lines. Since the retail ADSL service was launched by Telefónica de España on August 13 (ADSL Line), the plant in service has totaled 187,025 users, almost 50% of the total market at year-end.

Because of the importance of the Internet and broadband business and the need to be present throughout the value chain of the business, in April 2001 Telefónica.net was launched as a narrowband Internet service provider, to subsequently also become a broadband Internet service provider. Telefónica.net ended the year with 87,250 flat-rate switched access users, 127,700 non-flat-rate narrowband users and 187,025 ADSL users.

Telefónica de España's equivalent lines in service amounted to 20,646,935, up 1.6% on 2000 due mainly to the fact that the net negative growth of BTS (-298,178 lines) was offset by the positive performance of the Integrated Services Digital Network, the plant in service of which amounted to 810,197 in basic accesses and to 15,794 in primary, representing growth of 28.1% and 15.3%, respectively.

The Ibercom's plant in service, measured in terms of extensions, rose to 1,074,119 at 2001 year-end, up 10.6% on December 2000 due to the 277,281 new connections in the year, which surpassed the Company's expectations.

Digital circuit lease services performed well in 2001 and grew by 7.6% with respect to 2000.

The total minutes of usage sold totaled 138,580 million, up 28.2% on 2000. Average consumption in terms of minute per line and day grew by 26% to 21.05, due mainly to the increased use of the Internet and the interconnection of wireline operators. Outgoing traffic grew by 14.3% to 99,945 million minutes, boosted mainly by the increase in Internet traffic (47.8%) and provincial and international traffic (26.5% and 18.4%, respectively). Incoming traffic continues to grow strongly (cumulative growth of 87.6% through December), which reflected the dynamic nature, mainly, of wireline-to-wireline traffic.

Wireline telephony in Latin America

In 2001 Telefónica consolidated its presence in the Latin American market and strengthened its position in the countries in which it operates. At year-end there were 21.6 million lines in service, 11.7% more than at 2000 year-end, and the Group had 30,425 employees.

The growth and consolidation of the business in Brazil had a notable influence on its improved operating results, but its contribution to the Group's earnings was reduced by the negative trend in exchange rates.

The labor force reduction processes and the cost containment policies pursued by the companies also made it possible to cushion the effects of the emergence of a greater number of competitors following the deregulation of the markets.

It should also be noted that 2001 witnessed an important event vis-à-vis the Group's future organic growth, namely the presentation of the documents relating to the meeting of targets, two years before schedule, by Telesp, the telephony operator in the State of São Paulo, to the Brazilian regulator (ANATEL) for certification, signifying that all the Telefónica Group companies in Brazil can now apply for authorizations to provide new telecommunications services in the rest of the country, thereby opening up a new channel of future growth. Telesp ended the year with more than 12.6 million lines in service, up 19% on 2000.

TASA's earnings were affected by the Telecommunications Deregulation Decree which came into force in November 2000, leading to an increase in the number of competitors and lower prices. This situation was exacerbated by the impact of the economic recession, which led to the devaluation of the Argentine peso with respect to the U.S. dollar.

In Chile, the expense containment policy was aimed at offsetting the reduction in margins arising from the application of the Rate Decree. Worthy of mention are the positive results obtained in the long-distance business.

In Peru there was a drive to optimize expenses so as to meet the challenge of the deregulation of the market in 2001 with the introduction of the Price-Cap system (price reduction), the entry of new competitors and the reduction of the long-distance market.

Telefónica Móviles

2001 was marked by the following milestones for the wireless telephony business:

- Telefónica Móviles maintained a strong competitive position in all the regions in which it operates, despite the growing competition, as a result of the customer loyalty-building policies implemented by the various operators. Noteworthy in this connection was the positive trend in Telefónica Móviles España's market share, which remained stable with respect to the preceding year, making it a point of reference for the operators established in the various European markets.

- Telefónica Móviles entered into an agreement with Portugal Telecom for the formation of a joint venture to group together all the assets of the two companies in the wireless telephony business in Brazil. The resulting company will be the largest wireless operator in Brazil.

- Telefónica Móviles entered the second largest Latin American market, Mexico, through the acquisition of four operators in the north of the country. Following the acquisition, the four operators were integrated under the name of Telefónica Móviles México, using the Telefónica Movistar brand name.

- GSM/GPRS services were launched in Germany through Grupo 3G, a Telefónica Móviles subsidiary, under the "Quam" brand name. Also, this company entered into an agreement to share UMTS infrastructures in Germany, which will lead to significant investment and cost savings.

- The Telefónica Group's wireless assets in Argentina and Peru were effectively transferred to Telefónica Móviles.

Telefónica Móviles is leading the creation of a standard for making payments by wireless telephone in the Spanish market. The company formed for this purpose, in which all the Spanish wireless operators and leading finance entities have ownership interests, is called Mobipay and will commence operations in 2002.

Confirming its technological leadership position, Telefónica Móviles España, S.A. offered nationwide GPRS service coverage from the beginning of the year, and made progress in the development of new value-added services aimed at fostering the use of wireless telephones. It was with this objective in mind that the Group entered into the numerous agreements with leading companies in the industry (suppliers, technology partners and content providers) and launched Movilforum, a meeting point providing technical support service for the development of new wireless applications.

In operating terms, at 2001 year-end there had been a significant increase in the customer base, despite the slowdown of the world economy. At the end of 2001 Telefónica Móviles had 29.8 million customers, 28% more than at the end of 2000, with operations in Latin America and the Mediterranean region accounting for 44% of total customers. The operators in Peru and Morocco broke the one million customers-barrier in 2001.

There was a growing use of data services at all the Group's operators, and the "e-moción" WAP content platform was extended to most of the countries in which Telefónica Móviles operates in 2001. In this context, the evolution of the Spanish operator merits special attention, since it now has more than 2.5 million e-moción users and the number of short messages grew by 177.1% with respect to 2000 to 6,307 million. In 2001 data service revenues in Spain accounted for 9% of total customer billings.

Terra Lycos

2001 was the first complete year since the merger of Terra Networks, S.A. and Lycos Inc. in October 2000 and, therefore was the first in which the two entities operated as a single company. The macroeconomic situation in the countries in which Terra Lycos operates was already poor at the beginning of 2001, particularly in the U.S., where one of the company's main businesses, namely online advertising, was hit. This adverse economic scenario worsened as the year progressed, particularly after the September 11 terrorist attacks. However, in 2001 Terra Lycos consolidated its ISP and portal businesses in both Spain and Latin America as a result of its pan-regional presence in 16 countries. As of December 31, 2001, Terra Lycos had more than 4.3 million subscribers to its ISP business, of whom 1.3 million were paying customers, i.e. 30% more than in 2000. With approximately 500 million hits per day worldwide, Terra Lycos is one of the most visited sites in the world, and has a presence in 43 countries.

At the beginning of 2001 Terra announced a new organizational structure, focused on the company's various business areas and its profitability. Under this new organization, since the beginning of 2001 the Company has had three Strategic Business Units, namely access, media and e-commerce, and two Geographical Units, namely the U.S. and Spain-Latam.

With profitability as its main objective, Terra Lycos has established as a key strategy the migration from free services to value-added pay services, through the OBP (Open, Basic and Premium) model. The company is implementing the OBP in all its business lines and in all the geographical areas in which it operates, diversifying its revenues towards pay per subscription and pay per view or pay per use arrangements. Thus, in the access business, not only did the company not foster free access in any of the markets in which it operates, but it progressively switched its focus to pay access. Based on this policy, Terra Lycos discontinued the free access service in Brazil (June 15, 2001), and in Mexico access reverted to prepaid access (January 7, 2002).

In 2001 Terra Lycos was very active in the launch of new products and services. Apart from the launch of ADSL Plus, the other new services launched include most notably the launch of the virtual hard disk, the first online games platform, Lycos Talk Radio, the first Internet interactive radio network, Lycos 411, a service through which users can access Internet information by telephone and the first voice portal in Spain. Also worthy of note was the agreement entered into with Bancomer in Mexico, which enables the company to provide certain services designed specifically for SMEs.

Noteworthy in relation to mergers and acquisitions were the acquisitions of Raging Bull, the leading financial community, Iberwap, a digital cartography service provider, and DeCompras.com, a leading e-commerce company in Mexico and Latin America, as well as the acquisition of a 49% holding in Uno-e, one of the leading online banks in Spain.

Telefónica Data

2001 was the first complete year in which Telefónica DataCorp developed its business plan as a global Telefónica Group business line engaging in the provision of integral telecommunications services to companies. Following the end of the spin-off process, on January 1, 2001, the national operators in Argentina, Brazil and Peru were included in the Telefónica Data Group. These operators, together with the previously existing presence in Colombia, Mexico, Uruguay and the U.S. form a single platform for the provision of regional services in Latin America to multinational customers.

The acquisition of the second IP operator in Germany, MediaWays, was completed in January 2001, thereby increasing the Telefónica Data Group's presence in Europe (where it already operated in Italy and Austria). Through MediaWays, in the second half of 2001 Telefónica Data also started to operate in the U.K.

Telefónica Data has a presence in 14 countries, in which, depending on the degree of development and the market share achieved, it operates different business models. In countries where the Telefónica Group is the market leader, it specializes in the provision of integral telecommunications services to corporate customers, offering higher added-value services, whereas in those in which it operates as a new entrant it acts as a global telecommunications operator, focusing on the customer segments and services that will enable it to achieve the market share required to make its investments profitable.

In the sphere of the services and as a factor inherent to its strategy based on broadening its range of services and progressing along the value chain towards value-added services, in September 2001 Telefónica Data announced the start-up of operations in the U.S. of its biggest Telefónica Data Internet Center in Miami, thereby completing its network of Data Centers located in Buenos Aires, Lima, Madrid and São Paulo, with a total area of over 38,000 square meters.

At the beginning of June the Telefónica Group and Banco Itaú, which has its headquarters in São Paulo, Brazil and is one of the financial groups with the highest market value in Latin America, formed an alliance for the provision of telecommunications services to the bank. Once the agreement had been signed, Telefónica Data started to manage Banco Itaú's corporate telecommunications network. This agreement will enable Telefónica Data to increase its presence in the corporate data transmission market, one of the most promising in the Brazilian telecommunications market. Also, in May Sol Meliá and Telefónica Data entered into a cooperation agreement encompassing, inter alia, the implementation of the "SolNet" network in all the former's hotels and corporate centers.

In order to generate economies of scale and increase efficiency, in 2001 foundations were laid for the unified management of the Group's international capacity through Emergia, Telefónica Data Servicios Internacionales and the international voice networks.

Admira Media

The Telefónica Media Group is now called the Admira Media Group. This new name was chosen to facilitate the consolidation of a group identity and culture. By acting as the axis around which the Group's various media companies operate and strengthening the synergies between these companies and Telefónica, Admira has positioned itself as the market leader in the creation, packaging and distribution of content using traditional media and multiplatforms.

2001 saw the consolidation of the significant acquisitions made in 2000: the Argentine chain Telefé and the Dutch producer with a worldwide presence Endemol Entertainment NV, as well as the 25% stake in the Catalan producer Media Park and the 51% stake in Rodven. Admira Media is one of the largest groups in the world in the production, ownership and broadcasting of content and audiovisual services for Spanish and Portuguese speakers, with more than 550 million potential customers. Admira Media is present throughout the audiovisual industry's value chain, giving it a high level of flexibility for the distribution and transfer of content among its various companies. It is organized in three business lines: free-to-air television and radio, content and pay television.

Free-to-air television and radio: Noteworthy in the area of free-to-air television in Spain is Antena 3 with a market share in Spain of 20.5%, similar to that of the other private networks, although the audience profile has enabled it to capture 27.4% of the total television advertising market, increasing its efficiency ratio to 1.34. Noteworthy in Argentina are Telefé, the leading television chain which broadcasts free-to-air programs in Capital Federal and Gran Buenos Aires, which in 2001 had an average audience share of 40.6% and captured over 43% of the advertising investment of the industry, and Azul, which is the third free-to-air television network in Argentina, with an average share of 16.9% in 2001.

Admira Media has a significant presence in the Spanish and Argentine radio markets. In Spain it operates through Uniprex, S.A. (Onda Cero) and Cadena Voz de Radiodifusión, S.A., which operate in the radio market through a network of approximately 219 own and associated stations. At the end of July 2001 Onda Cero and Radio Blanca formed an alliance that increases the urban FM coverage of Onda Cero through the 70 Radio Blanca stations located in provincial capitals. Onda Cero Radio maintained its position in 2001 as the second Spanish conventional radio network in terms of audience share. In Argentina, Admira Media acquired Radio Continental, third in conventional scheduling (AM) and first in formula radio (FM).

Content: noteworthy in the content business line is Endemol, the leader in the development and production of content for free-to-air television, pay television and the Internet. Endemol is also the leader in the production of television programs and formats, with a significant presence in the Netherlands, Spain, France, Germany, the U.K. and Italy, where it is ranked among the first three companies in the market. In 2001 it increased its presence in Latin America by entering into agreements in Brazil (Globo) and Mexico (Televisa).

Admira groups together all the broadcasting rights for sporting events in Telefónica Sport, including Euroleague Marketing, which owns the rights to the Basketball Euroleague, and GMAF, which owns 40% of Audiovisual Sport, which has various rights to broadcast soccer competitions in Spain. In Argentina, Admira Media owns the rights to the Soccer League Championship matches through Torneos y Competencias.

Pay television and distribution: Vía Digital distributes 65 television networks, 30 audio and interactive services, and at 2001 year-end had 806,000 subscribers. Its programming includes the rights to broadcast soccer's Champions League matches, the Soccer World Cup in 2002, and the Spanish Soccer League and Knockout Tournament matches.

Telefónica Publicidad e Información

In 2001 the TPI Group reaped the rewards of its product diversification and internationalization strategy. It is aware of the need to continuously evolve if it is to maintain its leading position in the Spanish –and Portuguese– speaking market.

Publishing products continue to represent the company's main source of revenue; however, the highest growth percentages are in the products relating to the new technologies (Internet, speaking pages, etc.). The new products, which are increasingly tailored to user preferences, the agreements with communications platforms and better customer segmentation have enabled the company to generate more value and increase the visibility of its advertisers, consolidating TPI as a multimedia advertising service provider.

Due to its sound performance, the parent company continues to finance the international expansion drive, and it contributes to the Group 74% of the total revenues. A salient feature of 2001 was its excellent advertising revenues, which grew by 9.8%. Certain new features were added to the traditional business: in the Yellow Pages area, work continued on including home-work breakdowns in the directories, and in 2001 the Pocket Yellow Pages were launched; noteworthy in connection with the White Pages were the format changes and the introduction of color in many parts of the directories.

As part of the Group's internationalization strategy, worthy of mention is the inclusion of Publiguías in the Group's income statement. In 2001 the Chilean subsidiary contributed 14% of revenues and 21% of the EBITDA. In the first year that this business was managed in Chile, the directory publishing and distribution agreements were renegotiated, giving rise to a significant increase in the profitability of Publiguías. TPI Brasil commenced operations in 1999 and strengthened its market position with the publishing of Yellow Pages in the City of São Paulo, Guarulhos, Riberao Preto and Curitiba (State of Paraná). In August, the publishers Listel, with which TPI has entered into a commercial cooperation agreement in Brazil, announced their intention to terminate the contract between the two parties in 2002.

Since 2001 year-end the company has acquired all the shares of Telefónica Publicidad e Información, S.A.C., which engages in the publishing, distribution and operation of directories in Peru, from Telefónica del Perú for US$ 31.2 million. It also manages the directories subsidiary owned by the Group in Argentina (Telinver).

Atento

Atento carries on its business activities through contact centers or multichannel platforms (telephone, fax, Internet), with a broad range of services from call centers to more sophisticated products, such as, inter alia, the design, implementation and monitoring of loyalty-building programs, telemarketing campaigns, market/customer segmentation, consumer behavior research, management and follow-up of orders and Internet-based assistance.

In 2001 Atento continued to expand internationally with the establishment of call centers in Mexico, Japan and Venezuela. Its multinational presence encompasses 13 countries in four continents, and it is the leader in the Latin American and Spanish markets.

For Atento 2001 was a year of consolidation, following the growth and investment phase in 2000. Atento commenced operations in Mexico in the context of its overall strategy of maximizing returns in high-growth markets and of supporting the Telefónica Group in its expansion process. The company's main objectives center on selecting contracts with major customers in order to forge lasting and high value-added relations, more efficient operating management to improve the company's margins and better control of costs and investment in order to achieve adequate profitability. Within the framework of the cooperation agreements between BBVA and Telefónica, the former transferred to Atento in Spain title to the bank's call center services and the telephone banking and telesale services in all the other countries in which it is present, receiving in return a 9% holding in Atento.

At the end of 2001, Atento had a network of 61 platforms, with 29,561 call center positions, and more than 50,000 employees.

Emergia

Emergia is the Telefónica Group's business line which engages in the provision of international broadband infrastructure services for the wholesale market. It provides services to international carriers, ISPs and other companies which make intensive use of communications services which require city-to-city, door-to-door connectivity in Latin America and Europe and from Latin America to the U.S. and Europe.

In the first quarter of 2001 work was completed on the installation of the 25,000 km fiber optic land and underwater ring. With an investment of approximately €1,400 million, Emergia has an initial capacity of 40 Gbps, extendable to 1.92 Tbps.

Emergia is the only operator in Latin America with a fully operational broadband ring, and has managed to position itself in the market as a stable and solvent broadband provider in a difficult competitive environment.

In 2001, once its ring had been consolidated, Emergia started to deploy its network, both outside and inside its ring. It has entered into important capacity exchange agreements with operators that will enable Emergia to offer connection services in Europe. Also, using the same system, it has extended its network inside Brazil, specifically in Río de Janeiro.

Agreements have been entered into with the main telecommunications operators in the world, which have given rise to revenues that were in line with projections and that exceeded initial expectations. As regards new products, country-to-country television signal transmission trials using fiber optic cables were conducted, which will undoubtedly constitute an opportunity for the television channels to reduce their costs and permit Emergia to develop a product which stands out from the rest.

Katalyx

2001 saw the consolidation of the initiatives with the best prospects from all those being developed by Katalyx as an incubator of projects. These initiatives include most notably Adquira, Via Katalyx, Katalyx Food, Katalyx Catalogs and Katalyx Construcción. In some of these initiatives alliances with large business groups have been formed or are under negotiation. In 2001 Katalyx carried out a wide-reaching restructuring of all its group of companies in the countries in which it operates (Spain, Argentina, Brazil and Mexico), which led to drastic expense cutbacks and a rationalization of the processes of its central structures. The aim of the restructuring was to adapt to the new market situation, which has led to a drop in technology stocks on the stock market and to a delay in the implementation of B2B initiatives, particularly in Latin America.

The various initiatives include most notably:

Adquira: a Katalyx initiative for the e-commerce of indirect goods through a horizontal platform. On November 30 the process of the acquisition of the capital of Adquira Ibérica by BBVA (40%), Iberia (10%) and Repsol (10%), through Iniciativa de Mercados Interactivos, was completed. Also, the Telefónica Group's holding in Adquira España was transferred from Katalyx to Telefónica de España (20%) and TPI (20%). Adquira Latam continued operating in Argentina, Mexico and Brazil with the aim of becoming the industry leader in these markets.

Also, Vía Katalyx constitutes a novel technological solution for the agents in the supply chain and in 2001 it started to work with important logistics operators in Brazil, Mexico and Spain, which led to contracts with Shell in Brazil and with Exell Logistic and Quaker in Mexico; Katalyx Food, an initiative in the large-scale consumption industry that operates on the B2B Galaxy platform in Spain and Mexico; Katalyx Catalogs provides electronic product cataloging services; and Katalyx Construcción is a provider of solutions for private e-commerce networks which facilitate transactions between manufacturers of construction materials and their traditional distribution channels.

Earnings

Consolidated Income

When analyzing the year-on-year variations, it should be noted that they are affected by the change in the consolidated group due to the inclusion in 2000 of new companies, including most notably Endemol, Lycos, ATCO, Katalyx, Emergia and Terra Mobile, and in 2001 of MediaWays and the Mexican wireless operators.

As a result of the revenue growth and the expense containment policies adopted in the various business lines in 2001, the Group's EBITDA increased by 7.4%, despite the negative impact of exchange rates on earnings.

Also noteworthy in 2001 was the across-the-board containment of the expenditure of the various businesses, which fell by 60.1% with respect to 2000.

The performance of the items with the greatest bearing on consolidated income for the year is summarized as follows:

Operating revenues amounted to €31,052.6 million in 2001, up 9.1% on 2000, due mainly to the 13.6% increase, in line with the previous year, of the revenues of Telefónica Móviles, as a result of the growth in the customer base, and to the improvement in revenues of the other business lines, except for those of the Latin American wireline line, which dropped by 2.3%, since they were adversely affected by exchange rate trends. Disregarding this effect, the Group's revenues would have amounted to €32,416.5 million in 2001, an increase of 13.8% over 2000.

The year-on-year increase in operating expenses (chiefly interconnection, commercial and personnel expenses) was 8.17%. A noteworthy factor affecting personnel expenses was the performance of the Group's wireline operators, which reduced personnel expenses by 9.7% as a result of the labor force reduction in order to improve productivity ratios.

Period depreciation and amortization increased by only 5.9% in 2001, as compared with the 13.9% increase in 2000, due mainly to the fact that the balance of this caption remained unchanged at the Latin American wireline operators, fell at Telefónica de España and increased by a lower percentage at Telefónica Móviles in 2001, as a result of the lower expenditure during the year.

The losses of associated companies grew as a result of the losses incurred by the companies in which the Telefónica Móviles (€119.2 million), Media (€184.5 million) and Terra Lycos (€181.7 million) Groups have minority holdings.

Amortization of goodwill in consolidation increased by 68.8% to €845.2 million, due mainly to the acquisitions made by the Terra (Lycos), Admira Media (Endemol) and Data (Mediaways) Groups in late 2000 and in 2001.

The Telefónica Group's consolidated net income amounted to €2,106.8 million in 2001, a decrease of 15.9%.

Revenues

Operating revenues amounted to €32,043.4 million, up 7.9% on the previous year.

Revenues from operations, which represented over 95% of the total and amounted to €31,052.6 million, increased by 9.0%, while capitalized in-house work on fixed assets decreased by 18.8% and other operating revenues (which were marginal) dropped by 4.5%.

Telefónica de España, S.A.'s operating revenues increased by 2.4%, reversing the trend of the preceding year. If Telefónica de España, S.A.'s dependent companies are taken into account, the increase in 2001 is 0.4%, since the slowdown of the wireless market gave rise to a drop in the revenues of the subsidiaries whose business activities included the marketing of wireless telephones. The Telefónica de España Group's revenues represented 29.65% of the Group's total consolidated operating revenues.

The loss of market share, the application of the Reference Interconnection Offers of August 2000 and 2001, the price reduction due to the system of placing a ceiling on annual prices (Price Cap) and the higher discounts made in response to competition, were offset by a 25.7% increase in average consumption per line, a 2.0% increase in average billable plant and, above all, an increase of €1.2 in the monthly charge in 2001.

Traffic increased by 28.2% in 2001, with growth in all segments except for the metropolitan segment. Mention should be made of the performance of Internet traffic, which increased by 47.8%, and of traffic reaching the network from other operators and international traffic, which grew by 134.8% and 21.6%, respectively.

The Telefónica Móviles Group's pro forma operating revenues totaled €8,411.1 million, representing year-on-year growth of 13.6% with respect to the pro forma consolidated financial statements for 2000. This was made possible by a 28% increase in the customer base and a 15% in the ARPU, which offset the 8% decline in minutes of usage per customer. This figure represented 22.8% of the Group's total operating revenues.

The operating revenues of the Spanish wireless operator amounted to €5,736.0 million, up 19.6% on 2000. Despite rising competition, Telefónica Móviles España remains the market leader in terms of its share of both customer numbers (57%) and traffic (60%), and in 2001 it accounted for more than 58% of the net market growth in customer numbers.

Turning to the Latin American wireless operators, TeleSudeste ended the year with 3 million customers, an increase of 22% with respect to 2000. The good performance of wireless telephony in the Chilean market enabled Startel to increase its customer base by 28%, finishing the year with a total of 1.6 million customers.

It should be noted that from July 2001 onwards Telefónica Móviles México was consolidated in the Group by the global integration method. In the second half of the year, it contributed to the Group operating revenues of €208.2 million and a customer base of 1.06 million. However, by December 31, 2001, it had achieved 1.2 million customers.

In the Latin American wireline telephony business, pro forma aggregate operating revenues amounted to €10,137.4 million, down 2.3% with respect to the previous year, representing 31.6% of the Group's total operating revenues. This decrease was largely due to the depreciation of the Brazilian real and the Chilean peso, since in constant terms revenues grew by around 8.1%.

In 2001 the operators in Brazil and Argentina contributed 72% of the total revenues of the wireline telephony line in Latin America, as compared with 75% in 2000. The Brazilian operator Telesp ended 2001 with a total of 12.6 million lines in service, an increase of 19.1% with respect to 2000 year-end. In November 2000 the Argentine market was fully deregulated with a 50% reduction in interconnection charges. Telefónica de Argentina's revenues decreased by 8.3%, despite the 5.3% increase in plant in service, due to the poor economic situation in Argentina. CTC Chile ended the year with 2.7 million lines in service, a year-on-year increase of 0.8%. In Peru the plant in service remained at levels similar to those of 2000 (1.7 million lines), with prepaid lines accounting for an increasing amount of the total.

As regards the data business, Telefónica Datacorp ended the year with operating revenues of €1,849.7 million, up 64.6% on the pro forma figure for the preceding year. In 2001 the German company Mediaways was included in the consolidated Group, the Group's operations were extended to the U.K. through the formation of Mediaways UK and the Miami TIC was inaugurated. As of December 31, 2001, T.DataCorp was managing 166,350 dedicated connections, 449,123 switched connections and more than 38,000 square meters of T. Data Internet Centers.

The Admira Media Group also merits special mention, since with the acquisition of the Dutch Group Endemol and the inclusion in consolidation of the Argentine Group ATCO in 2000, operating revenues continued to grow, reaching €1,403.1 million in 2001, up 93.8% on 2000.

The Terra Lycos Group ended 2001 with more than 4.3 million Internet access customers, of whom 66% related to Spain and 17% to Brasil. Operating revenues amounted to €690 million, of which 60% relate to advertising and e-commerce, mostly generated in the U.S.

The Atento Group's revenues amounted to €643.9, 22.2% higher than 2000. Brazil and Spain were the countries which most contributed to consolidated revenues, accounting for 41% and 37%, respectively.

The pro forma operating revenues of the TPI Group totaled €619.5 million in 2001, up 2% on the pro forma figure for 2000. Advertising revenues (62% of total revenues) grew at the highest rate, 9.8% with respect to 2000.

Expenses

Operating expenses, including procurements, outside services, personnel expenses and other taxes other than income tax, amounted to €18,146.0 million in 2001, a year-on-year increase of 7.4%, which was lower than the growth in operating revenues, which increased by 9% in 2001. This increase was partially due to the changes in the scope of consolidation as a result of the acquisition during the year of the German company Mediaways, which was included in the Telefónica Datacorp Group, and the Mexican wireless operators.

There was a general slowdown in all the lines of business in 2000, as a result of the cost containment process implemented in the second half of the year.

The Latin American wireline operators, the Móviles Group and Telefónica de España are, in that order, the lines of business which account for the greatest relative amount of the Group's expenses, representing 70% of the total expenses. The expenses of other lines of business, despite their scant importance with respect to the Group's total expenses, grew sharply in 2001, due to the lines of business being in a phase of expansion and development, as is the case of Emergia, Admira and Telefónica Data.

The main components of operating expenses continue to be interconnection expenses, which are particularly significant in the case of the wireline operators, commercial and marketing expenses relating to customer loyalty-building and attracting wireless customers and personnel expenses.

The growth in Telefónica de España's interconnection expenses was due to the increase in wireline-wireline traffic (including Internet traffic), although the growth rate was lower than in 2000. Noteworthy among the Latin American wireline operators was Telesp, whose interconnection expenses increased significantly due to the rise in the plant in service, which led to more traffic, and to the increase in the interconnection rates imposed by Anatel.

Although the commercial and marketing expenses of the wireless operators continued to be one of the largest operating expense items, they fell significantly in 2001. This was due to the elimination of the terminal subsidy at Telefónica Móviles España, to the general advertising and promotion expense containment policy applied and to the commissions paid to distributors.

The 5.4% growth in personnel expenses in 2001 was lower than in 2000. As of December 31, 2001, the Telefónica Group had 161,527 employees, 8.6% more than in 2000. Telefónica de España, Atento and the Latin American wireline operators were the lines of business with the most employees, with headcounts of 42,425, 49,940 and 30,425, respectively.

Personnel expenses at the Telefónica de España Group, in line with the trend initiated in 2000, fell by 5.8%, due mainly to the 9.7% reduction in the average headcount. The personnel expenses of all the Latin American wireline operators also fell, most notably at Telesp and CTC following the labor force reduction plans implemented in 2001.

The other operating expenses include most notably the allowance for bad debts, which increased significantly in 2001 due to bad debts in both Spain and Latin America. Telefónica de España recorded provisions for the reorganization and financial streamlining of the public telephone traffic resellers business.

EBITDA and operating margin

In 2001 Ebitda increased by 7.4%, as compared with 9.5% in the previous year, due mainly to the slowdown in revenue growth, which was partially offset by cost containment policies. Disregarding the exchange rate effect, Ebitda increased by 13%.

The combination of the growth of Telefónica Móviles, Telefónica de España and the new businesses made it possible to offset the reduced earnings of the Latin American wireline operators, which were adversely affected by exchange rates, and of the Data business, due mainly to international expansion and the higher costs associated with the deployment of the international network.

The Ebitda margin was 41.2%, 0.6 percentage points lower than in 2000. The year-on-year fall in the margin was due mainly to the aforementioned performance of the Latin American wireline business, the maintenance of the margin at Telefónica de España and T. Datos and the improved margin at Telefónica Móviles and the new businesses.

The Group's consolidated operating margin increased by 9.5% with respect to 2000, to €5,430.30 million.

The slowdown in the growth in depreciation and amortization (5.9% in 2001 as compared with 13.9% in 2000) was largely due to the reduction of capital expenditure in 2001.

Financial earnings

Net financial expenses amounted to €2,391.1 million in 2001, an increase of 28.5% with respect to the previous year. This increase was due basically to the effect of the devaluation of the Argentine peso, which amounted to €528.76 million, and without which the financial income would have been similar to that of 2000.

This was achieved in spite of the 21% increase in the Group's average indebtedness with respect to 2000, as a result of the inclusion of new companies in consolidation and of the investments made in the second half of 2000 and in 2001. This increase was offset by the 1.31% reduction in the average cost of the debt, as a result of an active policy of centralizing financial liability management. This policy gave rise to greater cost efficiency, despite which there was a higher level of hedging of the Group's financial risks in 2001, basically of exchange risk exposure relating to the Latin American currencies. This fall in costs was also brought about by the drop in interest rates in 2001 relating to the currencies (U.S. dollar and euro) in which a portion of the Telefónica Group's financing is denominated, although this effect was reduced by the increase in Brazilian interest rates.

Income from ordinary activities

The results of associated companies relate mainly to the contribution by the holdings in Terra Lycos (largely Lycos Europe), the Admira Media Group (Via Digital and A3 TV) and Telefónica Móviles. Consequently, a net loss of €381.8 million was recorded, as compared with the net loss of €161.3 million recorded in 2000.

Amortization of goodwill in consolidation increased by 68.8% from €500.6 million in 2000 to €845.2 million in 2001, due mainly to the acquisitions made by the Terra Lycos, Admira Media (Endemol, ATCO), T. Data (Mediaways) and Telefónica Móviles (CRT Celular) Groups.

As a result of this performance, income from ordinary activities was €1,821.1 million in 2001, a 25.2% decrease from 2000. In relative terms, income from ordinary activities accounted for approximately 5.8% of operating revenues, as compared with 8.6% in 2000.

Income before taxes

The net extraordinary income of €212.8 million in 2001 was 50.7% lower than that of €431.9 million in 2000.

Income before taxes amounted to €2,033.9 in 2001, a decrease of 29.1% with respect to 2000.

Net income

The corporate income tax expense amounted to €198.1 million in 2001, down 18.2% from 2000, due, inter alia, to the effect of the tax group deducting the tax credits earned when calculating, pursuant to tax legislation, the adjustment to reverse deferrals due to the reinvestment of capital gains.

The income attributed to minority interests amounted to €271.0 million in 2001, as compared with the loss of €120.6 million in 2000, mainly as a result of the impact of the losses of Terra Lycos and the Verónica Operation.

The Telefónica Group's net income totaled €2,106.8 million in 2001, down 15.9% from 2000, due mainly to the increase in the losses of companies carried by the equity method, financial expenses and amortization of goodwill.

Investment Activity

In 2001 the Telefónica Group recorded fixed asset additions of €8,420.89 million, 60.1% less than in 2000. This decrease was mainly due to the fact that most of the UMTS licenses were acquired in the second half of 2000, signifying that the accumulated investment of the Telefónica Móviles Group dropped by 87.6%. It should also be noted that the investments in the Latin American wireline operators fell by 8% following the investment rationalization work carried out throughout the year. Noteworthy was the investment drive in Brazil aimed at meeting the targets set by the regulator (accounting for 72% of total investments in the wireline business in Latin America).

Throughout 2001 Telefónica de España focused its investments on shifting the company towards broadband and the new businesses (40% of investments in 2001, as compared with 23% in 2000), without overlooking the needs of the traditional business.

The start-up in 2000 of SAM-1, Emergia's ring which interconnects the main cities in Latin America, meant that most of the investment was made that year and, therefore, the amount disbursed in 2001, the year in which the ring was completed, was much lower.

Investments in property and equipment totaled €6,770.80 million in 2001, down 15.4% from 2000, due mainly to the positive contribution of the Latin American operators and Telefónica Móviles. However, the investment made in this area by Telefónica de España increased by 12.3%.

Investments in intangible assets totaled €1,650.09 million in 2001, a drop of 86,7% with respect to 2000, since the significant impact of the UMTS licenses in 2000 did not exist in 2001.

Long-term financial investments fell by 56.1% in 2001 to €1,314.1 million, due to the drop in the acquisition of other shareholdings.

Financing

Telefónica's net debt increased by approximately 7.5% with respect to December 2000 due to the financial needs derived from the investments made in 2001, the impact of exchange rate fluctuations and the Group's operations.

The principal financing transactions in 2001 were as follows:

On January 25, 2001, the first capital increase with a charge to unrestricted reserves authorized by the Stockholders' Meeting on April 7, 2000, was carried out. Capital was increased by €86,814,214 through the issuance of 86,814,214 new shares, which were assigned to the stockholders at a ratio of 1 new share for every 50 shares already held by them.

On April 3, 2001, the second capital increase with a charge to unrestricted reserves authorized by the Stockholders' Meeting on April 7, 2000, was carried out. Capital was increased by €89,203,045 through the issuance of 89,203,045 new shares, which were assigned to the stockholders at a ratio of 1 new share for every 50 shares already held by them.

On February 15, 2001, the first of the capital increases authorized by the Stockholders' Meeting for the compensation of the Telefónica Group's nonexecutive personnel (TIES Program) was carried out. This capital increase was subscribed through a monetary contribution by the Group's employees. Capital was increased by €1,123,072 through the issuance of 1,123,072 new shares at an issue price of €5.00 (par value of €1 and additional paid-in capital of €4). Accordingly, the effective amount of the subscription was €5,615,360.00.

On February 21, 2001, the second of the capital increases authorized by the Stockholders' Meeting for the compensation of the Telefónica Group's nonexecutive personnel (TIES Program) was carried out. This capital increase was fully subscribed through monetary contributions by BBVA and La Caixa in order to cover the options granted to employees in the capital increase described in the preceding paragraph. Capital was increased by €31,504,244 through the issuance of 31,504,244 new shares at an issue price of €5.00 (par value of €1 and additional paid-in capital of €4). Accordingly, the effective amount of the subscription was €157,521,220.00.

On June 15, 2001, Telefónica's Stockholders' Meeting resolved to carry out three capital increases, two with a charge to unrestricted reserves for stockholder remuneration and one for the acquisition of the Motorola Group's Mexican wireless telephony companies.

On June 19, 2001, the capital increase associated with the acquisition of the Motorola Group's Mexican wireless telephony companies was carried out. Capital was increased by €122,560,575 through the issuance of 122,560,575 shares at an issue price of €5.5 (par value of €1 and additional paid-in capital of €4.5). Accordingly, the effective amount of the subscription was €674,083,162.50.

In February the financing activity of Telefónica Europe BV commenced (secured by Telefónica S.A.) under the "Euro Commercial Paper" program, with a limit of €2,000 million.

On July 9, 2001, Telefónica Europe BV issued (secured by Telefónica S.A.) a bond under the EMTN program for ¥30,000 million. This bond matures on July 9, 2003, and bears floating interest tied to Libor plus a spread of 0.22%.

On July 12, 2001, Telefónica Europe BV issued (secured by Telefónica S.A.) a bond under the EMTN program for ¥22,000 million. This bond matures on July 4, 2002, and bears fixed annual interest of 0.15%.

On July 25, 2001, Telefónica Europe BV issued (secured by Telefónica S.A.) a bond under the EMTN program with a face value of €39.5 million, issued at a discount at an annual discount rate of 4.905% and maturing on July 9, 2004.

On August 20, 2001, Telefónica Europe BV issued (secured by Telefónica S.A.) a bond under the EMTN program for €150 million. This bond matures on August 20, 2003, and bears floating interest tied to EONIA plus a spread of 0.26%.

On September 12, 2001, Telefónica Europe BV issued (secured by Telefónica S.A.) a bond under the EMTN program for ¥50,000 million. This bond matures on September 12, 2002, and bears fixed interest of 0.04% through March 18, 2002, and of 0.27% thereafter through maturity.

On October 30, 2001, Telefónica Europe B.V. issued a bond (secured by Telefónica S.A.) under the EMTN program in two tranches maturing at three and five years:

Tranche A: one bond of €1,000 million, maturing on October 30, 2004, and bearing floating interest tied to three-month Euribor plus a spread of 0.70%.

Tranche B: one bond of €1,000 million, maturing on October 30, 2006, and with an annual coupon of 5.125%.

Rating Agencies

Unlike the case of other companies in the industry, Telefónica, S.A.'s credit rating remained relatively unchanged in 2001. On March 2, 2001, the rating agency Moody's confirmed Telefónica's credit rating as A2, changing the outlook from positive to stable, and on January 11, 2002, the rating agency Fitch-IBCA confirmed Telefónica credit rating as A +, changing the outlook from stable to negative. On February 5, 2002, the rating agency Standard & Poors reduced Telefónica's credit rating from A + to A, with a stable outlook.

R&D

For the Telefónica Group, its research and development policy is an important instrument with which to achieve a competitive edge and guide and foster technological innovation. These activities focus on the following major areas:

- The development of new differentiating services in the current competitive environment, both for wireline telephony with the aim of maintaining market share and increasing revenues with new broadband services, and for wireless telephony and Internet, with the aim of consolidating leadership positions due to its future growth potential and optimizing the growth of revenues by various means, including that of combining the capacities for new Internet businesses with accessibility of the wireless network as a cornerstone.

- Activities aimed at optimizing the business processes, particularly those relating to customer service and management of customer relations.

- The development of systems to manage networks and services.

- Actions under the Innovation Program aimed more at the medium-long term with the objective of detecting, understanding, developing and applying – through strategic studies, technological surveillance activities or experimental developments – the aspects, particular features, opportunities or technologies that may have an impact on the future evolution of the Group's businesses.

The aforementioned four areas of activity have an international dimension, since the solutions developed in Spain have been transferred to countries, particularly in Latin America, where they have also been considered to be competitive, although many of the Group companies do not have a specific research and development department.

Research and development expenses amounted to €170.8 million in 2001, as compared with €105.9 million in 2000.

Other Salient Matters

Telefónica and Microsoft entered into a strategic agreement to cooperate in the performance of activities in the technological field and those relating to initiatives for the promotion and marketing of products and services. The two companies will work together to develop key markets for the companies and users in general, such as broadband, wireless technology and the concept of software as a service.

Agreements entered into since December 31, 2001

Note 23 to the consolidated financial statements details the salient events subsequent to December 31, 2001, the most noteworthy of which are as follows:

- Capital increase in progress with a charge to reserves.

  January and February 2002 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on June 15, 2001, and which the Board of Directors resolved to carry out at its Meeting on December 19, 2001.

The capital increase was carried out through the issuance of 93,438,317 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €93,438,317 to €4,765,354,202. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 13, 2002, and registered in the Mercantile Register on February 19, 2002.

Also, on February 13, 2002, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 30, 2002, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on June 15, 2001, through the issuance of 95,307,084 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2002, and the new shares will foreseeably be admitted to official listing in mid-April 2002.

- Acquisition of HighwayOne Germany.

In early February 2002 Telefónica DataCorp acquired the German company HighwayOne Germany, one of the leading ADSL broadband service providers for corporate customers in Germany, whose current range of services includes broadband Internet access, traditional voice services and value-added services, such as virtual private networks, firewall solutions, web-hosting and e-mail management services.

The acquisition of HighwayOne Germany complements the acquisition of Mediaways in 2001, making it possible for the latter to become the most attractive broadband alternative to Deutsche Telecom in the German market.

- Modification of Telefónica's holding in CANTV.

On February 1, 2002, the Stockholders' Meeting of Venworld Telecom C.A. resolved to dissolve and liquidate this company. When the liquidation process has been completed, Telefónica Internacional, S.A., through Telefónica Venezuela Holding B.V., will own approximately 7% of the shares of Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV).

- Acquisition of the directories business in Peru.

In February 2002, the Group company Telefónica Publicidad e Información, S.A. (TPI-Páginas Amarillas) acquired in full for US$ 31.2 the directories business owned by Telefónica del Perú, which is the leading publisher of directories in Peru with a market share of 80% in 2001.

As part of this transaction, TPI and Telefónica del Perú established a contractual framework for the publishing and marketing of "White Pages" telephone directories, in similar terms to those established in the past by TPI and Telefónica de España.

Treasury stock

At the beginning of 2001, Telefónica held treasury stock representing 0.25313% of capital stock, i.e. 10,987,564 shares with a book value of €18.04, giving a total of €198.19 million and a par value of €10.99 million.

In 2001 the Company acquired for consideration 70,063,409 shares of treasury stock (representing 1.49967% of capital stock and with a par value of €70.06 million) at an average price of €15.58 per share, and 2,747 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 18,987,111 shares (representing 0.40641% of capital stock and with a par value of €18.99 million) were used to acquire from Iberdrola, S.A. holdings in Brazilian telephony companies, and 16,625,708 shares (representing 0.35586% of capital stock and with a par value of €16.63 million) for an average price of €16.45 per share, giving rise to a gain of €20.30 million.

As a result of these transactions, 45,440,901 shares (0.97264% of capital stock) were held in treasury stock at year-end, acquired at an average price of €14.85, giving a total of €674.73 million and a par value of €45.44. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €414.03 million was recorded.

Code of best practice corporate governance

A) Introduction

Telefónica, S.A.'s rules of corporate governance are set down in its bylaws and in Board of Directors Rules, the purpose of which is to establish the principles under which the Board of Directors must act, regulate its organization and functioning and set the code of conduct for its members, so as to achieve maximum efficiency and optimize management.

The first draft of these rules were approved by a resolution of the Board of Directors adopted on January 29, 1997, i.e. prior to publication of the "Olivencia Report".

After these rules had been in force for 18 months, as a result of the experience obtained in application thereof and the publication of the Code of Best Practice, Telefónica's Board of Directors considered it necessary to make certain changes to the text and include certain recommendations contained in this Code which were not included in the Telefónica text. This was carried out by a resolution of the Board of Directors on July 22, 1998, and duly notified to the CNMV.

The bylaws can be obtained at the Madrid Mercantile Register. Also, the revised bylaws, which are periodically updated, are available free of charge to stockholders who request them from the Company for information purposes.

The Company's Board of Directors Rules can be consulted through the Internet, on the CNMV web page.

B) *Mission and powers of the Board of Directors*

The Board of Directors Rules, implementing the provisions of the Corporations Law and the Corporate Bylaws, conceive the Board of Directors basically as a body to supervise and control the Company's operations, delegating management of the Company's ordinary business to the executive bodies (whether single-member or collective) and management team.

Without prejudice to the foregoing, and to better enable it to discharge its general supervisory function, the Board of Directors undertakes to exercise directly, in addition to the powers reserved exclusively to it by law or under the Company's bylaws, the following duties:

a) Approval of the Company's general strategies;

b) Appointment and, when appropriate, removal, of the top executives of the Company and the other companies making up the consolidated Group;

c) Appointment and, when appropriate, removal, of directors of the various subsidiaries;

d) Identification of the Company's main risks and implementation and monitoring of the appropriate internal control and information systems;

e) Definition of the policy for informing and communicating with the stockholders, markets and public opinion;

f) Definition of the policy regarding treasury stock within the framework, if any, established by the Stockholders' Meeting;

g) Authorization of the Company's transactions with its directors and main stockholders that might give rise to conflicts of interest; and

h) In general, decision-making on business or financial transactions of particular importance to the Company.

In this connection, bearing in mind that Telefónica is the head of a major and complex corporate group, the Board of Directors has reserved certain exclusive powers relating to the activities of its main subsidiaries. By virtue of these powers, adoption by any of these companies of resolutions of some importance or significance on duly identified matters will require prior approval by Telefónica's Board of Directors.

Accordingly, the Board of Directors' function of supervision and control of Group activities as a result of the corporate, organizational and functional restructuring by global business line initiated in 1998, is not hindered in any way.

These Rules state that the Board's actions must at all times aim to maximize the value of the Company and therefore create stockholder value, while adhering strictly to generally accepted ethical principles and values.

Consequently, the Code of Best Practice recommendation that the Board of Directors should expressly assume as its core mission the general supervisory function, *exercise its responsibilities without delegation and draft a* formal catalog of matters reserved to it is fully complied with.

C) Composition and structure of the Board of Directors

Telefónica's Board of Directors currently comprises 20 directors, whose names, positions, and the year in which they joined the Board, are as follows:

5 Executive directors:

- César Alierta Izuel (1997), Chairman (2000)
- Fernando Abril-Martorell Hernández, Managing Director (2000)
- Luis Lada Díaz (2000)
- Antonio Alonso Ureba, Secretary (2001)
- Antonio Viana-Baptista (2000)

6 Nonexecutive directors:

- Isidro Fainé Casas, Deputy Chairman (La Caixa, 1994)
- Pedro Luis Uriarte Santamarina, Deputy Chairman (Banco Bilbao Vizcaya Argentaria, 2000).
- José Javier Echenique Landiribar (Banco Bilbao Vizcaya Argentaria, 1995).
- José Ignacio Goirigolzarri Tellaeche (Banco Bilbao Vizcaya Argentaria, 2000)
- José Maldonado Ramos (Banco Bilbao Vizcaya Argentaria, 1999)
- Antonio Massanell Lavilla (La Caixa, 1995)

8 Independent nonexecutive directors, (of renowned professional and business prestige, independent from the management team and from the main stockholders):

- Gaspar Ariño Ortiz (1997).
- Pedro Ballvé Lantero (1997).
- Maximino Carpio García (1997).
- Carlos Colomer Casellas (2001).
- Luiz Fernando Furlán (2000).
- Ignacio Larracoechea Jausoro (1997).
- Alfonso Ferrari Herrero (2001).
- Mariano Eduardo Vázquez (2000).

1 director who joined the Board as a result of Telefónica's international alliances:

- Miguel Horta e Costa, who represents Portugal Telecom (1998).

The Chairman of the Board of Directors is the chief executive officer of the Company although, under the Board of Directors Rules –pursuant to the recommendations of the Code of Best Practice in order to reduce the risks of concentrating power in a single person– his conduct should at all times follow the criteria and guidelines laid down by the Board of Directors and the Board Committees, ensuring that it is fully in line with the aforementioned recommendations.

The post of Secretary of the Board of Directors – whose mission is essentially to ensure the proper functioning of the Board, safeguard the formal and substantive legality of the Board's actions, ensure that its procedures and rules of governance are observed, provide the Directors with the necessary counseling and information and duly reflect in the Minutes Books the events of the Board Meetings and attest to the resolutions adopted at them – has been held since 2001 by Antonio Alonso Ureba, who is also the Company Secretary. Joaquín de Fuentes Bardají is the Deputy Company Secretary and also the Deputy Secretary of the Board of Directors (having taken up this post in 2001).

The composition of Telefónica S.A.'s Board of Directors is in line with the recommendations in the Code of Best Practice, since it includes a significant number of independent Directors (of renowned professional prestige, independent from the Company's executive team and from the main stockholders), the external directors (nonexecutive and independent directors) are in an ample majority with respect to the executive directors (15 as compared with 5), and the independent directors are in a majority with respect to the nonexecutive directors (8 as compared with 6), bearing in mind that in the current stockholder structure of the Company the portion of floating capital is significantly higher than the sum of the significant stable holdings represented by the nonexecutive directors.

D) Committees of the Board of Directors

a) Standing Committee.

Both the Company's bylaws and the Rules of its Board of Directors provide for the existence of a Standing Committee with general decision-making powers to which, consequently, all the powers of the Board of Directors, other than those which by law or in accordance with the bylaws may not be delegated, are expressly delegated.

This Standing Committee is currently made up of the following members:

- César Alierta Izuel, Chairman. (2000)
- Isidro Fainé Casas, Deputy Chairman. (1994)
- Fernando Abril-Martorell Hernández. (2000)
- Maximino Carpio García. (2000)
- Carlos Colomer Casellas. (2001)
- José Javier Echenique Landiribar. (1997)
- José Maldonado Ramos. (2000)
- Antonio Viana-Baptista. (2000)
- Antonio Alonso Ureba. (2001)

Relations between the Board of Directors and its Standing Committee are based on the principle of transparency, so that the Board of Directors has full and complete knowledge of the resolutions and decisions made by the Standing Committee.

b) Other Committees.

The Rules entitle the Board of Directors to appoint one or more committees responsible for the ongoing examination and monitoring of certain areas of particular relevance to the good governance of the Company, or for in-depth analysis of a given matter which is important enough to merit it.

These Committees are not governing bodies, but instruments reporting to the Board of Directors, to which they report the conclusions they reach on the matters the Board has entrusted to them.

The most noteworthy Committees in existence at present at Telefónica S.A. in line with the recommendation in this respect of the Code of Best Practice are, in addition to the Standing Committee, the Audit and Control Committee and the Appointments and Compensation Committee.

The Audit and Control Committee, which held five meetings in 2001, has the primary function of supporting the Board of Directors in its supervisory and control functions, the most important tasks of which are to ensure that generally accepted accounting principles are correctly applied and to check the adequacy and integrity of the internal control systems used in preparing the individual and consolidated financial statements.

The Audit and Control Committee is currently made up of the following members:

Chairman: Antonio Massanell Lavilla. (2000)
Members: Maximino Carpio García. (1998)
José Ignacio Goirigolzarri Tellaeche. (2000)

The Appointments and Compensation Committee, which held ten meetings in 2001, has the basic functions of reporting on proposed appointments of directors, of members of Board Committees and of senior executives of the Company and its subsidiaries; approving senior executives' standard contracts and compensation ranges; setting directors' compensation; reporting on incentive plans and preparing and maintaining a register of the status of directors and senior executives.

The Appointments and Compensation Committee is currently made up of the following members:

Chairman: José Javier Echenique Landiribar. (2000)
Members: Maximino Carpio García. (2000)
Pedro Ballvé Lantero. (2000)
Alfonso Ferrari Herrerp. (2001)

However, at present there are other committees at Telefónica, S.A. in addition to those envisaged in the Code of Best Practice, e.g. the Human Resources Committee, the Regulation Committee and the Service Quality and Commercial Service Committee.

Lastly, it is noteworthy that also in line with the recommendation in this respect of the Code of Best Practice, the five Committees referred to in this section on "Other Committees" are exclusively composed of nonexecutive (external) directors.

E) Functioning and actions of the Board of Directors

In 2000 the Board of Directors held twelve ordinary meetings and one special meeting. Of the aforementioned thirteen meetings, eleven were held at the Company's registered offices, one in the venue at which Stockholder's Meetings were held in the year and one in São Paulo (Brazil).

The Board of Directors' Standing Committee held twenty meetings, in one of which it made use of the legally permitted procedure for adopting resolutions in writing without a meeting.

All the meetings of the Board of Directors and of its Standing Committee were personally attended by substantially all the Directors and were conducted according to Company bylaws and regulatory norms, and the matters submitted for their consideration and decision were examined with due diligence. The directors participated fully and naturally in all the debates and discussions, giving their opinions when they saw fit, as reflected in the Minutes of each meeting.

The level of transparency and information afforded to the Board of Directors was very high in 2000 as in prior years, and Board meetings were attended by the main Group company managers responsible for different areas and lines of business, who informed the Board on matters relevant to their areas of competence.

It is important to note that Telefónica's directors have the broadest powers to gather any information about the Company that they may at any time consider necessary or appropriate for the proper performance of their duties. The external directors have the power to hire, at the Company's expense, legal advisers, accountants, and financial or other experts to assist them in discharging their duties in line with the related recommendation of the Code of Best Practice.

F) Directors' compensation

As provided for in the Board of Directors Rules, the defining of directors' compensation is the responsibility of the Appointments and Compensation Committee, which, as established in these Rules, will endeavor to ensure that Directors' compensation is in line with market rates paid at companies of a similar size and activity.

The compensation paid to the Company's directors in 2001 – the amount of which is disclosed in the notes to financial statements as required by law– was at all times in line with the criteria established in the past by the Appointments and Compensation Committee.

G) Directors' duty of loyalty

The Rules of the Board of Directors devote a heading (composed of 12 articles) to this subject, describing in depth the directors' principal rights and obligations, regulating in depth conflicts of interest, the use of corporate assets, the use of information which has not been made public, and the exploitation by directors to their own benefit of business opportunities of which they become aware in their capacity as directors.

The duty of loyalty to the Company extends also in the aforementioned Rules –pursuant to the recommendation in this respect of the Code of Best Practice– to the major stockholders, and the knowledge and authorization of any transaction performed between the Company and any of them is formally reserved to the Board of Directors, which always acts on the basis of a prior report of the Appointments and Compensation Committee in which the transaction is analyzed and evaluated from the standpoints of equal treatment to stockholders and of the market conditions of the transaction.

No incident or problem of any kind relating to these matters arose in 2001.

H) Transparency in relations with stockholders, markets and auditors

In compliance with the recommendations of the Code of Best Practice, the Board of Directors Rules govern in detail the channels through which relations are maintained between the Board of Directors and the Company's stockholders (whether small stockholders or institutional stockholders and investors), between the Board of Directors and the regulatory and supervisory authorities of the markets in which the Company's shares are listed, and between the Board of Directors and the Company's auditors.

No incident worthy of special mention took place in any of these areas in 2000, but mention should be made of the high level of transparency and information which has characterized the Company's activity in the stock markets.

In this connection, some years ago Telefónica set up its "Stockholder Service" (located on the third floor of the Company's registered office) to manage the Company's relations with its small stockholders, a 24-hour free telephone hotline (900 111 004) which received over 250,000 calls in 2001, a quarterly magazine (the most recent of which had a print run of 170,000) and an Internet website.

Also, to manage relations with institutional stockholders and investors, there is an Investors Relations Department, located on the third floor of the Company's registered office. To improve information to investors, the Company organizes regular informative meetings on its conduct of business and that of the Group with the main Spanish and foreign institutional stockholders and investors. These meetings are attended by the Company's directors, as well as the appropriate senior executives depending on the matters to be discussed.

Also, in compliance with the applicable legislation, the Company notifies the CNMV, for the purpose of keeping the market duly informed of any event arising in relation to the Company and its Group which could be significant in general terms and specifically in relation to the market price of the Company's shares on the stock markets.

The Board of Directors has established, through the Audit and Control Committee, a stable professional relationship with the Company's auditor while also maintaining strict respect for his independence, in order to fulfill the recommendations in this regard of the Code of Best Practice. Also, the Audit and Control Committee verifies the financial information on the Company which is periodically provided to the markets, taking special care to ensure, if applicable, that such information is prepared in accordance with the accounting principles and methods used to prepare the financial statements.

Shareholders' Information

Share Capital

	1997	1998	Euros 1999	2000	2001
Share Capital (Millions of euros)	2,823.17	3,079.82	3,262.82	4,340.71	4,671.91
Profit per share (euros) (*) (1)	0.41	0.43	0.55	0.58	0.45
Profit per share (euros) (*) (2)	0.41	0.44	0.57	0.67	0.46
PER	21.50	29.72	44.84	30.50	33.33
Pay out (%)	50.42	—	—	—	—
Price/Cash-Flow p.a.	4.25	5.97	9.01	7.30	6.65

(*) Figures homogenized by the three-to-one split effective on July 23, 1999, considering: (1) The number of shares at the close of the fiscal year and (2) the average number of shares outstanding during the fiscal year. This includes the capital increases effected, weighted by the number of days on which they were quoted.

Evolution of the Company's Share Capital

At the end of the 2001 fiscal year, Telefónica had 4,671,915,885 outstanding shares, which reflects a 7.63% increase in the company's share base with respect to the end of the 2000 fiscal year (4,340,710,735 shares).

This increase in the number of shares is the result of the following actions taken by the Group: on February 2, 2001, 86,814,214 new shares were issued when the first 1:50 bonus share issue was approved by the Telefónica Shareholders' Meeting on April 7, 2000. At that same meeting, two other share issues were approved to cover the TIES programs; this action gave rise to the issue of 1,123,072 shares on February 19, 2001 and 31,504,244 shares on March 1, 2001. The second bonus distribution, approved at the same General Shareholders' Meeting, resulted in the issue of 89,203,045 new shares on April 9, 2001.

Subsequently, as the consequence of the purchase of Telefónica Móviles Mexico's cellular assets, a total of 122,560,575 shares were issued and delivered to Motorola as payment for the assets sold; these shares were issued on June 25, 2001.

Finally, on December 19, 2001 Telefónica's Board of Directors approved the issue of 93,438,317 new shares as an initial 1:50 bonus share issue approved by the General Shareholders' Meeting held on June 15, 2001. These shares were not actually issued until February 26 of the 2002 fiscal year.

Telefónica has continued to apply the policy initiated in the 1998 fiscal year of not distributing cash dividends. To compensate our shareholders, Telefónica has continued to issue bonus shares that offer their recipients tax benefits, among other advantages, and which also give each shareholder the option of converting the new shares into cash whenever he or she decides to do so. Thus, all investors who were Telefónica stockholders before January 4, 2001 and who remained stockholders on March 5 of the same year, received a remuneration of 4%.

Increase in Capital

During the 1998, 1999, 2000 and 2001 fiscal years, Telefónica effected the following capital increases:

	Date	No. of Shares Issued		Price Issue Euros	Issue Amount (Millions) Nominal Euros	Cash Euros
	25/03/98	85,406,438		30.051	256.652	2,566.548
(*)	27/05/98	642		29.103	0.002	0.019
(**)	16/12/98	20,497,558		3.005	61.596	61.596
(**)	25/02/99	20,907,509		3.005	62.828	62.828
(*)	15/09/99	1,002		9.595	0.001	0.009
(**)	29/09/99	63,976,998		1.000	63.976	63.976
(*)	04/02/00	13,965,205		9.442	13.965	131.859
(*)	23/02/00	3,026,268		9.461	3.026	28.632
(*)	29/03/00	4,448,442		9.496	4.448	42.242
(***)	26/04/00	14,477,109	(1)	9.500	14.477	137.532
(*)	26/04/00	2,914,193		9.524	2.914	27.755
(*)	31/05/00	780,927		9.564	0.781	7.469
(*)	28/06/00	1,426,472		9.591	1.426	13.681
(***)	04/07/00	157,951,446	(2)	9.129	157.951	1,441.939
(***)	06/07/00	371,350,753	(3)	11.910	371.351	4,422.787
(***)	06/07/00	90,517,917	(4)	3.995	90.518	361.619
(***)	11/07/00	80,954,801	(5)	9.072	80.955	734.422
(*)	26/07/00	33,716,560		9.531	33.717	321.353
(***)	02/08/00	213,409,097	(6)	3.875	213.409	826.960
(***)	18/12/00	88,944,644	(7)	11.231	88.945	998.898
(**)	24/01/01	86,814,214		1.000	86.814	86.814
(****)	14/02/01	1,123,072		5.000	1.123	5.615
(****)	19/02/01	31,504,244		5.000	31.504	157.521
(**)	28/03/01	89,203,045		1.000	89.203	89.203
(***)	15/06/01	122,560,575	(8)	5.50	122.561	674.083

(*) Increases effected to pay for the conversion and consequent redemption of convertible debentures whose face value is US $1,000 each.

(**) Capital increases charged to freely distributable reserves and approved by the Extraordinary General Shareholders' Meeting held on June 24, 1998, by the Ordinary General Shareholders' Meeting held on March 26, 1999 and by the Ordinary General Shareholders' Meeting held on April 7, 2000.

(***) Capital increases subscribed and paid in by non-cash contributions consisting of shares of the following companies: (1) Vigil Corp, S.A. and Ambit, S.A., (2) Telefónica de Argentina, S.A., (3) Telecomunicaçoes de São Paulo, S.A., (4) Telesudeste Participaçoes, S.A., (5) Telefónica de Perú, S.A., (6) Endemol Entertainment Holding N.V., (7) CEI Citicorp Holdings, S.A. (8) several Mexican mobile telephony service operators acquired from the Motorola Group.

(****) Capital increases subscribed and paid in by cash contributions made by Grupo Telefónica employees who are beneficiaries of the Stock Option Plan for non-management personnel (TIES program).

Price of Telefónica, S.A. shares

The 2001 fiscal year was characterized by instability in world stock markets caused by three clearly differentiated factors that brought their influence to bear during the twelve-month period:

1. During the first nine months of the year the entire European telecommunications industry experienced a downturn caused, on the one hand, by the difficult financial situation telecommunications operators were faced with as the result of the process of awarding third-generation mobile telephony licenses. This award process, which took place during fiscal year 2000, coincided with the finalization of the remaining commitments entailed by the consolidation process that the industry had been undergoing in previous years. In this context, and after successive lowerings of the affected companies' bond ratings, these operators sought to mitigate the deterioration of their balance sheets by selling non-strategic assets, announcing significant reductions in investments and, in some cases, increasing their capital. On the other hand, the delay in the availability of UMTS technology contributed to increased skepticism in the markets regarding the quick materialization of the initial growth prospects of third-generation technology for cellular operators.

   Other negative influences that must be mentioned are the difficulties experienced by alternative and data operators due to the lack of visibility over their heavy investments in infrastructure, the toughening of financial conditions after the downward revisions of their bond ratings and the crisis that affected many Internet companies.

2. Gradually during the first nine months of the fiscal year, and then more markedly after the end of the first quarter, worry about the evolution of the U.S. economy spread. Turning away from the soft landing anticipated earlier, the markets began to discount the possibility that the U.S. would enter a recession. That the preoccupation was shared by the Federal Reserve was demonstrated by the fact that 2001 was the year in which this institution lowered interest rates more often than in any other year in its history, reducing the official price of money from 6.5% in January to 1.75% at year's end. The atmosphere of uncertainty turned the stock markets bearish and, at the same time, increasingly volatile. Thus, at the end of the third quarter, the downturn accumulated by the leading stock indexes amounted to -19.7% for Spain's IBEX – 35, -21.2% for the American S&P 500, -33.0% for the German DAX and -30.9% for the Dow Jones Eurostoxx50, among others.

3. When it seemed that the stock markets had bottomed out and were beginning to recover, as a result of the aggressive interest rate cuts made by the U.S. Federal Reserve, the events occurred that marked the evolution of the financial markets for the remainder of the year: the terrorist attacks of September 11 on U.S. targets, which provoked a decidedly negative initial reaction in all the Western stock exchanges due to the possible negative effects they could have on world economic growth during the year 2002. These circumstances pushed the indexes to the lowest levels of 2001: Spain's IBEX – 35 fell to -28.7%, the American S&P 500 recorded a -26.9%, Germany's DAX -41.1% and the Dow Jones Eurostoxx50 -39.7%. The stock markets then rose to levels above those reached on the day before the attacks, and finished the year clearly above the values registered in September. Specifically, the Spanish IBEX – 35 index finished the year at -7.8%, the S&P 500 at -13.0%, Germany's DAX at -19.8% and the Dow Jones Eurostoxx50 at -20.2%.

   It was precisely the telecommunications industry that made one of the most significant contributions to the recovery of European stock indexes from their minimal levels. The share prices of the leading European telecommunications operators, which had been severely penalized during 2000, rose very strongly from those minimal levels. Thus, between September 11 and the end of the fiscal year, Telefónica shares rose 35.4%, Deutsche Telekom climbed 25.0%, France Telecom increased by 45.0%, Telecom Italia shares grew by 21.7%, KPN went up 137.1% and Portugal Telecom rose 25.0%.

In this context of uncertainty in the stock exchanges in general, and in the telecommunications industry in particular, Telefónica's track record can be considered positive, since the Spanish operator was, along with Portugal Telecom, the telecoms company that performed best during the 2001 fiscal year. While companies such as Deutsche Telekom, France Telecom, KPN, BT or Telecom Italia had highly negative returns (-39.2%, -51.2%, -47.9%, -36.5% and -18.8%, respectively), Telefónica and Portugal Telecom showed drops of -11.2% and -8.4%, respectively.

PERFORMANCE OF TELEFÓNICA, S.A.
WITH RESPECT TO OTHER EUROPEAN OPERATORS



TEF
TI
BT
DT
KPN
FT
DJ TELCO
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-11.2%
-18.8%
-36.5%
-39.2%
-47.9%
-51.2%
-30.4%

This relatively good performance is mainly due to the positive perception that most investment banks have of the company, an attitude that has enabled Telefónica shares to be included in most of the major market actors' benchmark portfolios. This perception is based on several factors, including the Grupo Telefónica's diversified asset portfolio, which enables the group to enjoy greater stability in its results than other operators, and its capacity to generate free cash flows in the coming years, combined with a much greater financial strength than that of its competing European operators.

But these developments are even more estimable if we take into account the circumstances that have surrounded Telefónica during the 2001 fiscal year. Fiscal 2001, for Telefónica, was characterized by two fundamental factors that have influenced the behavior of the company's shares: the flow of negative news on the development of third-generation mobile telecommunications technology (UMTS) and Argentina's economic crisis.

Telefónica's shares are quoted in continuous trading on Spain's stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the following foreign stock exchanges: London, Paris, Frankfurt, Tokyo, Buenos Aires, New York (*), Lima (*), São Paulo (**) and the London Stock Exchange's SEAQ International.

During the 2000 fiscal year, Telefónica, S.A. shares were listed on three new exchanges: they were first quoted on the Lima stock exchange on March 2, 2000, and on the Buenos Aires and São Paulo exchanges on July 3, 2000.

Options on Telefónica stock are traded on the Mercado Español de Futuros Financieros (MEFF-RV-Spanish Financial Futures Market) and on the American Stock Exchange (AMEX) (*).

(*) American Depositary Receipts (ADR) are quoted, 1 ADR = 3 shares
(**) Brazilian Depositary Receipts (BDR) are quoted, 1 BDR = 1 share

PERFORMANCE OF TELEFÓNICA, S.A. SHARES IN 2001
AVERAGE DAILY TRADING VOLUME OF 33.29 MILLION SHARES



20
15
10
5
0
02/01
22/01
09/02
01/03
21/03
10/04
03/05
23/05
12/06
02/07
20/07
09/08
30/08
19/09
09/10
30/10
19/11
10/12
90
60
30
0
Traded in euros
Volume of trading (in millions of shares)

Dividend

Dividends declared in recent years:

	1995		1996		1997	
	Pesetas	Euros	Pesetas	Euros	Pesetas	Euros
Interim	30	0.18	35	0.21	40	0.24
Supplementary	46	0.28	54	0.32	62	0.37
Total	**76**	**0.46**	**89**	**0.53**	**102**	**0.61**

At the Extraordinary General Shareholders' Meeting held on June 24, 1998, Telefónica announced a new policy governing the search for other ways to reward shareholders than distributing dividends.

Based on that new dividend policy, starting from the 1998 fiscal year Telefónica has effected capital increases debited to freely distributable reserves, recognizing in these increases the right of free proportional allocation for the shareholders' benefit, at the rate of one new share for each 50 shares held. These share issues were approved by the Extraordinary General Shareholders' Meeting held on June 24, 1998, and by the Ordinary General Shareholders' Meetings of March 26, 1999, April 7, 2000 and June 15, 2001.

Shares held by members of the Board of Directors

According to the company's records, the total number of Telefónica, S.A. shares directly held by the company's current Board members on February 13, 2002 was 404,753 shares (0.0085% of the total share capital). A detailed listing of these holdings is given below.

NAME	NO. OF SHARES
César Alierta Izuel	159,516
Isidro Fainé Casas	1,533
Pedro Luis Uriarte Santamarina	9,601
Fernando Abril-Martorell Hernández	30,289
Gaspar Ariño Ortiz	6,605
Pedro Ballvé Lantero	116,445
Maximino Carpio García	5,500
Carlos Colomer Casellas	500
Alfonso Ferrari Herrero	1,675
Luiz Fernando Furlán	12,010
José Ignacio Goirigolzarri Tellaeche	—
Miguel Horta e Costa	318
Luis Lada Díaz	27,925
Ignacio Larracoechea Jausoro	3,375
José Maldonado Ramos	30
Antonio Massanell Lavilla	1,887
Mario E. Vázquez	10
Antonio Viana-Baptista	19,532
Gregorio Villalabeitia Galarraga	50
Antonio Alonso Ureba	7,952
TOTAL	**404,753**

The percentage of the company's share capital represented by the holdings of the members of the Board of Directors as of the last General Shareholders' Meeting held on June 15, 2001, was 38.12%.

Management

Management

Board of Directors

Members at the date of publication of this Annual Report (1):

Executive Chairman
Mr. César Alierta Izuel

Vice Presidents
Mr. Isidro Fainé Casas
Mr. Pedro Luis Uriarte Santamarina

Managing Director
Mr. Fernando Abril-Martorell Hernández

Directors
Mr. Gaspar Ariño Ortiz
Mr. Pedro Ballvé Lantero
Mr. Maximino Carpio García
Mr. Carlos Colomer Casellas
Mr. Alfonso Ferrari Herrero
Mr. Luiz Fernando Furlan
Mr. José Ignacio Goirigolzarri Tellaeche
Mr. Miguel Horta e Costa
Mr. Luis Lada Díaz
Mr. Ignacio Larracoechea Jausoro
Mr. José Maldonado Ramos
Mr. Antonio Massanell Lavilla
Mr. Mario E. Vázquez
Mr. Antonio Viana-Baptista
Mr. Gregorio Villalabeitia Galarraga

Secretary to the Board
Mr. Antonio Jesús Alonso Ureba

Vice Secretary (not a board member)
Mr. Joaquín de Fuentes Bardají

Management Committee

Members at the date of publication of this Annual Report (2):

Executive Chairman
Mr. César Alierta Izuel

Vice President
Mr. Isidro Fainé Casas

Managing Director
Mr. Fernando Abril-Martorell Hernández

Directors
Mr. Maximino Carpio García
Mr. Carlos Colomer Casellas
Mr. José Maldonado Ramos
Mr. Antonio Viana-Baptista
Mr. Gregorio Villalabeitia Galarraga

Secretary
Mr. Antonio Jesús Alonso Ureba

Executive Committee

Members at the date of publication of this Annual Report:

Chairman
Mr. César Alierta Izuel

Committee Members
Mr. Fernando Abril-Martorell Hernández
Mr. Luis Abril Pérez
Mr. Joaquim Agut Bonsfills
Mr. José María Alvarez-Pallete López
Mr. Francisco de Bergia González
Mr. Guillermo Fernández Vidal
Mr. Alberto Horcajo Aguirre
Mr. Luis Lada Díaz
Mr. Julio Linares López
Mr. Oscar Maraver Sánchez-Valdepeñas
Mr. Antonio Palacios Esteban
Mr. Calixto Ríos Pérez
Mr. Antonio Viana-Baptista
Mr. Angel Vilá Boix

Secretary
Mr. Antonio Jesús Alonso Ureba

(1) NOTE: During the 2001 fiscal year, the office of Director was held by Messrs. Alberto Cortina de Alcocer, José María Mas Millet and Carles Vilarrubí Carrió, who resigned from their Directorships on March 28, 2001. To replace them, Messrs. Antonio Jesús Alonso Ureba, Carlos Colomer Casellas and Alfonso Ferrari Herrero were appointed Directors on that same date.

Likewise, during fiscal 2001 and the first two months of fiscal 2002, the office of Director was held by Mr. José Javier Echenique Landiribar, who resigned from his Directorship on February 27, 2002. To replace him, Mr. Gregorio Villalabeitia Galarraga was appointed Director on that same date.

Similarly, for part of the 2001 fiscal year, the position of Vice Secretary for a non-board member was held by Mr. Diego L. Lozano Romeral, who resigned from that post on May 4, 2001, and was replaced by Mr. Joaquín de Fuentes Bardají.

(2) NOTE: During the 2001 fiscal year and the first two months of fiscal 2002, the Director Mr. José Javier Echenique was a member of the Management Committee. Mr. Echenique Landiribar resigned from his position as a Member of the said Management Committee on February 27, 2002, and was replaced by Mr. Gregorio Villalabeitia Galarraga.

The Telefónica, S.A. Management Team

Executive Chairman
Mr. César Alierta Izuel

Managing Director
Mr. Fernando Abril-Martorell Hernández

General Corporate and Board Secretary
Mr. Antonio Jesús Alonso Ureba

General Manager, Development Corporate
Mr. Angel Vilá Boix

General Manager, Corporate Finance
Mr. José María Alvarez-Pallete López

General Manager, Resources
Mr. Antonio Palacios Esteban

General Manager, Human Resources
Mr. Oscar Maraver Sánchez-Valdepeñas

General Manager, Institutional Relations
Mr. Calixto Ríos Pérez

General Manager of the General Secretariat of the Presidency
Mr. Luis Abril Pérez

General Manager, Assistant to the Chairman
Mr. Francisco de Bergia González

General Manager, Assistant to the Managing Director
Mr. Guillermo Fernández Vidal

Business Units

Telefónica de España
Mr. Julio Linares López

Telefónica Móviles
Mr. Luis Lada Díaz

Grupo Admira Media
Mr. Luis Abril Pérez

T.P.I. Páginas Amarillas
Ms. Belén Amatriain Corbi

Terra-Lycos
Mr. Joaquim Agut Bonsfills

Telefónica Latinoamericana (Latam)
Mr. Antonio Viana-Baptista

Emergia
Mr. Eduardo Caride

Telefónica Datacorp
Mr. Eduardo Caride

Atento
Mr. Alberto M. Horcajo Aguirre

Katalyx (Telefónica B2B)
Mr. Rafael Hernández García

Telefónica S.A.
2001 Annual Report

This Annual Report is also available at Telefónica's Internet web sites:
www.telefonica.es (Spanish),
www.telefonica.com (English) and
www.telefonica.net.br (Portuguese)

Shareholders may request copies of the Annual Report from **Telefónica's Shareholder Services Office** by calling freephone **900 111 004** (in Spain), or by electronic mail to:
accion.telefonica@telefonica.es
or over the Internet at: www.telefonica.es/invertir/accion

The information required by law is also available to shareholders and to the general public.

Published by:
Dirección General de Relaciones Institucionales de Telefónica S.A.

Front page image:
Alberto Schommer

Photography:
Alberto Schommer,
Ernesto Walfisch (photography of Chairman)
and Archivo Gráfico de Telefónica S.A.

Design:
TAU Diseño S.A., Madrid

Printing:
T.F. Artes Gráficas

Date of publication: April 2002
Legal Deposit: M-13.626-2002

All of the materials used in this report comply with ecological standards required by law. The offset paper and the "papier couché" are both chlorine free. The flyleaf paper is made from recycled algae with chlorine-free processes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A

Date: April 30 , 2002

By: /s/ Antonio Alonso Ureba
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors